

Tucows Inc.

2025 Annual Report

tucows.com

CONTENTS

Tucows Inc. Annual Report on Form 10-K
for Fiscal Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K
FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO
SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-32600

Tucows Inc.

(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	**23-2707366**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
96 Mowat Avenue **Toronto, Ontario, Canada**	**M6K 3M1**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(416) 535-0123**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common stock, no par value	TCX	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒
s

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Securities Exchange Act of 1934. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b), indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☒ No ☐

Indicate by check mark whether any of such error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of Act). Yes ☐ No ☒

As of June 30, 2025, (the last day of our most recently completed second quarter), the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $132.2 million. Such aggregate market value was computed by reference to the closing sale price per share of $19.71 as reported on the NASDAQ Capital Market on such date. For purposes of making this calculation, the registrant has excluded each executive officer, each director and each beneficial owner of more than ten percent of the outstanding shares of common stock of the Company. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of the registrant's common stock as of March 10, 2026, was 11,128,972.

TUCOWS INC.
ANNUAL REPORT ON FORM 10-K
Fiscal Year Ended December 31, 2025

TABLE OF CONTENTS

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

Tucows®, EPAG®, Hover®, OpenSRS®, Ting®, Enom®, Ascio®, Simply Bits®, and Wavelo® are registered trademarks of Tucows Inc. or its subsidiaries. Other service marks, trademarks and trade names of Tucows Inc. or its subsidiaries may be used in this Annual Report on Form 10-K (this "Annual Report"). All other service marks, trademarks and trade names referred to in this Annual Report are the property of their respective owners. Solely for convenience, any trademarks referred to in this Annual Report may appear without the ® or TM symbol, but such references are not intended to indicate, in any way, that we or the owner of such trademark, as applicable, will not assert, to the fullest extent under applicable law, our or its rights, or the right of the applicable licensor, to these trademarks.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report contains, in addition to historical information, forward-looking statements by Tucows Inc. (the "Company", "we", "us" "Tucows" or "our") with regard to our expectations as to financial results and other aspects of our business that involve risks and uncertainties and may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "should," "anticipate," "believe," "plan," "estimate," "expect," and "intend," and other similar expressions are intended to identify forward-looking statements. The forward-looking statements contained in this report include statements regarding, among other things, the competition we expect to encounter as our business develops and competes in a broader range of Internet services, the Company's foreign currency requirements, specifically for the Canadian dollar, Euro and Indian Rupee; Wavelo, and Ting subscriber growth and retention rates; the number of new, renewed and transferred-in domain names we register as our business develops and competes; the effect of a potential generic top level domain ("gTLD") expansion by the Internet Corporation for Assigned Names and Numbers ("ICANN") on the number of domains we register and the impact it may have on related revenues; our belief regarding the underlying platform for our domain services; our expectation regarding the trend of sales of domain names; our belief that, by increasing the number of services we offer, we will be able to generate higher revenues; our expectation regarding litigation; the potential impact of current and pending claims on our business; our valuations of certain deferred tax assets; our expectation to collect our outstanding receivables, net of our expected credit losses; our expectation regarding fluctuations in certain expense and cost categories; our expectations regarding the liquidity and capital requirements of the Ting internet business as well as the outcome of any process to assess strategic alternatives for this business ; our expectations regarding our unrecognized tax; our expectations regarding cash from operations to fund our business; the timing, implementation and impact of the 2024 Capital Efficiency Plan (as defined below); the impact of cancellations of or amendments to market development fund programs under which we receive funds; our expectation regarding our ability to manage realized gains/losses from foreign currency contracts; our arrangement with an affiliate of Generate TF Holdings, LLC, a Delaware limited liability company ("Generate"); and general business conditions and economic uncertainty. These statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Many factors affect our ability to achieve our objectives and to successfully develop and commercialize our services including:

- Our ability to continue to generate sufficient working capital to meet our operating requirements;
- Our ability to service our debt commitments and preferred unit commitments;
- Our ability to maintain a good working relationship with our vendors and customers;
- The ability of vendors to continue to supply our needs;
- Actions by our competitors;
- Our ability to attract and retain qualified personnel in our business and address operational efficiencies, such as the February 2024 Workforce Reduction and 2024 Capital Efficiency Plan;
- Our ability to effectively manage our business;
- The effects of any material impairment of our goodwill or other indefinite-lived intangible assets;
- Our ability to obtain and maintain approvals from regulatory authorities on regulatory issues;
- Our ability to invest in the build-out of fiber networks into selected towns and cities to provide Internet access services to residential and commercial customers while maintaining the development and sales of our established services;
- Adverse tax consequences such as those related to changes in tax laws or tax rates or their interpretations, including with respect to the impact of the Tax Cuts and Jobs Act of 2017 and the Organization for Economic Cooperation and Development ("OECD") model global minimum tax rules;
- Our ability to effectively respond or comply with new data protection regulations and any conflicts that may arise between such regulations and our ICANN contractual requirements;
- The application of business judgment in determining our global provision for income taxes, deferred tax assets or liabilities or other tax liabilities given that the ultimate tax determination is uncertain;
- Our ability to effectively integrate acquisitions;
- Our ability to monitor, assess and respond to changing geopolitical and economic environments including changing inflation and interest rates, tariffs and trade disputes, and geopolitical conflict;
- Our ability to collect anticipated payments from DISH in connection with the 10-year payment stream that is a function of the margin generated by the transferred subscribers over a 10-year period pursuant to the terms of the Asset Purchase Agreement dated August 1, 2020 between the Company and DISH Wireless LLC ("EchoStar", DISH's post-merger parent) (the "EchoStar Purchase Agreement");
- Our ability to maintain compliance with the operational and financial covenants of the 2023 and 2024 Notes as defined in "Note 8. Notes Payable" to the Consolidated Financial Statements;
- Our ability to maintain the safety and security of our systems and data;
- Our ability to successfully identify and implement any potential strategic alternatives for Ting;
- Pending or new litigation; and
- Factors set forth herein under the caption "Item 1A Risk Factors".

This list of factors that may affect our future performance and financial and competitive position and the accuracy of forward-looking statements is illustrative, but it is by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements included in this document are based on information available to us as of the date of this document, and we assume no obligation to update these cautionary statements or any forward-looking statements, except as required by law. These statements are not guarantees of future performance.

We qualify all the forward-looking statements contained in this Annual Report by the foregoing cautionary statements.

PART I

ITEM 1. BUSINESS

Overview

Our mission is to provide simple useful services that help people unlock the power of the Internet.

We accomplish this by reducing the complexity of our customers' experience as they access the Internet (at home or on the go) and while using Internet services such as domain name registration, email and other Internet related services. We are organized into three operating and reporting segments - Ting, Wavelo, and Tucows Domains. Each segment is differentiated primarily by their services, the markets they serve and the regulatory environments in which they operate. The Ting segment contains the operating results of our retail high speed Internet access operations, including its wholly owned subsidiaries - Cedar and Simply Bits. The Wavelo segment includes our platform and professional services offerings, as well as the billing solutions to Internet services providers ("ISPs"). Tucows Domains includes wholesale and retail domain name registration services, as well as value-added services derived through our OpenSRS, Enom, Ascio, EPAG and Hover brands.

Our Chief Executive Officer ("CEO"), who is also our chief operating decision maker, reviews the operating results of Ting, Wavelo and Tucows Domains as three distinct segments in order to make key operating decisions as well as evaluate segment performance. Certain revenues and expenses are excluded from segment results as they are centrally managed and not monitored by or reported to our CEO by segment, including mobile retail services, eliminations of intercompany transactions, portions of Finance and Human Resources that are centrally managed, Legal and Corporate Information Technology ("IT") shared services.

Ting

Ting and its wholly owned subsidiaries, Cedar and Simply Bits includes the provision of high-speed Internet access services to select towns throughout the United States, with operations focused on serving existing markets. Our primary sales channel is through the Ting website. The primary focus of this segment is to provide reliable Gigabit Fiber and Fixed Wireless Internet services to consumer and business customers. Revenues from Ting Internet are all generated in the U.S. and are billed on a monthly basis. Generally, Ting Internet services have no fixed contract terms, aside from certain bespoke contracts with business customers.

As of December 31, 2025, Ting Internet had access to 126,000 owned infrastructure serviceable addresses, 109,000 partner infrastructure serviceable addresses and 54,000 active accounts under its management; compared to having access to 134,000 owned infrastructure serviceable addresses, 45,000 partner infrastructure serviceable addresses and 51,000 active accounts under its management as of December 31, 2024. These figures exclude serviceable addresses and accounts attributable to Ting's wholly-owned subsidiary Simply Bits.

Strategic Review and Developments

During the year ended December 31, 2025, Ting initiated and currently continues a review process for the Ting business focused on evaluating strategic alternatives to optimize its capital structure and long-term operating model given the ongoing capital needs of Ting. This process has included the exploration of potential asset sales, partnership structures and other strategic transactions involving Ting's fiber network assets.

In addition, as previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on December 5, 2025, on December 1, 2025, Ting received written notice from Generate, the holder of Ting's Series A Preferred Units, asserting that under the Ting Fiber LLC Amended and Restated Limited Liability Company Agreement, dated as of August 11, 2022 (the "LLC Agreement"), a Return Breach and a Trigger Event has occurred as a result of Ting's failure to pay the quarterly preferred return for two consecutive quarters. Generate has reserved its right to pursue remedies available under the LLC Agreement and applicable law, including the ability to make a request for redemption of all Series A Preferred Units (a "Redemption Request"). As of the date of this report, Generate has not submitted a request for the redemption of all Series A Preferred Units nor sought to exercise any of its remedies under the LLC Agreement. Refer to "Note 13. Redeemable Preferred Units" to the Consolidated Financial Statements for further details.

Under the terms of the LLC Agreement, if Generate were to submit a Redemption Request following a Trigger Event, Ting would be required to redeem all outstanding Series A Preferred Units at the applicable redemption price within 30 days of such request, an estimated $204.9 million. As a result of this contractual provision, the Series A Preferred Units were reclassified from long-term to current liabilities in the Company's Consolidated Balance Sheet as of December 31, 2025.

The Company does not believe that the Return Breach or Trigger Event has had a material adverse impact on Ting's day-to-day operations, customer service or network performance. Ting continues to operate in the ordinary course while the Company evaluates strategic alternatives and engages in discussions with Generate.

Wavelo

Wavelo includes the provision of full-service platforms and professional services providing a variety of solutions that support Communication Services providers ("CSPs"), including subscription and billing management, network orchestration and provisioning, and individual developer tools. Wavelo's focus is to provide accessible telecom software to CSPs globally, minimizing network and technical barriers and improving Internet access worldwide. Wavelo's suite of flexible, cloud-based software simplifies the management of mobile and Internet network access, enabling CSPs to better utilize their existing infrastructure, focus on customer experience and scale their businesses faster. Wavelo launched as a proven asset for CSPs, with EchoStar using Wavelo's Mobile Network Operating System ("MONOS") software to drive additional value within its Digital Operator Platform, and Ting integrating Wavelo's Internet Service Operating System ("ISOS") and Subscriber Management ("SM") software to enable faster subscriber growth and footprint expansion. The Wavelo segment also includes the Platypus brand and platform, our legacy billing solution for ISPs. The revenues from Wavelo's MONOS, ISOS, SM and professional services are all generated in the U.S. and our customer agreements have set contract lengths with the underlying CSP. Similarly, Wavelo's revenues from Platypus are largely generated in the U.S., with a small portion earned in Canada and other countries.

Tucows Domains

Tucows Domains includes wholesale and retail domain name registration services, as well as value-added services derived through our OpenSRS, Enom, Ascio, EPAG and Hover brands. Tucows Domains generates revenues primarily from the registration fees charged to resellers in connection with new, renewed and transferred domain name registrations. In addition, we earn revenues from the sale of retail domain name registration and email services to individuals and small businesses. Tucows Domains revenues are attributed to the country in which the contract originates, which is primarily in Canada and the U.S for OpenSRS and Enom brands whereas it is primarily in European nations for Ascio and EPAG.

Our primary distribution channel is a global network of more than 32,000 resellers that operate in approximately 200 countries and who typically provide their customers, the end-users of Internet-based services, with solutions for establishing and maintaining an online presence. Our primary focus is serving the needs of this network of resellers by providing the broadest portfolio of gTLD and country code top-level domain options and related services, a white-label platform that facilitates the provisioning and management of domain names, a powerful Application Program Interface, easy-to-use interfaces, comprehensive management and reporting tools, and proactive and attentive customer service. Our services are integral to the solutions that our resellers deliver to their customers. We provide "second tier" support to our resellers by email, chat and phone in the event resellers experience issues or problems with our services. In addition, our Network Operating Center proactively monitors all services and network infrastructure to address deficiencies before customer services are impacted.

We believe that the underlying platforms for our services are among the most mature, reliable and functional reseller-oriented provisioning and management platforms in our industry, and we continue to refine, evolve and improve these services for both resellers and end-users. Our business model is characterized primarily by non-refundable, up-front payments, which lead to recurring revenue from renewals and positive operating cash flow.

Wholesale, primarily branded as OpenSRS, Enom, EPAG and Ascio, derives revenue from its domain name registration service. Together the OpenSRS, Enom, EPAG and Ascio Domain Services manage 21.5 million domain names under the Tucows, Enom, EPAG and Ascio ICANN registrar accreditations and for other registrars under their own accreditations. Domains under management has decreased by 3.0 million, or 12.3%, since December 31, 2024.

Value-Added Services include hosted email which provides email delivery and webmail access to millions of mailboxes, Internet security services, WHOIS privacy and other value-added services. All of these services are made available to end-users through a network of web hosts, ISPs, and other resellers around the world. In addition, we also derive revenue by monetizing domain names which are near the end of their lifecycle through expiry auction sale.

Retail, primarily, Hover, derives revenues from the sale of domain name registration and email services to individuals and small businesses. Our retail domain services also include our Personal Names Service – based on over 34,000 surname domains – that allows roughly two-thirds of Americans to purchase an email address based on their last name. The retail segment now includes the sale of the rights to its portfolio of surname domains used in connection with our RealNames email service and our Exact Hosting Service, that provides Linux hosting services for individual and small business websites.

Additional information about segments can be found in "Note 20. Segment Reporting" to the Consolidated Financial Statements.

Intellectual Property

We believe that we are well positioned in the wholesale domain registration and email markets due in part to our highly-recognized "Tucows", "OpenSRS", "Ascio" and "Enom" brands and the respect they confer on us as a defender of end-user rights and reseller-friendly approaches to doing business. We were among the first group of 34 registrars to be accredited by ICANN in 1999, and we remain active in Internet governance issues.

Our success and ability to compete depend on our ability to develop and maintain the proprietary aspects of our brand name and technology. We rely on a combination of trademark, trade secret and copyright laws, as well as contractual restrictions to protect our intellectual property rights.

We have registered the Tucows trademark in the United States, Canada and the European Union and we register additional service marks and trademarks as appropriate and where such protection is available.

We seek to limit disclosure of our intellectual property by requiring all employees and consultants with access to our proprietary information to commit to confidentiality, non-disclosure and work-for-hire agreements. All of our employees are required to sign confidentiality and non-use agreements, which provide that any rights they may have in copyrightable works or patentable technologies accrue to us. Before entering into discussions with potential vendors and partners about our business and technologies, we require them to enter into a non-disclosure agreement. If these discussions result in a license or other business relationship, we also generally require that the agreement containing the parties' rights and obligations include provisions for the protection of its intellectual property rights.

Customers

Within the Ting segment, customers are a very broad mix of consumers, small businesses and corporations seeking high-speed Internet services. Wavelo offers services to a small number of CSPs focused in the U.S. along with EchoStar, their largest external customer, and Ting, their internal customer, until such time we expand these offerings to other Mobile Virtual Network Operators ("MVNOs") or Mobile Network Operators ("MNOs"). The majority of the customers to whom we provide services as Tucows Domains are generally either web hosts or ISPs. A small number of customers are consultants and designers providing our services to their business clients, or retail consumers registering a personal domain name.

During the years ended December 31, 2025, December 31, 2024 and December 31, 2023 one customer, EchoStar, accounted for 11.7%, 10.7% and 10.7% of revenue.

As internet and digital demand scales, Tucows captures market opportunity by eliminating the need for clients to develop and support proprietary systems for non-core services. Tucows captures this market opportunity by eliminating the need to own, develop and support non-core applications in-house. By providing high-value full-service platforms and value-added services, Tucows allows customers to offload operational complexity in exchange for marketplace scalability and focus on customer acquisition and retention.

Seasonality

During the first quarter of the fiscal year, Tucows Domains will often see higher contract liabilities and higher deferred cost of fulfillment in regard to domain name registrations, due to a larger volume of renewals occurring at the beginning of the year as compared to subsequent periods. The demand for Ting and Wavelo services is not impacted by seasonality.

Competition

Our competitors may be divided into the following groups:

Ting

- U.S. Broadband providers such as AT&T, Comcast, Verizon and Lumen Technologies, who primarily compete with Ting Internet services.

Tucows Domains

- Retail-oriented domain registrars, such as GoDaddy, NameCheap and Network Solutions', who compete with our Reseller customers in wholesale domain services and with Hover.

- Wholesale-oriented domain registrars, such as GoDaddy, and Team Internet, who market services to resellers such as our customers.

- Wholesale Email Service providers, such as Google and Microsoft.

Wavelo

- Traditional BSS/OSS providers such as Amdocs, Netcracker, Ericsson, Optiva and Sonar Software, who primarily compete with Wavelo's platforms and services.

We expect to continue to experience significant competition from the competitors identified above and, as our business continues to develop, we expect to encounter competition from other providers. Service providers, Internet portals, web hosting companies, email hosting companies, outsourced application companies, country code registries and major telecommunication firms may broaden their services to include services we offer.

We believe the primary competitive factors in Ting are:

- Providing a superior customer service experience;

- Providing a simple and friendly user experience through more usable web and application interfaces and more fair and transparent pricing;

- Being agnostic on Internet hardware, including network routers; and

- Providing superior technology, speed and reliability with fiber to the home services.

We believe the primary competitive factors in Tucows Domains are:

- Providing superior customer service by anticipating the technical requirements and business objectives of resellers and providing them with technical advice to help them understand how our services can be customized to meet their particular needs;

- Providing cost savings over in-house solutions by relieving resellers of the expense of acquiring and maintaining hardware and software and the associated administrative burden;

- Enabling resellers to better manage their relationships with their end-users;

- Facilitating scalability through an infrastructure designed to support millions of transactions across millions of end-users; and

- Providing superior technology and infrastructure, consisting of industry-leading software and hardware that allow resellers to provide these services to their customers without having to make substantial investments in their own software or hardware.

We believe the primary competitive factors in Wavelo are:

- Event-based architecture is the foundation to our modern platforms, which means less network bandwidth consumption and less central processing unit ("CPU") utilization, cutting costs and speeding up delivery, enabling new features, functionality and better customer experiences;

- Our product suite is modular by nature, so our platforms can work just as well together as they do independently, and alongside other best-in-class software - to fill specific gaps in operations, network provisioning, subscriber management, or anything in between; and

- CSPs are able to select the best of breed software and use it where they please, versus being forced into a traditional BSS/OSS software stack that forces them to use that providers' version of software to have full functionality.

4

Although we encounter pricing pressure in many markets in which we compete, we believe the effects of that pressure are mitigated by the fact that we deliver a high degree of value to our customers through our business and technical practices. We believe our status as a trusted supplier also allows us to mitigate the effects of this type of competition. We believe that the long-term relationships we have made with many customers results in a sense of certainty that would not be available to those customers through a competitor.

Human Capital Resources

Employee Profile

As of December 31, 2025, we had approximately 759 full-time employees and 112 contracted employees globally. As a global Internet and technology company, we have a wide range of employees, including management professionals, technicians, engineers, and call center employees. None of our employees are currently represented by a labor union. We consider our relations with our employees to be good. Approximately 54% of our employees are based in Canada, followed by 28% based in the U.S., and the remaining 18% are spread across countries in Europe and other regions. Of our contracted and fulltime employees, approximately 265 support our Ting segment, 203 support our Wavelo segment, and approximately 307 support our Tucows Domains segment. The remaining 96 employees support corporate functions and shared technology services used across the Tucows group.

We offer competitive compensation in addition to employee stock options, physical and mental health benefits, learning allowances, future planning programs for employee Registered Retirement Savings Plans ("RRSP/401k") contributions, as well as generous vacation, maternity, paternity and adoption leaves for our employees.

As an organization, Tucows is proud to foster a flexible, remote-first work environment that empowers employees to find a work style that fits their individual circumstances. Some employees perform work in other environments, including fulfillment centers, customers' homes or businesses to perform service installation, and in the field to build out our network facilities.

Organizational Restructuring and Capital Efficiency Initiatives

In February 2024 and October 2024, Ting implemented workforce reductions and a capital efficiency plan to align its operating structure with its strategic focus on existing fiber markets and to reduce other operating expenses and capital outlays. These actions significantly reduced Ting's workforce and streamlined certain operational functions.

The restructuring initiatives were substantially implemented during the year ending December 31, 2024 ("Fiscal 2024"). As a result, Ting entered fiscal year 2025 with a reduced cost structure and a more focused capital deployment strategy centered on completing builds in existing markets, rather than expanding into new markets. As noted above, the Company is currently exploring potential asset sales, partnership structures and other strategic transactions involving Ting's fiber network assets.

Additional information regarding restructuring charges and related financial impacts can be found in "Note 21. Restructuring costs" to the Consolidated Financial Statements.

People Philosophy and Employee Wellness

As an organization, Tucows believes in the importance of driving meaningful change and impact, and that same commitment extends to its people. Building and maintaining our culture is not a standalone effort; it is a fundamental part of our employee experience and helps us to create an environment where our team can flourish, grow and do their best work.

This philosophy is reflected in Company-wide programs, policies, and resources designed to support employees across all levels and functions. The Company invests in comprehensive health and benefits plans, assistance programs for employees and their families, and wellness and support tools. The Company regularly reviews and updates its hiring practices and internal policies to help promote consistent, fair treatment across the organization.

Tucows prioritizes the mental and personal well-being of its employees, and has implemented a series of initiatives designed to support employee well-being, including daily mindfulness sessions open to all employees and Company-wide memberships to mindfulness platforms. The Company also maintains eight voluntary employee resource groups that provide employees with shared-interest communities, opportunities for professional connection, and programming that contributes to broader Company culture.

Compliance with Government Regulations

Ting

Our Fiber Internet services are subject to a number of regulations and commitments. The Federal Communications Commission ("FCC") frequently considers imposing new broadband-related regulations such as those relating to an Open Internet. States and localities also consider new broadband-related regulations, including those regarding government-owned broadband networks, net neutrality and connectivity. Additionally, as an ISP, we must implement certain network capabilities to assist law enforcement in conducting surveillance of persons suspected of criminal activity. From time to time, the FCC considers imposing new regulatory obligations on ISPs. We are committed to an Open Internet and do not block, throttle or engage in paid or affiliated prioritization, and have committed not to block, throttle or discriminate against lawful content.

Tucows Corporate - Mobile Services

The FCC and other federal, state and local, as well as international, governmental authorities have jurisdiction over our business. The licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems are regulated by the FCC and, depending on the jurisdiction, international, state and local regulatory agencies. In particular, the FCC imposes significant regulation on licensees of wireless spectrum with respect to how radio spectrum is used by licensees, the nature of the services that licensees may offer and how the services may be offered, and resolution of issues of interference between spectrum bands.

Wavelo

Our Wavelo Segment is less subject to government regulations and commitments because it enables subscription and billing management, network orchestration and provisioning, and individual developer tools. Outside of *General Data Protection Regulation ("GDPR"),* which creates obligations around the procurement, processing, publication and sharing of personal data, as further outlined below, there is limited regulation or commitment to government bodies for software.

Tucows Domains

Our Tucows Domains segment is subject to regulation by ICANN, federal and state laws in the U.S. and the laws of other jurisdictions in which we do business. These include:

ICANN: The registration of domain names is governed by ICANN. ICANN is a multi-stakeholder private sector, not-for-profit corporation formed for the express purposes of overseeing a number of Internet-related tasks, including management of the DNS, allocation of IP addresses, accreditation of domain name registrars and registries and the definition and coordination of policy development for all of these functions. Tucows, Enom, EPAG and Ascio are each individually accredited by ICANN as domain name registrars and thus our ability to offer domain name registration products is subject to our ongoing relationship with, and accreditation by, ICANN.

Country Code Top-Level Domain ("ccTLD") Authorities: The regulation of ccTLDs is governed by national regulatory agencies of the country underlying the specific ccTLDs, such as Canada (.ca). Our ability to sell ccTLDs is dependent on our ability to maintain accreditation in good standing with these various international authorities.

Communications Decency Act ("CDA"): The CDA generally protects online service providers, such as Tucows, from liability for certain activities of their customers, such as posting of defamatory or obscene content, unless the online service provider is participating in the unlawful conduct. Notwithstanding the general protections from liability under the CDA, we may nonetheless be forced to defend ourselves from claims of liability covered by the CDA, resulting in an increased cost of doing business.

Digital Millennium Copyright Act ("DMCA"): The DMCA provides recourse for owners of copyrighted material who believe that their rights under U.S. copyright law have been infringed on the Internet. Under the DMCA, we generally are not liable for infringing content posted by third parties. However, if we receive a proper notice from a copyright owner alleging infringement of its protected works by web pages for which we provide hosting services, and we fail to expeditiously remove or disable access to the allegedly infringing material, fail to post and enforce a digital rights management policy or a policy to terminate accounts of repeat infringers, or otherwise fail to meet the requirements of the safe harbor under the DMCA, the owner may seek to impose liability on us.

General Data Protection Regulation: GDPR creates obligations around the procurement, processing, publication and sharing of personal data. Potential fines for violations of certain provisions of GDPR reach as high as 4% of a company's annual total revenue, potentially including the revenue of its international affiliates. The solutions we develop for GDPR-compliance may not be adequate in the views of regulatory authorities or ICANN, which may cause the loss of WHOIS privacy revenue or increase our costs of developing compliant solutions or subject us to litigation, liability, civil penalties, or loss of market share. As the privacy laws and regulations around the world continue to evolve, these changes could adversely affect our business operations in similar ways.

Several bodies of law may be deemed to apply to us with respect to various customer activities. Because we operate in a rapidly evolving industry and since our industry is characterized by changes in technology and in new and growing illegal activity, these bodies of laws are constantly evolving. As a host of content through our Exact Hosting business, and to a lesser extent as a registrar of domain names, we may be subject to potential liability for illegal activities by our resellers' customers on their websites. We provide an automated service that enables users to register domain names. We do not monitor or review, nor does our accreditation agreement with ICANN require that we monitor or review, the appropriateness of the domain names we register for our customers or the content of their websites, and we have no control over the activities in which these customers engage. While we have policies in place to terminate domain names or to take other action if presented with evidence of illegal conduct, customers could nonetheless engage in prohibited activities without our knowledge.

Corporate Information

Our principal place of business is located in Canada.

We were incorporated under the laws of the Commonwealth of Pennsylvania in November 1992 under the name Infonautics, Inc. In August 2001, we completed our acquisition of Tucows Inc., a Delaware corporation, and we changed our name from Infonautics, Inc. to Tucows Inc. Our principal executive offices are located at 96 Mowat Avenue, Toronto, Ontario, M6K 3M1 Canada. Our telephone number is (416) 535-0123. We also have offices in Germany, Denmark and the U.S.

We are subject to the filing requirements of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). Therefore, we file annual reports, periodic reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically at www.sec.gov.

Our website address is tucows.com. We make available through our website, free of charge, copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as amended as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. The information on the website listed above is not and should not be considered part of this Annual Report and is not incorporated by reference in this document.

Information about our Executive Officers and Key Employees

The following table sets forth the names, ages and titles of persons currently serving as our executive officers and key employees.

Name	Age	Title
David Woroch	63	President and Chief Executive Officer of Tucows Inc and Tucows Domains
Ivan Ivanov	47	Chief Financial Officer of Tucows Inc and Chief Executive Officer of Ting
Bret Fausett	62	Chief Legal Officer and Vice-President, Regulatory Affairs
Justin Reilly	38	Chief Executive Officer, Wavelo

David Woroch currently serves as our Chief Executive Officer of Tucows Inc. and Tucows Domains Services. Since joining Tucows in 2000, David has been a leader at the company's flagship business, Tucows Domains, scaling it into a large wholesale domain registrar and a cornerstone of Tucows' recurring-revenue model. He has guided the Company through multiple acquisitions—including Enom, EPAG, Ascio Technologies, the International division of Melbourne IT, and UNR Registry Services—which have expanded Tucows' global scale and reputation. Under his leadership, Tucows Domains has become a recognized pioneer in customer experience, automation and reseller enablement.

Ivan Ivanov has served as our Chief Financial Officer since August 2024. He also served as the Chief Executive Officer of Ting since November 6, 2025. Prior to joining the Company, Mr. Ivanov spent twenty-two years at Verizon and most recently served as Executive Director and business unit CFO, where he led both the consumer and business finance teams. Mr. Ivanov began his career at Verizon on the M&A and Corporate Development team, progressing to a variety of other financial specialties, including cash flow planning, network and IT capital allocation, and commercial finance, where he led Verizon's fiber deployment program. Mr. Ivanov has a Master of Accounting from Seton Hall University and he is also a graduate of Drexel University with a Bachelor of Arts in Finance.

Bret Fausett joined Tucows in September 2017 as our Chief Legal Officer. Prior to joining Tucows, Mr. Fausett worked for Uniregistry, where he had served as General Counsel for six years. Prior to Uniregistry, Mr. Fausett worked as outside legal counsel to a number of domain industry related companies.

Justin Reilly joined Tucows in September 2019 and currently serves as our Chief Executive Officer of Wavelo. Prior to joining Tucows, Justin was Head of Product & Customer Experience Innovation at Verizon, as well as a founder of a number of companies with consumer grade product and machine learning at their core.

ITEM 1A. RISK FACTORS

Our business faces significant risks. Some of the following risks relate principally to our business and the industry and statutory and regulatory environment in which we operate, including those highlighted in this section and summarized below. Other risks relate principally to the securities markets and ownership of our stock. As a result, the following risk factors, as well as other information included or incorporated by reference elsewhere in this Annual Report on Form 10-K, should be considered in evaluating our business and future prospects. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risk factors actually occur, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We operate in highly competitive and consolidating industries, which may impact our ability to grow and maintain profitability.

The markets we serve—Internet services (Ting), wireless communications (Tucows Corporate – Mobile Services), BSS/OSS software (Wavelo), and domain registration (Tucows Domains)—are highly competitive and undergoing significant consolidation. Many of our competitors have greater financial, technical, and marketing resources, enabling them to offer lower prices, provide broader service bundles, and enhancing their purchasing power for equipment, content, and infrastructure. As consolidation increases, larger competitors may further strengthen their cost advantages, making it more difficult for us to attract and retain customers.

To remain competitive, we may need to reduce pricing, increase service offerings, or invest in customer acquisition, which could pressure margins, increase churn, and negatively impact cash flows. Additionally, lower prices could attract less loyal or lower-value customers, further affecting profitability.

In the domain registration industry, regulators are increasingly scrutinizing market consolidation and competitive practices, which could impact our ability to scale through acquisitions, partnerships, or pricing adjustments. Any regulatory action affecting domain pricing, reseller agreements, or distribution channels could constrain growth in our domain business.

Our service offerings may not be successful if we are unable to maintain existing customer relationships or establish new customer relationships.

EchoStar is Wavelo's main customer and represents the majority of its revenues, until such time as we are able to scale our services to additional customers. As a result, we are exposed to significant risk if we are unable to maintain this customer relationship or establish new relationships with other MNOs or MVNOs. In addition, Wavelo's revenues are directly tied to the subscriber volumes of EchoStar's MVNO or MNO networks, and its profitability is contingent on EchoStar's ability to continue to add and retain subscribers on its platform.

Accordingly, Wavelo's long-term success depends on its ability to maintain existing customer relationships and broaden its customer base through the acquisition of new customers and expanded adoption of its platforms. If Wavelo is unable to do so, its revenues, operating results, and growth prospects could be materially adversely affected.

We may be limited in our ability to grow our service offerings and customer base within our businesses, unless we can continue to manage our vendor relationships and supply chain to obtain valuable products and service options to offer to our customers.

To stay competitive, we must offer a range of valuable products and services while effectively managing vendor relationships and supply chains. A critical aspect of this is securing domain name registration options through various TLDs and ccTLDs for our Tucows Domains segment. Our business is particularly vulnerable to fee increases imposed by registries like Verisign, which controls .com domains. Verisign, for instance, charges $10.26 per .com registration, with ICANN imposing an additional $0.20 fee. Under Verisign's registry agreement, which extends through 2030, Verisign may increase .com prices by up to 7% annually during the final four years of the term, allowing for a potential price increase as early as the fourth quarter of 2026. Any such increase would raise our cost of revenues. For our Ting Internet segment, we depend on leased fiber capacity, installation equipment, and third-party network access, and any disruptions in supply or cost increases could affect our ability to scale and maintain profitability.

Adverse conditions in the U.S. and international markets could materially adversely affect our results of operations and financial condition.

Unfavorable economic conditions, including economic slowdowns, volatile inflation rates, rising interest rates, lower employment levels or reduced consumer and business spending, could negatively affect demand for our products and services and increase our operating costs. During periods of economic uncertainty, customers may delay purchasing decisions, reduce usage of our services, downgrade to lower-priced offerings, or experience financial distress, which could adversely impact revenues, margins, and cash flows across our businesses.

In addition, inflationary pressures and higher interest rates have increased, and may continue to increase, our costs, including labor, energy, network operations, and interest expense. If adverse economic conditions persist or worsen, our cost-reduction efforts may be insufficient to offset these impacts, and our results of operations and financial condition could be materially adversely affected. A severe or prolonged economic downturn could result in a variety of risks to our business, including our ability to raise additional capital when needed on acceptable terms, if at all. Moreover, the uncertainty surrounding government funding debates and debt-ceiling negotiations can negatively affect market conditions, investor sentiment, and the liquidity of small-cap and microcap issuers such as ours. Accordingly, any future federal government shutdown or protracted budget impasse could materially and adversely affect our regulatory compliance, financing options and capabilities, and overall financial condition.

Changes in Internet infrastructure, adoption, and navigation practices could impact our business.

Our success depends on the continued expansion and stability of the Internet as a global platform for communication and commerce. Any fundamental shift in Internet usage, governance, or navigation could materially impact our business, financial condition, and growth prospects.

- Tucows Domains: The domain registration industry relies on the continued use of the domain name system (DNS) for Internet navigation. Emerging technologies, such as alternative traffic routing systems, keyword-based navigation, or government-controlled Internet frameworks, could reduce reliance on domain names. If widely adopted, these changes could diminish demand for domains and impact our revenue.
- Global Expansion: We expect future Internet growth to come from international markets, where adoption is currently lower. If Internet usage does not expand as expected, or if governments restrict domain registrations, our growth strategy and revenue potential could be adversely affected.

Any major shift in Internet infrastructure, governance, or navigation practices could reduce demand for our services and negatively affect our long-term financial performance.

The Company's success depends on our ability to adapt to technological advancements and evolving industry trends.

The industries in which we operate are characterized by rapid technological change, evolving customer expectations, and increasing competition from emerging technologies. Failure to anticipate and adapt to these changes could impact our ability to attract and retain customers, maintain competitive pricing, and sustain profitability.

- Ting Internet: Fiber-optic technology currently offers unmatched speed, reliability, and scalability, but future advancements in wireless broadband, 5G, and satellite internet could reduce demand for fiber-based services, particularly in multi-family housing and underserved markets. As we expand our fiber subscribers, we must continuously invest in network performance, scalability, and infrastructure upgrades to remain competitive. Inefficiencies, operational failures, or the inability to accommodate increased traffic demand could erode service quality, damage our reputation, and impact financial performance.
- Wavelo: The wireless communications industry is undergoing rapid transformation, including the adoption of AI-driven automation, network optimization, and customer service enhancements. We must continuously evaluate new technologies, platform integrations, and evolving competitive landscapes to maintain market relevance. Competitors with greater financial resources and economies of scale may offer services at lower prices, impacting our revenue growth and margins.
- Tucows Domains: The domain registration and internet services industry is evolving with AI-powered tools enabling automated domain search, DNS management, and fraud detection. These innovations may reduce demand for traditional domain registration services or allow competitors to optimize pricing and customer acquisition more efficiently. Additionally, emerging e-commerce platforms and AI-generated website builders could disrupt the traditional domain ecosystem, requiring us to adapt or risk losing market share.

Our long-term success depends on continuous investment in technology, infrastructure, and service innovation. Failure to adapt to market changes, integrate emerging technologies, or maintain operational scalability could negatively impact our growth, competitive position, and financial performance.

Our business depends on our strong brands. If we are not able to maintain and enhance our brands, our ability to expand our customer base will be impaired and our business and operating results will be harmed.

In recognition of the evolving nature of the Internet services market and to make it easier to clearly differentiate each service we offer from our competitors, we enhanced our branding by focusing our primary service offerings under seven distinct brands, namely "OpenSRS", "Enom", "Hover", "EPAG", "Ascio", "Ting", and "Wavelo". We also believe that maintaining and enhancing the "Tucows" corporate brand and our service brands is critical to expanding our customer base. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive.

Maintaining and enhancing our brands will depend largely on our ability to be a technology leader providing high quality products and services, which we may not do successfully. To date, we have engaged in relatively little direct brand promotion activities. This enhances the risk that we may not successfully implement brand enhancement efforts in the future.

Our ability to successfully execute on the strategic process for Ting is critical to addressing its liquidity needs, and failure to do so on a timely basis could have a material adverse effect on the business.

Given Ting's ongoing capital requirements, we have commenced a process to review strategic alternatives for the Ting business. This process is intended to address Ting's liquidity needs and long-term sustainability and may include a range of potential outcomes, such as a sale, recapitalization, restructuring, partnership, or other strategic transaction.

There can be no assurance that the process to review strategic alternatives will result in any transaction or outcome, that any transaction pursued will be completed on acceptable terms, or that it will be completed on a timeline sufficient to address Ting's liquidity needs, or will fully discharge Ting's obligations. The availability, timing, and terms of any strategic transaction will depend on numerous factors, including market conditions, investor interest, Ting's operating performance, and broader economic and industry conditions, which are outside of our control.

If the process does not result in a successful transaction, or if it is delayed or abandoned, Ting may be required to pursue other measures to address its liquidity needs, including more significant reductions in operating expenses, deferral or abandonment of strategic initiatives, raising capital on unfavorable terms, or pursuing restructuring, bankruptcy or insolvency alternatives. Any such actions could materially and adversely affect Ting's business, financial condition, and results of operations and could result in a loss of some or all of our investment in Ting.

In addition, this process may divert management's attention, create uncertainty among employees, customers, suppliers, and investors, create and increase volatility in the trading price of our securities. Litigation, including securities class action litigation, or other regulatory actions and investigations often follows certain significant business transactions, such as the announcement of any strategic transaction, or the announcement of negative events. We may be exposed to such litigation even if no wrongdoing occurred. Litigation is usually expensive and also diverts management's attention. These effects could persist regardless of whether a transaction is ultimately completed and could have a material adverse effect on our consolidated business, financial condition, and results of operations.

Ting's ability to continue as a going concern depends on significant changes to its operations or additional sources of liquidity.

Ting has incurred recurring operating losses and negative cash flows and has historically relied on external financing, including redeemable preferred units and term notes, to fund its operations. Based on current forecasts, Ting's existing cash resources are expected to be insufficient to fund operations and meet its financial obligations beyond the second quarter of the year ending December 31, 2026 ("Fiscal 2026"), under a business-as-usual scenario. The Return Breach related to the Series A Preferred Units, as well as current market conditions, may significantly impact Ting's ability to raise any additional financing at acceptable rates, or at all. Further details on the Return Breach are described in "Note 13. Redeemable Preferred Units" of the Notes to the Consolidated Financial Statements.

Management has initiated a process to review strategic alternatives, as detailed in the above risk factor, and is addressing Ting's liquidity needs by reducing operating costs and restructuring operations. Ting's ability to continue as a going concern is dependent, in part, on the success of this strategic review process. However, there can be no assurance that these plans will be successfully implemented on a timely basis, or at all, or that they will generate sufficient liquidity to enable Ting to continue operations.

If Ting is unable to execute these plans or obtain additional funding when needed, it may be required to significantly curtail operations, pursue financing on unfavorable terms, or seek protection under bankruptcy or insolvency laws. Any such outcomes could materially and adversely affect our consolidated results of operations and the value of our investment in Ting, which could in turn affect the price of our common stock, our relationship with third parties with whom we do business and our ability to raise additional capital.

If the Company is required to wind down or substantially reduce operations at Ting, it may incur costs, which could adversely affect the Company's financial condition and results of operations.

If Ting's strategic review process does not result in a transaction or other outcome that addresses Ting's liquidity needs and long-term sustainability, the Company may determine that it is necessary to wind down, restructure, or more substantially reduce operations at Ting. Any such actions could require the Company to provide financial and operational support to facilitate an orderly transition and could result in significant costs being incurred.

In connection with a wind-down or significant reduction in operations, Ting may incur costs related to employee severance, retention and termination benefits, contract termination or exit costs, professional and advisory fees and other restructuring-related expenses.

As the ultimate parent and shared service provider to Ting for certain business functions, the Company may incur costs primarily related to employee severance and termination benefits, contract termination or exit costs, and professional service and advisory fees associated with services provided at the corporate level. In addition, the Company may incur costs to settle certain obligations under commercial agreements, leases, vendor contracts and other commitments of Ting where it has acted as guarantor to those agreements. Any such costs incurred at the Company level could reduce liquidity available at the Company and limit its ability to deploy capital to other businesses or strategic initiatives.

RISKS RELATED TO OUR OPERATIONS AND INFRASTRUCTURE

We rely on third-party network operators, data centers, and service providers, and any disruptions to these systems could negatively impact our business.

Our operations depend on the continuous availability and reliability of network infrastructure, data centers, and cloud service providers. Any system failure, service interruption, or infrastructure damage—whether within our own facilities or those of our third-party partners—could result in service disruptions, loss of revenue, reputational harm, and financial liabilities.

- Ting Internet relies on our Fiber Network, as well as third-party-owned networks, including municipal and private ("Partner Network Providers") in certain markets. Damage to network facilities, failure to maintain government authorizations, or non-compliance with regulations by these third parties could disrupt our service and result in financial losses.
- Wavelo depends on data centers, public cloud providers, and key observability service providers to monitor outages and ensure platform availability. Service interruptions could impact billing and provisioning services for clients, affecting customer retention and revenue.
- Tucows Corporate – Mobile Services operates on third-party wireless networks. Failures in their network infrastructure, security breaches, or regulatory non-compliance could lead to subscriber losses, increased costs, or operational challenges. Our master services agreement does not provide indemnification for network outages or disruptions, increasing our exposure to risk.
- Tucows Domains depends on IT and communications systems housed in data centers, some of which are in regions with high seismic activity. System failures due to natural disasters, cyberattacks, sabotage, or financial instability of data center operators could cause prolonged service outages, negatively affecting our brands, revenue, and profitability.

We are subject to minimum purchase commitments with some partner network providers and mobile network operators.

In certain Ting markets, we operate on third-party-owned internet networks, including Partner Network Providers, rather than building our own infrastructure. We pay fees based on minimum purchase commitments, which often increase as network construction expands and new serviceable addresses become available. To maintain profitability in these markets, we must grow our customer base and manage churn to offset these fixed costs.

Additionally, under our Ting Mobile agreement, we have a "take or pay" minimum purchase commitment with our MNO supplier. Due to the small size of our retained mobile subscriber base, we have incurred penalties related to underutilization from limited growth in the mobile subscriber base, with $3.9 million accrued as of December 31, 2025. The Company incurred these penalties throughout the year ending December 31, 2025 ("Fiscal 2025") and thereafter until the initial term of the contract and contractual minimums was complete in January 2026. The contract will automatically continue month-to-month thereafter, with no expected penalties in the month-to-month arrangement. Should we continue to be bound by any minimum purchase commitments in excess of our customer-based usage, our cost of revenue may increase, negatively impacting financial results.

Slower-than-expected subscriber growth and ongoing operating losses could impair Ting's ability to meet its financial and operational obligations and limit its access to additional financing.

Ting has incurred recurring operating losses and negative operating cash flows and continues to require substantial capital to fund its operations. Ting's ability to meet its financing commitments, including scheduled interest and principal payments under its term notes and obligations under its redeemable preferred units, depends in part on achieving subscriber growth and operating performance.

Ting's recent subscriber growth has been below internal forecasts, and there can be no assurance that subscriber growth will improve or meet expectations in future periods. Lower-than-expected net additions to Ting's subscriber base would reduce recurring revenue and cash flow, increase pressure on liquidity, and impair Ting's ability to fund operations and service its debt.

In addition, Ting has a cost structure that includes significant fixed and semi-fixed expenses related to network operations, personnel, and customer support. If Ting is unable to scale revenues sufficiently to absorb these costs, or if cost-reduction initiatives are delayed or less effective than anticipated, operating losses may increase, further constraining liquidity and limiting Ting's financial flexibility. These factors could materially and adversely affect Ting's business, financial condition, and results of operations.

RISKS RELATED TO CYBERSECURITY, DATA PRIVACY, AND INTELLECTUAL PROPERTY

We face cybersecurity risks that could disrupt our business, damage our reputation, and result in financial and legal liabilities.

As a provider of internet-based services, we collect, store, and process sensitive customer, employee, and business data across our operations. We rely on centralized data processing, online services, and third-party providers, increasing our exposure to cyber threats, data breaches, and unauthorized access. Any compromise of our network security or IT systems could lead to service disruptions, data loss, reputational harm, regulatory penalties, and financial liability.

Cyberattacks, including malware, phishing, ransomware, deepfake fraud, and AI-driven hacking techniques, continue to increase in sophistication, frequency, and impact. Nation-state actors and organized cybercriminal groups are increasingly targeting technology infrastructure providers, and as a company supporting core internet services, we may be at greater risk. AI-driven threats, such as realistic social engineering attacks and domain abuse, may further expose us to fraudulent activity, regulatory scrutiny, and increased compliance costs.

Additionally, supply chain attacks—particularly those targeting open-source software and third-party dependencies—have become more prevalent, increasing the risk of compromised infrastructure and security vulnerabilities. Despite our investments in security controls, fraud detection tools, and risk mitigation strategies, our defensive measures may not be sufficient to prevent or detect all cyber incidents.

A significant security breach, data loss, or service outage could result in legal claims, increased regulatory oversight, financial penalties, loss of customer trust, and damage to our competitive position, all of which could materially affect our business, financial condition, and results of operations.

Evolving laws and regulations governing intellectual property and internet services may expose us to increased liability and compliance costs.

The legal framework surrounding intellectual property, domain registration, and online content liability continues to evolve, and changes in these laws could increase our legal exposure, regulatory burden, and compliance costs.

As a provider of domain registration and hosting services, we do not monitor the appropriateness of domain names or website content created by our customers, nor are we required to do so under our ICANN accreditation. However, we may be subject to legal claims arising from illegal or infringing activities conducted by third parties using domains registered through our platforms. While we maintain policies to address misuse, we cannot prevent all violations, and enforcement efforts may result in legal disputes, reputational harm, or regulatory penalties.

Several laws currently shield internet service providers and domain registrars from liability, including:

- The Communications Decency Act (CDA), which limits liability for user-generated content, except in cases of direct participation in unlawful activity.
- The Digital Millennium Copyright Act (DMCA), which provides safe harbor protections for hosting third-party content, contingent on compliance with takedown requests.
- The Anti-Cybersquatting Consumer Protection Act (ACPA), which governs domain name disputes and limits registrar liability absent bad faith intent to profit.

These protections, however, are subject to judicial interpretation and legislative changes, both in the U.S. and internationally. Some jurisdictions have introduced stricter content liability laws, data localization mandates, and intellectual property protections that may be difficult or costly to comply with. If courts narrow existing legal protections or governments impose new regulatory obligations on domain registrars, we may be required to modify our business practices, enhance compliance programs, or absorb additional operational costs.

Additionally, domain registrars are increasingly facing tort liability for domain disputes, security breaches, and fraudulent registrations. While we implement safeguards against unauthorized transfers, phishing, and domain hijacking, our defenses may not always be effective, and we may be subject to claims that increase our litigation exposure and financial risk.

We maintain general liability insurance, but coverage may be insufficient, disputed, or unavailable for certain claims. Any significant uninsured losses, regulatory penalties, or litigation costs could adversely impact our financial condition and results of operations.

Data protection regulations may impose legal obligations on us that we cannot meet or that conflict with our ICANN contractual requirements.

In 2018, the European Commission adopted the GDPR, which creates obligations around the procurement, processing, publication and sharing of personal data. Potential fines for violations of certain provisions of GDPR reach as high as 4% of a company's annual total revenue, potentially including the revenue of its international affiliates. The solutions we develop for GDPR-compliance may not be adequate in the views of regulatory authorities or ICANN, which may cause the loss of WHOIS privacy revenue or increase our costs of developing compliant solutions or subject us to litigation, liability, civil penalties, or loss of market share. As the privacy laws and regulations around the world continue to evolve, these changes could adversely affect our business operations in similar ways.

Disputes involving intellectual property rights, domain name ownership, or cybersecurity incidents could be costly and adversely affect our business and results of operations.

We rely on intellectual property laws and contractual protections, including confidentiality and invention assignment agreements, to protect our proprietary technology and other intellectual property. These protections provide only limited safeguards, particularly in foreign jurisdictions, and disputes or litigation involving intellectual property or other rights of third parties may be costly and time-consuming, divert management attention, and result in damages, loss of rights, or restrictions on our ability to operate our business.

As a domain name registrar, we are regularly involved in disputes relating to the registration, ownership, and use of domain names, including proceedings under ICANN's Uniform Domain Name Dispute Resolution Policy or litigation under the Anti-Cybersquatting Consumer Protection Act. While registrars are generally afforded certain protections, failure to comply with applicable requirements or court orders could result in liability and increased operating costs.

Domain names are valuable digital assets, and cyber threats such as phishing, credential theft, unauthorized account access, and other evolving attack methods create risks of domain loss, transfer, or hijacking. If our systems or those of our customers are compromised, we may face reputational harm, legal claims, regulatory scrutiny, or litigation, even where the breach originates from a customer's systems. Despite implementing security measures, no system is immune to attack, and any impairment of intellectual property or related intangible assets could require us to record significant charges that could materially adversely affect our financial condition and results of operations.

RISKS RELATED TO FINANCIAL AND MACROECONOMIC CONDITIONS

The assertion of a Return Breach under Ting's Unit Purchase Agreement could, if Generate exercises its contractual rights, adversely affect Ting's liquidity and capital structure.

Ting entered into a Series A Preferred Unit Purchase Agreement (the "Unit Purchase Agreement") with Generate on August 8, 2022, and closed the transaction contemplated thereby on August 11, 2022. As of December 31, 2025, the balance of the Series A Preferred Units was $137.3 million, excluding deferred financing costs.

As described in "Note 13. Redeemable Preferred Units" of the Notes to the Consolidated Financial Statements, on December 1, 2025, Ting received written notice from Generate asserting that a Return Breach and a Trigger Event had occurred under the Unit Purchase Agreement based on Ting's failure to pay the quarterly preferred return for two consecutive quarters. Generate reserved its rights to pursue remedies available under the LLC Agreement and applicable law, including the ability to make Redemption Request.

The occurrence of the Return Breach and Trigger Event do not create an immediate liquidity requirement for Ting, unless Generate makes a Redemption Request. If Ting did receive a Redemption Request from Generate, the redemption price of an estimated $204.9 million would become due under the Unit Purchase Agreement. The redemption price under such a request includes the original issue price, any unsatisfied preferred return, as well as a make-whole premium.

To date, Generate has not exercised any of the remedies available to them or made a Redemption Request. Management has engaged with Generate in proactive and collaborative discussions as part process to review strategic alternatives for Ting. However, there can be no assurances that Generate will not exercise its remedies under the Unit Purchase Agreement. Should Generate make any such request, Ting does not have sufficient cash or liquid assets to pay the redemption price. In such circumstances, Ting may be required to pursue significant operational restructuring, seek additional financing on unfavorable terms, or pursue bankruptcy or insolvency alternatives, any of which could have a material adverse effect on Ting's business, financial condition, and results of operations.

The rights asserted by Generate in connection with the Return Breach relate solely to Ting Fiber, LLC and its subsidiaries. Under the LLC Agreement, Generate's remedies are limited to the equity interests and assets of Ting Fiber, LLC and its subsidiaries and do not extend to Tucows Inc. or its other subsidiaries. In addition, Generate's rights are subordinate to the rights of secured noteholders under Ting's asset-backed securitization facilities and do not affect the Company's securitized debt structure or the collateral securing those facilities.

Our significant indebtedness and financing arrangements could adversely affect our ability to operate our business, pursue strategic initiatives, and meet our financial obligations.

We have significant indebtedness and financing obligations, including securitized debt, redeemable preferred units, and a revolving credit facility, which may limit our ability to raise additional capital, invest in our businesses, pursue strategic opportunities, or respond to changing market conditions. A substantial portion of our cash flow may be required to service debt and preferred returns, reducing funds available for operations and growth initiatives.

Our debt and financing arrangements contain financial and operational covenants and restrictions, including limitations on additional indebtedness, distributions, asset sales, investments, and other transactions. Our ability to comply with these covenants depends on our future operating performance and financial condition, which are subject to economic, competitive, and business factors beyond our control. Failure to maintain compliance with these covenants could result in defaults, acceleration of obligations, restricted access to liquidity, increased borrowing costs, or the loss of access to committed financing.

The agreements governing our credit facility impose significant operating and financial restrictions on us and our subsidiaries. These restrictions, subject in certain cases to customary baskets, exceptions, and ratio tests, may limit our subsidiaries' ability to engage in certain transactions, including incurring additional indebtedness, issuing equity, paying dividends, repurchasing stock, making investments, selling assets, or engaging in mergers, acquisitions, or other strategic transactions. As of December 31, 2025, our trailing twelve-month total debt to Adjusted EBITDA ratio for the businesses subject to the credit facility was 3.12:1.00, and our ability to remain in compliance with applicable financial covenants will depend on future operating performance and cash flows.

In addition, certain of our financing arrangements, including redeemable preferred unit financings at Ting Fiber, LLC, impose operational and financial milestones and restrictions that affect the timing and availability of additional funding. Ting has historically relied on proceeds from redeemable preferred units and term notes to fund operations and network expansion, and its ability to access additional financing depends on generating sufficient cash flow and meeting other requirements and conditions. There can be no assurance that these conditions will be achieved. There can be no assurance that these milestones will be achieved. In light of the Return Breach, it is unlikely that Ting will be able to secure additional financing on acceptable terms, or at all.

In any situation where we seek to obtain additional debt or equity financing, we may be unable to do so on favorable terms, or at all, when needed. Future financing may be costly, impose additional restrictions, or result in dilution to existing stockholders. If we are unable to generate sufficient cash flow from operations or obtain additional capital or alternative financing on acceptable terms, our business, financial condition, results of operations, and stockholder value could be materially and adversely affected.

The international nature of our businesses and operations expose us to additional risks that could harm our business, operating results, and growth strategy; including risks related to taxation and foreign currencies fluctuations.

We operate and conduct business in multiple countries, including Canada, and our international operations require significant management attention and financial resources. Our results of operations may be affected by risks associated with operating across different jurisdictions, including foreign currency exposure, changes in tax laws, and compliance with varying legal and regulatory requirements.

We are also subject to foreign currency exposure. A significant portion of our operating costs is denominated in Canadian dollars. While we use foreign currency hedging instruments to mitigate a portion of our exposure, these hedging arrangements may not fully offset the impact of unfavorable currency movements. In particular, a sharp appreciation of the Canadian dollar relative to the U.S. dollar, increases in the cost of renewing hedging instruments, or limitations on the availability or effectiveness of such hedges could increase our operating costs and adversely affect our results of operations.

Taxation risks: We are subject to income taxes and other taxes in multiple jurisdictions, and our effective tax rate and tax liabilities may be affected by changes in tax laws, regulations, treaties, or interpretations thereof, including the adoption of new U.S. or international tax legislation. In addition, increased scrutiny by tax authorities or changes in enforcement practices could result in additional tax liabilities, penalties, or interest, which could adversely affect our business, financial condition, or results of operations.

In addition, operating internationally exposes us to challenges related to managing geographically dispersed operations, complying with foreign laws and regulations (including data protection and privacy requirements), protecting intellectual property, competing with international and local competitors, accessing sufficiently qualified labor pools, and integrating acquisitions in foreign markets. Any of these factors could limit our ability to successfully execute our growth strategy and could have a material adverse effect on our business, financial condition, or results of operations.

Rising inflation and interest rates may adversely affect our businesses, financial condition, and operating results.

The Company continues to operate in a challenging macro environment as inflation and interest rates continue to rise globally. The impact of these issues on our business will vary by geographic market and operating segment. We continue to monitor economic conditions closely, as well as segment revenues, cash position, cash flow from operations, interest rates and other factors.

The Company continues to monitor and assess wage inflation across all our operating segments - Ting, Tucows Domains, and Wavelo, and is managing it against offsets in hiring plans and contractor mix. Our Ting segment is also exposed to inflation through its Fiber Network build and installation costs, and sustained levels of inflation increase the costs of related materials and contracted labor. We continue to assess ways to reduce costs, however there can be no assurance as to the effectiveness of our efforts to mitigate any impact of adverse economic conditions, and other unknown developments.

We have substantial debt obligations, including credit facilities and term notes. Our ability to service this debt depends on operational cash flows, borrowing capacity, and prevailing interest rates. Rising interest rates or changes in the credit market could increase the cost of debt servicing, limit our ability to access additional financing on favorable terms, or affect our ability to deploy capital for strategic initiatives. In the event of an economic downturn, reductions in IT spending by businesses and consumers could negatively impact demand for domain registrations, website services, and fiber broadband subscriptions, further affecting our financial condition.

In addition, our exposure to interest rate fluctuations relate primarily to our 2023 Credit Facility, entered into on September 22, 2023. The Company's interest rates are based on the Secured Overnight Financing Rate ("SOFR").

Macroeconomic, geopolitical, and market conditions may adversely affect our business, financial condition, and operating results.

There is inherent risk, based on the complex relationships among the U.S. and the countries in which we conduct our business, that political, diplomatic, and national security factors can lead to global trade restrictions and changes in trade policies and export regulations that may adversely affect our business and operations. Our financial performance is directly and indirectly impacted by global and regional economic conditions, which in turn are influenced by financial market volatility, inflation, fluctuating interest rates, tariffs, sanctions, trade disputes, barriers and restrictions, credit availability, and overall consumer and business confidence. The current international trade and regulatory environment is subject to significant ongoing uncertainty. Trade disputes, tariffs, restrictions and other political tensions between the United States and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns. The ultimate impact of current or future tariffs and trade restrictions remains uncertain.

Economic uncertainty may result in reduced business investment, delayed spending decisions, or cost-cutting measures by customers, which could negatively impact demand for our domain services, internet infrastructure, and platform offerings. Additionally, weak economic conditions may lead to reduced public-sector spending and shifts in government policies that affect telecommunications infrastructure and internet governance.

Political instability, trade restrictions, and geopolitical conflicts - including the war in Ukraine, ongoing tensions in the Middle East, increasing tensions in Central and South America, including recent U.S. military operations in Venezuela and Iran, and the potential expansion of these conflicts - may disrupt supply chains, increase regulatory uncertainty, or impact global financial markets, leading to fluctuations in currency exchange rates, interest rate volatility, and potential restrictions on international business operations. In particular, changes in trade policies, tariffs, and taxation laws could affect our cost structure, cross-border transactions, and market access.

Additionally, prolonged economic downturns or tightening credit conditions may increase our exposure to customer credit risk, impact our receivables collections, and result in higher allowances for doubtful accounts. If these conditions persist, they could have a material adverse effect on our business, financial condition, and results of operations.

RISKS RELATED TO REGULATORY AND LEGAL COMPLIANCE

Changes in government regulations may increase compliance costs and impact our business operations.

Our business is subject to evolving federal, state, and international regulations, which may increase operational costs, restrict market access, or impact future growth.

The FCC grants wireless licenses that are subject to renewal and revocation. If our Network Operator's license is not renewed or if compliance requirements change, it could disrupt our Ting Mobile service offerings. Additionally, various state regulations on billing practices, privacy, and consumer protection could increase compliance costs and make it more difficult to implement national sales and marketing programs.

Our Tucows Domains segment operates in a regulatory environment that is increasingly complex and subject to change. Governments worldwide may impose new laws affecting online resellers, content liability, privacy, consumer protection, and cross-border commerce. Changes in tax regulations, content policies, or data security requirements could result in higher compliance costs, increased liability, or restrictions on our ability to provide services.

The adoption of new regulations, reinterpretation of existing laws, or removal of legal protections for internet services could hinder market growth, increase costs, or disrupt our operations, potentially impacting our financial condition and results of operations.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income and other taxes in a number of jurisdictions and our tax structure is subject to review by both domestic and foreign tax authorities. We must make significant assumptions, judgments and estimates to determine our current provision for income taxes, deferred tax assets and liabilities and any valuation allowance that may be recorded against our deferred tax assets. Although we believe that our estimates are reasonable, the ultimate determination of our tax liability is always subject to review by the applicable tax authorities. Any adverse outcome of such a review could have a negative effect on our operating results and financial condition in the period or periods for which such determination is made. Our current and deferred tax liabilities could be adversely affected by:

- international income tax authorities, including the Canada Revenue Agency and the U.S. Internal Revenue Service, challenging the validity of our arms-length related party transfer pricing policies or the validity of our contemporaneous documentation.
- changes in the valuation of our deferred tax assets; or
- changes in tax laws, regulations, accounting principles or the interpretations of such laws.

We could be subject to changes in tax rates, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities. This could discourage the registration or renewal of domain names.

Due to the global nature of the Internet, it is possible that, although our services and the Internet transactions related to them typically originate in the United States, Canada, Denmark and Germany, governments of other states or foreign countries might attempt to regulate our transactions or levy sales, income or other taxes relating to our activities. Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in Internet commerce. New or revised international, federal, state or local tax regulations may subject us or our customers to additional sales, income and other taxes. We cannot predict the effect of current attempts to impose sales, income or other taxes on commerce over the Internet on Tucows or on our customers. New or revised taxes and, in particular, sales taxes, would likely increase the cost of doing business online and decrease the attractiveness of advertising and selling goods and services over the Internet. New taxes could also create significant increases in internal costs necessary to capture data, and collect and remit taxes. Any of these events could have an adverse effect on our business and operating results.

Changes in ICANN policies, fees, and oversight may impact our domain registration business.

ICANN oversees the domain name registration system and imposes fees on domain registrars. They operate as a private sector, not-for-profit entity but face ongoing public, governmental, and industry scrutiny regarding their governance, policies, and decision-making processes. Regulatory bodies, including the U.S. Congress and international authorities, periodically evaluate ICANN's role, policies, and fee structures, which could lead to structural changes, increased regulation, or shifts in oversight. These changes may introduce uncertainty and potential instability in the domain registration market.

We face several risks related to ICANN's oversight and evolving policies, including:

- Fee increases which could raise our costs or deter domain registrations.
- Changes to the Registrar Accreditation Agreement that could be disadvantageous or, in extreme cases, prevent us from operating as a registrar.
- Conflicts between ICANN policies and national laws, leading to compliance challenges or operational restrictions in certain jurisdictions.
- Legal or regulatory actions against ICANN, which could impact its authority and introduce uncertainty into the domain name system.
- International regulatory bodies, such as the International Telecommunication Union or the European Union, gaining greater influence over domain governance, potentially leading to new taxation, privacy, or competition regulations.

If any of these events occur, they could disrupt the stability of the domain registration market, increase our compliance costs, or reduce our ability to operate efficiently, negatively affecting our wholesale and retail domain businesses.

RISKS RELATED TO CAPITAL MARKETS

We cannot guarantee that our stock repurchase program will be fully consummated or that it will enhance long-term shareholder value.

On February 12, 2026, our Board of Directors approved a stock repurchase program authorizing the Company to buy back up to $40 million of its common stock in the open market. The program commenced on February 13, 2026, and is expected to terminate on or before February 12, 2027.

While the Company has previously repurchased shares under similar programs, we are under no obligation to repurchase shares under this program, nor are we obligated to complete purchases up to the full authorized amount. The timing, quantity, and pricing of repurchases will depend on market conditions, available liquidity, and other strategic considerations, and the program may be modified, suspended, or discontinued at any time at the discretion of our Board.

Stock repurchase programs can impact our share price and market volatility, but there is no assurance that the repurchase program will enhance the long-term value of our stock or generate returns for shareholders.

RISKS RELATED TO ENVIRONMENTAL, SOCIAL, GOVERNANCE (ESG) FACTORS

Energy consumption from data centers and internet infrastructure may result in higher costs and increased regulatory scrutiny.

Our operations rely on data centers, cloud computing resources, and domain registration infrastructure, all of which require significant energy consumption. As governments introduce carbon reduction policies and energy efficiency mandates, we may face higher electricity costs, increased environmental compliance requirements, and potential pressure from investors to adopt more sustainable energy practices. If we are unable to reduce our carbon footprint or comply with future environmental regulations, we could face reputational risks and higher operational costs.

Our business and financial performance could be adversely impacted by climate change, environmental disruptions, and other unforeseen disasters or crises.

Our business operations, financial condition, and results of operations could be negatively affected, directly or indirectly, by extreme weather events, environmental disasters, public health crises, and other large-scale disruptions. These events are inherently unpredictable and may impact us directly, by causing physical damage to infrastructure, disrupting service delivery, or increasing operational costs, or indirectly, by affecting customer demand, supply chain stability, or broader economic conditions.

As climate-related risks continue to evolve, our fiber network infrastructure, data centers, and operational facilities may be exposed to hurricanes, wildfires, floods, and other extreme weather events. Damage to physical assets may disrupt network services, increase maintenance and repair costs, and contribute to customer churn, which could impact revenue. Additionally, the cost of insurance, regulatory compliance, and infrastructure hardening may increase over time, potentially affecting our capital expenditure planning and overall profitability.

Our ability to mitigate the impact of such events depends on the effectiveness of our business continuity planning, network resilience strategies, and disaster recovery measures. However, unanticipated disruptions or insufficient preparedness by local, national, or international emergency responders, supply chain partners, or other key stakeholders could exacerbate the financial and operational consequences of such events.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

Our business heavily relies on various IT and application systems, which contain proprietary and confidential information about our operations, employees, customers, and our customers' customers, including personally identifiable information. These systems are connected to and/or accessed from the Internet and, as a result, are susceptible to cyber-attacks. We recognize the critical importance of maintaining the safety and security of our systems and data and have a holistic process for overseeing and managing cybersecurity and related risks. Our process is supported by both management and our Board of Directors. Organizationally, our businesses are structured as three operating and reportable segments: Ting, Wavelo and Tucows Domains. These segments are decentralized; management and cybersecurity resources are organized both at the parent company level and within each decentralized segment. Each segment has dedicated liaisons for cybersecurity, compliance, and risk management activities.

We maintain and continue to expand our investment in the development of our information security management system ("ISMS"). Our ISMS leverages a risk-based approach and is informed by industry standard guidance, including the National Institute of Standards and Technology, Cybersecurity Framework, and the International Organization for Standardization 27001 Information Security Management System Requirements. A material cyber-attack on Company systems, distribution partners and their key operating systems, or any other third-party partners or vendors and their key operating systems may interrupt the ability to operate the Company's business, damage the Company's reputation, or result in monetary damages. The development of the ISMS is focused on the protections of the confidentiality, integrity, and availability of the Company's information system infrastructure as well as the data in the Company's care, custody and control. The Company engages third parties to evaluate certain aspects of the ISMS, provide threat intelligence, and perform vulnerability assessments and other services as needed.

The Company follows an established process to identify and evaluate risks from cybersecurity threats that may arise internally or through the introduction of third parties to the ISMS. This evaluation is part of the Company's risk management process. The process may include, but is not limited to, evaluating the third party's cybersecurity maturity and/or imposing certain contractual conditions.

Operationally, the Company maintains Security and Network Operations Centers, which provide 24/7 coverage and support of on-call cybersecurity and network professionals to triage and respond to immediate cybersecurity threats and outages. The Company also assesses cybersecurity risks on a quarterly basis and ranks them according to their risk profile. These risks are communicated to management and to the Board of Directors as part of the normal course of operations.

Cybersecurity incidents are responded to in accordance with the Company's established Cybersecurity Incident Response Plan ("IRP"). In the event of an incident, we follow our IRP, which includes evaluation of the severity of the incident based on factors such as the number of assets affected, the extent of the incident, the likelihood of inappropriate data exposure, operational impact and/or reliability impact. Depending upon the severity of an incident, the incident is escalated to the senior leadership, including the CEO. Senior leadership then determines whether, based on various factors, the incident requires immediate escalation to the Board of Directors and to third-party incident response organizations and notification to functional areas, such as legal and finance, as well internal stakeholders, and external entities, as appropriate and required. We maintain relationships with third-party Digital Forensics and Incident Response ("DFIR") service providers to strengthen our incident response capabilities in the event that we determine the need to augment our effort during an incident and to provide us additional assurance that our responses to complex incidents or highly sophisticated threat actors have been effective and complete.

Although the risks from cyber threats have not materially affected our business strategy, results of operations, or financial condition to date, they may in the future and we continue to closely monitor cyber risk. For a detailed description of the risks related to cybersecurity, see Item 1A. "Risk Factors." of this Annual Report, which should be read in conjunction with this Item 1C.

Board Governance and Management

The Board of Directors oversees management's processes for identifying and mitigating risks, including cybersecurity risks, to help align our risk exposure with our strategic objectives. Senior leadership manages our overall information security strategy, policy, security engineering, operations and cyber threat detection and response. The corporate information security function is responsible for managing and continually enhancing our information security posture and information security infrastructure with the ultimate goal of preventing cybersecurity incidents and reducing their severity to the extent feasible, while simultaneously increasing our resilience in an effort to minimize the business impact should an incident occur.

Senior leadership, including our CEO, who also has relevant experience in cybersecurity matters, regularly brief the Board of Directors on our cybersecurity and information security initiatives, and the Board of Directors is apprised of cybersecurity incidents deemed to have a material business impact.

ITEM 2. PROPERTIES

Our principal administrative, engineering, marketing and sales office is located in Toronto, Canada, and consists of approximately 27,000 square feet. We lease satellite offices in various cities across the U.S. as well as internationally in Germany and Denmark. The Toronto, Canada office supports all of our segments. Leased satellite offices across the U.S. support the Ting segment, while European offices support Tucows Domains.

The Company has acquired real property in Centennial, Colorado where it has constructed an office, warehouse and data center to support our local logistical operations and our North American colocation needs.

Currently, substantially all of our computer and communications hardware is located at our facilities or at server hosting facilities in Toronto, Ontario; San Jose, California; Centennial, Colorado; Ashburn, Virginia; Charlottesville, Virginia; Durango, Colorado; and Moncure, North Carolina.

Recent Sales of Unregistered Securities

None.

ITEM 3. LEGAL PROCEEDINGS

We are involved in various investigations, claims and lawsuits arising in the normal conduct of our business, none of which, individually or in the aggregate, in our opinion, will materially harm our business. We cannot assure you that we will prevail in any litigation. Regardless of the outcome, any litigation may require us to incur significant litigation expense and may result in significant diversion of management attention.

In addition, pursuant to Item 103(c)(3)(iii) of Regulation S-K under the Exchange Act, the Company is required to disclose certain information about environmental proceedings to which governmental authority is a party if the Company reasonably believes such proceedings may result in monetary sanctions, exclusive of interest and costs, above a stated threshold. The Company has elected to apply a threshold of $1 million for purposes of determining whether disclosure of any such proceedings is required.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common stock

Our common stock is traded on the NASDAQ Capital Market under the symbol "TCX". Our common stock is also traded on the Toronto Stock Exchange under the symbol "TC".

As of March 12, 2026, Tucows had 67 shareholders of record.

We have not declared or paid any cash dividends on our common stock during the fiscal years ended December 31, 2025 and December 31, 2024, and we do not intend to do so in the immediate future, but we may decide to do so in the future depending on ongoing market conditions. Our ability to pay any cash dividends on our common stock, should our Board decide to do so, is also dependent on our earnings and cash requirements and may, from time to time, be governed by the terms of our credit agreements.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

2026 Stock Buyback Program:

On February 12, 2026, the Company announced that its Board had approved a stock buyback program to repurchase up to $40 million of its common stock in the open market. The $40 million buyback program commenced on February 13, 2026 and is expected to terminate on or before February 12, 2027.

2025 Stock Buyback Program:

On February 13, 2025, the Company announced that its Board had approved a stock buyback program to repurchase up to $40 million of its common stock in the open market. The $40 million buyback program commenced on February 14, 2025 and terminated on February 12, 2026. The Company did not repurchase shares under this program.

Net Exercise of Stock Options:

Our current equity-based compensation plans include provisions that allow for the "net exercise" of stock options by all plan participants. In a net exercise, any required payroll taxes, federal withholding taxes and exercise price of the shares due from the option holder can be paid for by having the option holder tender back to the Company a number of shares at fair value equal to the amounts due. These transactions are accounted for by the Company as a purchase and retirement of shares and would be disclosed as common stock received in connection with share-based compensation.

The Company did not repurchase any shares of common stock during the years ended December 31, 2025, 2024, or 2023. In addition, no common stock was received in connection with share-based compensation during any of these periods.

STOCK PERFORMANCE GRAPH

The following graph and table compares the Company's stock performance to three stock indices over a five-year period assuming a $100 investment was made on the last day of the year ending December 31, 2020 ("Fiscal 2020").



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Tucows Inc., the NASDAQ Composite Index,
the RDG Internet Composite Index and the NASDAQ Telecommunications Index

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 6. RESERVED.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Our mission is to provide simple useful services that help people unlock the power of the Internet.

We accomplish this by reducing the complexity of our customers' experience as they access the Internet (at home or on the go) and while using Internet services such as domain name registration, email and other Internet related services. We are organized into three operating and reporting segments - Ting, Wavelo, and Tucows Domains. Each segment is differentiated primarily by their services, the markets they serve and the regulatory environments in which they operate. The Ting segment contains the operating results of our retail high speed Internet access operations, including its wholly owned subsidiaries - Cedar and Simply Bits. The Wavelo segment includes our platform and professional services offerings, as well as billing solutions to ISPs. Tucows Domains includes wholesale and retail domain name registration services, as well as value-added services derived through our OpenSRS, Enom, Ascio, EPAG, and Hover brands.

Our CEO, who is also our chief operating decision maker, reviews the operating results of Ting, Wavelo and Tucows Domains as three distinct segments in order to make key decisions and evaluate segment performance. Certain revenues and expenses disclosed under the Corporate category are excluded from segment results as they are centrally managed and not monitored by or reported to our CEO by segment. The exclusions include: retail mobile services, the 10-year payment stream on transferred legacy Mobile subscribers, eliminations of intercompany transactions, portions of Finance and Human Resources, Legal and Corporate IT shared services.

For the years ended December 31, 2025, 2024 and 2023, we reported revenue of $390 million, $362 million and $339 million, respectively.

Ting

Ting and its wholly owned subsidiaries, Cedar and Simply Bits, includes the provision of high-speed Internet access services to select towns throughout the United States, with operations focused on serving existing markets. Our primary sales channel is through the Ting website. The primary focus of this segment is to provide reliable Gigabit Fiber and Fixed Wireless Internet services to consumer and business customers. Revenues from Ting Internet are all generated in the U.S. and are billed on a monthly basis. Generally, Ting internet services have no fixed contract terms, aside from certain non-standard bespoke with business customers.

As of December 31, 2025, Ting Internet had access to 126,000 owned infrastructure serviceable addresses, 109,000 partner infrastructure serviceable addresses and 54,000 active accounts under its management; compared to having access to 134,000 owned infrastructure serviceable addresses, 45,000 partner infrastructure serviceable addresses and 51,000 active accounts under its management as of December 31, 2024. These figures exclude any changes in serviceable addresses and accounts attributable to the Simply Bits acquisition

On February 7, 2024 Ting committed to a workforce reduction (the "February 2024 Workforce Reduction"), as defined in "Note 21. Restructuring Costs" to the Consolidated Financial Statements, which aimed to realign the Company's operational structure within the Ting operating segment and reduce Ting's workforce by 13%, or 7% of the Company's total workforce, to better support strategic objectives. The February 2024 Workforce Reduction was designed to streamline operations and reduce operating expenses within the Ting operating segment. Substantially all of the employees impacted by the workforce reduction were notified on February 7, 2024 and have since exited the Company. The Company incurred non-recurring charges of approximately $3.2 million in the first quarter of Fiscal 2024, in connection with the workforce reduction, primarily consisting of severance payments, notice pay, employee benefits contributions, and outplacement costs.

On October 30, 2024, Ting undertook the 2024 Capital Efficiency Plan, as defined in "Note 21. Restructuring Costs" to the Consolidated Financial Statements, to reflect the ongoing operational and financial prioritization of the Ting business and to lower the Company's year-over-year operating expenses and capital outlays, which impacted approximately 42% of Ting's workforce, or 17% of the Company's total workforce. The Company incurred non-recurring charges of approximately $7.7 million in the fourth quarter of Fiscal 2024 in connection with the 2024 Capital Efficiency Plan, primarily consisting of severance payments, notice pay, employee benefits contributions, and outplacement costs.

The February 2024 Workforce Reduction and 2024 Capital Efficiency Plan realized personnel and related expense (net of capitalization) savings with the majority of the savings in sales and marketing, including related network support functions, followed by smaller impacts in technical operations and development, direct cost of revenues, network, general and administrative, and other costs. In Fiscal 2024, the realized savings were partially offset by costs associated with both plans. These costs referenced above are classified as transitional and were excluded in our Adjusted EBITDA, which is a non-United States Generally Accepted Accounting Principles ("GAAP") financial measure. Please see discussion of Adjusted EBITDA as well as the Adjusted EBITDA reconciliation to net income in the Results of Operations section below. The 2024 Capital Efficiency Plan has also translated into reduced capital expenditures related to growth and expansion of new markets, as Ting shifted to focus on completing builds in existing markets.

The Company announced on November 6, 2025 that it commenced a process to review strategic alternatives for the Ting business, to address its ongoing liquidity requirements. The process is ongoing and the outcome and timing of this process are uncertain and may materially affect future revenues, operating costs and capital expenditures. If the strategic process does not result in a successful transaction, or if it is delayed or abandoned, Ting would be required to implement significant operational changes to preserve liquidity and continue as a going concern, which could include more substantial reductions in operating expenses, changes in market expansion plans, asset sales, or other restructuring actions. As a result, Ting's future revenue growth, cost structure and overall financial performance may differ materially from current results and expectations.

Wavelo

Wavelo includes the provision of full-service platforms and professional services providing a variety of solutions that support CSPs, including subscription and billing management, network orchestration and provisioning, and individual developer tools. Wavelo's focus is to provide accessible telecom software to CSPs globally, minimizing network and technical barriers and improving internet access worldwide. Wavelo's suite of flexible, cloud-based software simplifies the management of mobile and internet network access, enabling CSPs to better utilize their existing infrastructure, focus on customer experience and scale their businesses faster. Wavelo launched as a proven asset for CSPs, with EchoStar using Wavelo's MONOS software to drive additional value within its Digital Operator Platform and Ting integrating Wavelo's ISOS and SM software to enable faster subscriber growth and footprint expansion. The Wavelo segment also includes the Platypus brand and platform, our legacy billing solution for ISPs. The revenues from Wavelo's platforms and professional services are all generated in the U.S. and our customer agreements have set contract lengths with the underlying CSP. Similarly, Wavelo's revenues from Platypus are largely generated in the U.S., with a small portion earned in Canada and other countries.

Tucows Domains

Tucows Domains includes wholesale and retail domain name registration services, as well as value-added services derived through our OpenSRS, Enom, Ascio, EPAG and Hover brands. Tucows Domains generates revenues primarily from the registration fees charged to resellers in connection with new, renewed and transferred domain name registrations. In addition, we earn revenues from the sale of retail domain name registration and email services to individuals and small businesses. Tucows Domains revenues are attributed to the country in which the contract originates, which is primarily in Canada and the U.S for OpenSRS and Enom brands whereas it is primarily in European nations for Ascio and EPAG.

Our primary distribution channel is a global network of more than 32,000 resellers that operate in approximately 200 countries and who typically provide their customers, the end-users of Internet-based services, with solutions for establishing and maintaining an online presence. Our primary focus is serving the needs of this network of resellers by providing the broadest portfolio of gTLD and country code top-level domain options and related services, a white-label platform that facilitates the provisioning and management of domain names, a powerful Application Program Interface, easy-to-use interfaces, comprehensive management and reporting tools, and proactive and attentive customer service. Our services are integral to the solutions that our resellers deliver to their customers. We provide "second tier" support to our resellers by email, chat and phone in the event resellers experience issues or problems with our services. In addition, our Network Operating Center proactively monitors all services and network infrastructure to address deficiencies before customer services are impacted.

We believe that the underlying platforms for our services are among the most mature, reliable and functional reseller-oriented provisioning and management platforms in our industry, and we continue to refine, evolve and improve these services for both resellers and end-users. Our business model is characterized primarily by non-refundable, up-front payments, which lead to recurring revenue from renewals and positive operating cash flow.

Wholesale, primarily branded as OpenSRS, Enom, EPAG and Ascio, derives revenue from its domain name registration service. Together the OpenSRS, Enom, EPAG and Ascio Domain Services manage 21.5 million domain names under the Tucows, Enom, EPAG and Ascio ICANN registrar accreditations and for other registrars under their own accreditations. Domains under management have decreased by 3.0 million, or 12%, since December 31, 2024.

Value-Added Services include hosted email which provides email delivery and webmail access to millions of mailboxes, Internet security services, WHOIS privacy other value-added services. All of these services are made available to end-users through a network of web hosts, ISPs, and other resellers around the world. In addition, we also derive revenue by monetizing domain names which are near the end of their lifecycle through expiry auction sale.

Retail, primarily Hover, derives revenues from the sale of domain name registration and email services to individuals and small businesses. Our retail domain services also include our Personal Names Service – based on over 34,000 surname domains – that allows roughly two-thirds of Americans to purchase an email address based on their last name. The retail segment now includes the sale of the rights to its portfolio of surname domains used in connection with our RealNames email service and our Exact Hosting Service, that provides Linux hosting services for individual and small business websites.

KEY BUSINESS METRICS AND NON-GAAP FINANCIAL MEASURES

We regularly review a number of business metrics, including the following key metrics and non-GAAP financial measure, to assist us in evaluating our business, measure the performance of our business model, identify trends impacting our business, determine resource allocations, formulate financial projections and make strategic business decisions. The following tables set forth the key business metrics which we believe are the primary indicators of our performance for the periods presented:

Ting Internet	For the year ended December 31,		
	2025	2024	2023
	(in '000's)		
Ting Internet accounts under management	54	51	43
Ting Internet owned infrastructure serviceable addresses [1]	126	134	121
Ting Internet partner infrastructure serviceable addresses [1]	109	45	29

(1) Defined as premises to which Ting has the capability to provide a customer connection in a service area.

Tucows Domains	As of December 31,		
	2025	2024	2023
	(in '000's)		
Total new, renewed and transferred-in domain name registrations provisioned[1]	20,119	21,765	22,031
Domain names under management	21,483	24,500	24,560

(1) For a discussion of these period-to-period changes in the domains provisioned and domains under management and how they impacted our financial results see the Net Revenues discussion below.

Tucows reports all financial information in accordance with GAAP. Along with this information, to assist financial statement users in an assessment of our historical performance, we typically disclose and discuss a non-GAAP financial measure, Adjusted EBITDA, on investor conference calls and related events that excludes certain non-cash and other charges, as we believe that the non-GAAP information enhances investors' overall understanding of our financial performance, but should not be considered in isolation from or as a replacement for the most directly comparable GAAP financial measures. Please see discussion of Adjusted EBITDA as well as the Adjusted EBITDA reconciliation to net income in the Results of Operations section below.

OPPORTUNITIES, CHALLENGES AND RISKS

Our revenue is primarily realized in U.S. dollars and a major portion of our operating expenses are paid in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material effect on our business, financial condition and results from operations. In particular, we may be adversely affected by a significant weakening of the U.S. dollar against the Canadian dollar on a quarterly and an annual basis. Our policy with respect to foreign currency exposure is to manage our financial exposure to certain foreign exchange fluctuations with the objective of neutralizing some or all of the impact of foreign currency exchange movements by entering into foreign exchange forward contracts to mitigate the exchange risk on a portion of our Canadian dollar exposure. We may not always enter into such forward contracts and such contracts may not always be available and economical for us. Additionally, the forward rates established by the contracts may be less advantageous than the market rate upon settlement.

Ting

As an ISP, we have invested and expect to continue to invest in selective fiber to the home ("FTTH") deployments in select markets in the United States. The investments are a reflection of our ongoing efforts to build FTTH network via strategic partnerships in communities we identify as having strong, unmet demand for FTTH services. Given the significant upfront build and operational investments for these FTTH deployments, there is risk that we may not fully recover these investments as a result of future technological and regulatory changes, competitive responses from incumbent local providers, and slower than expected market penetration or otherwise.

Wavelo

Wavelo launched as a proven asset for CSPs, with EchoStar using Wavelo's MONOS software to drive additional value within its Digital Operator Platform. More recently, Ting Internet has also integrated Wavelo's ISOS and SM software to enable faster subscriber growth and footprint expansion. With our external platform and professional services revenues concentrated to one customer in EchoStar, we are exposed to significant risk if we are unable to maintain this customer relationship or establish new relationships for any of our Platforms in the future. Additionally, our revenues as a platform provider are directly tied to the subscriber volumes of EchoStar's MVNO or MNO networks, and our profitability is contingent on the ability of EchoStar to continue to add subscribers, either from organic growth or from migration off legacy systems, onto our platforms.

Domain Services

The increased competition in the market for Internet services in recent years, which we expect will continue to intensify in the short and long term, poses a material risk for us. As new registrars are introduced, existing competitors expand service offerings and competitors offer price discounts to gain market share, we face pricing pressure, which can adversely impact our revenues and profitability. To address these risks, we have focused on leveraging the scalability of our infrastructure and our ability to provide proactive and attentive customer service to aggressively compete to attract new customers and to maintain existing customers.

Substantially all of our Tucows Domains revenue is derived from domain name registrations and related value-added services from wholesale and retail customers using our provisioning and management platforms. The market for wholesale registrar services is both price sensitive and competitive and is evolving with the introduction of new gTLDs, particularly for large volume customers, such as large web hosting companies and owners of large portfolios of domain names. We have a relatively limited ability to increase the pricing of domain name registrations without negatively impacting our ability to maintain or grow our customer base. Growth in our Tucows Domains revenue is dependent upon our ability to continue to attract and retain customers by maintaining consistent domain name registration, retaining high margin customers, value-added service renewal rates and upselling, and to grow our customer relationships through refining, evolving and improving our provisioning platforms and customer service for both resellers and end-users. In addition, Tucows Domains also generates revenues through the sale of names from our portfolio of domain names and through the OpenSRS, Enom, and Ascio Domain Expiry Streams. Our domains under management and transactions saw a moderate decrease in Fiscal 2025, largely as a result of select, low margin customers taking their business in-house. These fluctuations occur occasionally in our business, and with broad, diverse and global nature of our reseller base ensures that margin remains healthy, and will be augmented by the strategies discussed above to continue to grow our revenue base.

From time-to-time, certain vendors provide us with market development funds to expand or maintain the market position for their services. Any decision by these vendors to cancel or amend these programs for any reason may result in expenses in future periods not being commensurate with what we have achieved during past periods.

Other opportunities, challenges and risks

The Company is entitled to a long-term payment stream that is a function of the margin generated by the transferred subscribers over the 10-year term of the EchoStar Purchase Agreement executed in the Fiscal 2020. This consideration structure may not prove to be successful or profitable in the long-term to us if the existing subscriber base churns at an above average rate. Additionally, given EchoStar controls the revenues and costs incurred associated with the acquired subscribers, there could arise a situation where profitability for the subscriber base is diminished either by lower price points or cost inflation. Additionally, as part of the EchoStar Purchase Agreement, the Company retained a small number of customer accounts associated with one MNO agreement that was not reassigned to EchoStar at time of sale. We continue to be subject to the minimum revenue commitments previously agreed to with this excluded MNO agreement. The Company is able to continue adding customers under the excluded MNO network in order to meet the commitment. However, with no direct ability to change customer pricing and limited ability to renegotiate contract costs or significant terms, the Company may be unable to meet the minimum commitments with this MNO partner and could incur significant and recurring penalties until such a time that the contract is complete. These penalties would negatively impact our operational performance and financial results if enforced by the MNO. As of December 31, 2025, the Company accrued $3.9 million of penalties associated with the minimum commitment shortfall. The Company expects to incur penalties through January 2026, at which point the initial term of the contract is complete.

The contract will automatically continue month-to-month thereafter, with no expected penalties in the month-to-month arrangement. Should we continue to be bound by any minimum purchase commitments in excess of our customer-based usage, our cost of revenue may increase, negatively impacting financial results.

As discussed above, the Company announced on November 6, 2025 that it commenced a process to review strategic alternatives for the Ting business, to address its ongoing liquidity requirements. The outcome and timing of this process are uncertain and may materially affect future revenues, operating costs and capital expenditures. As a result, Ting's future revenue growth, cost structure and overall financial performance may differ materially from current results and expectations.

An in-depth assessment of the risk factors impacting our businesses has been discussed at length above in Part I under the caption "Item 1A Risk Factors" in this Annual Report.

Critical Accounting Estimates

The following is a discussion of our critical accounting estimates. Critical accounting estimates are defined as those that are both important to the portrayal of our financial condition and results of operations and are reflective of significant judgments and uncertainties made by management that may result in materially different results under different assumptions and conditions. "Note 2. Significant Accounting Policies" to the Consolidated Financial Statements for Fiscal 2025, includes further information on the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements.

The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience, available market information as applicable, and on various other assumptions that are believed to be reasonable under the circumstances at the time they are made. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company's control. Management evaluates its estimates on an ongoing basis.

Acquired customer relationships

For acquired customer relationships, the Company estimates the fair value based on the income approach. The income approach is a valuation technique that calculates the fair value of an intangible asset based on the present value of future cash flows expected to be generated over the remaining useful life of the asset. This valuation involves significant subjectivity and estimation uncertainty, including assumptions related to future revenues attributable to acquired customer relationships, attrition rates and discount rates.

Loss contingencies

We are sometimes subject to claims, suits, regulatory and government investigations, and other proceedings involving competition, intellectual property, privacy, tax and related compliance, labor and employment, commercial disputes, and other matters. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. We record a liability when we believe that it is probable that a loss has been incurred and the amount can be reasonably estimated.

We evaluate, on a regular basis, developments in our legal matters that could affect the amount of liability that has been previously accrued, and the matters and related reasonably possible losses disclosed, and make adjustments and changes to our disclosures as appropriate. Significant judgment is required to determine both the likelihood and the estimated amount of a loss related to such matters. Until the final resolution of such matters, there may be an exposure to loss in excess of the amount recorded, and such amounts could be material.

Impairment of goodwill

Goodwill is tested at least annually for impairment at an operating segment level, which the Company has assessed to be our reporting units. At December 31, 2025 and December 31, 2024, we had $130.4 million in goodwill, of which $107.7 million (83%) related to Tucows Domains and $22.7 million (17%) related to Ting.

We first assess qualitative factors to determine whether it is more-likely-than-not that goodwill is impaired, and if so, we perform the quantitative goodwill impairment test.

When performing a qualitative analysis, we evaluate factors such as macro-economic, industry and market conditions including the capital markets, the competitive environment, in addition to other internal factors including changes to our market capitalization, cash inflows, obligations and access to capital of our segments. Any changes to these factors could change our assessment of whether it is more-likely-than-not that goodwill is impaired and necessitate the quantitative analysis outlined below, and hence, result in a potential impairment charge. In addition, changes in our organizational structure or how our management allocates resources and assesses performance, could result in a change in our operating segments, requiring a reallocation of goodwill and an updated impairment analysis.

If a quantitative impairment test is required, we compare the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeded its fair value, we would recognize an impairment loss in an amount equal to that excess, limited to the total amount of goodwill. For the year ended December 31, 2025, a quantitative impairment test was required for Ting, but this did not result in the recognition of any goodwill impairment.

In performing the quantitative impairment test for Ting, we primarily used the income approach to determine fair value, in which future expected cash flows at the operating segment level are converted to present value using factors that consider the timing and risk of the future cash flows. Key assumptions in the income approach included the timing and amount of future cash flows, terminal value growth rates, terminal value margin rates, market participant assumptions, benchmarks and discount rates. Changes to any of these assumptions could result in a different fair value estimate, and hence result in an impairment.

Impairment of long-lived assets

We review the carrying values of long-lived assets, such as property and equipment, finite-life intangible assets and right of use lease assets, for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment testing is performed at the asset group level, unless an asset generates independent cash flows or if the Company has determined the asset will be disposed of by abandonment in which case the impairment analysis is performed at the asset level. Our asset groups are equivalent to our operating segments, Tucows Domains, Ting and Wavelo.

We first perform a qualitative assessment to determine whether events or circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. This assessment evaluates market prices, changes in the use or physical condition of the asset, changes in legal factors or the business climate, financial performance and costs incurred, forecasts and any expectation of disposals of the asset or asset group. Any changes to these factors could change our assessment of whether the carrying amount is recoverable, and necessitate the quantitative analysis outlined below, and hence, result in a potential impairment charge.

If events or circumstances indicate that the carrying amount of the asset or asset group may not be not recoverable, the Company compares the carrying amount of the asset group to the undiscounted cash flows expected to be generated over its remaining useful life. If the carrying amount exceeds the undiscounted future cash flows, the relevant asset group is considered to be impaired, and an impairment loss is recognized in the amount by which the carrying value of the asset group exceeds fair value. For the year ended December 31, 2025, this recoverability test was required for Ting, but this test did not result in the recognition of any long-lived asset impairment.

Assumptions used in estimating the undiscounted cash flows of Ting include the timing and amount of future cash flows and the useful lives of the property and equipment. Any changes to these factors could change our assessment of the recoverability of the Ting long-lived assets, and hence result in an additional potential impairment charge.

Further, the Company determined certain long-lived assets would be disposed of by abandonment. Management estimated the salvage value and recorded an impairment loss representing the difference between the carrying amount and salvage value of the assets. During the year ended December 31,2025, the Company recorded an impairment loss of $10.7 million primarily related to abandoned materials and supplies held for capital projects, as well as impairment of right-of-use operating lease assets. During the year ended December 31, 2024, the Company recorded an impairment loss of $17.7 million related to assets under construction and materials and supplies held for capital projects. The salvage value was estimated based on management's judgment regarding realizability in secondary markets. Management based its estimates on historical experience, available market information as applicable, third party analysis and on various other assumptions that are believed to be reasonable under the circumstances at the time they are made. Changes to any of these assumptions could result in a different fair value estimate, and hence result in further impairment losses.

Accounting for Income Taxes

We operate in various tax jurisdictions, and accordingly, our income is subject to varying tax rates. Losses incurred in one jurisdiction cannot be used to offset taxable income in another jurisdiction. Our ability to use income tax loss carryforwards and future income tax deductions is dependent upon our operations in the tax jurisdictions in which such losses or deductions arise. Significant judgment is required in determining our provision for income taxes and evaluating our uncertain tax positions.

We account for income taxes under the asset and liability method, which recognizes the deferred tax assets or liabilities for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that the tax benefit from the deferred tax assets will not be realized. In assessing the need for valuation allowances, historical and future levels of income, expectations and risks associated with estimates of future taxable income and tax planning strategies are considered. As of December 31, 2025, the valuation allowance of $68.1 million was recorded, for those deferred tax assets where it is more likely than not that the tax benefit will not be realized.

We apply a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if, on the weight of available evidence, it is more likely than not that the position will be sustained upon audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit that is more than 50% likely to be realized upon settlement. As of December 31, 2025, we recognized uncertain tax provisions of $0.1 million within the provision for income taxes.

See "Note 9. Income Taxes" to the Consolidated Financial Statements for further information regarding income taxes.

Changes in estimates

There were no material changes to our critical accounting estimates during Fiscal 2025.

Recently Issued Accounting Standards

See "Note 2. Significant Accounting Policies" of the Notes to the Consolidated Financial Statements for information regarding recently issued accounting standards.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2025 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2024

For additional information on our financial condition as of December 31, 2024 and results of operations, liquidity and capital resources for the year ended December 31, 2024 as compared to the year ended December 31, 2023, refer to Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on 10-K for the year ended December 31, 2024 which was filed with the United States Securities and Exchange Commission on March 13, 2025.

NET REVENUES

Ting

Ting and its subsidiaries, Cedar, and Simply Bits, includes the provision of high-speed Internet access services to select towns throughout the United States. Our primary sales channel is through the Ting website. The primary focus of this segment is to provide reliable Gigabit Fiber and Fixed Wireless Internet services to consumer and business customers. Generally, Ting Internet services have no fixed contract terms, aside from certain bespoke contracts with business customers.

The Company's billing cycle for all Ting Internet customers is computed based on the customer's activation date. Since consideration is collected before the service period, revenue is initially deferred and recognized as the Company performs its obligation to provide Internet access within each reporting period. Incentive marketing credits given to customers are recorded as a reduction of revenue.

Our construction services are earned to revenue earned from the design, construction and installation of a fiber optic network for a specific customer contract. Control of the network infrastructure transfers to the customer as it is constructed.

Revenue from network construction is recognized over time, as Ting's performance creates or enhances an asset that the customer controls as it is being constructed. Progress toward completion is measured using an output method, based primarily on network build milestones such as served addresses completed and accepted by the customer. Amounts billed in advance of revenue recognition are recorded as contract liabilities, while amounts recognized in excess of billings are recorded as contract assets. Where services require installation, revenue is not recognized until a customer's service is activated.

The Company records a reduction of revenues that reflects expected refunds, rebates and credit card charge-backs at the time of the sale based on historical experiences and current expectations.

Wavelo

Platform Services

Tucows' Platform Services include the following full-service platforms from Wavelo, including MONOS, ISOS, SM and our legacy Platypus ISP Billing software. Under each of these platforms there are a variety of solutions that support CSPs, including subscription and billing management, network orchestration and provisioning, and individual developer tools. Wavelo launched as a proven asset for CSPs, with EchoStar using Wavelo's MONOS software to drive additional value within its Digital Operator Platform. More recently, Ting Internet has also integrated Wavelo's ISOS and SM software to enable faster subscriber growth and footprint expansion. Wavelo's customers are billed monthly, on a postpaid basis. The monthly fees are variable, based on the volume of our customers' subscribers utilizing the platform during a given month, to which minimums may apply. Customers may also be billed fixed platform fees and granted fixed credits as part of the consideration for long-term contracts. Consideration received is allocated to platform services and bundled professional services and recognized as each service obligation is fulfilled. Any fixed fees for Wavelo are recognized into revenue evenly over the service period, while variable usage fees are recognized each month as they are consumed. Professional services revenue is recognized as the hours of professional services granted to the customer are used or expire. When consideration for these platform services is received before the service is delivered, the revenue is initially deferred and recognized only as the Company performs its obligation to provide services. Likewise, if platform services are delivered before the Company has the unconditional right to invoice the customer, revenue is recognized as a Contract Asset.

Other Professional Services

This revenue stream includes any other professional services earned in connection with the Wavelo business from the provision of standalone technology services development work. These are billed based on separate Statement of Work arrangements for bespoke feature development. The Company recognizes revenue at the point-in-time when the final acceptance criteria have been met.

Tucows Domains

Wholesale - Domain Services

Domain registration contracts, which can be purchased for terms of one to ten years, provide our resellers and retail registrant customers with the exclusive right to a personalized internet address from which to build an online presence. The Company enters into domain registration contracts in connection with each new, renewed and transferred-in domain registration. At the inception of the contract, the Company charges and collects the registration fee for the entire registration period. Although fees are collected upfront, revenue from domain registrations is recognized ratably over the registration period as the Company provides the customer with a domain registration service, which represents a distinct performance obligation satisfied over time. The registration period begins once the Company has confirmed that the requested domain name has been appropriately recorded in the registry under contractual performance standards.

Historically, our wholesale domain service has constituted the largest portion of our business and encompasses all of our services as an accredited registrar related to the registration, renewal, transfer and management of domain names. In addition, this service fuels other revenue categories as it often is the initial service for which a reseller will engage us, enabling us to follow on with other services and allowing us to add to our portfolio by purchasing names registered through us upon their expiration. We expect Domain services will continue to be the largest portion of our business and will continue to enable us to sell add-on services.

The Company is an ICANN accredited registrar. Thus, the Company is the primary obligor with our reseller and retail registrant customers and is responsible for the fulfillment of our registrar services to those parties. As a result, the Company reports revenue in the amount of the fees we receive directly from our reseller and retail registrant customers. Our reseller customers maintain the primary obligor relationship with their retail customers, establish pricing and retain credit risk to those customers. Accordingly, the Company does not recognize any revenue related to transactions between our reseller customers and their ultimate retail customers.

Wholesale – Value-Added Services

We derive revenue from domain related value-added services like digital certifications, WHOIS privacy and hosted email and by providing our resellers and retail registrant customers with tools and additional functionality to be used in conjunction with domain registrations. All domain-related value-added services are considered distinct performance obligations which transfer the promised service to the customer over the contracted term. Fees charged to customers for domain-related value-added services are collected at the inception of the contract, and revenue is recognized on a straight-line basis over the contracted term, consistent with the satisfaction of the performance obligations.

We also derive revenue from other value-added services, which primarily consists of proceeds from storefront and domain expiry streams.

Retail

We derive revenues mainly from Hover's retail properties through the sale of retail domain name registration and email services to individuals and small businesses. The retail segment includes the sale of the rights to its portfolio of surname domains used in connection with our RealNames email service and Linux hosting services for websites through our Exact Hosting brand.

Corporate and all other - Mobile services and eliminations

Although we still provide mobile telephony services to a small subset of customers retained through the Ting Mobile brand as part of the EchoStar Purchase Agreement executed in Fiscal 2020, this revenue stream no longer represents the Company's strategic focus going forward. Instead we have transitioned towards being a platform provider for CSPs globally via Wavelo. Retail telephony and transition services are not part of our reportable segments under ASC 280 Segment Reporting "ASC 280") and their results are presented as part of the All Other category.

Ting Mobile wireless usage contracts grant customers access to standard talk, text and data mobile services. Ting Mobile contracts are billed based on the customer's selected rate plan, which can either be usage-based or an unlimited plan. All rate plan options are charged to customers on a postpaid, monthly basis at the end of their billing cycle. All future revenues associated with the retail mobile services stream will only be for this subset of customers retained by the Company, as mentioned above. Ting Mobile services are primarily contracted through the Ting website, for one month at a time and contain no commitment to renew the contract following each customer's monthly billing cycle. The Company's billing cycle for all Ting Mobile customers is computed based on the customer's activation date. In order to recognize revenue as the Company satisfies its obligations, we compute the amount of revenues earned but not billed from the end of each billing cycle to the end of each reporting period. In addition, revenues associated with the sale of wireless devices and accessories are recognized when title and risk of loss is transferred to the customer and shipment has occurred. Incentive marketing credits given to customers are recorded as a reduction of revenue.

These mobile services revenue streams also include transitional services provided to EchoStar. These are billed monthly at set and established rates for services provided in period and include the provision of sales, marketing, order fulfillment, and data analytics related to the legacy customer base sold to EchoStar. The Company recognizes revenue as the Company satisfies its obligations to provide transitional services.

As a form of consideration for the sale of the customer relationships, the Company receives a payout on the margin associated with the legacy customer base sold to EchoStar, over a period of 10 years. This has been classified as Other Income and not considered revenue in Fiscal 2024 or 2025.

The following table presents our net revenues, by revenue source:

| (Dollar amounts in thousands of U.S. dollars) | Year ended December 31, | | | |
	2025		2024	
Ting:				
Fiber Internet Services	$	66,178	$	59,732
Construction services		2,044		-
Total Ting		68,222		59,732
Wavelo:				
Platform Services		47,623		39,824
Other professional services		-		37
Total Wavelo		47,623		39,861
Tucows Domains:				
Wholesale				
Domain Services		204,150		197,113
Value-Added Services		24,047		19,882
Total Wholesale		228,197		216,995
Retail		38,902		37,644
Total Tucows Domains		267,099		254,639
Corporate and all other*:				
Mobile Services and eliminations		7,356		8,043
	$	390,300	$	362,275
Increase over prior period	$	28,025		
Increase - percentage		8%		

*Corporate and all other includes revenues from Ting Mobile, corporate overhead functions, and other activities that do not meet the criteria for separate reportable segment disclosure under ASC 280. Ting Mobile is not managed as a separate reportable segment and is included within Corporate and all other for purposes of segment reporting. Intersegment revenues and expenses are eliminated in consolidation.

The following table presents our net revenues, by revenue source, as a percentage of total net revenues:

| | Year ended December 31, | |
	2025	2024
Ting:		
Fiber Internet Services	17%	16%
Construction services	1%	-
Total Ting	18%	16%
Wavelo:		
Platform Services	12%	11%
Other Professional Services	0%	0%
Total Wavelo	12%	11%
Tucows Domains:		
Wholesale		
Domain Services	52%	55%
Value-Added Services	6%	5%
Total Wholesale	58%	60%
Retail	10%	10%
Total Tucows Domains	68%	70%
Corporate and all other*:		
Mobile services and eliminations	2%	3%
	100%	100%

*Corporate and all other includes revenues from Ting Mobile, corporate overhead functions, and other activities that do not meet the criteria for separate reportable segment disclosure under ASC 280. Ting Mobile is not managed as a separate reportable segment and is included within Corporate and all other for purposes of segment reporting. Intersegment revenues and expenses are eliminated in consolidation.

Total net revenues for Fiscal 2025 increased by $28.0 million, or 8%, to $390.3 million compared to Fiscal 2024. The increase in net revenue was driven by revenues from Tucows Domains, Ting, and Wavelo; partially offset by a decline in revenues from Mobile Services and eliminations. The Tucows Domains segment increased $12.5 million in the current period primarily driven by passthrough pricing increases and strong expiry auction revenue performance. The Ting segment increased $8.5 million in the current period as a result of subscriber growth on our Fiber network across the United States. The Wavelo segment increased $7.8 million in the current period primarily driven by rate increases and subscriber growth. Mobile Services and eliminations decreased by $0.7 million attributable to increased intersegment revenues.

Contract liabilities at December 31, 2025 decreased by $3.9 million to $152.9 million from $156.8 million at December 31, 2024. The decrease was driven primarily by lower billings in Tucows Domains due to a decrease in domain names under management, and furthered by a small decrease in Wavelo as bundled professional services available in select customer contracts expired and were recognized into revenue. This was partially offset by an increase in Ting Internet with new construction in Laguna Woods Village, California, United States.

A customer, EchoStar, within our Wavelo segment accounted for 11.7% of total net revenue during the year ended December 31, 2025 and 10.7% of total net revenue during the year ended December 31, 2024. EchoStar accounted for 44% of total accounts receivable at December 31, 2025 and 56% of total accounts receivable at December 31, 2024. Though a significant portion of the Company's domain services revenues are prepaid by our customers, where the Company does collect receivables, management judgment is required at the time revenue is recorded to assess whether the collection of the resulting receivables is reasonably assured. On an ongoing basis, we assess the ability of our customers to make required payments. Our expected credit losses were $1.3 million and $0.9 million as of December 31, 2025 and at December 31, 2024, respectively. Based on this assessment, we expect the carrying amount of our outstanding receivables, net of expected credit losses, to be fully collected.

Ting

Ting generated $68.2 million in net revenue during Fiscal 2025, which increased by $8.5 million or 14% compared to Fiscal 2024. This growth is driven by continued subscriber growth across our Fiber network and small increases in average revenue per user ("ARPU") relative to Fiscal 2024, the continued growth of available serviceable addresses in Ting towns throughout the United States, and new construction in the Laguna Woods Village, California, United States.

As of December 31, 2025, Ting Internet had access to 126,000 owned infrastructure serviceable addresses, 109,000 partner infrastructure serviceable addresses and 54,000 active accounts under its management; compared to having access to 134,000 owned infrastructure serviceable addresses, 45,000 partner infrastructure serviceable addresses and 51,000 active accounts under its management as of December 31, 2024. These figures exclude any changes in serviceable addresses and accounts attributable to Simply Bits.

Wavelo

Platform Services

Wavelo's Platform services generated $47.6 million in net revenue during Fiscal 2025, which increased by $7.8 million or 19.6% compared to Fiscal 2024. The increase in Fiscal 2025 net revenue is driven primarily by incremental revenues from existing customers, EchoStar following contract renewal, Ting subscriber growth, as well as new customers. Wavelo revenues continue to benefit from our customers' own subscriber growth. Intersegment revenues earned by Wavelo for provision of services on the Wavelo platforms for Ting and Mobile Services are included in Wavelo's segment revenues for purposes of segment analysis, but are ultimately eliminated upon consolidation. The elimination impact is presented below in Corporate and all other - Mobile services and eliminations.

Other Professional Services

Wavelo's Other Professional Services net revenue decreased from less than $0.1 million in Fiscal 2024 to NIL million in Fiscal 2025. These revenues related to the provision of standalone technology services development for our CSP customers and are non-recurring and often one-time in nature, and accordingly can fluctuate period over period. These revenues depend on the volume (if any) and scope of standalone technology services development work our customers engage us to perform. In the current period, we performed no standalone professional services for our customers.

Tucows Domains

Wholesale - Domain Services

Wholesale Tucows Domains generated $204.2 million in net revenue during Fiscal 2025, which increased by $7.0 million or 4% compared to Fiscal 2024. Increases from Wholesale domain registrations were driven by various passthrough price increases from select registry cost increases since Fiscal 2024, as well as increased recognition of revenue previously deferred, offsetting the lower billings from the decrease in domain names under management.

Together, the OpenSRS, Enom, EPAG and Ascio Domain Services manage 21.5 million domain names under the Tucows, Enom, EPAG and Ascio ICANN registrar accreditations and for other registrars under their own accreditations. Domains under management has decreased by 3.0 million domain names, or 12%, since December 31, 2024, driven by some resellers migrating management of their domains in-house.

Wholesale - Value-Added Services

Wholesale value-added services generated $24.0 million in net revenue during Fiscal 2025, which increased by $4.2 million or 21% compared to Fiscal 2024. The increase in value-added service revenue was driven by strong expiry auction sales, slightly offset by a small decrease in certificates sales.

Retail

Retail domain services generated $38.9 million in net revenue during Fiscal 2025, which increased by $1.3 million or 3% compared to Fiscal 2024. The increase in retail revenue was primarily driven by passthrough price increases across domain name registrations and RealNames products in Fiscal 2025.

Corporate and all other - Mobile services and eliminations

Mobile Services and eliminations generated $7.4 million in net revenue during Fiscal 2025, which decreased by $0.7 million or 9% compared to Fiscal 2024. The decrease was driven by an increase in intersegment corporate eliminations of $0.6 million, primarily as a result of increased revenues associated with platform billing between Wavelo and Ting as well as Wavelo and Mobile Services. This was furthered by a decrease of less than $0.1 million associated with the mobile telephony services and device revenues from the small group of customers retained by the Company as part of the EchoStar Purchase Agreement. This decrease was primarily a result of the limited subscriber growth and plan mix shifting towards lower price point rate plans compared to Fiscal 2024.

COST OF REVENUES

Ting

Cost of revenues primarily includes the costs for provisioning high speed Internet access for Ting and its subsidiaries, Cedar and Simply Bits, which is comprised of network access fees paid to third-parties to use their network, leased circuit costs to directly support enterprise customers, the personnel and related expenses (excluding costs eligible for capitalization) for the physical planning, design, construction and build out of the physical Fiber network, as well as personnel and related expenses (excluding costs eligible for capitalization) for the installation, activation, repair, maintenance and overall field service delivery of the Ting business. Other costs include field vehicle expenses, and small sundry equipment and supplies consumed in building the Fiber network.

Cost of revenues for construction services relate to costs for the design, construction and installation of a fiber optic network for a specific customer contract. Control of the network infrastructure transfers to the customer as it is constructed.

Wavelo

Platform Services

Cost of revenues to provide the MONOS, ISOS and SM platforms, as well as our legacy Platypus ISP Billing software services including network access, provisioning and billing services for CSPs. This includes the amortization of any capitalized contract fulfillment costs over the period consistent with the pattern of transferring network access, provisioning and billing services to which the cost relates. Additionally, this includes any costs paid to third-party public cloud hosting or other service providers for customer specific platform deployment or delivery costs.

Other Professional Services

Cost of revenues to provide standalone technology services development work to our CSP customers to help support their businesses. This includes any personnel and contractor fees for any client service resources retained by the Company. Only a subset of the Company's employee base provides professional services to our customers. This cost reflects that group of resources.

Tucows Domains

Wholesale - Domain Services

Cost of revenues for domain registrations represents the amortization of registry and accreditation fees on a basis consistent with the recognition of revenues from our customers, namely ratably over the term of provision of the service. Registry fees, the primary component of cost of revenues, are paid in full when the domain is registered, and are initially recorded as prepaid domain registry fees. This accounting treatment reasonably approximates a recognition pattern that corresponds with the provision of the services during the period. Market development fund rebates, provided by registries as incentives for certain top-level domains, are reflected as a reduction to cost of goods sold in the month they are received.

Wholesale - Value-Added Services

Costs of revenues for value-added services include licensing and royalty costs related to the provisioning of certain components for hosted email and fees paid to third-party hosting services. Fees payable for trust certificates are amortized on a basis consistent with the provision of service, generally one year, while email hosting fees and monthly printing fees are included in cost of revenues in the month they are incurred.

Retail

Costs of revenues for our provision and management of Internet services through our retail site, Hover.com, include the amortization of registry fees on a basis consistent with the recognition of revenues from our customers, namely ratably over the term of provision of the service. Registry fees, the primary component of cost of revenues, are paid in full when the domain is registered, and are recorded as prepaid domain registry fees and are expensed ratably over the renewal term. Costs of revenues for our surname portfolio represent the amortization of registry fees for domains in our portfolio over the renewal period, which is generally one year, the value attributed under intangible assets to any domain name sold and any impairment charges that may arise from our assessment of our domain name intangible assets.

Corporate and all other - Mobile services and eliminations

Cost of revenues for retail mobile services includes the costs of provisioning mobile services, which is primarily our customers' voice, messaging, data usage provided by our MNO partner, and the costs of providing mobile phone hardware, which is the cost of mobile phone devices and SIM cards sold to our customers, order fulfillment related expenses, and inventory write-downs. Included in the costs of provisioning mobile services are any penalties associated with the minimum commitments with our MNO partner.

These mobile services costs also include the personnel and related costs of transitional services provided to EchoStar. These are billed monthly at set and established rates for services provided in period and include the provision of sales, marketing, customer support, order fulfillment, and data analytics related to the legacy customer base sold to EchoStar. The Company recognizes costs as the Company satisfies its obligations to provide professional services.

Network expenses

Network expenses include personnel and expenses related to platform and network site reliability engineering, network operations centers, IT infrastructure and supply chain teams that support our various business segments. It also includes the depreciation and any impairment charges of property and equipment related to our networks and platforms, amortization of any intangible assets related to our networks and platforms, communication and productivity tool costs, and equipment maintenance costs. Communication and productivity tool costs include collaboration, customer support, bandwidth, co-location and provisioning costs we incur to support the supply of all our services, across our segments.

The following table presents our cost of revenues, by revenue source:

(Dollar amounts in thousands of U.S. dollars)	Year ended December 31,			
		2025		2024
Ting:				
Fiber Internet Services	$	27,306	$	18,754
Construction services		1,016		-
Total Ting		28,322		18,754
Wavelo:				
Platform Services		1,111		1,248
Other Professional Services		-		25
Total Wavelo		1,111		1,273
Tucows Domains:				
Wholesale				
Domain Services		163,951		158,383
Value-Added Services		1,828		2,075
Total Wholesale		165,779		160,458
Retail		17,205		16,625
Total Tucows Domains		182,984		177,083
Corporate and all other*:				
Mobile services and eliminations		18,176		12,637
Network Expenses:				
Network, other costs		23,032		28,164
Network, depreciation and amortization costs		42,721		41,335
		65,753		69,499
	$	296,346	$	279,246
Increase over prior period	$	17,100		
Increase - percentage		6%		

*Corporate and all other includes cost of revenues from Ting Mobile, corporate overhead functions, and other activities that do not meet the criteria for separate reportable segment disclosure under ASC 280. Ting Mobile is not managed as a separate reportable segment and is included within Corporate and all other for purposes of segment reporting. Intersegment revenues and expenses are eliminated in consolidation.

The following table presents our cost of revenues, as a percentage of total cost of revenues for the periods presented:

	Year ended December 31,	
	2025	2024
Ting:		
Fiber Internet Services	9%	7%
Construction services	-	-
Total Ting	9%	7%
Wavelo:		
Platform Services	-	-
Other Professional Services	-	-
Total Wavelo	-	-
Tucows Domains:		
Wholesale		
Domain Services	56%	55%
Value-Added Services	1%	1%
Total Wholesale	57%	56%
Retail	6%	6%
Total Tucows Domains	63%	62%
Corporate and all other*:		
Mobile services and eliminations	6%	5%
Network Expenses:		
Network, other costs	8%	11%
Network, depreciation and amortization costs	14%	15%
	22%	26%
	100%	100%

*Corporate and all other includes cost of revenues from Ting Mobile, corporate overhead functions, and other activities that do not meet the criteria for separate reportable segment disclosure under ASC 280. Ting Mobile is not managed as a separate reportable segment and is included within Corporate and all other for purposes of segment reporting. Intersegment revenues and expenses are eliminated in consolidation.

Total cost of revenues for Fiscal 2025 increased by $17.1 million, or 6%, to $296.3 million, from $279.2 million in Fiscal 2024. The increase in cost of revenues was driven by increases across Ting, Tucows Domains, and Mobile Services and eliminations by $9.6 million, $5.9 million, and $5.5 million, respectively. The increase in Ting of $9.6 million was largely driven by a $3.0 million one-time Ting lease accounting adjustment, as well as lease accounting impacts of the Memphis network lease and construction contract costs in Laguna Woods Village, both of which are new in Fiscal 2025, and cost of revenues associated with growth in active subscribers. The increase in Tucows Domains of $5.9 million was primarily a result of cost increases from select registries through the current period. The increase in Mobile Services and eliminations of $5.5 million was primarily a result of escalating MNO minimums and plan mix changes in the current period. These increases were partially offset by decreases across Network Expenses and Wavelo of $3.7 million and $0.2 million, respectively. The decrease in Network Expenses of $3.7 million was primarily driven by decreased people costs following the February 2024 Workforce Reduction and 2024 Capital Efficiency Plan and other restructuring efforts, as well as a decrease in colocation fees following the closure of one colocation data center; partially offset by an increase in depreciation costs. The slight decrease in Wavelo of $0.2 million was primarily driven by the savings in customer-specific public cloud hosting costs; partially offset by recognition of labor costs to deliver bundled professional services with EchoStar.

Deferred costs of fulfillment as of December 31, 2025 decreased by $4.0 million, or 3%, to $113.0 million from $117.0 million at December 31, 2024. This decrease was driven by Tucows Domains with a decrease of $5.2 million from the decrease in current period billings as a result of a decrease in domain names under management, consistent with the decrease in contract liabilities discussed above. This decrease was partially offset by an increase in Ting of $1.2 million related to Laguna Woods Village, California, United States construction contract costs.

Ting

In Fiscal 2025, costs related to provisioning high speed Internet access for customers of Ting and its subsidiaries, Cedar and Simply Bits, increased by $9.6 million, or 51%, to $28.3 million as compared to $18.8 million during Fiscal 2024. This increase was primarily driven by a $3.0 million one-time lease accounting adjustments to true up lease expense for three partner network leases, lease accounting impacts of the Memphis network lease, and the Laguna Woods Village construction contract costs, with the remaining variance driven by the subscriber and serviceable address growth across our Fiber network, consistent with the discussion in the Net Revenue section above.

Wavelo

Platform Services

Cost of revenues from Wavelo Platform Services for Fiscal 2025 decreased by $0.1 million, or 11%, to $1.1 million from $1.2 million in Fiscal 2024. This decrease was driven by savings in customer specific public cloud hosting costs, and partially offset by recognition of labor costs to deliver bundled professional services with EchoStar.

Other Professional Services

Cost of revenues from Other Professional Services for Fiscal 2025 decreased from less than $0.1 million in Fiscal 2024 to NIL million in the current period. Cost of revenues to provide other professional services change depending on the nature and scope of work we are engaged to perform for our customers for select statements of work. These cost of revenues depend on the volume (if any) and scope of standalone technology services development work our customers engage us to perform. In the current period, we performed no standalone professional services for our customers. The decrease is aligned to the decrease in Net Revenues from other professional services discussed above.

Domain Services

Wholesale - Domain Services

Costs for Wholesale domain services for Fiscal 2025 increased by $5.6 million, or 4%, to $164.0 million as compared to $158.4 million in Fiscal 2024. Increases from Wholesale domain services were primarily driven by various registry gTLD cost increases since Fiscal 2024, as well as increased recognition of costs previously deferred, driven by lower billings due to a decrease in domain names under management. The increase is aligned to the increase in Net Revenues discussed above.

Wholesale - Value-Added Services

Costs for wholesale value-added services for Fiscal 2025 decreased by $0.2 million, or 12%, to $1.8 million as compared to $2.1 million in Fiscal 2024. This decrease was driven by the slight decrease in certificates sales, aligned to the discussion in Net Revenues above.

Retail

Costs for retail domain services for Fiscal 2025 increased by $0.6 million, or 3%, to $17.2 million as compared to $16.6 million in Fiscal 2024. Increases were driven by various registry gTLD cost increases.

Corporate and all other - Mobile services and eliminations

Cost of revenues from Mobile Services and Eliminations for Fiscal 2025 increased by $5.5 million, or 44%, to $18.2 million as compared to $12.6 million in Fiscal 2024. The increase is primarily driven by increased costs associated with mobile telephony services from the small group of customers retained by the Company as part of the EchoStar Purchase Agreement due to escalating MNO minimum commitments, and to a lesser extent changes in usage patterns. The Company incurred $4.5 million of penalties associated with the MNO minimum commitment shortfall in Fiscal 2025, as compared to $1.8 million in Fiscal 2024. The Company expects to incur penalties through January 2026, at which point the initial term of the contract is complete. The contract will automatically continue month-to-month thereafter, with no expected penalties in the month-to-month arrangement. This was partially offset by a decrease in transitional services costs provided to EchoStar in connection with the legacy Ting Mobile customer base, consistent with the above discussion around Net Revenues.

Network Expenses

Network costs for Fiscal 2025 decreased by $3.7 million, or 5% to $65.8 million as compared to $69.5 million in Fiscal 2024. The current period decrease was primarily driven by $4.5 million in personnel related cost savings resulting from the 2024 February Workforce Reduction and the 2024 Capital Efficiency Plan, executed in October 2024, as well as other restructuring efforts. This was furthered by a $0.9 million decrease in colocation fees following the closure of one colocation data center, and a $0.6 million decrease in impairment (for a total of $0.8 million of impairment in Fiscal 2025, related to obsolete and damaged materials and supplies held for capital projects). These decreases were offset by an increase in network depreciation of $1.4 million.

SALES AND MARKETING

Sales and marketing expenses consist primarily of personnel costs. These costs include commissions and related expenses of our sales, product management, public relations, call center, support and marketing personnel. Other sales and marketing expenses include customer acquisition costs, advertising and other promotional costs.

(Dollar amounts in thousands of U.S. dollars)	Year ended December 31,	
	2025	2024
Sales and marketing	$ 48,381	$ 59,382
Decrease over prior period	$ (11,001)	
Decrease - percentage	(19)%	
Percentage of net revenues	12%	16%

Sales and marketing expenses for Fiscal 2025 decreased by $11.0 million, or 19%, to $48.4 million as compared to Fiscal 2024. The decrease was primarily driven by reduced personnel costs following the 2024 February Workforce Reduction and the 2024 Capital Efficiency Plan, as well as Ting's reduced marketing and customer acquisition spend as the segment looks to measure and optimize channel spending. This decrease was also furthered by reduced Ting facilities expenses (reclassified to General & Administrative in Fiscal 2025 on a prospective basis).

Excluding movements in exchange rates and the unknown outcome of the process to review strategic alternatives for the Ting business, we expect sales and marketing expenses for Fiscal 2026, for the Tucows businesses excluding Ting to increase in absolute dollars, as we adjust our marketing programs to facilitate the continued expansion of our operations. If the Ting strategic process does not result in a successful transaction, or if it is delayed or abandoned, Ting would be required to implement significant operational changes to preserve liquidity which could include substantial reductions in operating expenses, including further reduction to sales and marketing expenses.

TECHNICAL OPERATIONS AND DEVELOPMENT

Technical operations and development expenses consist primarily of personnel costs and related expenses required to support the development of new or enhanced service offerings and the maintenance and upgrading of existing infrastructure. This includes expenses incurred in the research, design and development of technology that we use to register domain names, provide Wavelo's platform services, provide Ting's Internet Services, email, retail, domain portfolio and other Internet services. All technical operations and development costs are expensed as incurred, unless eligible for capitalization as internal use software.

(Dollar amounts in thousands of U.S. dollars)	Year ended December 31,	
	2025	2024
Technical operations and development	$ 17,813	$ 18,627
Decrease over prior period	$ (814)	
Decrease - percentage	(4)%	
Percentage of net revenues	5%	5%

Technical operations and development expenses for Fiscal 2025 decreased by $0.8 million, or 4%, to $17.8 million as compared to Fiscal 2024. The decrease was primarily driven by reduced personnel costs following the 2024 Capital Efficiency Plan, as well as reduced contracted services spending for tools, systems, and labor to support the technical operations and development of our systems and platforms.

Excluding movements in exchange rates and the unknown outcome of the process to review strategic alternatives for the Ting business, we expect technical operations and development expenses for Fiscal 2026 for the Tucows businesses excluding Ting to increase in absolute dollars, as we adjust our technical programs to facilitate the continued expansion of our operations. If the Ting strategic process does not result in a successful transaction, or if it is delayed or abandoned, Ting would be required to implement significant operational changes to preserve liquidity which could include substantial reductions in operating expenses, including further reduction to technical operations and development expenses.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist primarily of compensation and related costs for managerial and administrative personnel, fees for professional services, public listing expenses, rent, foreign exchange and other general corporate expenses.

(Dollar amounts in thousands of U.S. dollars)	Year ended December 31,	
	2025	2024
General and administrative	$ 42,875	$ 37,068
Increase over prior period	$ 5,807	
Increase - percentage	16%	
Percentage of net revenues	11%	10%

General and administrative expenses for Fiscal 2025 increased by $5.8 million, or 16%, to $42.9 million as compared to Fiscal 2024. The increase was primarily driven by Ting facilities expenses (reclassified from Sales and Marketing in Fiscal 2025 on a prospective basis), leadership severance costs, and increased miscellaneous costs to support general and administrative functions. These increases were partially offset by some personnel savings relating to the 2024 February Workforce Reduction and the 2024 Capital Efficiency Plan and lower professional services fees incurred in the current period.

Excluding movements in exchange rates and the unknown outcome of the process to review strategic alternatives for the Ting business to address its ongoing liquidity requirements, we expect general and administrative expenses for Fiscal 2026 for the Tucows businesses excluding Ting to increase in absolute dollars, as we adjust our general & administrative spending to facilitate the continued expansion of our operations. If the Ting strategic process does not result in a successful transaction, or if it is delayed or abandoned, Ting would be required to implement significant operational changes to preserve liquidity which could include substantial reductions in operating expenses, including further reduction to general and administrative expenses.

IMPAIRMENT AND RESTRUCTURING

(Dollar amounts in thousands of U.S. dollars)	For the Year Ended			
	2025		2024	
Impairment of property and equipment	$	10,724	$	17,726
Restructuring charges		-		10,954
Decrease over prior period		(17,956)		
Decrease - percentage		63%		
Percentage of net revenues		3%		8%

Impairment and restructuring decreased by $18.0 million, or 63%, to $10.7 million as compared to Fiscal 2024.

During Fiscal 2025, the Company recorded an impairment loss of $10.7 million primarily related to abandoned materials and supplies held for capital projects, as well as impairment of right-of-use operating lease assets. This is down from Fiscal 2024, where the Company recorded an impairment loss of $17.7 million related to assets under construction and materials and supplies held for capital projects. These assets were deemed no longer necessary for future operations following the implementation of the 2024 Capital Efficiency Plan, which included the decision to cease new market expansions in select Ting markets.

During the year ended December 31, 2024, the Company also incurred $11.0 million in one-time costs related to both the February 2024 Workforce Reduction and the 2024 Capital Efficiency Plan restructurings, which were both accounted for under *ASC 420 - Exit or Disposal Cost Obligations.* These costs associated with the February 2024 Workforce Reduction and 2024 Capital Efficiency Plan predominantly consisted of termination benefits for the terminated employees associated with the restructuring, continuation of benefits, outplacement costs, and professional services. No such restructuring charges or events were incurred in Fiscal 2025.

DEPRECIATION OF PROPERTY AND EQUIPMENT

(Dollar amounts in thousands of U.S. dollars)	Year ended December 31,			
	2025		2024	
Depreciation of property and equipment	$	321	$	451
Decrease over prior period	$	(130)		
Decrease - percentage		(29)%		
Percentage of net revenues		-%		-%

Depreciation costs for Fiscal 2025 decreased by $0.1 million to $0.3 million as compared to Fiscal 2024. The slight decrease was due to lower additions to property and equipment in Fiscal 2025 while additions from prior years became fully depreciated.

AMORTIZATION OF INTANGIBLE ASSETS

(Dollar amounts in thousands of U.S. dollars)	Year ended December 31,			
	2025		2024	
Amortization of intangible assets	$	3,205	$	3,834
Decrease over prior period	$	(629)		
Decrease - percentage		(16)%		
Percentage of net revenues		1%		1%

Amortization of intangible assets for Fiscal 2025 decreased by $0.6 million, or 16%, to $3.2 million as compared to Fiscal 2024. This decrease was driven by the completed amortization of Tucows Delaware brand assets acquired in Fiscal 2005, which was completed in March 2025. The decrease was furthered by the completed amortization of customer relationships associated with the Company's Fiscal 2017 acquisition of Enom, which was completed in January 2024, as well as disposition of select customer relationship assets in Cedar Networks, acquired in Fiscal 2020.

Network rights, brand and customer relationships acquired in connection with the following acquisitions are amortized on a straight-line basis over a range of two to seven years: Enom in January 2017, Ascio in March 2019, Cedar in January 2020 and Simply Bits in November 2021.

GAIN ON DISPOSITION OF PROPERTY AND EQUIPMENT

(Dollar amounts in thousands of U.S. dollars)	Year ended December 31,			
	2025		**2024**	
Gain on disposition of property and equipment	$	(5,882)	$	-
Decrease over prior period	$	(5,882)		
Decrease - percentage		N/A%		
Percentage of net revenues		(2)%		-%

During Fiscal 2025, the Company recorded gains on disposition of property and equipment of $5.9 million. This was primarily driven by a $5.1 million gain related to the sale of Ting assets under construction and materials and supplies held for capital projects, and furthered by a $0.4 million gain on Ting vehicle sales. There were no such dispositions in Fiscal 2024.

OTHER INCOME (EXPENSES)

(Dollar amounts in thousands of U.S. dollars)	Year ended December 31,			
	2025		**2024**	
Other income (expense), net	$	(43,827)	$	(36,861)
Increase over prior period	$	(6,966)		
Increase - percentage		(19)%		
Percentage of net revenues		11%		10%

Other income (expense) decreased by $7.0 million when compared to Fiscal 2024. The decrease in income was primarily driven by higher net interest expense, lower income earned on sale of Transferred Assets to EchoStar (as defined in "Note 17. Other Income (Expenses)" to the Consolidated Financial Statements), and lower other income. Net interest expense increased by $4.0 million, driven by the inclusion of $2.6 million interest expense associated with the 2023 and 2024 Term Notes, a $1.9 million increase due to lower interest expense capitalization associated with Fiber network assets under construction, a $1.2 million increase due to reduced money market fund interest income from falling interest rates, and a $1.0 million increase in interest expense associated with the Unit Purchase Agreement with Generate; partially offset by a $2.8 million decrease in interest expense related to the Credit Facility for the Tucows businesses excluding Ting due to the reduction in outstanding principal balance. Other Income decreased by $2.3 million due to a decrease in income earned on the sale of transferred assets to EchoStar as a result of normal churn, as expected. Other income also decreased by $0.6 million driven by the share of the current period impact in the Orange Domains equity-method investment.

INCOME TAXES

The following table presents our provision for income taxes for the periods presented:

(Dollar amounts in thousands of U.S. dollars)	Year ended December 31,			
	2025		**2024**	
Provision for income taxes	$	8,509	$	7,986
Increase in provision over prior period	$	(523)		
Increase - percentage		7%		
Effective tax rate		(13)%		(8)%

Income taxes increased by $0.5 million and the effective tax rate, expressed as a percentage of the loss before provision for income taxes, changed from (8%) for the year ended December 31, 2024 to (13%) for the year ended December 31, 2025.

For the year ended December 31, 2025, we recorded an income tax expense of $8.5 million (2024 - $8.0 million). Our effective tax rate for the year ended December 31, 2025 of (13%) differs from the federal statutory income tax rate of 21%, primarily due to a net increase in the valuation allowances related to deferred taxes and tax owing on foreign earnings.

A reconciliation of the federal statutory income tax rate to our effective tax rate is set forth in "Note 9. Income Taxes" to the Consolidated Financial Statements.

ADJUSTED EBITDA

We believe that the provision of this non-GAAP measure allows investors to evaluate the operational and financial performance of our core business using similar evaluation measures to those used by management. We use Adjusted EBITDA to measure our performance and prepare our budgets. Since Adjusted EBITDA is a non-GAAP financial performance measure, our calculation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies; and should not be considered in isolation, as a substitute for, or superior to measures of financial performance prepared in accordance with GAAP. Because Adjusted EBITDA is calculated before recurring cash charges, including interest expense and taxes, and is not adjusted for capital expenditures or other recurring cash requirements of the business, it should not be considered as a liquidity measure. For liquidity measures, see the Consolidated Statements of Cash Flows and the "Liquidity and Capital Resources" section below. Non-GAAP financial measures do not reflect a comprehensive system of accounting and may differ from non-GAAP financial measures with the same or similar captions that are used by other companies and/or analysts and may differ from period to period. We endeavor to compensate for these limitations by providing the relevant disclosure of the items excluded in the calculation of Adjusted EBITDA to net income based on GAAP, which should be considered when evaluating the Company's results. Tucows strongly encourages investors to review its financial information in its entirety and not to rely on a single financial measure.

Our Adjusted EBITDA definition excludes provision for income tax, depreciation, amortization of intangible assets, asset impairment, interest expense (net), loss on debt extinguishment, accretion of contingent liabilities, stock-based compensation, gains and losses from unrealized foreign currency transactions, and costs that are one-time in nature and not indicative of ongoing performance (profitability), including acquisition and transition costs. Gains and losses from unrealized foreign currency transactions removes the unrealized effect of the change in the mark-to-market values on outstanding foreign currency contracts not designated in accounting hedges, as well as the unrealized effect from the translation of monetary accounts denominated in non-U.S. dollars to U.S. dollars.

The following table reconciles net income to Adjusted EBITDA:

Reconciliation of Net Loss to Adjusted EBITDA (In Thousands of U.S. Dollars)	Twelve months ended December 31,		
	2025	2024	2023
Net Loss for the period	$ (75,819)	$ (109,860)	$ (96,197)
Less:			
Provision for income taxes	8,509	7,986	(6,873)
Depreciation of property and equipment	41,580	40,323	36,431
Impairment of property and equipment	11,533	19,167	4,822
Loss (gain) on disposition of property and equipment	(5,882)	-	-
Amortization of intangible assets	4,667	5,297	10,829
Interest expense, net	55,274	51,275	41,771
Loss on debt extinguishment	-	-	14,680
Accretion of contingent liability	-	-	-
Stock-based compensation	7,139	7,021	8,134
Unrealized loss (gain) on change in fair value of foreign currency forward contracts	-	-	-
Unrealized loss (gain) on foreign exchange revaluation of foreign denominated monetary assets and liabilities	(391)	(168)	(62)
Acquisition and other costs[1]	3,988	13,876	1,916
Adjusted EBITDA	$ 50,598	$ 34,917	$ 15,451

[1] Acquisition and other costs represent transaction-related expenses and transitional expenses. Expenses include severance or transitional costs associated with department, operational or overall company restructuring efforts, including geographic alignments.

Adjusted EBITDA for the year ended December 31, 2025 increased by $15.7 million, or 45% to $50.6 million when compared to the year ended December 31, 2024. The increase in Adjusted EBITDA was primarily driven by the Ting, Tucows Domains, and Wavelo segments. Adjusted EBITDA attributable to the Ting segment, which excludes the restructuring impacts of the February 2024 Workforce Reduction and 2024 Capital Efficiency Plan, improved by $16.3 million, primarily driven by subscriber growth across the markets we serve, recognition of previously deferred contract liabilities for new construction, the reduction in spend across sales and marketing activities, and reduced personnel costs due to the savings realized from the execution of the 2024 Capital Efficiency Plan, and to a lesser extent, the February 2024 Workforce Reduction. Adjusted EBITDA attributable to the Tucows Domains segment increased by $4.3 million from strong expiry and wholesale results through the current period. Adjusted EBITDA attributable to the Wavelo segment increased $3.7 million, primarily driven by the recognition of incremental revenues from both existing and new customers. These increases in Adjusted EBITDA were partially offset by a decrease in Mobile Services and eliminations contribution of $8.6 million, primarily from increasing MNO minimum purchase obligation related penalties and a decrease in income earned on sale of Transferred Assets to EchoStar; partially offset by reduced personnel costs with the execution of the 2024 Capital Efficiency Plan.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2025, our cash and cash equivalents balance decreased $10.1 million, restricted cash included in funds held by trustee increased by $0.7 million, and our secured notes reserve funds balance increased by $0.5 million, respectively, when compared to December 31, 2024. The decrease in our cash balance was primarily driven by $5.8 million from cash used in operating activities, $5.0 million related to the repayment of the 2023 Credit Facility, $0.4 million in financing costs related to the extension of the 2023 Credit Facility, $17.1 million for additions to property and equipment, and $0.2 million related to the acquisition of intangible assets. These uses of cash were partially offset by $19.5 million proceeds on disposal of property and equipment.

As of December 31, 2025, our total current liabilities increased by $130.6 million to $330.4 million when compared to December 31, 2024.

This was primarily the result of the reclassification of the redeemable preferred units of $137.0M to current liabilities following the Return Breach and Trigger Event asserted by Generate in December 2025 as outlined in "Note 13. Redeemable Preferred Units" to the Consolidated Financial Statements. This reclassification reflects the possibility that Generate could make a Redemption Request; however, as of the date of this report, no such request has been submitted. Ting operates as a bankruptcy-remote subsidiary, and its indebtedness has no recourse to Tucows Inc. or its other subsidiaries.

Contract liabilities, current portion, decreased $4.1 million to $131.6 million. Contract liabilities represent amounts billed to customers in advance for domain registrations and other services that will be recognized as revenue over future service periods. Associated deferred costs of fulfillment, current portion are presented in current assets and similarly decreased by $4.3 million to $97.2 million.

Excluding these amounts, total current liabilities decreased by $2.3 million to $61.9 million, driven by a $1.2 million decrease in our foreign currency derivative liability associated with our foreign currency hedge, and other working capital movements.

2024 Ting Securitized Financing Facility

On August 20, 2024, the Company through its wholly owned subsidiaries, including Ting, entered into a definitive agreement relating to a securitized financing facility related to a privately placed securitized transaction. On the closing date, Ting issued (i) $55,000,000 of its 5.63% Secured Fiber Revenue Notes, Series 2024-1, Class A-2 (the "2024 Class A-2 Notes"), (ii) $8,000,000 of its 6.85% Secured Fiber Revenue Notes, Series 2024-1, Class B (the "2024 Class B Notes") and (iii) $16,000,000 initial principal amount of 9.15% Secured Fiber Revenue Notes, Series 2024-1, Class C (the "2024 Class C Notes" and together with the 2024 Class A-2 Notes and the 2024 Class B Notes, the "2024 Term Notes").

The offering was exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). Subject to certain limitations, the 2024 Notes are secured by certain of the Company's revenue-generating assets, consisting principally of the Securitized Assets, that are owned by certain other limited-purpose, bankruptcy-remote, wholly owned indirect subsidiaries of the Company (collectively, the "Securitization Entities") that act as guarantors under the Base Indenture.

The 2024 Term Notes were issued under the Base Indenture, dated as of May 4, 2023 (as supplemented by the Base Indenture Supplement No. 1, dated as of November 10, 2023), by and between the Issuer, the asset parties party thereto and Citibank, N.A., as trustee (in such capacity, the "Indenture Trustee") and securities intermediary and a series supplement to the Base Indenture dated as of the Closing Date (the "Series 2024-1 Supplement"), by and among the Issuer, the asset parties party thereto and the Indenture Trustee. The Base Indenture and the Series 2024-1 Supplement will allow the Issuer to issue additional series of notes in the future, subject to certain conditions set forth therein.

Interest payments on the 2024 Term Notes are payable on a monthly basis. The legal final maturity date of the 2024 Term Notes is in August of 2054, but, unless earlier prepaid to the extent permitted under the Indenture, the anticipated repayment date of the 2024 Term Notes will be in August 2029. If the Issuer has not repaid or refinanced the 2024 Term Notes prior to the anticipated repayment date, additional interest will accrue on the 2024 Term Notes in an amount equal to the greater of (A) 5.00% per annum and (B) a per annum interest rate equal to the excess, if any, by which the sum of the following exceeds the original interest rate of such 2024 Term Note (i) the yield to maturity (adjusted to a "mortgage equivalent basis" pursuant to the standards and practices of the Securities Industry and Financial Markets Association) on such anticipated repayment date of the United States Treasury Security having a term closest to 10 years, plus (ii) 5.00%, plus (iii) for the 2024 Class A-2 Notes, 2.00% ,for the 2024 Class B Notes, 3.25%, for the 2024 Class C Notes, 7.00%. Please see the discussion in the Material Cash Requirements section below.

2023 Credit Facility

On September 22, 2023, the Company and its wholly owned subsidiaries, Tucows.com Co., Ting Inc., Tucows (Delaware) Inc., Wavelo, Inc. and Tucows (Emerald), LLC (each, a "Borrower" and together, the "Borrowers") and certain other subsidiaries of the Company, as guarantors, entered into the 2023 Credit Agreement (the "2023 Credit Facility") with Bank of Montreal, as administrative agent ("BMO" or the "Agent"), and the lenders party thereto, to, among other things, provide the Borrowers with the

2023 Credit Facility in an aggregate amount not to exceed $240 million. The Borrowers may request an increase to the 2023 Credit Facility through new commitments of up to $60M if the Total Funded Debt to Adjusted EBITDA Ratio (as defined in the 2023 Credit Agreement) is less than 3.75:1.00. The Credit Facility was originally due to expire on September 22, 2026.

On September 8, 2025, the Borrowers entered into a one-year Extension Agreement (the "Extension Agreement"). The Extension Agreement extends the term of the 2023 Credit Agreement through September 22, 2027. The material terms of the 2023 Credit Agreement remain unchanged; however, the Extension Agreement amends certain definitions relating to the treatment of specified expenses in the calculation of Adjusted EBITDA for purposes of the Total Funded Debt to Adjusted EBITDA Ratio financial covenant. In connection with the Extension Agreement, the Company incurred $0.4 million of fees paid to the Lenders. These fees have been reflected as reduction to the carrying amount of the loan payable and will be amortized over the extended term to September 2027.

The 2023 Credit Agreement contains customary representations and warranties, affirmative and negative covenants, and events of default. The 2023 Credit Agreement requires that the Company comply with certain customary non-financial covenants and restrictions. In addition, the Company has agreed to comply with the following financial covenants: (1) a leverage ratio by maintaining at all times a Total Funded Debt to Adjusted EBITDA Ratio of not more than 3.75:1:00; and (2) an interest coverage ratio by maintaining as of the end of each rolling four financial quarter period, an Interest Coverage Ratio (as defined in the 2023 Credit Agreement) of not less than 3.00:1.00. As of December 31, 2025, the Company's leverage ratio was 3.12:1.00 and Interest Coverage Ratio was 4.17:1.00.

During Fiscal 2025, the Company made net repayments of $5.0 million towards the 2023 Credit Facility. The Company ended December 31, 2025 with a remaining principal balance of $190.4 million, for which the required repayment is due in 2027.

As of December 31, 2025, the Company held contracts in the amount of $27.2 million with BMO to trade U.S. dollars in exchange for Canadian dollars under an uncommitted treasury risk management facility which assists the Company with hedging Canadian dollar exposures. Please see the discussion in the Material Cash Requirements section below.

Cash Flow from Operating Activities

Year ended December 31, 2025

Net cash outflows from operating activities during Fiscal 2025 totaled $5.8 million, compared to net cash outflows of $19.7 million in the prior year, reflecting a 71% decrease. Net loss was $75.8 million, and included non-cash charges and recoveries of $77.9 million including depreciation and amortization, accretion of redeemable preferred units, impairment of property and equipment, stock-based compensation, loss (gain) on disposal of assets, amortization of debt discount and issuance costs, and deferred income taxes (recovery). This was offset by changes in our working capital, which resulted in a net cash outflow of $15.3 million from cash utilization of $19.2 million driven by prepaid expenses and deposits, accounts payable and accrued liabilities, contract liabilities and accounts receivable; partially offset by positive contributions of $3.9 million from movements in deferred costs of fulfillment. This impact was partially offset by changes from other operating assets and liabilities of $7.5 million, including changes in contract assets, inventory, income taxes recoverable, customer deposits and accreditation fees payable.

Cash Flow from Financing Activities

Year ended December 31, 2025

Net cash outflows from financing activities during Fiscal 2025 totaled $5.4 million, compared to net cash inflows of $44.5 million in the prior year, reflecting a $49.9 million year-over-year change. Total cash outflows were driven by $5.0 million related to the repayment of the syndicate revolver and $0.4 million related to the syndicate revolver issued. These were partially offset cash inflows of less than $0.1 million from proceeds received on exercise of stock options.

Cash Flow from Investing Activities

Year ended December 31, 2025

Net cash inflows from investing activities during the Fiscal 2025 totaled $2.2 million, compared to net cash outflows of $56.5 million in the prior year, reflecting a $58.7 million year-over-year change. Total cash inflows were driven by $19.5 million of proceeds on disposal of property and equipment. These were offset by $17.1 million cash outflows related to the investment in property and equipment, primarily to support the continued expansion of our Ting Internet Fiber network footprints in Colorado, North Carolina, and California, as well as $0.2 million for the acquisition of other intangible assets.

Material Cash Requirements

At December 31, 2025, the Company's cash and cash equivalents, restricted cash and secured notes reserve funds balances totaled $64.2 million, of which $41.3 million belonged to Ting and $22.9 million belonged to the other Tucows businesses. Of the $41.3 million which belonged to Ting, $5.3 million is restricted cash and $12.2 million is restricted cash in secured notes reserve funds.

In our 2024 Annual Report, we disclosed our material cash requirements of both the Ting segment as well as the other segments excluding Ting. As of December 31, 2025, other than the items mentioned below, there have been no other material changes to our material cash requirements outside the ordinary course of business.

Ting

As of December 31, 2025, the balance owing on the Unit Purchase Agreement was $137.0 million ("Note 13. Redeemable Preferred Units" to the Consolidated Financial Statements). On May 4, 2023, Tucows, through its indirect and wholly owned subsidiaries, including Ting Fiber, LLC entered into a definitive agreement relating to a securitized financing facility where Ting Issuer LLC, a Delaware limited liability company, issued the 2023 Term Notes for a total value of $238.5 million and 2024 Term Notes for a total value of $63.0 million ("Note 8. Notes Payable" to the Consolidated Financial Statements).

As of December 31, 2025, Ting had not paid the preferred return due under the Unit Purchase Agreement to Generate for three consecutive quarters amounting to $14.7 million in the aggregate. The unpaid interest for these quarters has been treated as payment-in-kind ("PIK") and added to the outstanding balance of the redeemable preferred units. On December 1, 2025, Ting received written notice from Generate asserting that a Return Breach and a Trigger Event had occurred as a result of Ting's failure to pay quarterly preferred return for two consecutive quarters, and Generate reserved its rights to pursue certain remedies as described in "Note 13. Redeemable preferred units" to the Consolidated Financial Statements.

Ting undertook workforce reductions on February 7, 2024 and October 30, 2024, which aimed to reduce Ting's workforce by 13% and 42%, respectively. Both plans were designed to lower year-over-year operating expenses by streamlining operations, reducing capital activities and reducing operating expenses within the Ting operating segment.

Ting incurred a net loss of $89.8 million and $121.7 million for the year ended December 31, 2025 and the year ended December 31, 2024, respectively. At December 31, 2025, Ting had $23.8 million in unrestricted cash and cash equivalents, $3.6 million in accounts receivable, $1.2 million in accounts payable and $8.7 million in accrued liabilities. At December 31, 2025, Ting's long-term liabilities included $291.6 million payable on the 2023 and 2024 Term Notes. Ting's current liabilities included $137.0 million payable on the Redeemable Preferred Units. Ting incurred an operating cash flow deficit of $32.2 million and $49.9 million for the year ended December 31, 2025 and the year ended December 31, 2024, respectively. Ting has scheduled interest payments of $20.1 million in the twelve months following December 31, 2025.

Given the ongoing capital needs of Ting, the Company commenced a process to review strategic alternatives for the Ting business during 2025. Ting may not be able to meet its financial obligations over the twelve months following the issuance of this Annual Report without additional financing. Ting has historically relied on the proceeds from its Redeemable Preferred Units as well as its 2023 and 2024 Term Notes to fund its operations and the expansion of the Ting Fiber Internet footprint. Ting currently has limited capacity to expand its borrowings under the Base Indenture. Ting's ability to obtain additional financing if required will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. If we are unable to raise additional capital when required or on acceptable terms or complete a sale transaction, we may have to consider other alternatives to raise capital or significantly restrict our operations or obtain funds by entering into agreements on unattractive terms, which would likely have a material adverse effect on our business, stock price and our relationships with third parties with whom we have business relationships, at least until additional funding is obtained, and which could result in additional dilution to our stockholders. If we do not have sufficient funds to continue operations, Ting could be required to seek bankruptcy protection or other alternatives that would likely result in our stockholders losing some or all of their investment in us. Any such bankruptcy of Ting would not trigger cross-defaults under the 2023 Credit Facility. Ting operates as a bankruptcy-remote entity and its debt has no recourse to the Company. Accordingly, the Company's direct financial exposure to Ting is limited to certain employee severance and termination benefits, contractual guarantees, termination or exit costs, and professional service and advisory fees associated with services provided at the corporate level, as disclosed in "Note 19. Commitments and Contingencies" to the Consolidated Financial Statements.

Tucows Businesses Excluding Ting

Tucows businesses excluding Ting, acquisitions and capital investments have been funded by the Company's operating income and the Company's existing 2023 Credit Agreement. As of December 31, 2025, the Company's 2023 Credit Facility had an outstanding balance of $190.4 million. Tucows businesses excluding Ting make principal repayments from time to time.

For Fiscal 2026, the Company plans to fund the cash requirements of Tucows businesses excluding Ting solely through operating income, while making discretionary loan repayments to create greater operating flexibility and access to additional financing.

In the long-term, Tucows businesses excluding Ting may seek additional financing to accelerate the growth of our Tucows Domains or Wavelo businesses, repurchase shares or future acquisitions. The Company's 2023 Credit Facility, which was renewed in 2025, expires on September 22, 2027 and the Company will be required to refinance the 2023 Credit Facility once it becomes due.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We develop products in Canada and sell these services in North America and Europe. Our sales are primarily made in U.S. dollars, while a major portion of our expenses are incurred in Canadian dollars. Our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Our interest income is sensitive to changes in the general level of Canadian and U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Based on the nature of our short-term investments, we have concluded that there is no material interest rate risk exposure as of December 31, 2025.

We are also subject to market risk exposure related to changes in interest rates under our 2023 Credit Agreement. Changes in interest rates will impact our borrowing cost. However, fluctuations in interest rates are beyond our control. We will continue to monitor and assess the risks associated with interest expense exposure and may act in the future to mitigate these risks.

Although our functional currency is the U.S. dollar, a substantial portion of our fixed expenses are incurred in Canadian dollars. Our policy with respect to foreign currency exposure is to manage financial exposure to certain foreign exchange fluctuations with the objective of neutralizing some of the impact of foreign currency exchange movements. Exchange rates are, however, subject to significant and rapid fluctuations, and therefore we cannot predict the prospective impact of exchange rate fluctuations on our business, results of operations and financial condition. Accordingly, we have entered into foreign exchange forward contracts to mitigate the exchange rate risk on portions of our Canadian dollar exposure.

As of December 31, 2025, we had the following outstanding foreign exchange forward contracts to trade U.S. dollars in exchange for Canada dollars:

Maturity date (Dollar amounts in thousands of U.S. dollars)	Notional amount of U.S. dollars		Weighted average exchange rate of U.S. dollars	Fair value	
January - March 2026	$	14,248	1.3609	$	(61)
April - June 2026		12,933	1.3609		(13)
	$	27,181	1.3609	$	(75)

As of December 31, 2025, the Company had $27.2 million of outstanding foreign exchange forward contracts which will convert to CDN $37.0 million. Of these contracts, $27.2 million met the requirements for hedge accounting.

As of December 31, 2024, the Company had $29.4 million of outstanding foreign exchange forward contracts which will convert to CDN $40.3 million. Of these contracts, $29.4 million met the requirements for hedge accounting.

We have performed a sensitivity analysis model for foreign exchange exposure during the year ended December 31, 2025. The analysis used a modeling technique that compares the U.S. dollar equivalent of all expenses incurred in Canadian dollars, at the actual exchange rate, to a hypothetical 10% adverse movement in the foreign currency exchange rates against the U.S. dollar, with all other variables held constant. Foreign currency exchange rates used were based on the market rates in effect during the year ended December 31, 2025. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a decrease in net income for the year ended December 31, 2025 of approximately $5.5 million, before the effects of hedging. We will continue to monitor and assess the risk associated with these exposures and may take additional actions in the future to hedge or mitigate these risks.

Credit risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash equivalents, marketable securities, foreign exchange contracts and accounts receivable. Our cash, cash equivalents and short-term investments are in high-quality securities placed with major banks and financial institutions whom we have evaluated as highly creditworthy, and commercial paper. Similarly, we enter into our foreign exchange contracts with major banks and financial institutions. With respect to accounts receivable, we perform ongoing evaluations of our customers, generally granting uncollateralized credit terms to our customers, and maintaining expected credit losses based on historical experience and our expectation of future losses.

Interest rate risk

Our exposure to interest rate fluctuations relate primarily to the 2023 Credit Agreement.

As of December 31, 2025, we had an outstanding balance of $190.4 million on the 2023 Credit Facility. The 2023 Credit Agreement added SOFR Loans as a form of advance available under the 2023 Credit Facility to replace LIBOR Rate Advances, and such SOFR Loans may bear interest based on Adjusted Daily Simple SOFR (defined to be the applicable SOFR rate published by the Federal Reserve Bank of New York plus 0.10% per annum subject to a floor of zero) or Adjusted Term SOFR (defined to be the applicable SOFR rate published by CME Group Benchmark Administration Limited plus 0.10% for one-month, 0.15% for three-months, and 0.25% for six-months per annum). As of December 31, 2025, an adverse change of one percent on the interest rate would have the effect of increasing our annual interest payment on the 2023 Credit Agreement by approximately $1.9 million, assuming that the loan balance as of December 31, 2025 is outstanding for the entire period.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our Consolidated Financial Statements and supplementary data required by this item are attached to this Annual Report beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Exchange Act, management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated, as of the end of the period covered by this report, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives. Based on the evaluation of our disclosure controls and procedures as of the end of the period covered by this annual report, our chief executive officer and chief financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP
- Provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, such as resource constraints, human error, lack of knowledge or awareness and the possibility of intentional circumvention of these controls, internal control over financial reporting may not prevent or detect misstatements. Furthermore, the design of any control system is based, in part, upon assumptions about the likelihood of future events, for which assumptions may ultimately prove to be incorrect. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the results of our evaluation, management has determined that our internal control over financial reporting was effective as of December 31, 2025.

Deloitte LLP ("Deloitte"), our independent registered public accounting firm, has audited our Consolidated Financial Statements and expressed an unqualified opinion thereon. Deloitte has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025. These reports are set forth at the beginning of Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during the fiscal year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule *10b5-1* Trading Plans

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Laurenz Nienaber   Chair of the Board and Director since May 2025

       Laurenz Malte Nienaber, 36, is the Founder and Managing Director of LMN Capital GmbH, established in 2019. He has held significant leadership roles, and has served on various supervisory boards. Notably, he was Deputy Chairman of the Supervisory Board at EQS Group AG from 2018 to 2024 and a member of the Supervisory Board at AlarmForce Industries in 2017. His experience also includes working as an Investment Professional at Investmentaktiengesellschaft für langfristige Investoren TGV from 2014 to 2019 and as a Consulting Analyst at Roland Berger Strategy Consultants in 2012.

       Mr. Nienaber holds a Master of Science in Finance from the Rotterdam School of Management and a Bachelor of Science in Information Management from the Frankfurt School of Finance and Management. He resides in Munich, Germany.

       Mr. Nienaber's hands-on, analytical approach to board governance and expertise in investment strategy, risk management, and business transformation qualifies him to serve as a director of Tucows.

Elliot Noss   Director since August 2001

       Mr. Noss, 62, served as President and Chief Executive Officer from August 2001 until November 6, 2025. From May 1999 until completion of the merger in August 2001, Mr. Noss served as President and Chief Executive Officer of Tucows Delaware. Before that, from April 1997 to May 1999, Mr. Noss served as Vice President of Corporate Services of Tucows Interactive Ltd., which was acquired by Tucows Delaware in May 1999.

       Mr. Noss's lengthy service as our Chief Executive Officer has provided him with extensive knowledge of, and experience with, Tucows' operations, strategy and financial position. In addition, Mr. Noss has widespread knowledge of the internet and software industry generally that, coupled with his operational expertise, qualifies him to be a director of Tucows.

Marlene Carl   Director since September 2021

       Marlene Carl, 36, became Chief Financial Officer ("CFO") at CHAPTERS Group AG (formerly MEDIQON group AG) in 2021, a German publicly traded company focused on entrepreneurial and long-term investments in companies with scalable business models from a variety of sectors including a number of software companies. Prior to joining CHAPTERS Group AG in 2020, Ms. Carl worked in financing for eight years focusing on digital infrastructure in Europe from FTTH roll-outs in rural areas to data center construction for banks, including Berenberg and NIBC Bank N.V. based in Hamburg, London and Frankfurt. Ms. Carl holds a Master of Science from Frankfurt School of Finance & Management with focus on Capital Markets.

       Ms. Carl's experience in investment management and infrastructure financing, including FTTH projects, qualifies her to be a director of Tucows.

Lee Matheson   Director since September 2023

       Lee Matheson, 45, is a Partner at EdgePoint Investment Group Inc. Previously, Mr. Matheson was a co-founder of Broadview Capital Management Inc. and portfolio manager of the Broadview Dark Horse LP, a long/short fund focused on Canadian small cap securities. Mr. Matheson has extensive public company experience having served on the boards of Echelon Financial Holdings Inc., RDM Corporation, AlarmForce Industries Inc., WesternOne Inc., Medworxx Solutions Inc., exactEarth Ltd. and Strad Inc. Mr. Matheson is currently a director of Qvantel Oy and is a Chartered Financial Analyst Charterholder.

       Mr. Matheson's experience in investment management, financing, and SaaS businesses qualifies him to be a director of Tucows.

Dr. Sandra Matz   Director since May 2025

Dr. Sandra Matz, 37, is the David W. Zalaznick Associate Professor of Business at Columbia Business School in New York, where she also serves as the Director of the Center for Advanced Technology and Human Performance. As a computational social scientist, she combines Big Data analytics with traditional experimental methods to study human behavior and preferences. Her research focuses on how psychological characteristics influence real-life outcomes in various business-related domains, such as financial well-being, consumer satisfaction, and team performance, aiming to assist businesses and individuals in making better decisions.

Dr. Matz earned her Ph.D. in Psychology from the University of Cambridge and a B.Sc. in Psychology from the Albert-Ludwigs-University Freiburg. Her work has been recognized with several honors, including being named one of Poets & Quants' "40 Under 40" Business School Professors in 2021, one of DataIQ's "100 Most Influential People in Data-Driven Marketing" in 2015 and 2016, and one of Pacific Standard Magazine's "Top 30 Thinkers Under 30." In addition to her academic achievements, Dr. Matz is the author of the forthcoming book "Mindmasters: The Data-Driven Science of Predicting and Changing Human Behavior," scheduled for release in January 2025.

Dr. Matz's expertise in data analytics and the science of human behavior and consumer preferences qualifies her to serve as a director of Tucows.

Allen Taylor   Director since May 2025

Allen Taylor, 44, is President of GTD Partners, a consulting and advisory firm focused on providing operational and financial advisory and investment management services to a wide range of clients. Prior to this, Mr. Taylor held various key positions throughout an extensive career at Brookfield Asset Management, a leading global alternative asset manager, where he specialized in complex operational and financial turnarounds as well as portfolio management. Mr. Taylor is a Chartered Accountant and whose experience and leadership has been integral in managing complex financial structures and fostering sustainable businesses that return value to investors. Mr. Taylor also serves on the Dye & Durham Limited., a TSX listed company, and also serves on its compensation committee and audit committee.

He is based in Toronto, Ontario.

Mr. Taylor's experience in private equity operations and portfolio management, complex financial structures, and strategic investments qualifies him to serve as a director of Tucows.

Jeffrey Tory   Director since May 2025

Jeffrey S.D. Tory, 65, serves as Chair, Partner, Director, and Portfolio Manager at Pembroke Management Ltd., a firm he joined in 1987. Beginning his tenure as an analyst under founders Ian Soutar and Scott Taylor, Mr. Tory has dedicated nearly four decades to investing in North American growth stocks. Prior to Pembroke, he was a junior analyst at Burns Fry from 1982 to 1987, where he contributed to launching the firm's small-cap research product. Mr. Tory holds a Bachelor of Arts degree from Queen's University and is a Chartered Financial Analyst (CFA) charterholder.

Beyond his professional commitments, Mr. Tory is actively involved in philanthropic and educational endeavors. He serves on the investment committees of two foundations and is a guest lecturer in the Applied Investment Program at McGill University. Mr. Tory resides in Montreal, Quebec.

Mr. Tory's broad leadership background, investment management expertise, and industry knowledge in media and telecom qualifies him to serve as a director of Tucows.

Stephan Uhrenbacher   Director since May 2025

Stephan Uhrenbacher, 56, is the Founder and Managing Director of Density Ventures GmbH, an investment company established to support deep tech startups across Europe and North America. In this capacity, he has been instrumental in launching the Sustainable Aero Lab, the world's first accelerator dedicated to sustainable aviation and energy, which has mentored over 90 startups globally. Under his leadership, the Lab secured funding from Breakthrough Energy in 2023 and 2024, an organization founded by the Gates Foundation.

A seasoned entrepreneur himself, Mr. Uhrenbacher has founded several successful companies, including Qype, a leading European local reviews platform acquired by Yelp; 9flats.com, a global competitor to Airbnb; and Avocado Store, Germany's prominent eco-friendly lifestyle marketplace. His corporate experience encompasses senior management roles such as Chief Operating Officer at DocMorris.com, Head of Content at Bild.de, and Head of Northern Europe at lastminute.com. He holds a Master of Business Administration and Mechanical Engineering from a German institution and completed part of his MBA at Queens University in Canada. Mr. Uhrenbacher resides in Hamburg, Germany.

Mr. Uhrenbacher's experience in investment management, technology, and operational leadership qualifies him to serve as a director of Tucows.

Our directors are elected annually and serve until the election or appointment and qualification of their successors or their earlier death, resignation or removal.

Executive Officers

The required information regarding our executive officers is set forth in Part I, "Item 1. Business – Information about our Executive Officers and Key Employees" of this Annual Report and is incorporated herein by reference.

Governance Principles

The governance principles of our Board include the charters of our Audit Committee, our Governance Committee and Compensation Committee. Our governing principles also include our Code of Business Conduct and Ethics which includes specifics for our senior officers, including our Chief Executive Officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Each of these documents can be obtained without charge from our Internet web site at tucows.com. Amendments and waivers of our ethics policy for our senior officers will either be posted on www.tucows.com or filed with the SEC on a Current Report on Form 8-K.

Mr. Nienaber serves as Chair of the Board. The Board currently consists of eight directors, all of whom, except for Elliot Noss, are "independent" within the meaning of the independence requirements prescribed by the listing standards of the NASDAQ Capital Market. The Board believes that this structure, which provides an overwhelming majority of independent directors, coupled with the Board meeting in executive session without any management directors or non-independent directors present, is an appropriate structure for Tucows' Board. We believe that this structure provides appropriate and independent oversight by the Board. The Board regularly consults with our Chief Executive Officer, and our Governance and Compensation Committee to review the various types of risk that affect Tucows and the strategies to mitigate such risks. The Board believes that this structure has been effective.

Executive Sessions of Independent Directors

A majority of the independent directors meet quarterly in executive sessions without members of our management present. Mr. Nienaber is responsible for chairing the executive sessions.

Policy Regarding Attendance

Directors are expected, but are not required, to attend board meetings, meetings of committees on which they serve, and shareholder meetings, and to spend the time needed and meet as frequently as necessary to discharge their responsibilities properly. Elliot Noss attended our 2025 annual meeting of shareholders held virtually. The remainder of the Board were available on request.

Committees

Our Board has three standing committees, an audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, a governance committee, and a compensation committee. Our committees generally meet in connection with regularly scheduled quarterly and annual meetings of the Board, with additional meetings held as often as its members deem necessary to perform its responsibilities. From time to time, depending on the circumstances, the Board may form a new committee or disband a current committee.

The Audit Committee currently consists of Mr. Taylor (Chair), Ms. Carl and Mr. Tory, all of whom are independent directors as prescribed by the listing standards of the NASDAQ Capital Market.

The Audit Committee held five meetings during Fiscal 2025. Each member of the Audit Committee attended at least 75% of the total number of meetings of the committee during Fiscal 2025. The Audit Committee's purposes are to:

- Provide oversight of the Company's accounting and financial reporting processes and the audit of the Company's financial statements;
- Assist the Board in oversight of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the qualifications, independence and performance of the Company's independent registered public accounting firm, and (iv) the Company's internal accounting and financial controls;
- Provide to the Board such information and materials as it may deem necessary to make the Board aware of significant financial matters that require the attention of the Board; and
- Oversee the management of risks associated with the Company's financial reporting, accounting and auditing matters.

Each of the members of our Audit Committee is an independent director and satisfies the independence standards as prescribed by the listing standards of the NASDAQ Capital Market and Rule 10A-3 under the Exchange Act and is able to read and understand fundamental financial statements including balance sheets, income statements and cash flow statements. Additionally, the Board has determined that Mr. Taylor qualifies as an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K. The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liabilities on such person that are greater than those imposed generally on members of the audit committee and the board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors. The Board has adopted a written charter for the Audit Committee, which the Audit Committee has reviewed and determined to be in compliance with the rules prescribed by the listing standards of the NASDAQ Capital Market and which is available at tucows.com.

The Governance Committee (formerly the Corporate Governance, Nominating and Compensation Committee) currently consists of Mr. Matheson (Chair), Dr. Matz and Mr. Uhrenbacher. Each member of our Governance Committee is an independent director as defined in the listing standards of the NASDAQ Capital Market.

The *Governance Committee* held five meetings during Fiscal 2025. Each member of the Governance Committee attended at least 75% of the total number of meetings of the committee during Fiscal 2025. The Governance Committee's purposes are to:

- Identify individuals qualified to become board members, consistent with criteria approved by the Board.
- Select, or recommend that the Board select, the director nominees for election at each annual meeting of stockholders.
- Oversee the evaluation of the Board and management.

Prior to the formation of the Compensation Committee, the Governance Committee also performed the following:

- Review and approve corporate goals and objectives relevant to the CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the CEO's compensation level based on this evaluation.
- Review and approve non-CEO Executive compensation including incentive compensation and equity-based compensation.
- Provide oversight of the Company's compensation policies and plans and benefits programs, and overall compensation philosophy.
- Administer the Company's equity compensation plans for its executive officers and employees and the granting of equity awards pursuant to such plans or outside of such plans; and
- Cause to be prepared the report of the Corporate Governance, Nominating and Compensation required by the rules and regulations of the SEC.

The Governance Committee may delegate authority to one or more members of this committee or one or more members of management when appropriate, but no such delegation is allowed if the authority is required by law, regulation or listing standard to be exercised by the Governance Committee as a whole. The Board has adopted a written charter for the Governance Committee, which the Corporate Governance, Nominating and Compensation Committee has reviewed and determined to be in compliance with the rules prescribed by the listing standards of the NASDAQ Capital Market and which is available at tucows.com.

In May 2025, the Board formed a separate Compensation Committee to oversee executive and director compensation matters. ***The Compensation Committee*** currently consists of Mr. Uhrenbacher (Chair), Mr. Nienaber, and Mr. Taylor. Each member of the Compensation Committee is an independent director as defined in the listing standards of the NASDAQ Capital Market and satisfies the applicable compensation committee member independence standards prescribed by the listing standards of the NASDAQ Capital Market and Rule 10C-1 under the Exchange Act.

The Compensation Committee held four meetings during Fiscal 2025 following its formation. Each member attended at least 75% of the total number of meetings of the Compensation Committee during Fiscal 2025 following its formation. The Compensation Committee's purposes are to:

- Review and approve corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluate performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the Chief Executive Officer's compensation based on this evaluation.
- Review and approve compensation of all Executive Officers, including incentive compensation and equity-based compensation.
- Provide oversight of the Company's compensation policies and plans and benefits programs, and overall compensation philosophy.
- Administer the Company's equity compensation plans for its executive officers and employees and the granting of equity awards pursuant to such plans or outside of such plans; and
- Review and discuss with management the Compensation Discussion & Analysis required by SEC rules, recommend the CD&A for inclusion in the Company's annual proxy statement, and review and approve the Compensation Committee Report.

- Approve employment agreements, severance arrangements, and change-in-control agreements for Executive Officers.
- Oversee the Company's short-and long-term incentive compensation plans and review Say-on-Pay results and shareholder feedback as appropriate.

The Compensation Committee may delegate authority to one or more members of the committee or to members of management when appropriate, except where such authority is required by law, regulation or listing standard to be exercised by the committee as a whole. The Board has adopted a written charter for the Compensation Committee, which is reviewed annually by the Committee and is available at tucows.com.

Our executive officers do not play a formal role in determining their compensation. However, management, including the Vice President, People reviews third-party market compensation surveys, benchmarking data and published compensation trends and, after consulting with the Chief Executive Officer, provides consolidated information outlining management's recommendation regarding executive officer compensation based on title to the Compensation Committee. The Compensation Committee then reviews and discusses the information provided with our Chief Executive Officer and Vice President, People who then determines the total compensation for each named executive officer, as it deems appropriate.

The Chief Executive Officer does not participate in deliberations or decisions regarding his own compensation.

Board Leadership Structure and Responsibilities

Our Board of Directors oversees management's performance on behalf of our shareholders. Our Board's primary responsibilities are to (1) monitor management's performance to assess whether we are operating in an effective, efficient and ethical manner to create value for our shareholders, (2) periodically review our long-range plans, business initiatives, cyber security matters, capital projects and budget matters and (3) approve compensation for our President and Chief Executive Officer who, with senior management, manages our day-to-day operations.

Our Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time as appropriate. The independent directors meet without management present at regularly scheduled executive sessions at each quarterly Board meeting and some special Board meetings. Our Board has delegated certain responsibilities and authority to its Audit Committee and Governance Committee and Compensation Committee. The Audit Committee periodically discusses with management the Company's policies and guidelines regarding risk assessment and risk management, as well as the Company's major financial risk exposures and the steps that management has taken to monitor and control such exposures. The Audit Committee also reviews, evaluates and recommends changes to the Company's financial reporting policies and procedures. The Compensation Committee reviews and evaluates the risks underlying the Company's compensation policies and plans and recommends changes to these policies and plans accordingly. Our Board believes that risk oversight actions taken by our Board and its committees are appropriate and effective at this time.

We believe it is beneficial to separate the roles of Chief Executive Officer and Chairperson to facilitate their differing roles in the leadership of our company. The role of the Chairperson includes setting the agenda for, and presiding over, all meetings of our Board of Directors, including executive sessions of independent directors, providing input regarding information sent to our Board of Directors, serving as liaison between the Chief Executive Officer and the independent directors and providing advice and assistance to the Chief Executive Officer. The Chairperson is also a key participant in establishing performance objectives and overseeing the process for the annual evaluation of our Chief Executive Officer's performance. In addition, under our Bylaws, our Chairperson has the authority to call special meetings of our Board and shareholders. In contrast, our Chief Executive Officer is responsible for handling our day-to-day management and direction, serving as a leader to the management team and formulating corporate strategy.

Currently our Chairperson is Mr. Nienaber, while Mr. Woroch serves as our Chief Executive Officer. Mr. Nienaber is an independent director. Mr. Nienaber has extensive executive leadership skills, long-standing senior management and board experience, and a strong focus on investment strategy, risk management and business transformation.

We believe that this leadership structure for our Board provides us with the most effective level of oversight over the Company's business operations while at the same time enhancing our Board's ability to oversee our enterprise-wide approach to risk management and corporate governance and best serves the interests of our shareholders. It allows for a balanced corporate vision and strategy, which is necessary to address the challenges and opportunities we face at this time and demonstrates our commitment to good corporate governance. In addition, it allows for appropriate oversight of the Company by our Board, fosters appropriate accountability of management and provides a clear delineation of responsibilities for each position.

Role of the Board in Risk Oversight

One of our Board's key functions is providing oversight of our risk management process. Our Board does not have a standing risk management committee, but rather administers this oversight function directly through our Board as a whole, as well as through Board of Directors standing committees that address risks inherent in their respective areas of oversight. In particular, our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking, monitors our major legal compliance risk exposures and our program for promoting and monitoring compliance with applicable legal and regulatory requirements, and our Board is responsible for monitoring and assessing strategic risk exposure and other risks not covered by our committees.

The full Board (or the appropriate committee in the case of risks that are under the purview of a particular committee) receives reports on the risks we face from our Chief Executive Officer or other members of management to enable the Board to understand our risk identification, risk management and risk mitigation strategies. When a committee receives the report, the chairperson of the relevant committee reports on the discussion to the full Board during that committee's reports portion of the next Board meeting. However, it is the responsibility of the committee chairs to report findings regarding material risk exposures to our Board as quickly as possible.

Director Nomination

Our Governance Committee is responsible for identifying potential nominees to our Board. In considering candidates for nomination, our Governance Committee seeks individuals who evidence strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge. As set forth in the charter of our Governance Committee, our Board endeavors to have directors who collectively possess a broad range of skills, expertise, industry and other knowledge and business and other experience useful to the effective oversight of our business. In addition, our Board also seeks members from diverse backgrounds so that our Board consists of members with a broad spectrum of experience and expertise and with a reputation for integrity. In determining whether to nominate a current director for re-election, our Governance Committee will take into account these same criteria as well as the director's past performance, including their participation in and contributions to the activities of the Board.

Our Governance Committee will evaluate and consider recommendations for director candidates from shareholders using the same criteria described above. As set forth in the charter of the Governance Committee, recommendations submitted by the Company's shareholders shall be submitted, along with the following to the attention of the Chairperson of the Governance Committee at 96 Mowat Avenue, Toronto, Ontario M6K 3M1 Canada at least 120 days before the first anniversary of the date on which we first mailed our proxy materials for our prior year's annual meeting of shareholders:

- the name and address of the recommending shareholder;

- the candidate's name and the information about the individual that would be required to be included in a proxy statement under the rules of the SEC;

- information about the relationship between the candidate and the recommending shareholder;

- the consent of the candidate to serve as a director; and

- proof of the number of shares of our common stock that the recommending shareholder owns and the length of time the shares have been owned.

Communications with our Board of Directors

A Tucows' shareholder who wishes to communicate with our Board may send correspondence to the attention of our Secretary at 96 Mowat Avenue, Toronto, Ontario M6K 3M1 Canada. The Secretary will submit the shareholder's correspondence to the Chairperson of the Board, the Chairperson of the appropriate committee, or the appropriate individual director, as applicable.

Director Compensation

Under the terms of our 2006 Amended and Restated Equity Compensation Plan (the "2006 Plan"), we make automatic formula grants of nonqualified stock options to our non-employee directors and members of committees of our Board as described below. All stock-based compensation for our non-employee directors is governed by our 2006 Plan or its predecessor, our 1996 Equity Compensation Plan (the "1996 Plan"). All options granted under the automatic formula grants vest after one year, have an exercise price equal to the fair market value per common share as determined by the per share price as of the close of business on the date of grant and have a five-year term. Options are granted to directors under the 2006 Plan as follows:

- on the date a non-employee director becomes a director, he or she is granted options to purchase 4,375 shares of our common stock;

- on the date a director becomes a member of the Audit Committee, he or she is granted options to purchase 3,750 shares of our common stock;

- on the date a director becomes a member of the Governance Committee, he or she is granted options to purchase 2,500 shares of our common stock; and

- on the date a director becomes a member of the Compensation Committee, he or she is granted options to purchase 2,500 shares of our common stock; and

- on each date on which we hold our annual meeting of shareholders, each non-employee director in office immediately before and after the annual election of directors receives an automatic grant of options to purchase common stock. The initial grant is set at 3,750 options.

Directors who are employees or non-employee consultants receive no additional or special compensation, including no grants of nonqualified stock options, for serving as directors.

All annual fees are paid to our directors in quarterly installments.

Each non-employee member of the Board will receive $50,000 annually, the Chairperson of the Board will additionally receive $15,000; each Chair of the Audit Committee, Governance Committee and Compensation Committee will additionally receive $15,000; and each member of the Audit, Committee Governance Committee and Compensation Committee will additionally receive $12,000.

In recognition of the additional time commitment and responsibilities undertaken by the Board beyond its normal duties during Fiscal 2024, the Company approved a one-time special cash payment of $10,000 (USD) to each non-employee director. The payment was made in March 2025.

The Company also purchases directors and officer's liability insurance for the benefit of its directors and officers as a group in the amount of $30 million. The Company also reimburses its directors for their reasonable out-of-pocket expenses incurred in attending meetings of the Board or its committees.

The table below shows all compensation paid to each of our non-employee directors during 2025.

Name (a)	Fees earned or paid in cash ($) (b)	Option awards ($)(1) (2) (d)	Total ($) (h)
Stephan Uhrenbacher	$ 47,250	80,095	127,345
Laurenz Malte Nienaber	47,250	59,109	106,359
Allen Taylor	47,250	90,588	137,838
Jeffrey Tory	47,250	69,602	116,852
Sandra Matz	38,045	59,109	97,154
Elliot Noss	8,333	-	8,333
Lee Matheson	73,841	32,677	106,518
Marlene Carl	72,000	32,677	104,677
Allen Karp	38,591	-	38,591
Erez Gissin	33,955	-	33,955
Gigi Sohn	33,955	-	33,955
Jeffrey Schwartz	39,750	-	39,750
Robin Chase	45,545	-	45,545
	$ 573,014	$ 423,857	$ 996,871

(1) The amounts reported in this column represent the aggregate grant date fair value of the option grants calculated in accordance with ASC 718 Compensation - Stock Compensation ("ASC 718") and based on the Black-Scholes option-pricing model using the same assumptions that are set forth in "Note 15. Stock Option Plans" to the Consolidated Financial Statements. Under the 2006 Plan, these options vest one year after the grant date and have a five-year term.

(2) On May 20, 2025 each of our elected non-employee directors at the time were awarded automatic formula option grants with an exercise price of $19.21 and a grant date fair value of $8.71. The aggregate number of option awards outstanding at December 31, 2025 is as follows for each of the following non-employee directors: Nil for Mr. Karp; Nil for Mr. Gissin; Nil for Ms. Sohn; Nil for Mr. Schwartz; Nil for Ms. Chase; 14,375 for Mr. Matheson; 23,125 for Ms. Carl; 9,375 for Mr. Uhrenbacher; 6,875 for Mr. Nienaber; 10,625 for Mr. Taylor; 8,125 for Mr. Tory; 6,875 for Dr. Matz and Nil for Mr. Noss.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act, requires our directors and executive officers and persons who own more than ten percent of a registered class of our equity securities to file with the SEC reports of ownership and reports of changes in ownership of our common stock and our other equity securities. These persons are required by SEC regulation to furnish us with copies of all Section 16(a) reports they file.

Based solely on a review of copies of Section 16 reports furnished to the Company and written representations from the reporting persons, the following reports were not filed on a timely basis during 2025: three Forms 5 filed on February 27, 2025 on behalf of each of Bret Fausett, Michael Koenig (Chief Operating Officer until October 2024) and Davinder Singh (Chief Financial Officer until August 2024); two Forms 4 filed on May 29, 2025 reporting option grants to Ms. Marlene Carl and Mr. Lee Matheson, each with a transaction date of May 20, 2025; three Forms 4 filed on June 20, 2025 reporting option grants to Mr. Woroch, Mr. Fausett and Mr. Noss, each with a transaction date of June 20, 2025; and one Form 4 filed on December 2, 2025 reporting an option grant to Mr. Woroch with a transaction date of November 26, 2025. In addition, in connection with their appointment to the Board of Directors on May 20, 2025, each of Mr. Nienaber, Dr. Matz, Mr. Taylor, Mr. Tory and Mr. Uhrenbacher filed one Form 3 and one Form 4 reporting an option grant, which were not filed on a timely basis due to delays in obtaining required Form ID applications.

Stock ownership of management

We encourage stock ownership by our directors, officers and employees to align their interests with the interests of shareholders. Under Section 16(a) of the Exchange Act, directors, officers and certain beneficial owners of the Company's equity securities are required to file reports of their transactions in the Company's equity securities with the SEC on specified due dates.

Insider Trading Policy

Tucows adopted an insider trading policy governing the purchase, sale, and other dispositions of Tucows securities that applies to all personnel of Tucows and its subsidiaries, including directors, officers and employees and other covered persons. Tucows believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. A copy of Tucows insider trading policy is filed as Exhibit 19.1 to this report.

ITEM 11. EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy

We recognize that our success depends to a great degree on the integrity, knowledge, imagination, skill, diversity and teamwork of our employees. To this end, attracting and retaining the level of executive talent we need to be successful in accomplishing our mission of providing simple useful services that help people unlock the power of the Internet is a key objective of our executive compensation program. Our executive compensation program is designed to ensure we have the talent we need to maintain our current high-performance standards and grow our business for the future. As such, we aim to provide competitive compensation packages for all our key positions, including our Named Executive Officers ("NEOs") that are guided by market rates and tailored to account for the specific needs and responsibilities of the particular position as well as the performance and unique qualifications of the individual employee. For Fiscal 2025, our NEO's included Messrs. Woroch, Ivanov, Reilly, and Fausett. Mr. Noss is also an NEO for Fiscal 2025 due to his position as Chief Executive Officer until November 6, 2025. We do not have any other executive officers.

This Compensation Discussion and Analysis ("CD&A") provides comprehensive information about our executive compensation program for our Fiscal 2025 NEOs, who are listed below, and provides context for the decisions underlying the compensation reported in the executive compensation tables in this Annual Report. Our NEOs are:

David Woroch*	CEO, Tucows Inc. and Tucows Domains
Ivan Ivanov	Chief Financial Officer ("CFO") and CEO of Ting
Justin Reilly	Chief Executive Officer, Wavelo
Bret Fausett	Chief Legal Officer & Vice-President, Regulatory Affairs
Elliot Noss*	Former Chief Executive Officer of Tucows Inc. and Ting

*Mr. Woroch became Chief Executive Officer of Tucows on November 6, 2025, Mr. Ivanov become the Chief Executive Officer of Ting on November 6, 2025. Mr. Noss served as Chief Executive Officer until his resignation effective November 6, 2025.

Our philosophy is to provide a mix of compensation that motivates our executives to achieve our short and long- term performance goals in a market-competitive and fiscally responsible manner, while creating value for our shareholders. We design our executive compensation program so that a substantial amount of our NEOs' compensation is performance-based to ensure that the actual compensation paid to our executives is appropriately aligned with Company performance and long-term shareholder interests. Beginning Fiscal 2023 the Company enhanced the linkage between individual compensation and Company performance by determining variable compensation based on scorecards comprised of organizational targets aligned to each executive's area of responsibility. In addition, long-term equity awards, including parent company and subsidiary stock options, further align executive interests with shareholder value creation. More specifically, our executive compensation programs are designed to:

- provide an appropriate mix of fixed and variable compensation to attract, retain and motivate key executives;

- provide a substantial portion of our executive compensation that is performance-based, on a company or service basis, to support creation of long-term shareholder value, financial growth and operational efficiency without encouraging excessive risk taking;

- target compensation at the 50th percentile of market levels, as measured by Payscales; and

- promote internal equity by offering comparable pay to executives whom we expect to make roughly equivalent contributions, while differentiating executives' compensation arrangements when appropriate.

Overview of Pay Elements and Linkage to Compensation Philosophy and Objectives

We believe the following elements of our compensation program help us to realize our compensation philosophy and objectives:

Pay Element	Characteristics	Compensation Philosophy and Objectives	Factors Considered to Determine Awards
Salary	Annual fixed cash compensation	Provides a competitive and stable component of income to our executives	• Job responsibilities • Experience • Individual contributions • Future potential • Internal pay equity • Effect on other elements of compensation and benefits including target bonus amounts
Short-Term Incentive Bonus	Annual variable cash compensation based on the achievement of pre-established annual performance measures, for Fiscal 2022, these were based on parent company Adjusted EBITDA for Compensation and starting Fiscal 2023, these were based on balanced scorecards for each business which include a mix of performance measures tailored to each business segment	Provides competitive short-term incentive opportunities for our executives to earn annual cash bonuses based on performance objectives that, if attained, can reasonably be expected to (i) promote our business and strategic objectives and (ii) correspond to those paid to similarly-situated and comparably skilled executives at peer companies	• Company performance measures • Service performance measures
Stock Options Grants	Annual long-term equity awards, which can be in our Company ("Company Options") that vest over 4 years or non-recurring options in one or more of our subsidiaries of Wavelo or Ting ("Subsidiary Options") that vest over 3 or 4 years	Provides variable compensation that helps to retain executives and ensures our executives' interests are aligned with those of shareholders to grow long-term value	• Job responsibilities • Individual contributions • Future potential • Value of vested and unvested outstanding equity awards • Internal pay equity

The weight of each of these components has to date not been determined by any particular formula, although our overall mix of total compensation has historically emphasized retention value. The specific mix of components has been and will continue to be within the discretion and business judgment of our Board and the Compensation Committee, which has placed greater emphasis on considerations specific to the individual holding a particular executive position rather than on general market data.

At the 2023 Annual Meeting, a majority of our stockholders approved, as recommended by our Board, a proposal for our stockholders to be provided with the opportunity to cast a non-binding advisory vote on compensation of our NEOs every three years. Our Board believed that this frequency would be appropriate as a triennial vote would provide the Company with sufficient time to engage with stockholders to understand and respond to the "say-on-pay" vote results and to put in place any changes to the Company's compensation program as a result of such discussions, if necessary. The next stockholder advisory (non-binding) vote on executive compensation will be held at our 2026 Annual Meeting.

Stock Grant Practices

The Company maintains a structured process for granting stock options to ensure consistency, transparency, and adherence to corporate governance practices. Stock option awards to executive officers and employees are granted by and at meetings of the Compensation Committee on a predetermined schedule. The Compensation Committee does not consider material nonpublic information when determining the timing or terms of stock option awards. Historically, annual equity awards for executive officers have been granted on or around the date of the Company's annual meeting of shareholders.

In addition to the annual grant cycle, stock awards may be issued at other times throughout the year for new hires, employee promotions, and other special circumstances. The Compensation Committee has delegated the authority to approve off-cycle grants to employees, other than executive officers, to the People Team, subject to the guidelines established by the Compensation Committee.

Stock option grants to non-employee directors are based on a predetermined formula and are automatically granted on the date of the annual meeting of shareholders to each non-employee director serving immediately following such meeting. Additional information regarding non-employee director compensation can be found in the "Item 10. Director, Executive Officers and Corporate Governance –Director Compensation" of this Annual Report.

During Fiscal 2025, the Company did not grant equity awards to its named executive officers within the four business days preceding or the one business day following the filing of a periodic report on Form 10-Q or Form 10-K or the filing or furnishing of a Form 8-K that disclosed material nonpublic information. The Company does not time the disclosure of material nonpublic information for the purpose of influencing the value of stock option grants or executive compensation.

Determining Total Compensation

Base Salary

With respect to each NEO, in determining total compensation, the Compensation Committee considers the Company's compensation philosophy as outlined above, comparative market data and specific factors relative to each NEO's responsibilities and performance. We do not specifically benchmark compensation for our NEOs in terms of picking a particular percentile relative to other people with similar titles at peer group companies. We believe that many subjective factors unique to each NEO's responsibilities and performance are not adequately reflected or otherwise accounted for in a percentile-based compensation determination.

In addition, in determining the appropriate level of total compensation for our NEOs, the Compensation Committee (i) reviews and considers the performance of each NEO, and (ii) considers, for each NEO, the estimated amount of total compensation:

- we would be willing to pay to retain that person;
- we would have to pay to replace the person; and
- the individual could otherwise command in the employment marketplace.

Management, including the VP People, reviews comparative data derived from market research and other publicly available information and develops compensation recommendations for the NEOs. The CEO provides input with respect to the compensation of executive officers other than himself, and the Compensation Committee reviews and determines the total compensation for each NEO as it deems appropriate.

The CEO's total compensation is determined by the Compensation Committee outside the presence of the CEO. The Committee's decision regarding total compensation for the CEO is based on the philosophy outlined above and includes a review of comparative data and consideration of the accomplishments of the CEO in developing the business strategy for the Company, the performance of the Company relative to this strategy and his ability to attract and retain senior management. In establishing the CEO's total compensation, the Compensation Committee is also mindful of the prior results of the shareholder's Advisory Vote on Executive Compensation.

We provide a base salary to our NEOs to compensate them for the scope and responsibilities of their roles and to provide a stable component of total compensation. The base salaries of all NEOs are reviewed annually and adjusted, when appropriate, to reflect individual roles and performance as well as market conditions.

In Fiscal 2025, the Company discontinued the monthly car allowance previously provided to Mr. Noss and Mr. Woroch. To maintain total cash compensation at substantially the same level, the annual value of the automobile allowance was incorporated into their respective base salaries. Mr. Woroch and Mr. Ivanov received base salary adjustments as part of the annual compensation review process.

Annual Cash Incentive Bonuses

We use annual cash incentive bonuses to communicate specific goals that are of primary importance during the coming year and motivate our senior officers and NEOs to achieve these goals. Each year, we assess if our corporate financial and strategic objectives are optimally aligned with our management incentive compensation plan to motivate and reward our senior executives, including our NEOs, to attain specific short-term performance objectives that, in turn, further our long-term business objectives. These objectives are based upon corporate or service-related targets, rather than individual objectives. In setting target payout levels under our management incentive compensation plan, our Compensation Committee considers historical payouts, the total cost to the Company should performance objectives be achieved and our retention needs.

The Compensation Committee determines the initial level of funding for the annual incentive bonus pools during the annual budgeting process and approves provisional semi-annual payments, computed on a pro-rata basis, based on semi-annual minimum year-to-date targets for our senior officers, including NEOs, taking into account the Company's actual performance on a year-to-date basis. The future holdback percentage could be adjusted for each semi-annual period should circumstances warrant it. The Compensation Committee retains the right to interpret, rescind, prescribe, amend or suspend payment under our management incentive compensation plan at any time. Changes made by the Compensation Committee will however only be on a prospective basis so will not impact any semi-annual rights our NEO's and senior officers may have up to the date of the change.

The performance goals under our management incentive compensation plan consists of two components; namely, an incentive bonus and an overachievement bonus, each with established thresholds and maximum achievement levels.

For the incentive bonus component, achievement of established targets for each NEO will equate to 100% of the bonus being paid. Where 75% of an established target is achieved ("floor level") this will result in 50% of the bonus being paid. Below the floor level no bonus is payable. In those cases, where achievement is between the floor level and the established target, straight-line interpolation is applied from the established target levels.

The table below summarizes the 2026 and 2025 incentive bonus opportunities for our NEOs.

	2026		2025	
Named Officer	**Target incentive Bonus Opportunity(1)**	**Basis for Target incentive Bonus for 2026**	**Target incentive Bonus Opportunity(1)**	**Basis for Target incentive Bonus for 2025**
David Woroch(2)	$474,800	100% Tucows targets	$166,848	100% Tucows Domains targets
Ivan Ivanov	$254,616	100% Tucows targets	$240,000	50% Ting targets, 25% Wavelo targets and 25% Tucows Domains targets
Justin Reilly	$343,609	100% Wavelo targets	$327,022	100% Wavelo targets
Bret Fausett	$216,300	100% Tucows targets	$210,000	50% Ting targets, 25% Wavelo targets and 25% Tucows Domains targets
Elliot Noss(2)	-	Not applicable	$451,880	50% Ting targets, 20% Wavelo targets and 30% Tucows Domains targets

(1) All dollar amounts below are shown U.S. dollars. Amounts payable in Canadian dollars for 2025 and 2026 have been converted into U.S. dollars based upon the exchange rate of 1.369 Canadian dollars for each U.S. dollar, the average OANDA exchange rate for the year ended December 31, 2025.
(2) Mr. Woroch became Chief Executive Officer of Tucows Inc on November 6, 2025. Mr. Noss served as Chief Executive Officer until his resignation effective November 6, 2025.

Our Compensation Committee determined the achievement of the financial objectives applicable under the management incentive compensation plan for 2025 had been partially achieved.

In connection with the Compensation Committee's annual review process, the Committee also approved a new set of performance goals under our management incentive compensation plan for Fiscal 2026 and decided not to increase the incentive bonus target opportunity for our NEOs.

Equity-Based Awards

We believe that equity-based awards encourage our NEOs to focus on the long-term performance of our business. Our Board grants equity awards to executives and other employees in order to enable them to participate in the long-term appreciation of our stock price. Additionally, we believe our equity awards provide an important retention tool for our NEOs, as they are subject to multi-year vesting. The equity awards can be Company Options and Subsidiary Options. To date, we have not adopted stock ownership guidelines for our NEOs.

Historically, we have granted equity-based awards in the form of Company Options, including options granted at the commencement of employment and additional awards each year. The size of the initial option grant made to each NEO upon joining our company is primarily based on competitive conditions applicable to the NEO's specific position. For subsequent equity grants to our NEOs, our Corporate Governance, Nominating and Compensation Committee receives input from our CEO and the People Team leadership.

In connection with its annual review process, the Corporate Governance, Nominating and Compensation Committee approved, effective June 17, 2025, the following Company Option awards to Messrs. Noss, Woroch and Fauset. These options vest in equal installments on each of the first four anniversaries of the grant date, generally subject to the NEO's continued employment with us.

In connection with his promotion to Chief Executive Officer, the Compensation Committee approved a grant of 20,000 stock options to Mr. Woroch on November 26, 2025 under the Company's equity compensation plan. The Committee determined that this award supports the Company's executive compensation objectives by aligning Mr. Woroch's interests with long-term shareholder value and promoting retention. The options vest in four equal annual installments beginning one year after the grant date and have an exercise price equal to the fair market value of the Company's common stock on the date of grant.

In September 8, 2025, the Compensation Committee approved a grant of 20,000 stock options to Mr. Ivanov, Chief Financial Officer, in recognition of his increased responsibilities and contributions to the Company. The award was granted under the Company's equity compensation plan to reinforce alignment with the Company's long-term performance objectives and support retention. These options vest in four equal annual installments beginning one year after the grant date and have an exercise price equal to the fair market value of the Company's common stock on the date of grant.

Please see "Note 15. Stock Option Plans" to Consolidated Financial Statements, for a detailed description of these plans.

The following table sets forth the number of Company Options granted in Fiscal 2025 and their corresponding aggregate grant date fair value as of December 31, 2025.

Name	Number of Company Options	Aggregate Grant Date Fair Value (U.S. Dollars)
David Woroch[1]	22,250	$ 232,598
Ivan Ivanov	20,000	$ 169,252
Justin Reilly	-	-
Bret Fausett	1,124	$ 10,566
Elliot Noss [1]	4,500	$ 42,300

The following table sets forth the number of Subsidiary Options granted in Fiscal 2025 and their corresponding aggregate grant date fair value as of December 31, 2025

Name	Number of Subsidiary Options	Aggregate Grant Date Fair Value (U.S. Dollars)
Ivan Ivanov	-	-
Justin Reilly	-	-
David Woroch[1]	-	-
Bret Fausett	-	-
Elliot Noss[1]	-	-

(1) Mr. Woroch became Chief Executive Officer of Tucows Inc on November 6, 2025. Mr. Noss served as Chief Executive Officer until his resignation effective November 6, 2025.

During Fiscal 2025 options exercised and vested for our named executive officers were as follows:

Name	Company options exercised during Fiscal 2025	Company options vested during Fiscal 2025	Subsidiary options exercised during Fiscal 2025	Subsidiary options vested during Fiscal 2025 Wavelo	Subsidiary options vested during Fiscal 2025 Ting
David Woroch[1]	-	8,500	-	-	-
Ivan Ivanov	-	8,928	-	15,625	-
Justin Reilly	-	2,250	-	1,125,000	-
Bret Fausett	-	7,843	-	-	-
Elliot Noss[1]	-	22,500	-	250,000	567,568

(1) Mr. Woroch became Chief Executive Officer of Tucows Inc on November 6, 2025. Mr. Noss served as Chief Executive Officer until his resignation effective November 6, 2025.

Severance and Change of Control Benefits

Our Board believes that it is necessary to offer senior members of our executive team severance benefits to ensure that they remain focused on executing our strategic plans, including in the event of a proposed or actual acquisition. We have entered into employment agreements with our NEOs to provide them with additional severance benefits upon an involuntary termination of employment under specified circumstances prior to and following a change of control. The terms of these agreements are described below in "Potential Payments on Termination or Change in Control."

Perquisites

We do not provide any significant perquisites or other personal benefits to our NEOs.

Benefits

We provide the following benefits to our NEOs. We believe these benefits are typical of the companies with which we compete for employees:

- healthcare insurance;
- life insurance and accidental death and dismemberment insurance;
- long term disability insurance;
- a registered retirement savings and 401(k) matching program;
- a healthcare spending account;
- an annual medical; and
- an employee assistance program.

Certain Corporate Governance Considerations

We currently do not require our executive officers to own a particular number of shares of our common stock. The Compensation Committee is satisfied that stock and option holdings among our executive officers are sufficient at this time to provide motivation and to align their interests with those of our stockholders. However, we prohibit all directors and employees from hedging their economic interest in the Company securities that they hold.

Tax Considerations

We do not provide any tax gross-ups to our executive officers or directors.

In designing our compensation programs, the Compensation Committee considers the financial accounting and tax consequences to Tucows as well as the tax consequences to our employees. In determining the aggregate number and mix of equity grants in any fiscal year, the Compensation Committee and management consider the size and share-based compensation expense of the outstanding and new equity awards.

Section 162(m) of the Internal Revenue Code generally disallows a federal income tax deduction to public companies for annual compensation over $1 million (per individual) paid to their chief executive officer, chief financial officer and the next three most highly compensated executive officers (as well as certain other officers who were covered employees in years after 2016). As a result, most of the compensation payable to our NEOs in excess of $1 million per person in a year will not be fully deductible.

Tax deductibility is not the primary factor used by the Committee in setting compensation, however, and corporate objectives may not necessarily align with the requirements for full deductibility under Section 162(m). Our Compensation Committee has not adopted a formal policy regarding tax deductibility of compensation paid to our NEOs. We believe it is important and in the best interests of our shareholders to preserve flexibility in administering compensation programs as corporate objectives may not always be consistent with the requirements for full deductibility under Section 162(m).

Compensation Risk Assessment

The Compensation Committee oversaw the performance of a risk assessment of our Executive Compensation Program to ascertain any potential material risks that may be created by this program. Because performance-based incentives are used in our executive compensation program, it is important to ensure that these incentives do not result in our NEOs taking unnecessary or excessive risks or any other actions that may conflict with our long-term interests. The Compensation Committee considered the following attributes of our Executive Compensation Program:

- the balance between short- and long-term incentives;
- use of qualitative as well as quantitative performance factors in determining compensation payouts, including minimum and maximum performance thresholds, funding that is based on actual results measured against pre-approved financial and operational goals and metrics that are clearly defined;
- incentive compensation that includes a stock component where value is best realized through long-term appreciation of stockholder value; and
- incentive compensation components that are paid or vest over an extended period.

The Compensation Committee focuses primarily on the compensation of our NEOs because risk-related decisions depend predominantly on their judgment. The Compensation Committee believes that risks arising from our policies and practices for compensation of other employees are not reasonably likely to have a material adverse effect on us.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing CD&A with management and, based on such review and discussions, the Compensation Committee has recommended to the Board that the CD&A be included in this Annual Report.

Submitted by the following members of the Compensation Committee:

Stephan Uhrenbacher (Chair)
Laurenz Nienaber
Allen Taylor

Summary Compensation Table

The following Summary Compensation table provides a summary of the compensation earned by our NEOs, comprising our Chief Executive Officer, our Chief Financial Officer, and our two most highly compensated executive officers for services rendered in all capacities during 2025. Specific aspects of this compensation are dealt with in further detail in the tables that follow. All dollar amounts below are shown in U.S. dollars. If necessary, amounts that were paid in Canadian dollars during Fiscal 2025 were converted into U.S. dollars based upon the exchange rate of 1.3979 Canadian dollars for each U.S. dollar, which represents the average exchange rate for 2025.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Non-Equity Incentive Plan (1) ($) (d)	Option Awards (3) ($) (e)	All Other Compensation (4) ($) (f)	Total ($) (g)
David Woroch (6) Chief Executive Officer, Tucows Inc and Tucows Domains	2025	$ 322,440	$ 227,178	$ 232,598	$ 3,035	$ 785,251
	2024	292,141	153,502	141,089	8,034	594,766
	2023	296,472	163,982	55,815	7,041	523,310
Ivan Ivanov (7) Chief Financial Officer, and Chief Executive Officer, Ting	2025	406,000	177,292	169,252	14,600	767,144
	2024	166,667	111,756	195,800	109,201	583,424
	2023	-	-	-	-	-
Justin Reilly Chief Executive Officer, Wavelo	2025	560,838	83,159	-	715	644,712
	2024	572,597	-	-	876	573,473
	2023	581,085	355,104	-	1,482	937,671
Bret Fausett Chief Legal Officer and Vice-President, Regulatory Affairs	2025	350,000	154,362	10,566	14,600	529,528
	2024	350,000	186,900	125,297	14,800	676,997
	2023	350,000	167,290	39,070	17,913	574,273
Elliot Noss (6) Former President and Chief Executive Officer of Tucows and Ting	2025	410,980	133,008	42,300	2,555,164	3,141,452
	2024	474,730	390,766	55,815	210,372	1,131,683
	2023	481,767	281,452	73,781	495,571	1,332,571

(1)   Represents bonus earned under our incentive programs during the fiscal years ended December 31, 2025, 2024 and 2023.

Of the 2025 amount, the following amounts representing the bonus for the third and fourth quarter will be paid in March 2026:

David Woroch	$	139,132
Ivan Ivanov	$	90,698
Justin Reilly	$	-
Bret Fausett	$	78,593
Elliot Noss	$	-

Of the 2024 amount, the following amounts representing the bonus for the third and fourth quarter were paid in March 2025:

David Woroch	$	103,828
Ivan Ivanov	$	111,756
Justin Reilly	$	-
Bret Fausett	$	101,457
Elliot Noss	$	199,999

Of the 2023 amount, the following amounts representing the bonus for the third and fourth quarter were paid in February 2024:

David Woroch	$	84,585
Ivan Ivanov	$	-
Justin Reilly	$	106,531
Bret Fausett	$	79,883
Elliot Noss	$	174,887

(3) Represents the aggregate grant date fair value of such Company Options, calculated in accordance with ASC 718. Please see "Note 15. Stock Option Plans" to the Consolidated Financial Statements, for a discussion of the assumptions underlying these calculations.

(4) Amounts reported in this column are comprised of the following items:

	Year	Additional Health Spending Credits ($)	Car Allowance ($)	One-Time Payment ($)	Subsidiary Stock Options (5) ($)	Retirement Allowance ($)	Consulting Fees ($)	All Other Compensation ($)
David Woroch (6)	2025	$ 2,003	$ 1,032	$ -	$ -	$ -	$ -	$ 3,035
	2024	2,556	5,478	-	-	-	-	8,034
	2023	1,482	5,559	-	-	-	-	7,041
Ivan Ivanov (7)	2025	600	-	-	-	14,000	-	14,600
	2024	-	-	-	109,201	-	-	-
	2023	-	-	-	-	-	-	-
Justin Reilly	2025	715	-	-	-	-	-	715
	2024	876	-	-	-	-	-	876
	2023	1,142	-	-	-	-	-	1,142
Bret Fausett	2025	600	-	-	-	14,000	-	14,600
	2024	1,000	-	-	-	13,800	-	14,800
	2023	-	-	-	5,043	12,870	-	17,913
Elliot Noss (6)	2025	716	1,238	2,508,210	-	-	45,000	2,555,164
	2024	876	6,573	-	-	-	-	7,449
	2023	2,001	6,671	-	201,700	-	-	210,372

(5) Represents the aggregate grant date fair value of such Subsidiary Options, calculated in accordance with ASC 718. Please see "Note 15. Stock Option Plans" to the Consolidated Financial Statements, for a discussion of the assumptions underlying these calculations.

(6) Mr. Woroch was appointed Chief Executive Officer of Tucows Inc. effective November 6, 2025. His reported salary reflects compensation earned both prior to and following his appointment as CEO and is therefore blended for the fiscal year. Mr. Noss served as Chief Executive Officer until his resignation, also effective November 6, 2025.

(7) Mr. Ivanov became Chief Financial Officer on August 5, 2024. Mr. Singh served as Chief Financial Officer until his resignation effective August 2, 2024.

Executive Pay Ratio

During Fiscal 2025 more than one individual served as PEO at different times during the year. In accordance with Instruction 10 to Item 402(u) of Regulation S-K, the Company determined to use the annual total compensation of the individual serving as PEO on December 31, 2025, Mr. Woroch, for purposes of calculating the pay ratio. Mr. Woroch's compensation was annualized based on his base salary and target annual incentive opportunity in effect as of December 31, 2025. For Fiscal 2025, the annualized total compensation of our PEO was $949,520 and the annual total compensation of our median employee was $75,493. Based on this information, the ratio of the annual total compensation of our PEO to that of our median employee was approximately 13 to 1.

The pay ratio was determined using a measurement date of December 31, 2025 and based on employees active as of that date. To identify the median employee, the company used annual base salary plus target annual incentive opportunity as the consistently applied compensation measure. The Company (i) calculated the sum of annual base salary and target annual incentive opportunity for each employee (excluding the PEO), (ii) ranked such amounts from lowest to highest, and (iii) identified the median employee. For employees paid in currencies other than U.S. dollars, compensation amounts were converted to U.S. dollars using the applicable exchange rates in effect as of December 31, 2025.

Grants of Plan-Based Awards

The following table sets forth information concerning Company plan-based awards granted to our NEOs in 2025:

Name	Grant Date	Estimated future payouts under non-equity incentive plan awards(1)			All other stock awards: Number of shares of stock or units (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards(2)
		Threshold ($)	Target ($)	Maximum ($)		($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
David Woroch(3)	—	$ 237,400	$ 474,800	$ 474,800	—	—	—
	6/5/2025	—	—	—	2,250	19.57	21,150
	11/26/2025	—	—	—	20,000	21.58	211,448
Ivan Ivanov	—	120,000	240,000	240,000	—	—	—
	9/8/2025	—	—	—	20,000	17.38	169,252
Justin Reilly	—	163,511	327,022	327,022	—	—	—
Bret Fausett	—	105,000	210,000	210,000	—	—	—
	6/5/2025	—	—	—	1,124	19.57	10,566
Elliot Noss(3)	6/5/2025	—	—	—	4,500	19.57	42,300

(1) The amounts represent the range of payouts under the 2025 Annual Cash Incentive Bonus plan assuming the achievement of corporate and individual performance targets as further described in "Annual Cash Incentive Bonuses." Amounts above reflect adjustment for any changes in base pay and resulting target bonus percentage during 2024.

(2) Represents the grant date fair value of such awards, calculated in accordance with ASC 718. Please see "Note 15. Stock Option Plans" to the Consolidated Financial Statements, for a discussion of the assumptions underlying these calculations.

(3) Mr. Woroch became Chief Executive Officer of Tucows Inc on November 6, 2025. Mr. Noss served as Chief Executive Officer until his resignation effective November 6, 2025.

The following table sets forth information concerning Subsidiary plan-based awards granted to our NEOs in 2025:

Name	Grant date	All other option awards: Number of shares underlying Subsidiary Options	Exercise or base price of Subsidiary Option awards	Grant date fair value of Subsidiary Option awards (1)
Ivan Ivanov		-	-	-
Justin Reilly		-	-	-
David Woroch		-	-	-
Bret Fausett		-	-	-
Elliot Noss		-	-	-

(1) Represents the grant date fair value of such awards, calculated in accordance with FASB ASC 718. Please see "Note 15. Stock Option Plans" to the Consolidated Financial Statements, for a discussion of the assumptions underlying these calculations.

(2) Mr. Woroch became Chief Executive Officer of Tucows Inc on November 6, 2025. Mr. Noss served as Chief Executive Officer until his resignation effective November 6, 2025.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning Company Stock Options held by the named executive officers as of December 31, 2025:

Name	Number of Securities Underlying Unexercised Company Options (#) Exercisable	Number of Securities Underlying Unexercised Company Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David Woroch[1]	2,250	-	$62.12	5/28/2026
	2,250	-	60.01	5/28/2027
	4,000	-	79.44	5/12/2028
	7,500	2,500	41.97	6/17/2029
	2,500	2,500	26.78	6/29/2030
	3,750	11,250	20.59	6/17/2031
	-	2,250	19.57	6/5/2032
		20,000	21.58	11/26/2032
	22,250	38,500		
Ivan Ivanov	8,928	11,072	$21.88	7/15/2031
	-	20,000	$17.38	9/8/2032
	8,928	31,072		
Justin Reilly	6,750	-	$55.19	9/16/2026
	2,250	-	60.01	5/28/2027
	4,000	-	79.44	5/12/2028
	3,750	1,250	41.97	6/17/2029
	16,750	1,250		
Bret Fausett	1,124	-	62.12	5/28/2026
	1,124	-	60.01	5/28/2027
	2,498	-	79.44	5/11/2028
	1,875	625	41.97	6/29/2029
	443	1,299	26.78	6/29/2030
	875	2,625	20.59	6/17/2031
	2,500	7,500	20.25	9/3/2031
	-	1,124	19.57	6/5/2032
	10,439	13,173		
Elliot Noss[1]	4,500	-	$62.12	5/28/2026
	4,500	-	60.01	5/28/2027
	5,000	-	79.44	5/12/2028
	5,000	-	41.97	6/17/2029
	5,000	-	26.78	6/29/2030
	15,000	-	20.59	6/17/2031
	4,500	-	19.57	6/5/2032
	43,500	-		

(1)   Mr. Woroch became Chief Executive Officer of Tucows Inc on November 6, 2025. Mr. Noss served as Chief Executive Officer until his resignation effective November 6, 2025.

The stock options grants listed in the above table were issued under our 2006 Plan.

Under the 2006 Plan, these options primarily vest over a period of four years and have a 7-year term. These options are not exercisable for one year after the grant. Thereafter they become exercisable at the rate of 25% per annum, becoming fully exercisable after the fourth year.

The following table sets forth information concerning subsidiary stock options held by the named executive officers as of December 31, 2025:

Name	Number of Securities Underlying Unexercised Subsidiary Options (#) Exercisable		Number of Securities Underlying Unexercised Subsidiary Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
	Wavelo	Ting	Wavelo	Ting		
Ivan Ivanov	15,625	-	134,375	-	1.27	7/14/2031
	15,625	-	134,375	-		
Justin Reilly	4,500,000	-	-	-	1.27	11/8/2029
	4,500,000	-	-	-		
Bret Fausett	75,000	-	-	-	1.27	11/8/2029
	-	25,000	-	-	6.00	1/15/2030
	75,000	25,000	-	-		
Elliot Noss(1)	1,000,000	-	-	-	1.27	11/8/2029
	-	2,000,000	-	-	6.00	1/15/2030
	1,000,000	2,000,000	-	-		

(1)   Mr. Noss served as Chief Executive Officer until his resignation effective November 6, 2025.

The stock option grants listed in the above table were issued under the Wavelo, Inc. 2022 Equity Compensation Plan ("Wavelo ECP") and the 2022 Ting Equity Compensation Plan ("Ting ECP") adopted in 2022 and 2023 respectively.

Under the Wavelo ECP, these options primarily vest over a period of three years and have a 7-year term. For the initial grants under the plan, the first 25% became exercisable within three months and vesting ratably monthly thereafter, after the third year.

Under the Ting ECP, these options primarily vest over a period of four years and have a 10-year term.

Director Compensation

The required information regarding our director compensation is set forth in Part III, Item 10 "Directors, Executive Officers and Corporate Governance" of this Annual Report and is incorporated herein by reference.

Potential Payments on Termination or Change in Control

We have certain agreements that require us to provide compensation to our NEO in the event of a termination of employment or a change in control of Tucows. These agreements are summarized following the table below and do not include any payment for termination for cause. The tables below show estimated compensation payable to each NEO upon various triggering events. Actual amounts can only be determined upon the triggering event.

Ivan Ivanov (1)	2025	Termination without Cause (Dollar amounts in U.S. dollars)	Change in Control (Dollar amounts in U.S. dollars)
Compensation			
Base Salary/Severance (2)		412,000	412,000
Bonus Plan (3)		247,200	247,200
Acceleration of Unvested Equity Awards (4)		-	-
Benefits (5)			
Healthcare Flexible Spending Account		-	-
		$ 659,200	$ 659,200

Bret Fausett [1]

	2025	Termination without Cause (Dollar amounts in U.S. dollars)	Change in Control (Dollar amounts in U.S. dollars)
Compensation			
Base Salary/Severance [2]		$ 408,333	$ 408,333
Bonus Plan [3]		245,000	245,000
Acceleration of Unvested Equity Awards [4]			-
Benefits [5]			
Healthcare Flexible Spending Account			-
		$ 653,333	$ 653,333

Justin Reilly [1]

		Termination without Cause (Dollar amounts in U.S. dollars)	Change in Control (Dollar amounts in U.S. dollars)
Compensation			
Base Salary/Severance [2]		$ 841,743	$ 841,743
Bonus Plan [3]		505,046	505,046
Acceleration of Unvested Equity Awards [4]		-	-
Benefits [5]			
Healthcare Flexible Spending Account		730	730
		$ 1,347,519	$ 1,347,519

David Woroch [1]

		Termination without Cause (Dollar amounts in U.S. dollars)	Change in Control (Dollar amounts in U.S. dollars)
Compensation			
Base Salary/Severance		$ 1,822,227	$ 1,822,227
Bonus Plan [3]		1,822,227	1,822,227
Acceleration of Unvested Equity Awards [4]		-	405,964
Benefits [5]			
Healthcare Flexible Spending Account		7,850	7,850
		$ 3,652,304	$ 4,058,268

(1) For the purpose of the table we assumed an annual base salary at the executive's level as of December 31, 2025.
(2) For Mr. Ivanov, severance compensation is twelve (12) months of base salary if termination occurs prior to the 18-month anniversary of his Effective Date of July 15, 2024, and thereafter six (6) months of base salary plus one (1) week of base salary for each completed year of service, subject to a maximum of twenty-four (24) months of base salary.
For Mr. Fausett, severance compensation is six (6) months of base salary plus one additional month of base salary for each completed year of service, subject to a maximum of twenty-four (24) months.
For Mr. Reilly, severance compensation is twelve (12) months of base salary plus one (1) additional month of base salary for each completed year of service, subject to a maximum of twenty-four (24) months.
(3) For the purpose of the table we assumed that the annual incentive bonus target as of December 31, 2025 had been achieved and that no overachievement bonus or special bonuses would be payable.
(4) For Messrs. Woroch, Ivanov, Fausett, and Reilly, their options continue to vest through and until the end of any severance period. Amounts disclosed in this table equal the closing market value of our common stock as of December 31, 2025, minus the exercise price, multiplied by the number of unvested shares of our common stock that would vest. The closing market value of our common stock on December 31, 2025 was 22.42.
(5) Pay for unused vacation, extended health, matching registered retirement savings plan benefit, life insurance and accidental death and dismemberment insurance are standard programs offered to all employees and are therefore not reported.

Employment Agreements—Termination

Employment contracts are currently in place for each of the NEOs. These employment contracts detail the severance payments that will be provided on termination of employment and the consequent obligations of non-competition and non-solicitation.

The following details the cash severance payment that will be paid to each of the named executive officers in the event of termination without cause.

Upon termination without cause, Messrs. Ivanov, Reilly and Fausett are each entitled to a severance payment as set forth in their respective employment agreements. Severance payments can be made in equal monthly installments. Messrs. Ivanov, Reilly and Fausett are each bound by a standard non-competition covenant for a period of twelve months following their termination.

For Mr. Ivanov, severance consists of twelve months of base salary if termination occurs prior to the 18-month anniversary of July 15, 2024, and thereafter six months of base salary plus one week of base salary for each completed year of service, subject to a maximum of twenty-four months of base salary.

For Mr. Fausett, severance consists of six months of base salary plus one additional month of base salary for each completed year of service, subject to a maximum of twenty-four months of base salary.

For Mr. Reilly, severance costs of twelve months of base salary plus one additional month of base salary for each completed year of service, subject to a maximum of twenty-four months of base salary.

Effective November 6, 2025, Mr. Woroch was appointed President and Chief Executive Officer and entered into a new fixed-term employment agreement with an initial term ending November 30, 2029. Under this fixed term employment agreement, upon termination without cause, Mr. Woroch is entitled to:

- Base salary through November 30, 2029, payable in accordance with the Company's normal payroll practices;
- Continuation of certain health and dental benefits through November 30, 2029;
- Pro-rata target annual incentive bonus payments through November 30, 2029, calculated at 100% of base salary and prorated for partial years; and
- Continued vesting of outstanding equity awards through November 30, 2029 in accordance with the terms of the applicable equity compensation plans.

These payments and benefits are subject to applicable withholdings and deductions and constitute Mr. Woroch's exclusive contractual entitlements upon termination without Cause, subject to statutory entitlements under applicable employment standards legislation.

For purposes of the employment agreements, "cause" is defined to mean the executive's conviction (or plea of guilty or nolo contendere) for committing an act of fraud, embezzlement, theft or other act constituting a felony or willful failure or an executive's refusal to perform the duties and responsibilities of his position, which failure or refusal is not cured within 30 days of receiving a written notice thereof from our Board.

Employment Agreements—Change in Control

Under his employment agreement, Mr. Woroch's agreement, in the event of a Change in Control (as defined in the agreement) and a termination of Mr. Woroch's employment in connection therewith, Mr. Woroch would be entitled to an enhanced severance package consisting of:

- Base salary through November 30, 2029;
- Continuation of certain health and dental benefits through November 30, 2029;
- Pro-rata target annual incentive bonus payments through November 30, 2029, calculated at 100% of base salary and prorated for partial years; and
- Full acceleration of all unvested stock options, with all outstanding options remaining exercisable for the remainder of their respective terms.

For purposes of the agreement, a "Change in Control" generally includes: (i) the sale or disposition of all or substantially all of the Company's assets for cash proceeds; (ii) the acquisition by any person or group of more than 50% of the combined voting power of the Company's outstanding securities; or (iii) the consummation of a merger or similar transaction resulting in cash proceeds to shareholders, unless the Company's pre-transaction shareholders continue to hold more than 50% of the voting power of the surviving entity in substantially the same proportions.

The employment agreements of Messrs. Ivanov, Fausett and Reilly do not provide for enhanced cash severance upon a Change in Control, and equity awards under the Company's equity compensation plan accelerate only at the discretion of the Plan Administrator.

All payments are subject to applicable withholdings and deductions.

Separation of Elliot Noss

On November 6, 2025, Tucows Inc. (the "Company") announced that Elliot Noss stepped down from his position as President and Chief Executive Officer of the Company, effective November 6, 2025 (the "Separation Date"), and from any other positions held with the Company and any of the Company's subsidiaries. In connection with his departure, the Company and Mr. Noss entered into a mutual separation agreement dated as of November 6, 2025 (the "Separation Agreement"). Pursuant to the Separation Agreement, Mr. Noss is entitled to receive severance benefits, including: (i) a cash payment of $2,500,000; (ii) accelerated vesting of certain outstanding equity awards which had no intrinsic value as of the Seperation Date because the Company's exercise price exceeded the Company's closing stock price on November 6, 2025; (iii) continuation of group health and dental benefits (including executive health benefits) through November 6, 2027 with an estimate aggregate cost of the Company of approximately $25,000; and (iv) reimbursement of legal fees incurred in connection with the Separation Agreement, up to a maximum of $15,000. Receipt of these benefits is conditioned upon Mr. Noss's execution of a Release and Indemnity Agreement and continued compliance with the post-employment restrictive covenants contained in his employment agreement with the Company dated January 22, 2003 (the "Employment Agreement"), including the confidentiality and non-solicitation provisions therein, except that the Company has waived the requirements of Section 7(a) of the Employment Agreement. For additional information regarding potential payments upon termination of employment, see "Potential Payments Upon Termination or Change in Control" included elsewhere in this Annual Report on Form 10-K.

Compensation Committee Interlocks and Insider Participation

The members of the Governance Committee, which prior to May 21, 2025 was the Corporate Governance, Nominating and Compensation Committee, are Mr. Matheson (Chair), Dr. Matz, and Mr. Uhrenbacher. As of May 21, 2025, the Company formed a separate Compensation Committee whose members are Mr. Uhrenbacher (Chair), Mr. Nienaber, and Mr. Taylor. To ensure that our compensation policies are administered in an objective manner, our prior Corporate Governance, Nominating and Compensation Committee and, as of May 21, 2025, the Compensation Committee are comprised entirely of independent directors. No member of our prior Corporate Governance, Nominating and Compensation Committee and, as of May 21, 2025, the Compensation Committee has ever been an officer or employee of the Company or its subsidiaries. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our Board or our prior Corporate Governance, Nominating and Compensation Committee and, as of May 21, 2025, the Compensation Committee.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth the beneficial ownership of our common stock, as of March 12, 2026, by each of our directors and NEOs, as well as by all of our directors and executive officers as a group. The information on beneficial ownership in the table and related footnotes is based upon data furnished to us by, or on behalf of, the persons referred to in the table. Unless otherwise indicated in the footnotes to the table, each person named has sole voting power and sole investment power with respect to the shares included in the table.

	Beneficial Ownership of Company Stock				
Name	Company Stock Beneficially Owned Excluding Options		Company Stock Options Exercisable within 60 Days of March 12, 2026	Total Common Stock Beneficially Owned	Percent of Class(1)
Elliot Noss 96 Mowat Avenue Toronto, Ontario, Canada	568,077	(2)	43,500	611,577	5.5%
David Woroch	125,348	(4)	22,250	147,598	1.3%
Ivan Ivanov	755	(3)	10,357	11,112	*
Justin Reilly	1,944		16,750	18,694	*
Bret Fausett	33,128	(5)	10,439	43,567	*
Marlene Carl	18		19,375	19,393	*
Lee Matheson	-		10,625	10,625	*
Stephan Uhrenbacher	1,388		-	1,388	*
Laurenz Malte Nienaber	100	(7)	-	100	*
Allen Taylor	15,600		-	15,600	*
Jeffrey Tory	2,900		-	2,900	*
Sandra Matz	-		-	-	*
Gigi Sohn	-		-	-	*
Robin Chase	29,172		-	29,172	*
Erez Gissin	17,887		-	17,887	*
Jeffrey Schwartz	12,375		-	12,375	*
Allen Karp	18,014	(6)	-	18,014	*
All directors (including former directors) and executive officers as a group (17 persons)	826,706		133,296	960,002	8.6%

* Less than 1%.

(1) Based on 11,128,972 shares outstanding as of March 10, 2026, and stock options exercisable within 60 days of March 12, 2026.

(2) Includes an aggregate of 114,670 shares of common stock that are held in Mr. Noss's RRSP accounts and 6,000 held by Mr. Noss's US Retirement Savings account. Includes 1,639 shares of common stock that are held in Mr. Noss's TFSA account. Includes 2,470 shares held by Mr. Noss's spouse, for which Mr. Noss disclaims ownership, and and 38,968 shares of common stock that are held in Mr. Noss's former spouses name, over which he has voting power only. Includes approximately 198,729 shares of Common Stock (the number of shares is dynamic and represent $5 million CAD value) that are subject to a loan and pledge arrangement entered into by Mr. Noss in order to satisfy the required Canadian taxes and exercise price due in connection with the exercise of expiring options. The amount also includes 20,250 shares held in a charitable organization over which Mr. Noss has shared voting and investment power.

(3) Includes 755 shares held in Mr. Ivanov's 401(K) retirement savings plan.

(4) Includes 54,984 shares of common stock that are held in Mr. Woroch's RRSP account and 10,750 shares of common stock held in his wife's RRSP account.

(5) Includes 2,023 shares held in Mr. Fausett's 401(K) retirement savings plan.

(6) Includes 3,000 shares of common stock that are held directly by Mr. Karp's wife.

(7) Includes 100 shares of common stock that are held directly by Mr. Nienaber's wife.

Share Ownership of Certain Beneficial Owners

The following table sets forth information with respect to each shareholder known to us to be the beneficial owner of more than 5% of our outstanding common stock as of March 12, 2026 except for Mr. Noss, whose beneficial ownership of shares is described in the table above.

Name and Address of Beneficial Owner	Beneficial Ownership of Common Stock	
	Number of Shares Beneficially Owned	Percent of Class (1)
Edgepoint Investment Group, Inc. 150 Bloor Street West, Suite 500 Toronto, Ontario, Canada, M5S 2X9	2,118,575[2]	19.0%
Norman Rentrop Ruengsdorfer Str. 2e 53173 Bonn, Germany	1,413,439[3]	12.7%
Blacksheep Fund Management Limited Rock House, Main Street, Blackrock, Co Dublin, Ireland A94 YY39	1,091,985[4]	9.8%
Monega Kapitalanlagegesellschaft mbH Stolkgasse 25-45, 50667 Koln, Germany.	627,539[5]	5.4%

(1) Based on 11,128,972 shares outstanding as of March 10, 2026.

(2) Edgepoint Investment Group, Inc. has sole dispositive power and sole voting power over 1,947,291 shares of common stock, and shared dispositive and shared voting power over 158,874 shares of common stock. This information is based solely on a review of a Schedule 13G filed with the SEC on February 14, 2024 by Edgepoint Investment Group, Inc.

(3) Norman Rentrop has sole dispositive power and sole voting power over 1,413,439 shares of common stock. This information is based solely on a review of a Schedule 13G filed with the SEC on January 07, 2025 by Norman Rentrop.

(4) Blacksheep Fund Management Ltd. has shared voting power and shared dispositive power over 1,091,985 shares of common stock. This information is based solely on a review of a Schedule 13G/A filed with the SEC on May 15, 2025 by Blacksheep Fund Management Limited.

(5) Monega Kapitalanlagegesellschaft mbH has sole voting and sole dispositive power over 601,155 shares of common stock. This information is based solely on a review of a Schedule 13G/A filed with the SEC on May 15, 2025 by Monega Kapitalanlagegesellschaft mbH.

Equity Compensation Plan Information

The following table provides information for our Company equity compensation plans as of December 31, 2025:

Plan category	Number of securities to be issued upon exercise of outstanding Company Options, warrants and rights (#)	Weighted average exercise price of outstanding Company Options, warrants and rights ($)	Number of securities remaining available for future issuance under the plan (excluding securities reflected in the first column) (#)
Equity compensation plans approved by security holders:			
2006 Equity Compensation Plan	961,376	$ 39.65	1,193,590
Equity compensation plans not approved by security holders	-	-	-
Total	961,376	$ 39.65	1,193,590

The following table provides information for our Wavelo equity compensation plans as of December 31, 2025:

Plan category	Number of securities to be issued upon exercise of outstanding Subsidiary Options, warrants and rights (#)	Weighted average exercise price of outstanding Subsidiary Options, warrants and rights ($)	Number of securities remaining available for future issuance under the plan (excluding securities reflected in the first column) (#)
Equity compensation plans approved by security holders:			
2022 Wavelo Equity Compensation Plan	15,305,714	$ 1.34	9,636,116
Equity compensation plans not approved by security holders	-	-	-
Total	15,305,714	$ 1.34	9,636,116

The following table provides information for our Ting equity compensation plans as of December 31, 2025:

Plan category	Number of securities to be issued upon exercise of outstanding Subsidiary Options, warrants and rights (#)	Weighted average exercise price of outstanding Subsidiary Options, warrants and rights ($)	Number of securities remaining available for future issuance under the plan (excluding securities reflected in the first column) (#)
Equity compensation plans approved by security holders:			
2023 Ting Equity Compensation Plan	4,646,012	$ 6.00	5,353,988
Equity compensation plans not approved by security holders	-	-	-
Total	4,646,012	$ 6.00	5,353,988

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Review, Approval or Ratification of Transactions with Related Persons

The Audit Committee of the Board is responsible for reviewing and, if appropriate, approving all related party transactions between us and any officer or director that would potentially require disclosure pursuant to the Audit Committee charter. As of the date of this Annual Report on Form 10-K, we expect that any transactions in which related persons have a direct or indirect interest will be presented to the Audit Committee for review and approval. While neither the Audit Committee nor the board have adopted a written policy regarding related party transactions, the Audit Committee makes inquiries to our management and our auditors when reviewing such transactions. Neither we nor the Audit Committee are aware of any transaction that was required to be reported with the SEC where such policies and procedures either did not require review or were not followed. In connection with Mr. Noss's resignation as Chief Executive Officer effective November 6, 2025, Mr. Noss entered into a consulting agreement pursuant to which he will provide consulting services relating to Ting at a monthly fee of $25,000. This arrangement was reviewed and approved by the Audit Committee in accordance with the Company's the Company's customary policies and practices.

Director Independence

Our Board has determined that each of Messrs. Nienaber, Matheson, Taylor, Tory, and Uhrenbacher, Dr. Matz, and Ms. Carl are independent directors, as prescribed by the listing standards of the NASDAQ Capital Market. In this Annual Report, each of these seven directors are referred to individually as an "independent director" and collectively as the "independent directors". In addition, our Board has determined that each member of our Audit Committee satisfies the applicable audit committee independence standards as prescribed by the listing standards of the NASDAQ Capital Market and Rule 10A-3 under the Exchange Act, and that each member of our Corporate Governance, Nomination and Compensation Committee satisfies the applicable compensation committee member independence standards as prescribed by the listing standards of the NASDAQ Capital Market and Rule 10C-1 under the Exchange Act.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A summary of the fees of Deloitte LLP for the year ended December 31, 2025 and December 31, 2024 are set forth below:

	2025 Fees	2024 Fees
Audit Fees [1]	$ 2,890,423	$ 1,872,000
Audit-Related Fees [2]	34,863	24,000
Tax Fees [3]	95,780	157,000
All Other Fees [4]	355,000	310,000
Total Fees	$ 3,376,066	$ 2,363,000

[1] Consists of fees and expenses for (a) the annual audits of our Consolidated Financial Statements and the accompanying attestation report regarding our ICFR contained in our Annual Report on Form 10-K, (b) fees for statutory audits required for certain subsidiaries and (c) the review of quarterly financial information included in our Quarterly Reports on Form 10-Q.

[2] Consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

[3] Consists of fees and expenses for tax compliance and advisory services.

[4] Consists of permitted services other than those included above, in respect of certain transaction-related services.

Audit Committee pre-approval of audit and permissible non-audit services of independent auditors.

The Audit Committee has adopted a pre-approval policy that provides guidelines for the audit, audit-related, tax and other non-audit services that may be provided to us by our independent auditors. Under this policy, the Audit Committee pre-approves all audit and certain permissible accounting and non-audit services performed by the independent auditors. These permissible services are set forth on an attachment to the policy that is updated at least annually and may include audit services, audit-related services, tax services and other services. For audit services, the independent auditor provides the audit committee with an audit plan including proposed fees in advance of the annual audit. The Audit Committee approves the plan and fees for the audit.

With respect to non-audit and accounting services of our independent auditors that are not pre-approved under the policy, the employee making the request must submit the request to our Chief Financial Officer. The request must include a description of the services, the estimated fee, a statement that the services are not prohibited services under the policy and the reason why the employee is requesting our independent auditors to perform the services. If the aggregate fees for such services are estimated to be less than or equal to $50,000, our Chief Financial Officer will submit the request to the chairperson of the audit committee for consideration and approval, and the engagement may commence upon the approval of the chairperson. The chairperson is required to inform the full Audit Committee of the services at its next meeting. If the aggregate fees for such services are estimated to be greater than $50,000, our Chief Financial Officer will submit the request to the full Audit Committee for consideration and approval, generally at its next meeting or special meeting called for the purpose of approving such services. The engagement may only commence upon the approval of full Audit Committee.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this Annual Report:

1.   Financial Statements. The financial statements listed in the accompanying index to consolidated financial statements and condensed financial statements of Tucows Inc. are filed as part of this Annual Report.

2.   Financial Statement Schedules. Schedules are not submitted because they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

3.   Exhibits. The Exhibits listed below are filed or incorporated by reference as part of this Annual Report. Where so indicated by footnote, exhibits which were previously filed are incorporated by reference. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated in the footnotes below.

Exhibit No.	Description
2.1	Stock Purchase Agreement, dated as of January 20, 2017, by and among Tucows Inc., Tucows (Emerald), LLC, Rightside Group, Ltd., Rightside Operating Co. and Enom, Incorporated (Incorporated by reference to Exhibit 2.1 filed with Tucows' Current Report on Form 8-K, as filed with the SEC on January 23, 2017).
2.2	First Amendment, dated as of June 13, 2017, to Stock Purchase Agreement, dated as of January 20, 2017, by and among Tucows Inc., Tucows (Emerald), LLC, Rightside Group, Ltd., Rightside Operating Co. and Enom, Incorporated (Incorporated by reference to Exhibit 10.1 filed with Tucows' Current Report on Form 8-K, as filed with the SEC on June 15, 2017).
2.3	Asset Purchase Agreement, dated as of March 18, 2019, by and among Tucows Inc., Ting Fiber, Inc., NetNames European Holdings ApS, NetNames GmbH, CSC Administrative Services Limited UK, Corporation Service Company and Ascio Technologies, Inc. (Incorporated by reference to Exhibit 2.1 filed with Tucows' Current Report on Form 8-K, as filed with the SEC on March 20, 2019).
3.1.1	Fourth Amended and Restated Articles of Incorporation of Tucows Inc. (Incorporated by reference to Exhibit 3.1 filed with Tucows' Current Report on Form 8-K, as filed with the SEC on November 29, 2007).
3.1.2	Articles of Amendment to Fourth Amended and Restated Articles of Incorporation of Tucows Inc. (Incorporated by reference to Exhibit 3.1 filed with Tucows' Current Report on Form 8-K, as filed with the SEC on January 3, 2014).
3.2	Second Amended and Restated Bylaws of Tucows Inc. (Incorporated by reference to Exhibit 3.2 filed with Tucows' Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 29, 2007).
3.3	Amendment No. 1 to Second Amended and Restated Bylaws of Tucows Inc. (Incorporated by reference to Exhibit 3.3 filed with Tucows' Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).
4.1#	Description of Securities of the Registrant.
10.1*	2006 Equity Compensation Plan, as amended and restated, and approved by Shareholders as of September 8, 2020 (Incorporated by reference to Exhibit 4.1 filed with Tucows form S-8 as filed with the SEC on November 25, 2020).
10.2	Lease between 707932 Ontario Limited and Tucows International Corporation, dated as of December 10, 1999 (Incorporated by reference to exhibit number 10.9 filed with Tucows' Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the SEC on April 1, 2002).
10.3	Lease extension between 707932 Ontario Limited and Tucows Inc. and Tucows.com Co., dated as of September 18, 2004 (Incorporated by reference to Exhibit 10.8 filed with Tucows' Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 24, 2005).

10.4   Third Lease Extension and Amending Agreement, dated as of January 1, 2019, by and between 707921 Ontario Limited and Tucows (Delaware) Inc. and Tucows.com Co., (Incorporated by reference to Exhibit 10.5 filed with Tucows' Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the SEC on March 4, 2020).

10.5*   Description of Tucows Fiscal 2004 At Risk Compensation Plan (Incorporated by reference to Exhibit 10.9 filed with Tucows' Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 24, 2005).

10.6   Amended and Restated Senior Secured Credit Agreement, dated as of June 14, 2019, by and among Tucows.com Co., Ting Fiber, Inc., Ting, Inc., Tucows (Delaware) Inc., Tucows (Emerald), LLC, as Borrowers, Tucows, Inc., as parent, Royal Bank of Canada, as Administrative Agent, and Royal Bank of Canada, Bank of Montreal, Bank of Nova Scotia, HSBC Bank Canada and Canadian Imperial Bank of Commerce, as Lenders (Incorporated by reference to Exhibit 10.1 filed with Tucows' Current Report on Form 8-K, as filed with the SEC on June 18, 2019).

10.7   Amending Agreement No. 1, dated as of November 27, 2019, to the Amended and Restated Senior Secured Credit Agreement, dated as of June 14, 2019 (Incorporated by reference to Exhibit 10.1 filed with Tucows' Current Report on Form 8-K, as filed with the SEC on December 4, 2019).

10.8   Second Amended and Restated Senior Secured Credit Agreement, dated as of October 26, 2021, by and among Tucows.com Co., Ting Fiber, Inc., Ting Inc., Tucows (Delaware) Inc., Tucows (Emerald), LLC, as Borrowers, Tucows Inc. and certain other subsidiaries thereof, as Guarantors, Royal Bank of Canada, as Administrative Agent, and Bank of Montreal, Royal Bank of Canada, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, HSBC Bank Canada and Toronto Dominion-Bank as Lenders (Incorporated by reference to Exhibit 10.1 filed with Tucows' Current Report on Form 8-K, as filed with the SEC on November 18, 2021).

10.9   Asset Purchase Agreement, dated as of August 1, 2020, by and between Tucows Inc., and DISH WIRELESS L.L.C. (Incorporated by reference to Exhibit 10.1 filed with Tucows' Quarterly Report on Form 10-Q on November 5, 2020).

10.10   Mobile Virtual Network Enabler ("MVNE") Master Services Agreement, dated as of August 1, 2020, by and between Ting Inc., and DISH WIRELESS L.L.C (Incorporated by reference to Exhibit 10.2 filed with Tucows' Quarterly Report on Form 10-Q on November 5, 2020).

10.11   Third Amended and Restated Senior Secured Credit Agreement, dated as of August 8, 2022, by and among Tucows.com Co., Ting Inc., Tucows (Delaware) Inc., Tucows (Emerald), LLC, Wavelo Inc., as Borrowers, Tucows Inc. and certain other subsidiaries thereof, as Guarantors, Royal Bank of Canada, as Administrative Agent, and Bank of Montreal, Royal Bank of Canada, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, HSBC Bank Canada and Toronto Dominion-Bank as Lenders (Incorporated by reference to Exhibit 10.3 filed with Tucows Quarterly Report on Form 10-Q on November 3, 2022).

10.12   Amending Agreement No. 1 to the Third Amended and Restated Senior Secured Credit Agreement, dated as of November 2, 2022, by and among Tucows.com Co., Ting Inc., Tucows (Delaware) Inc., Tucows (Emerald), LLC, Wavelo, Inc. as Borrowers, Tucows Inc. and certain other subsidiaries thereof, as Guarantors, Royal Bank of Canada, as Administrative Agent, and Bank of Montreal, Royal Bank of Canada, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, HSBC Bank Canada and Toronto Dominion-Bank as Lenders. (Incorporated by reference to Exhibit 10.13 filed with Tucows' Quarterly Report on Form 10-K on March 15, 2023).

10.13   Amending Agreement No. 2 to the Third Amended and Restated Senior Secured Credit Agreement, dated as of March 14, 2023, by and among Tucows.com Co., Ting Inc., Tucows (Delaware) Inc., Tucows (Emerald), LLC, Wavelo, Inc. as Borrowers, Tucows Inc. and certain other subsidiaries thereof, as Guarantors, Royal Bank of Canada, as Administrative Agent, and Bank of Montreal, Royal Bank of Canada, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, HSBC Bank Canada and Toronto Dominion-Bank as Lenders. (Incorporated by reference to Exhibit 10.14 filed with Tucows' Quarterly Report on Form 10-K on March 15, 2023).

10.14   Series A Preferred Unit Purchase Agreement, dated as of August 8, 2022, by and among Ting Fiber, LLC, a Delaware limited liability company and Generate TF Holdings, LLC (Incorporated by reference to Exhibit 10.4 filed with Tucows' Quarterly Report on Form 10-Q on November 3, 2022).

10.15   Wavelo, Inc. 2022 Equity Compensation Plan (September 22, 2022) (Incorporated by reference to Exhibit 10.16 filed with Tucows' Quarterly Report on Form 10-K on March 13, 2023).

10.16   Ting Fiber, LLC 2022 Equity Compensation Plan (December 15, 2022) (Incorporated by reference to Exhibit 10.17 filed with Tucows' Quarterly Report on Form 10-K on March 13,2023).

10.17   Credit Agreement, dated as of September 22, 2023, by and among, Tucows Inc. and its wholly owned subsidiaries, Tucows.com Co., Ting Inc., Tucows (Delaware) Inc., Wavelo Inc., and Tucows (Emerald), LLC, Bank of Montreal as Agent and other parties thereto as amended by that certain Extension agreement dated September 8, 2025 (Incorporated by references to Exhibit 10.1 filed with Tucows' Current Report on Form 8-K, as filed with the SEC on September 8, 2025).

10.18   Note Purchase Agreement, dated as of May 4, 2023, by and among Ting Issuer LLC, the asset entities party thereto, Ting Holdco LLC, Ting Fiber, LLC, and each of the Purchasers listed on the Purchaser Schedule thereto (Incorporated by reference to Exhibit 10.1 filed with Tucows' Current Report on Form 8-K, as filed with the SEC on May 5, 2023)

10.19   Note Purchase Agreement, dated as of August 20, 2024, by and among Ting Issuer LLC, the asset entities party thereto, Ting Holdco LLC, Ting Fiber, LLC, and each of the Purchasers listed in Purchaser Schedule thereto (Incorporated by reference to Exhibit 10.1* filed with Tucows' Current Report on Form 8-K, as filed with the SEC on August 23, 2024).

10.20   Sixth Amendment to Mobile Virtual Network Enable ("MNVE") Master Service Agreement effective as of January 1, 2025, by and between Wavelo, Inc. and DISH Wireless L.L.C. (Incorporated by reference to Exhibit 10.1 filed with Tucows' Quarterly Report on Form 10-Q, as filed with SEC on May 8, 2025).

10.21#   Mutual Separation Agreement and Release and Indemnity Agreement, dated as of November 6, 2025, by and between Tucows Inc. and Elliot Noss

10.22#   Consulting Agreement, dated as of November 6, 2025, by and between Tucows Inc. and Elliot Noss

10.24*#   Employment Agreement, dated as of November 6, 2025, by and between Tucows Inc. and David Woroch

Exhibit No.	Description
19.1#	Insider Trading Policy.
21.1#	Subsidiaries of Tucows Inc.
23.1#	Consent of Deloitte LLP, Independent Registered Public Accounting Firm.
31.1#	Chief Executive Officer's Rule 13a-14(a)/15d-14(a) Certification.
31.2#	Chief Financial Officer's Rule 13a-14(a)/15d-14(a) Certification.
32.1†	Chief Executive Officer's Section 1350 Certification.
32.2†	Chief Financial Officer's Section 1350 Certification.
97.1	Compensation Recoupment Policy of Tucows Inc., dated November 17, 2023 (Incorporated by reference to Exhibit 97.1 filed with Tucows' Annual Report on Form 10-K, filed with the SEC on March 13, 2025)
101.INS#	Inline XBRL Instance Document (the Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH#	Inline XBRL Taxonomy Extension Schema
101.CAL#	Inline XBRL Taxonomy Extension Calculation
101.DEF#	Inline XBRL Taxonomy Extension Definition
101.LAB#	Inline XBRL Taxonomy Extension Labels
101.PRE#	Inline XBRL Taxonomy Extension Presentation
104	The cover page from this Annual Report on Form 10-K, formatted as Inline XBRL.

*	Management or compensatory contract.
#	Filed herewith.
†	Furnished herewith.

ITEM 16. FORM 10-K SUMMARY

Not applicable.


INDEX TO FINANCIAL STATEMENTS
Consolidated Financial Statements of Tucows Inc.



F-1


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tucows Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Tucows Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 12, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto,   Canada
March 12, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tucows Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tucows Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the Parent Company Condensed Financial Statements of Tucows Inc. (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition — Refer to Notes 10 and 20 to the financial statements

Critical Audit Matter Description

The Company generates a significant portion of its revenue from domain name registration contracts within the Tucows Domains segment. Domain name contracts typically range from one to ten years, and the related revenue is recognized over time based on the underlying service period. Revenue is derived from a high volume of transactions and is highly automated to facilitate the registration, renewal, and management of domain names on behalf of customers.

Revenue derived from domain name registration contracts is a critical audit matter, given the automated nature of the processes and the high volume of transactions. As such, auditing domains revenue required an increased extent of audit effort, including the involvement of information technology ("IT") specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to domains revenue included the following, among others:

- With the assistance of IT specialists, evaluated the design and operating effectiveness of key systems and related controls (including general IT controls, business process controls, and other relevant controls) supporting the processing of domains revenue transactions, including the recording of these transactions into the general ledger.

- For a sample of the domain-level transactional data used in our substantive procedures, agreed them to underlying source documentation (third party registry information, ICANN database and payment records).

- Using the domain-level transactional data for fiscal 2025, designed and performed a substantive recalculation procedure and compared the results to the revenue recorded by the Company.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 12, 2026

We have served as the Company's auditor since 2023.

Tucows Inc.
Consolidated Balance Sheets
(Dollar amounts in thousands of U.S. dollars)

	December 31, 2025		December 31, 2024	
Assets				
Current assets:				
Cash and cash equivalents	$	46,759	$	56,903
Restricted cash		5,315		4,628
Accounts receivable, net of expected credit losses of $1,259 as of December 31, 2025 and $923 as of December 31, 2024		24,494		20,878
Deferred costs of fulfillment, current portion		97,151		101,467
Prepaid expenses and other		29,375		21,506
Total current assets		203,094		205,382
Deferred costs of fulfillment, long-term portion		15,883		15,508
Secured notes reserve funds		12,171		11,707
Property and equipment, net		281,955		331,049
Right of use lease asset		63,315		35,640
Intangible assets		19,703		24,755
Goodwill		130,410		130,410
Other assets		4,378		4,345
Total assets	$	730,909	$	758,796
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	35,272	$	40,236
Derivative instrument liability		75		1,270
Operating lease liability, current portion		5,771		5,150
Contract liabilities, current portion		131,581		135,649
Redeemable preferred units - no par value, 33,333,333 units authorized; 15,243,600 units issued and outstanding as of December 31, 2025, current portion		136,963		-
Other current liabilities		20,765		17,546
Total current liabilities		330,427		199,851
Contract liabilities, long-term portion		21,354		21,155
Operating lease liability, long-term portion		57,823		25,899
Syndicated revolver		189,531		194,426
Notes payable		291,646		287,646
Redeemable preferred units - no par value, 33,333,333 units authorized; 15,243,600 units issued and outstanding as of December 31, 2024, long-term portion		-		122,156
Other long-term liability		1,366		-
Deferred tax liability		2,962		2,963
Stockholders' deficit				
Common stock - no par value, 250,000,000 shares authorized; 11,111,453 shares issued and outstanding as of December 31, 2025 and 11,014,655 shares issued and outstanding as of December 31, 2024		38,308		36,581
Additional paid-in capital		23,526		19,241
Accumulated deficit		(225,977)		(150,158)
Accumulated other comprehensive loss		(57)		(964)
Total stockholders' deficit		(164,200)		(95,300)
Total liabilities and stockholders' deficit	$	730,909	$	758,796

See accompanying notes to Consolidated Financial Statements

Tucows Inc.
Consolidated Statements of Comprehensive Income (Loss)
(Dollar amounts in thousands of U.S. dollars, except per share amounts)

	For the For the Year Ended December 31, 2025	2024	2023
Net revenues	$ 390,300	$ 362,275	$ 339,337
Cost of revenues			
Direct cost of revenues	230,593	209,747	202,256
Network, other costs	23,032	28,164	33,044
Network, depreciation and amortization	42,721	41,335	37,370
Total cost of revenues	296,346	279,246	272,670
Gross profit	93,954	83,029	66,667
Expenses:			
Sales and marketing	48,381	59,382	67,806
Technical operations and development	17,813	18,627	19,217
General and administrative	42,875	37,068	33,406
Gain on disposition of property and equipment	(5,882)	-	-
Depreciation and amortization	3,526	4,285	9,890
Restructuring charges	-	10,954	-
Impairment of property and equipment	10,724	17,726	-
Total expenses	117,437	148,042	130,319
Loss from operations	(23,483)	(65,013)	(63,652)
Other income (expenses):			
Interest expense, net	(55,274)	(51,275)	(41,771)
Loss on debt extinguishment	-	-	(14,680)
Other income, net	11,447	14,414	17,033
Total other income (expenses)	(43,827)	(36,861)	(39,418)
Loss before provision for income taxes	(67,310)	(101,874)	(103,070)
Provision (recovery) for income taxes	8,509	7,986	(6,873)
Net loss for the period	(75,819)	(109,860)	(96,197)
Other comprehensive income (loss), net of tax			
Unrealized income (loss) on hedging activities	(89)	(2,681)	1,830
Net amount reclassified to earnings	996	(11)	(886)
Other comprehensive income (loss) net of tax expense (recovery) of $288, ($858) and $299 for the years ended December 31, 2025, 2024 and 2023, respectively.	907	(2,692)	944
Comprehensive loss, for the period	$ (74,912)	$ (112,552)	$ (95,253)
Basic and diluted loss per common share	$ (6.85)	$ (10.02)	$ (8.85)
Shares used in computing basic and diluted loss per common share	11,065,708	10,967,581	10,864,086

See accompanying notes to Consolidated Financial Statements

Tucows Inc.
Consolidated Statements of Stockholders' Equity
(Dollar amounts in thousands of U.S. dollars)

	Common stock		Additional paid in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total stockholders' equity
	Number	Amount				
Balances, December 31, 2022	10,817,110	$ 31,868	$ 8,106	$ 55,899	$ 784	$ 96,657
Stock-based compensation	86,295	2,505	5,966	-	-	8,471
Net loss	-	-	-	(96,197)	-	(96,197)
Other comprehensive income	-	-	-	-	944	944
Balances, December 31, 2023	10,903,405	$ 34,373	$ 14,072	$ (40,298)	$ 1,728	$ 9,875
Exercise of stock options	-	-	43	-	-	43
Stock-based compensation	111,250	2,208	5,126	-	-	7,334
Net loss	-	-	-	(109,860)	-	(109,860)
Other comprehensive loss	-	-	-	-	(2,692)	(2,692)
Balances, December 31, 2024	11,014,655	$ 36,581	$ 19,241	$ (150,158)	$ (964)	$ (95,300)
Exercise of stock options	-	-	31	-	-	31
Stock-based compensation	96,798	1,727	4,254	-	-	5,981
Net loss	-	-	-	(75,819)	-	(75,819)
Other comprehensive income	-	-	-	-	907	907
Balances, December 31, 2025	11,111,453	$ 38,308	$ 23,526	$ (225,977)	$ (57)	$ (164,200)

See accompanying notes to Consolidated Financial Statements

Tucows Inc.
Consolidated Statements of Cash Flows
(Dollar amounts in thousands of U.S. dollars)

	For the Year Ended December 31,		
	2025	2024	2023
Cash provided by:			
Operating activities:			
Net loss for the period	$ (75,819)	$ (109,860)	$ (96,197)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	46,247	45,620	47,260
Amortization of debt discount and issuance costs	4,662	4,479	3,331
Gain on disposal of assets	(5,882)	-	-
Impairment of property and equipment	11,533	19,167	4,822
Deferred income taxes (recovery)	(289)	854	(13,040)
Accretion of redeemable preferred units	14,456	9,758	14,163
Loss on debt extinguishment	-	-	14,680
Write off of debt discount and issuance cost	-	-	277
Loss on change in the fair value of forward contracts	-	-	1,624
Amortization of discontinued cash flow hedge	-	-	(1,144)
Stock-based compensation expense	7,139	7,021	8,134
Change in non-cash operating working capital			
Accounts receivable	(3,616)	1,328	(3,802)
Prepaid expenses and deposits	(7,060)	331	(382)
Deferred costs of fulfillment	3,941	(5,907)	(394)
Accounts payable and accrued liabilities	(4,668)	(1,565)	3,725
Contract liabilities	(3,869)	8,721	2,952
Other operating assets and liabilities	7,467	308	9,220
Net cash provided by (used in) operating activities	(5,758)	(19,745)	(4,771)
Financing activities:			
Proceeds received on exercise of stock options	31	43	-
Proceeds from issuance of notes payable	-	62,991	227,258
Redeemable preferred units redemption	-	-	(45,718)
Proceeds from redeemable preferred units	-	-	35,000
Deferred notes payable financing costs	-	(2,011)	(6,738)
Deferred preferred financing costs	-	-	145
Contingent payments for acquisitions	-	-	(1,600)
Proceeds received on syndicated revolver	-	-	52,382
Repayment of syndicated revolver	(5,000)	(16,500)	(80,182)
Payment of syndicated revolver costs	(423)	(25)	(1,711)
Net cash provided by (used in) financing activities	(5,392)	44,498	178,836
Investing activities:			
Proceeds on disposal of property and equipment and intangible asset	19,477	542	-
Additions to property and equipment	(17,114)	(56,460)	(92,055)
Acquisition of intangible assets	(206)	(575)	(528)
Net cash provided by (used in) investing activities	2,157	(56,493)	(92,583)
Increase (decrease) in cash and cash equivalents, restricted cash, and restricted cash equivalents	(8,993)	(31,740)	81,482
Cash and cash equivalents, restricted cash, and restricted cash equivalents beginning of year	73,238	104,978	23,496
Cash and cash equivalents, restricted cash, and restricted cash equivalents end of year	$ 64,245	$ 73,238	$ 104,978

Reconciliation of cash, cash equivalents, restricted cash, and restricted cash equivalents within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:						
Cash and cash equivalents		46,759		56,903		92,687
Restricted cash included in funds held by trustee		5,315		4,628		3,639
Restricted cash included in secured notes reserve funds		12,171		11,707		8,652
Total cash and cash equivalents, restricted cash, and restricted cash equivalents end of year	$	64,245	$	73,238	$	104,978
Supplemental cash flow information:						
Interest paid	$	43,778	$	37,961	$	24,736
Income taxes paid, net	$	5,651	$	7,653	$	4,929
Supplementary disclosure of non-cash investing and financing activities:						
Property and equipment acquired during the period not yet paid for	$	2,224	$	3,572	$	6,948

See accompanying notes to Consolidated Financial Statements

F-8

Notes to Consolidated Financial Statements
(Dollar amounts in thousands of U.S. dollars, except per share amounts)

1. Organization of the Company:

Tucows Inc. (referred to as the "Company", "Tucows", "we", "us" or through similar expressions) is a corporate parent, allocating capital and providing efficient shared services to its three businesses: Ting, Wavelo and Tucows Domains Services. Ting provides retail consumers and small businesses with high-speed fixed Internet access in a number of towns and cities across the United States. Wavelo offers platform services which provide solutions to support Communication Service Providers ("CSPs") including subscription and billing management, network orchestration and provisioning, individual developer tools, and other professional services. Tucows Domains Services is a global distributor of Internet services, including domain name registration, digital certificates, and email. It provides these services primarily through a global Internet-based distribution network of Internet Service Providers, web hosting companies and other providers of Internet services to end-users.

2. Significant Accounting Policies:

The Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars, except where otherwise noted.

(a) Basis of presentation

These Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Subsidiary financial condition

The Company's subsidiary, Ting, has negative operating cash flows and continues to make net losses. The Company has commenced a process to review strategic alternatives for the Ting business, however, Ting may not be able to meet its financial obligations over the twelve months following the date of the issuance of the financial statements without additional financing. Ting operates as a bankruptcy-remote entity and its debt has no recourse to the Company. Accordingly, the Company's direct financial exposure to Ting is limited to certain contractual guarantees as disclosed in "Note 19. Commitments and Contingencies". The Company does not believe that Ting's financial condition gives rise to substantial doubt about the Company's ability to continue as a going concern.

Change in presentation of Consolidated Financial Statements

Effective as of the Form 10-Q for the quarter ended March 31, 2025, filed on May 8, 2025, the Company has updated the format of its Consolidated Financial Statements. This revision condenses certain previously displayed line items to streamline presentation and improve clarity for the users of the financial statements.

Change in presentation of Consolidated Balance Sheet

Prior period balances have been adjusted to combine following line items:

1. "Inventory", "Income taxes receivable", "Other assets" and "Assets held for sale" within the line item "Prepaid expenses and other"
2. "Investments" and "Contract costs" and Contract asset - long term" within the line item "Other assets"
3. "Accounts payable" and "Accrued liabilities" within the line item "Accounts payable and accrued liabilities"
4. "Customer deposits", "Accreditation fees payable" and "Income taxes payable" within the line item "Other current liabilities"

These line items are adjusted on the Company's Consolidated Balance Sheets to conform to the current period presentation. The Company continues to present the line item information in "Note 22. Additional Financial Information".

Change in presentation of Consolidated Statements of Operations and Comprehensive Income (Loss)

Prior period balances have been adjusted to combine following line items:

1. "Network, depreciation of property and equipment" and "Network, amortization of intangible assets" within the line item "Network, depreciation and amortization"
2. "Depreciation of property and equipment" and "Amortization of intangible assets" within the line item "Depreciation and amortization"
3. "Income earned on sale of transferred assets, net" within the line item "Other income (expense)"

These line items are adjusted on the Company's Consolidated Statements of Operations and Comprehensive Income (Loss) to conform to the current period presentation. In addition, the Company provides additional disclosures related to "Income earned on sale of transferred assets, net" in "Note 17. Other income (Expenses)"

Change in presentation of Consolidated Statements of Cash flows

Prior period balances have been adjusted to combine following line items:

1. "Net amortization contract costs", "Net Right of use operating assets/Operating lease liability", "Disposal of domain names", "Undistributed earnings of equity method investee", "Contract assets", "Inventory", "Income taxes recoverable", "Customer deposits" and "Accreditation fees payable" within the line item "Other operating assets and liabilities"

These line items are adjusted on the Company's Consolidated Statements of Cash flows to conform to the current period presentation.

These presentational changes do not impact previously reported financial results and are intended to improve readability and align with industry best practices.

Comparative periods have been revised to conform to the current period's presentation where applicable.

(b) Use of estimates

The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. These estimates and assumptions are based on historical experience, available market information as applicable, third party analysis and on various other assumptions that are believed to be reasonable under the circumstances at the time they are made. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company's control.

Significant areas requiring use of estimates include, among others, the recoverability of property and equipment and other long-lived assets, goodwill and intangible assets, fair value measurements, revenue recognition, lease liabilities and right of use assets, income taxes, and contingencies.

(c) Cash and cash equivalents

All highly liquid investments, with an original term to maturity of three months or less are classified as cash and cash equivalents. This classification also extends to amounts in transit from payment providers and other clearing accounts. These in-transit balances have been initiated and collected from customers prior to the reporting date and are expected to settle shortly after the reporting date. Cash and cash equivalents are stated at cost which approximates market value.

(d) Restricted cash

Restricted cash is solely in connection with the 2023 Term Notes and 2024 Term Notes as defined in "Note 8. Notes Payable" and consists of (i) cash receipts held by trustee related to securitized assets and (ii) liquidity reserve funds. The non-current portion of the restricted cash is presented in "Secured notes reserve funds" on the Consolidated Balance Sheet.

(e) Inventory

Inventory primarily consists of Internet optical network terminals and customer installation equipment. All inventory is stated at the lower of cost or net realizable value, with cost being determined on a weighted average cost basis.

Inventory is analyzed for signs of obsolescence or damage on a regular basis. If assessments regarding the above factors adversely change, we may be required to write down the value of inventory.

(f) Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment. Assets deemed to have been abandoned are recorded at their salvage value and are not depreciated. Depreciation is provided on a straight-line basis so as to depreciate the cost of depreciable assets over their estimated useful lives at the following rates:

Asset	Rate
Computer equipment	30%
Computer software	$33^{1/3}$ - 100%
Furniture and equipment	20%
Vehicles and tools	20%
Fiber network (years)	15
Customer equipment and installations (years)	3
Leasehold improvements	Over term of lease
Capitalized internal use software (years)	3 - 7

The Company reviews the carrying values of its property and equipment for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Where such indicators exist, the Company performs impairment testing at the asset group level unless an asset generates independent cash flows. The Company first performs a qualitative assessment to determine whether events or circumstances indicate that that the carrying amount of the asset (group) may not be recoverable. The Company compares the carrying amount of the asset (group) to the undiscounted cash flows expected to be generated over its remaining useful life. If the carrying value exceeds the undiscounted future cash flows, the relevant asset (group) is considered to be impaired, and an impairment loss is recognized in the amount by which the carrying value of the asset (group) exceeds fair value.

For certain assets that the Company determined would be disposed of by abandonment, management estimates the salvage value. The salvage value is estimated based on management's judgment regarding realizability in secondary markets. Management bases its estimates on historical experience, available market information as applicable, third party analysis and on various other assumptions that are believed to be reasonable under the circumstances at the time they are made. Management regularly reviews its estimates of salvage values based on current market information and data, and recognizes additional impairment where salvage values decrease.

The determination of salvage value of the materials and supplies held for capital projects involves significant estimates, and it is reasonably possible that salvage value could materially change in the near term due to changing market conditions, market demand and subsequent asset sales.

In instances where assets are found to be damaged and have no salvage value, they are fully impaired.

Additions to the fiber network are recorded at cost, including all material, labor, capitalized interest, vehicle and installation and construction costs associated with the construction of cable transmission and distribution facilities. While the Company's capitalization is based on specific activities, once capitalized, costs are tracked by fixed asset category at the fiber network level and not on a specific asset basis. For assets that are retired, the estimated historical cost and related accumulated depreciation is derecognized.

Additions to land are recorded at cost, and include any direct costs associated with the purchase, as well as any direct costs incurred to bring it to the condition necessary for its intended use, such as legal fees associated with the acquisition and the cost of permanent improvements. Land is not depreciated.

We capitalize the development costs for software to be used internally when software development projects enter the application development stage. This occurs when we complete the preliminary project stage, management authorizes and commits to funding the project, and it is feasible that the project will be completed and the software will perform the intended function. We cease to capitalize costs related to a software project when it enters the post implementation and operation stage, which is the point at which a software project is substantially completed and ready for its intended use.

Costs capitalized during the application development stage consist of payroll and related costs for employees who are directly associated with, and who devote time directly to, a project to develop software for internal use. External contractor costs who are directly associated with, and who devote time directly to, a project to develop software for internal use are also capitalized. We do not capitalize any general and administrative or overhead costs or costs incurred during the application development stage related to research and development, training or data conversion costs. Research and development costs and data conversion costs may be recorded as Costs to fulfill a contract, if they relate to a specific professional services customer contract (see "Note 11. Costs to obtain and fulfill a contract"). Costs related to upgrades and enhancements to internal-use software, if those upgrades and enhancements result in additional functionality, are capitalized. If upgrades and enhancements do not result in additional functionality, those costs are expensed as incurred.

In determining and reassessing the estimated useful life over which the cost incurred for the software should be amortized, we consider the effects of obsolescence, technology, competition and other economic factors.

(g) Derivative Financial Instruments

The Company uses derivative financial instruments to manage foreign currency exchange risk.

The Company accounts for these instruments in accordance with ASC 815 Derivatives and Hedging ("ASC 815"), which requires that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value as of the reporting date. ASC 815 also requires that changes in our derivative financial instruments' fair values be recognized in earnings, unless specific hedge accounting and documentation criteria are met (i.e., the instruments are accounted for as hedges). The Company recorded the effective portions of the gain or loss on derivative financial instruments that were designated as cash flow hedges in accumulated other comprehensive income (loss) in our accompanying Consolidated Balance Sheets.

The fair value of the forward exchange contracts is determined using an estimated credit adjusted mark-to-market valuation which takes into consideration the Company's and the counterparty's credit risk. The valuation technique used to measure the fair values of the derivative instruments is a discounted cash flow technique, with all significant inputs derived from or corroborated by observable market data, as no quoted market prices exist for the derivative instruments. The discounted cash flow techniques use observable market inputs, such as foreign currency spot rate, Secured Overnight Financing Rate (SOFR), forward currency and interest rates.

(h) Goodwill and Other Intangible assets

Goodwill

Goodwill represents the excess of purchase price over the fair values assigned to the net assets acquired in business combinations. The Company does not amortize goodwill. Impairment testing for goodwill is performed annually in the fourth quarter of each year or more frequently if impairment indicators are present. Impairment testing is performed at the operating segment level, which the Company has assessed to be our reporting units. The Company has determined that it has three operating segments, Ting, Wavelo and Tucows Domains.

The Company performs a qualitative assessment to determine whether there are events or circumstances which would lead to a determination that it is more-likely-than-not that goodwill has been impaired. If, after this qualitative assessment, the Company determines that it is not more-likely-than-not that goodwill has been impaired, then no quantitative testing is necessary. In performance of the qualitative test, consideration is given to factors such as macro-economic, industry and market conditions including the capital markets, the competitive environment, in addition to other internal factors including changes to our market capitalization, cash flows, obligations and access to capital of our segments. In the event that the qualitative tests indicate that there may be impairment, quantitative impairment testing is required.

If required to perform the quantitative test, the Company compares the reporting unit's carrying amount to its fair value, which is typically estimated using an income approach in which future expected cash flows at the operating segment level are converted to present value using factors that consider the timing and risk of the future cash flows. The estimate of cash flows used is prepared on an unleveraged debt-free basis. The discount rate reflects a market-derived weighted average cost of capital. The Company believes that this approach is appropriate because it provides a fair value estimate based upon the expected long-term operating and cash flow performance for its operating segment. The projections are based upon the Company's best estimates of projected economic and market conditions over the related period including growth rates, estimates of future expected changes in operating margins and cash expenditures.

Other significant estimates and assumptions include terminal value growth rates, terminal value margin rates, future capital expenditures and changes in future working capital. If assumptions and estimates used to assess impairment prove to be inaccurate, future asset impairment charges could be required.

Intangibles Assets Not Subject to Amortization

Intangible assets not subject to amortization consist of surname domain names and direct navigation domain names. While the domain names are renewed annually, through payment of a renewal fee to the applicable registry, the Company has the exclusive right to renew these names at its option. Renewals occur routinely and at a nominal cost. Moreover, the Company has determined that there are currently no legal, regulatory, contractual, economic or other factors that limit the useful life of these domain names on an aggregate basis and accordingly treat the portfolio of domain names as indefinite life intangible assets. The Company re-evaluates the useful life determination for domain names in the portfolio each year to determine whether events and circumstances continue to support an indefinite useful life.

The indefinite life intangible assets are not amortized, but are subject to an annual impairment assessment, during which the Company evaluates whether changes in circumstances indicate potential impairment. Additionally, the Company reviews individual domain names in the portfolio for potential impairment throughout the fiscal year in determining whether a particular name should be renewed. Impairment is recognized for names that are not renewed.

Intangible Assets Subject to Amortization

Intangible assets subject to amortization consist of brand, customer relationships, technology and network rights and are amortized on a straight-line basis over their estimated useful lives as follows:

	(in years)
Technology	2 - 7
Brand	7
Customer relationships	3 - 7
Network rights	15

The Company continually evaluates whether events or circumstances have occurred that indicate the remaining estimated useful lives of its intangible assets subject to amortization may warrant revision or that the remaining balance of such assets may not be recoverable. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the asset in measuring whether the asset is recoverable.

(i) Revenue recognition

See "Note 10. Revenue" for a description of the Company's revenue recognition policy and a further description of the principal activities – disaggregated by reportable segments – from which the Company generates its revenue.

(j) Contract balances

The Company accounts for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly. Contract assets are recorded for services delivered under contracts, to the extent that the services delivered exceed the services which have been billed to the customer at the reporting date. Contract assets are transferred to receivables when the rights to consideration become unconditional. Contract assets primarily relate to long-term mobile platform services contracts. Contract liabilities primarily relate to the unearned portion of revenues received in advance related to the unexpired term of registration fees from domain name registrations and other domain related Internet services, on both a wholesale and retail basis. To a lesser extent, contract liabilities also include the unearned portion of construction services in the Ting segment received in advance of performance of the services, and a portion of the transaction price received from other professional services.

(k) Contract Costs

See "Note 11. Costs to obtain and fulfill a contract" for a description of the Company's contract cost recognition policy.

(l) Contract Modifications

Contracts may be amended to account for changes in contract specifications and requirements. Contract modifications exist when the amendment either creates new, or changes existing, enforceable rights and obligations. When contract modifications create new performance obligations and the increase in consideration approximates the standalone selling price for services related to such new performance obligations as adjusted for specific facts and circumstances of the contract, the modification is considered to be a separate contract. If a contract modification is not accounted for as a separate contract, the Company accounts for the promised services not yet transferred at the date of the contract modification (the remaining promised services) prospectively, as if it were a termination of the existing contract and the creation of a new contract, if the remaining services are distinct from the services transferred on or before the date of the contract modification. The Company accounts for a contract modification as if it were a part of the existing contract if the remaining services are not distinct and, therefore, form part of a single performance obligation that is partially satisfied at the date of the contract modification. In such case the effect that the contract modification has on the transaction price, and on the entity's measure of progress toward complete satisfaction of the performance obligation, is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) at the date of the contract modification (the adjustment to revenue is made on a cumulative catch-up basis).

(m) Leases

Under ASC 842, we determine if an arrangement is a lease at inception. Our lease agreements generally contain lease and non-lease components. Payments under our lease arrangements are primarily fixed. Non-lease components primarily include payments for maintenance and utilities. We combine fixed payments for non-lease components with lease payments and account for them together as a single lease component which increases the amount of our right of use assets and lease liabilities.

Certain lease agreements contain variable payments, which are expensed as incurred and not included in the right of use assets and lease liabilities. These payments include amounts contingent on the number of Ting internet subscribers connected to a leased fiber network, and payments for maintenance, utilities and property taxes.

We have elected to consider leases with a term of 12 months or less as short-term, and as such these have not been recognized on the balance sheet. We recognize lease expense for short-term leases on a straight-line basis over the lease term.

Right of use assets and lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, because the interest rate implicit in our leases is not readily determinable. Our incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Our lease terms include periods under options to extend the lease when it is reasonably certain that we will exercise that option, and periods covered by options terminate the lease if we are reasonably certain not to exercise that option. The lease term used in determining our right of use assets and lease liabilities is generally the non-cancelable period of the lease excluding any periods covered by an option to extend the lease or terminate the lease.

Operating lease expense is recognized on a straight-line basis over the lease term.

(n) Translation of foreign currency transactions

The Company's functional currency is the U.S. dollar. Monetary assets and liabilities of the Company and of its wholly owned subsidiaries that are denominated in foreign currencies are translated into United States dollars at the exchange rates prevailing at the balance sheet dates. Non-monetary assets and liabilities are translated at the historical exchange rates. Transactions included in operations are translated at the rate at the date of the transactions.

(o) Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in net income in the year that includes the enactment date. A valuation allowance is recorded if it is not likely that a deferred tax asset will be realized.

The Company recognizes the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority and includes consideration of interest and penalties. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The liability for unrecognized tax benefits is classified as non-current unless the liability is expected to be settled in cash within 12 months of the reporting date.

(p) Redeemable preferred units

See "Note 13. Redeemable preferred units" for the description and treatment of the Company's Series A Preferred Unit Purchase Agreement.

(q) Stock-based compensation

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest, we have elected to account for forfeitures when they occur. The Company recognizes stock-based compensation for both public company stock and private subsidiary stock - see "Note 15. Stock Option Plans."

(r) Earnings per common share

Basic earnings per common share has been calculated on the basis of net income for the year divided by the weighted average number of common shares outstanding during each year. Diluted earnings per share gives effect to all dilutive potential common shares outstanding at the end of the year assuming that they had been issued, converted or exercised at the later of the beginning of the year or their date of issuance. In computing diluted earnings per share, the treasury stock method is used to determine the number of shares assumed to be purchased from the conversion of common share equivalents or the proceeds of the exercise of options. When there is a net loss from operations, the Company considers all options anti-dilutive for the purposes of calculating a diluted earnings per share.

(s) Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, restricted cash, accounts receivable and forward foreign exchange contracts. Cash equivalents consist of deposits with major commercial banks, the maturities of which are three months or less from the date of purchase. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them. The counterparty to any forward foreign exchange contracts is a major commercial bank which management believes does not represent a significant credit risk. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

(t) Fair value measurement

Fair value of financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities
Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3—No observable pricing inputs in the market

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The fair value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accreditation fees payable, customer deposits, accrued liabilities, syndicated revolver, notes payable and redeemable preferred units (Level 2 measurements) approximate their carrying values due to the relatively short periods to maturity of the instruments.

The fair value of the derivative financial instruments is determined using an estimated credit-adjusted mark-to-market valuation (a Level 2 measurement) which takes into consideration the Company and the counterparty credit risk.

(u) Investments

The Company accounts for investments in entities over which it has the ability to exert significant influence, but does not control and is not the primary beneficiary of, using the equity method of accounting. The Company includes the proportionate share of earnings (loss) of the equity method investees in Other Income in the Consolidated Statements of Comprehensive Income (Loss). The proportional shares of affiliate earnings or losses accounted for under the equity method of accounting were not material for all periods presented. Equity investments in which the Company does not have significant influence are accounted for under ASC 321 - Accounting for Equity Interests. These investments are recorded in Investments on the Consolidated Balance Sheets, please see "Note 22. Additional Financial Information". If the fair value of these investments is readily determinable, they are measured at fair value, with changes recognized in Other Income (Expense), net. If the fair value is not readily determinable, the Company applies the measurement alternative, recording investment at cost, less any impairment, and adjusting for subsequent observable price changes when an observable transaction occurs. These adjustments are recorded in Other Income (Expense). The Company has determined that the fair value of its equity investments is not readily determinable and, therefore, applies the measurement alternative, recording investments at cost, less any impairment, and adjusting for observable price changes when applicable.

Ting Memphis Co is a limited partnership established to support the marketing and local presence of the Company's internet and mobile services in Memphis, Tennessee, in which the Company holds a general partnership interest. To simplify the presentation of our Consolidated Financial Statements, we have fully consolidated Ting Memphis Co as the non-controlling interest is considered immaterial. As a result, no separate presentation or disclosure of non-controlling interest has been made in the financial statements.

(v) Segment reporting

The Company is organized and managed based on three operating segments which are differentiated primarily by their services, the markets they serve and the regulatory environments in which they operate. No operating segments have been aggregated to determine our reportable segments.

Our reportable operating segments and their principal activities consist of the following:

Ting	This segment derives revenue from the retail high speed Internet access to individuals and small businesses primarily through the Ting website. Revenues are generated in the United States
Wavelo	This segment derives revenue from platform and other professional services related to communication service providers, including Mobile Network Operators and Internet Service Providers, and are primarily generated in the United States.
Tucows Domains	This segment includes wholesale and retail domain name registration services and value-added services. The Company primarily earns revenues from the registration fees charged to resellers in connection with new, renewed and transferred domain name registrations; the sale of retail Internet domain name registration and email services to individuals and small businesses. Domain Services revenues are attributed to the country in which the contract originates, primarily Canada and the United States.

Our segmented results include shared services allocations to the operating segments, including a profit margin, for Finance, Human Resources and other technical services. In addition, Wavelo charges Ting a subscriber based monthly charge service rendered. Financial impacts from these allocations and cross segment charges are eliminated as part of the consolidation.

The Company's assets are primarily located in Canada, the United States and Europe.

(w) Government Grants

The Company was the beneficiary of government grants from the City of Greenwood Village, Colorado, to support the construction of a fiber-to-the-premises (FTTP) network. The grant was intended to subsidize network construction, with the goal of providing broadband internet access service (BIAS) to all serviceable addresses within the city. The government grant was accounted for as a reduction of the cost basis of property and equipment in the Company's Consolidated Balance Sheet. Depreciation was calculated based on the reduced cost of the asset over its estimated useful life. In the second quarter of 2025, the Greenwood Village network was subsequently disposed of in connection with the sale of certain property and equipment and intangible assets.

The Company was awarded a grant under the Growing Rural Economies with Access to Technology ("GREAT") program administered by the North Carolina Department of Information Technology to support broadband deployment in Lee County, North Carolina. The grant provides reimbursement for qualifying construction costs incurred in connection with making broadband services available to designated locations within the awarded project area. Grant reimbursements are accounted for as a reduction of the cost basis of the related property and equipment. As of December 31, 2025, the Company had received reimbursements under the GREAT grant program, which were recorded as reductions to property and equipment in the Consolidated Balance Sheets.

(x)   *Recent Accounting Pronouncements*

Recent Accounting Pronouncements Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The ASU enhances the transparency and decision usefulness of income tax disclosures by requiring, among other things, additional disaggregation within the effective tax rate reconciliation and disclosure of income taxes paid by jurisdiction.

The Company adopted this ASU effective January 1, 2025. The adoption of this guidance impacted the Company's income tax disclosures but did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" (ASU 2024-03), which requires that a public entity disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation and (d) intangible asset amortization included in each relevant expense caption presented on the face of the income statement. The standard also requires an entity to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively as well as disclose the total amount of selling expenses and, annually, the entity's definition of selling expenses. ASU 2024-03 will be effective for annual periods beginning after December 15, 2026, with either retrospective or prospective application. The standard allows for early adoption of these requirements; we are currently evaluating the disclosure impacts of our adoption.

In September 2025, FASB issued ASU 2025-06 "Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software." The amendments update the accounting model for internal-use software by eliminating the prescriptive "development stage" framework and replacing it with a "probable-to-complete" threshold and a "significant development uncertainty" evaluation. The amendments also remove separate guidance for website development costs and require entities to apply the property, plant, and equipment disclosure requirements in Subtopic 360-10 to capitalized internal-use software. The amendments are effective for annual periods beginning after December 15, 2027, and interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its Consolidated Financial Statements and related disclosures.

3. Property and Equipment:

Property and equipment consist of the following (Dollar amounts in thousands of U.S. dollars):

	December 31, 2025	December 31, 2024
Computer equipment	$ 26,665	$ 53,907
Computer software	2,041	1,935
Capitalized internal use software	60,233	50,706
Furniture and equipment	1,662	1,893
Vehicles and tools	5,010	10,638
Fiber network[1]	272,713	272,959
Customer equipment and installations	28,010	58,883
Land	1,109	1,109
Buildings	9,389	9,208
Assets under construction	8,246	25,810
Leasehold improvements	428	743
	415,506	487,791
Less:		
Accumulated depreciation	133,551	156,742
	$ 281,955	$ 331,049

(1) Fiber network is presented net of $0.1 million government grants (2024: $1.6 million), with an impact of $0.1 million on accumulated depreciation (2024: $0.1 million).

Depreciation of property and equipment (Dollar amounts in thousands of U.S. dollars):

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Depreciation of property and equipment	$ 41,580	$ 40,323	$ 36,431

Impairment of Property and Equipment

During the year ended December 31, 2025, the Company recognized a total impairment expense of $11.5 million, related to abandoned materials and supplies held for capital projects and right-of-use ("ROU") assets. For financial statement presentation purposes, depending on the nature and stage of deployment, materials and supplies held for capital projects is included within "Assets under construction," and "Computer equipment" in the Consolidated Financial Statements.

2025 Impairment Charges

In the third quarter of 2025, management completed a review of remaining construction assets following the implementation of the 2024 Capital Efficiency Plan (as discussed and defined in "Note 21. Restructuring Costs") as well as the disposal of certain assets under construction in the second and third quarters of Fiscal 2025. As part of this review, certain assets were determined to no longer be usable or recoverable in ongoing operations or future network builds. Management concluded that these assets met the definition of 'assets disposed of by abandonment' under ASC 360-10 - *Impairment and Disposal of Long-Lived Assets* ("*ASC 360-10*").

Management also reassessed its estimated salvage values of the abandoned materials and supplies held for capital projects in 2024, based on current market conditions and updated expected recoveries. This reassessment resulted in a reduction in estimated recoverable amounts, and a corresponding write-down was recorded to reflect the updated estimates.

In total, assets with a carrying value of $14.9 million were impaired, with an estimated salvage value of $4.9 million, resulting in a recorded impairment charge of $10.0 million during the year ended December 31, 2025. These assets consisted of materials and supplies held for capital projects that were no longer intended for deployment in the Company's fiber network expansion. Additionally an impairment loss of $0.7 million was recognized related to ROU assets which is discussed under the "Note 12. Leases."

The remaining $0.8 million of impairment charges relate to specific network assets that were identified through routine inspections as being damaged and no longer in use and are recorded under "Network, other costs" in the Consolidated Statements of Comprehensive Income (Loss).

2024 Impairment Charges

During the year ended December 31, 2024, as part of the 2024 Capital Efficiency plan, management conducted a review of Assets under construction, Computer equipment, Fiber network and Customer and equipment installation to determine if there were specific assets that would no longer contribute to future operations.

This review resulted in the identification of assets within Assets under construction and Computer equipment that are no longer intended for deployment in the Company's fiber network expansion. These assets relate to specific work zones under construction, related capitalized design costs, and materials held for construction ("the impaired construction assets"). Prior to the 2024 Capital Efficiency Plan, the impaired construction assets were planned for future deployment in the operations of the Company's Ting reportable segment.

The impaired construction assets were deemed to be abandoned in accordance with ASC 360-10 and recorded at their salvage value, and the impairment charge was recognized immediately. In total, $33.6 million in assets were impaired, with an estimated salvage value of $15.9 million, resulting in a recorded impairment charge of $17.7 million. This charge is recorded under "Impairment of property and equipment" in the Consolidated Statements of Comprehensive Income (Loss).

The remaining $1.4 million impairment charges relate to specific network assets that were identified through routine inspections as being damaged and no longer in use and are recorded under "Network, other costs" in the Consolidated Statements of Comprehensive Income (Loss).

2023 Impairment Charges

During the year ended December 31, 2023, property and equipment with a net book value of $4.8 million were written off and included in "Network, other costs" in the Consolidated Statement of Comprehensive Income (Loss). The impairment losses incurred in 2023 related to specific network assets that were identified as being damaged and no longer in use. The full cost of the identified assets was recorded as an impairment loss.

Asset Dispositions

During the year ended December 31, 2025, the Company sold property and equipment and intangibles for gross proceeds of $20.8 million, comprising cash proceeds and a $1.0 million indemnification holdback. The net book value of the assets at the time of the sales was $15.0 million, resulting in a gain of $5.9 million, which is included in "Gain on disposition of property and equipment" in the Consolidated Statements of Operations and Comprehensive Income (Loss).

4. Goodwill and Other Intangible Assets:

Goodwill

Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in our acquisitions.

Goodwill consists of the following (Dollar amounts in thousands of U.S. dollars):

	Ting	Wavelo	Tucows Domains	Total
Balances, December 31, 2024	$ 22,724	$ -	$ 107,686	$ 130,410
Balances, December 31, 2025	$ 22,724	$ -	$ 107,686	$ 130,410

The Company's Goodwill balance is $130.4 million as of December 31, 2025 and December 31, 2024. The Company's goodwill relates 83% ($107.7 million) to its Tucows Domains operating segment and 17% ($22.7 million) to its Ting operating segment.

Goodwill is not amortized, but is subject to an annual impairment test. The Company performed an impairment analysis as outlined in "Note 2(h). Significant Accounting Policies." For the year ended December 31, 2025 ("Fiscal 2025") and the year ended December 31, 2024 ("Fiscal 2024"), the Company performed a qualitative assessment to determine whether events or changes in circumstances indicated that it was more likely than not that the fair value of any reporting unit was less than its carrying amount. Based on this assessment, for the year ended December 31, 2025, the Company identified indicators of potential impairment and therefore performed a quantitative impairment test in the Ting operating segment (reporting unit). The Company determined that the estimated fair value of the reporting unit exceeded its carrying value, and accordingly, no goodwill impairment charge was recorded for Fiscal 2025.

Other Intangible Assets

Intangible assets consist of acquired brand, technology, customer relationships, surname domain names, direct navigation domain names and network rights. The Company considers its intangible assets consisting of surname domain names and direct navigation domain names as indefinite life intangible assets. The Company has the exclusive right to these domain names as long as the annual renewal fees are paid to the applicable registry. Renewals occur routinely and at a nominal cost. The indefinite life intangible assets are not amortized, but are subject to an annual impairment assessment, during which the Company evaluates whether changes in circumstances indicate potential impairment. Additionally, throughout the year, management assessed specific domain names acquired through the acquisition of Mailbank.com Inc. in June 2006, that were due for renewal, and decided to renew. During the years ended December 31, 2025, December 31, 2024, and December 31, 2023, no impairment of indefinite life intangible assets was recorded.

Finite-life intangible assets, comprising brand, technology, customer relationships and network rights are being amortized on a straight-line basis over periods of two to fifteen years. The weighted average amortization period for all finite-life intangible assets is 5.4 years.

Throughout 2025, the Company purchased $0.2 million in customer relationship assets through hosting agreements whereby customer assets and domain names were obtained. These customer assets are being amortized over seven years.

Acquired intangible assets consist of the following (Dollar amounts in thousands of U.S. dollars):

	December 31, 2025			December 31, 2024		
	Gross Carrying Value	Accumulated Amortization	Total Net Book Value	Gross Carrying Value	Accumulated Amortization	Total Net Book Value
Brand	$ 15,765	15,675	$ 90	$ 15,764	15,340	$ 424
Customer relationships	64,148	58,361	5,787	66,467	56,719	9,748
Technology	10,157	9,264	893	10,157	8,631	1,526
Network Rights	1,468	798	670	1,515	730	785
Surname domain names	11,139	-	11,139	11,145	-	11,145
Direct navigation domain names	1,124	-	1,124	1,127	-	1,127
	$ 103,801	$ 84,098	$ 19,703	$ 106,175	$ 81,420	$ 24,755

	Surname domain names indefinite life	Direct navigation domain names indefinite life	Brand 7 years	Customer relationships 3 - 7 years	Technology 2 -7 years	Network rights 15 years	Total
Amortization period							
Balances, December 31, 2023	$ 11,151	$ 1,128	$ 870	$ 13,303	$ 2,148	$ 884	$ 29,484
Acquisition of customer relationship	-	-	-	575	-	-	575
Additions to/(disposals from) domain portfolio, net	(6)	(1)	-	-	-	-	(7)
Amortization expense	-	-	(446)	(4,130)	(622)	(99)	(5,297)
Balances December 31, 2024	$ 11,145	$ 1,127	$ 424	$ 9,748	$ 1,526	$ 785	$ 24,755
Acquisition of customer relationship	-	-	-	206	-	-	206
Additions to/(disposals from) domain portfolio, net	(6)	(3)	-	-	-	-	(9)
Write-down of Cedar intangible assets	-	-	-	(136)	(12)	(17)	(165)
Disposal of Cedar intangible assets	-	-	-	(417)	-	-	(417)
Amortization expense	-	-	(334)	(3,614)	(621)	(98)	(4,667)
Balances December 31, 2025	$ 11,139	$ 1,124	$ 90	$ 5,787	$ 893	$ 670	$ 19,703

The following table shows the estimated amortization expense for each of the next 5 years and thereafter, assuming no further additions to acquired intangible assets are made (Dollar amounts in thousands of U.S. dollars):

	Year ending December 31,
2026	$ 3,469
2027	1,896
2028	1,520
2029	306
2030	151
Thereafter	98
Total	$ 7,440

5. Fair Value Measurement:

For financial assets and liabilities recorded in our financial statements at fair value we utilize a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company's own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Equity investments without readily determinable fair value include ownership rights that do not provide the Company with control or significant influence. Such equity investments are recorded at cost, less any impairment, and adjusted for subsequent observable price changes as of the date that an observable transaction takes place. Subsequent adjustments are recorded in other income (expense), net.

The following table provides a summary of the fair values of the Company's derivative instruments measured at fair value on a recurring basis as of December 31, 2025 (Dollar amounts in thousands of U.S. dollars):

	December 31, 2025			
	Fair Value Measurement Using			Assets (Liabilities) at Fair value
	Level 1	Level 2	Level 3	
Derivative instrument asset (liability), net	$ -	$ (75)	$ -	$ (75)
Total assets (liabilities), net	$ -	$ (75)	$ -	$ (75)

The following table provides a summary of the fair values of the Company's derivative instruments measured at fair value on a recurring basis as of December 31, 2024 (Dollar amounts in thousands of U.S. dollars):

	December 31, 2024			
	Fair Value Measurement Using			Assets (Liabilities) at Fair value
	Level 1	Level 2	Level 3	
Derivative instrument asset (liability), net	$ -	$ (1,270)	$ -	$ (1,270)
Total assets (liabilities), net	$ -	$ (1,270)	$ -	$ (1,270)

6. Derivative Instruments and Hedging Activities:

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are foreign exchange rate risk and interest rate risk.

Since October 2012, the Company has employed a hedging program with a Canadian chartered bank to limit the potential foreign exchange fluctuations incurred on its future cash flows related to a portion of payroll, taxes, rent and payments to Canadian domain name registry suppliers that are denominated in Canadian dollars and are expected to be paid by its Canadian operating subsidiary. In May 2020, the Company entered into a pay-fixed, receive-variable interest rate swap with a Canadian chartered bank to limit the potential interest rate fluctuations incurred on its future cash flows related to variable interest payments on the Second Amended 2019 Credit Facility. The notional value of the interest rate swap was $70 million. During the third quarter of fiscal year 2022, the Company elected to discontinue its application of hedge accounting to its interest rate swaps prospectively. Until the interest rate swaps matured in June 2023, the derivatives continued to be carried at fair value in the accompanying Consolidated Balance Sheets with changes in their fair value from the date of discontinuance recognized in current period earnings in Interest expense, net in the Consolidated Statements of Operations and Comprehensive Income (Loss). Unrealized gains and losses in Accumulated other comprehensive income ("AOCI") as of the date of discontinuance were realized in net income over the remaining term of the underlying forecasted interest payments into interest expense over the original term of the hedged debt. Prior to the discontinuance, for the interest rate swap contracts, unrealized gains or losses on the effective portion of these contracts had been included in other comprehensive income (OCI) and reclassified to earnings when the hedged transaction settled. As of December 31, 2025, there are no interest swaps held by the Company.

The Company does not use hedging forward contracts for trading or speculative purposes. The foreign exchange contracts typically mature between one and twelve months, and the interest rate swap fully matured as of June 30, 2023.

The Company has designated its foreign exchange contracts as hedging instruments in cash flow hedges of forecast transactions. Where the critical terms of the hedging instrument and the entire hedged forecasted transaction are the same, in accordance with Topic 815, the Company concludes that changes in fair value and cash flows attributable to the risk being hedged are expected to completely offset at inception and on an ongoing basis. The Company designated the foreign exchange hedge as a cash flow hedge of expected future payments at the inception of the contract. Accordingly, for the foreign exchange contracts, unrealized gains or losses on the effective portion of these contracts were included within other comprehensive income (loss) and reclassified to earnings when the hedged transaction is settled. Cash flows from hedging activities were classified under the same category as the cash flows from the hedged items in the Consolidated Statements of Cash Flows. The fair value of the contracts, as of December 31, 2025 and December 31, 2024, is recorded as derivative instrument assets or liabilities. Where hedged transactions are no longer probable to occur, the loss on the associated forward contract would be recognized in earnings.

As of December 31, 2025, the notional amount of forward contracts that the Company held to sell U.S. dollars in exchange for Canadian dollars was $27.2 million, of which $27.2 million met the requirements of ASC 815 and were designated as hedges.

As of December 31, 2024 the notional amount of forward contracts that the Company held to sell U.S. dollars in exchange for Canadian dollars was $29.4 million, of which $29.4 million met the requirements of ASC 815 and were designated as hedges.

As of December 31, 2025, we had the following outstanding forward contracts to trade U.S. dollars in exchange for Canadian dollars:

Maturity date (Dollar amounts in thousands of U.S. dollars)	Notional amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Fair value
January - March 2026	$ 14,248	1.3609	$ (61)
April - June 2026	12,933	1.3609	(13)
	$ 27,181	1.3609	$ (75)

Fair value of derivative instruments and effect of derivative instruments on financial performance

The effect of these derivative instruments on our Consolidated Financial Statements as of, and for the years ended December 31, 2025 and 2024, were as follows (amounts presented do not include any income tax effects).

Fair value of derivative instruments in the consolidated balance sheets (see "Note 5. Fair Value Measurement"*)*

Derivatives (Dollar amounts in thousands of U.S. dollars)	Balance Sheet Location	As of December 31, 2025 Fair Value Asset (Liability)	As of December 31, 2024 Fair Value Asset (Liability)
Foreign Currency forward contracts designated as cash flow hedges (net)	Derivative instruments	$ (75)	$ (1,270)
Total foreign currency forward contracts (net)	Derivative instruments	$ (75)	$ (1,270)

Movement in AOCI balance for the year ended December 31, 2025 (Dollar amounts in thousands of U.S. dollars)

	Gains and losses on cash flow hedges	Tax impact	Total AOCI
Opening AOCI balance - December 31, 2024	$ (1,275)	$ 311	$ (964)
Other comprehensive income (loss) before reclassifications	(117)	28	(89)
Amount reclassified from AOCI	1,313	(317)	996
Other comprehensive income (loss) for the year ended December 31, 2025	1,196	(289)	907
Ending AOCI Balance - December 31, 2025	$ (79)	$ 22	$ (57)

Movement in AOCI balance for the year ended December 31, 2024 (Dollar amounts in thousands of U.S. dollars)

	Gains and losses on cash flow hedges	Tax impact	Total AOCI
Opening AOCI balance - December 31, 2023	$ 2,275	$ (547)	$ 1,728
Other comprehensive income (loss) before reclassifications	(3,536)	855	(2,681)
Amount reclassified from AOCI	(14)	3	(11)
Amortization of discontinued cash flow hedge	-	-	-
Other comprehensive income (loss) for the year ended December 31, 2024	(3,550)	858	(2,692)
Ending AOCI Balance - December 31, 2024	$ (1,275)	$ 311	$ (964)

Movement in AOCI balance for the year ended December 31, 2023 (Dollar amounts in thousands of U.S. dollars)

	Gains and losses on cash flow hedges	Tax impact	Total AOCI
Opening AOCI balance - December 31, 2022	$ 1,032	$ (248)	$ 784
Other comprehensive income (loss) before reclassifications	2,413	(583)	1,830
Amount reclassified from AOCI	(52)	14	(38)
Amortization of discontinued cash flow hedge	(1,118)	270	(848)
Other comprehensive income (loss) for the year ended December 31, 2023	1,243	(299)	944
Ending AOCI Balance - December 31, 2023	$ 2,275	$ (547)	$ 1,728

Effects of derivative instruments on income and other comprehensive income (OCI) (Dollar amounts in thousands of U.S. dollars)

Derivatives in Cash Flow Hedging Relationship	Amount of Gain or (Loss) Recognized in OCI, net of tax, on Derivative	Location of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income
		Operating expenses	$ 268
Foreign currency forward contracts for the year ended December 31, 2025	$ (89)	Cost of revenues	$ 1,046
		Operating expenses	$ (20)
Foreign currency forward contracts for the year ended December 31, 2024	$ (2,681)	Cost of revenues	$ 6
		Operating expenses	$ 46
Foreign currency forward contracts for the year ended December 31, 2023	$ 1,830	Cost of revenues	$ 6
Interest rate swap contract for the year ended December 31, 2023	$ -	Interest expense, net	$ -

7. Syndicated Revolver:

2023 Credit Facility

On September 22, 2023, the Company and its wholly owned subsidiaries, Tucows.com Co., Ting Inc., Tucows (Delaware) Inc., Wavelo, Inc. and Tucows (Emerald), LLC (each, a "Borrower" and together, the "Borrowers") and certain other subsidiaries of the Company, as guarantors, entered into a Credit Agreement (the "2023 Credit Agreement") with Bank of Montreal, as administrative agent ("BMO" or the "Agent"), and the lenders party thereto (the "Lenders"), to, among other things, provide the Borrowers with a revolving credit facility in an aggregate amount not to exceed $240 million (the "2023 Credit Facility"). The Borrowers may request an increase to the Credit Facility through new commitments of up to $60 million if the Total Funded Debt to Adjusted EBITDA Ratio (as defined in the 2023 Credit Agreement) is less than 3.75:1.00. In connection with the 2023 Credit Facility, the Company incurred $0.9 million of fees paid to the Lenders and $0.3 million of legal fees related to the debt issuance. These fees have been reflected as a reduction to the carrying amount of the loan payable and will be amortized over the term of the 2023 Credit Agreement.

On September 8, 2025, the Borrowers entered into a one-year Extension Agreement (the "Extension Agreement"). The Extension Agreement extends the term of the 2023 Credit Agreement through September 22, 2027. The material terms of the 2023 Credit Agreement remain unchanged; however, the Extension Agreement amends certain definitions relating to the treatment of specified expenses in the calculation of Adjusted EBITDA for purposes of the Total Funded Debt to Adjusted EBITDA Ratio financial covenant. In connection with the Extension Agreement, the Company incurred $0.4 million of fees paid to the Lenders. These fees have been reflected as reduction to the carrying amount of the loan payable and will be amortized over the extended term from September 2026 to September 2027.

During the twelve months ended December 31, 2025, the Company made repayments of $5.0 million on the 2023 Credit Facility. During the year ended December 31, 2024, the Company made net cash repayments of $16.5 million. During the year ended December 31, 2023, the Company made net cash repayments of $17.8 million and $10.0 million under the 2019 Credit Facility and the 2023 Credit Facility, respectively.

Third Amended 2019 Credit Facility

In connection with entering into the 2023 Credit Facility, on September 22, 2023, the Company paid off the principal balance, including accrued interest thereon, of the revolving loans outstanding under the Third Amended and Restated Credit Agreement (the "RBC Credit Agreement"), dated as of August 8, 2022, as amended, by and among the Company, certain subsidiaries of the Company as borrowers, certain other subsidiaries of the Company as guarantors, Royal Bank of Canada, as administrative agent ("RBC"), and the lenders party thereto, pursuant to which Tucows' prior credit facility that provided the Borrowers with a $240 million revolving credit facility (the "2019 Credit Facility"). The RBC Credit Agreement automatically terminated upon the receipt by RBC of certain backstop letters of credit delivered by BMO.

2023 Credit Facility Terms

The 2023 Credit Agreement contains customary representations and warranties, affirmative and negative covenants, and events of default. The 2023 Credit Agreement requires that the Company comply with certain customary non-financial covenants and restrictions. In addition, the Company has agreed to comply with the following financial covenants: (1) a leverage ratio, by maintaining at all times; Total Funded Debt to Adjusted EBITDA Ratio, of not more than 3.75:1.00; and (2) an interest coverage ratio, by maintaining as of the end of each rolling four financial quarter period, an Interest Coverage Ratio, (as defined in the Credit Agreement) of not less than 3.00:1.00. The required principal repayment of $190.4 million is due in September 2027.

During the years ended December 31, 2025 and December 31, 2024 the Company was in compliance with the covenants under its credit agreements in effect at the time. During the year ended December 31, 2025 and December 31, 2024 the Company recognized $0.6 million and $0.6 million, respectively, of interest expense related to the amortization of the debt issuance costs of the 2023 Credit Facility.

Borrowings under the 2023 Credit Agreement will accrue interest and standby fees based on the Company's Total Funded Debt to Adjusted EBITDA ratio and the availment type as follows:

| | If Total Funded Debt to Adjusted EBITDA is: | | | |
Availment type or fee	Less than 2.00	Greater than or equal to 2.00 and less than 2.75	Greater than or equal to 2.75 and less than 3.50	Greater than or equal to 3.50 and less than 3.75
Canadian dollar borrowings based on the Canadian overnight repo rate average or U.S. dollar borrowings based on SOFR and letter of credit fees (Margin)	1.50%	2.00%	2.50%	3.00%
Canadian borrowings based on Prime Rate or Canadian or U.S. dollar borrowings based on Base Rate (Margin)	0.25%	0.75%	1.25%	1.75%
Standby fees	0.30%	0.40%	0.50%	0.60%

The following table summarizes the Company's borrowings under the credit facilities (Dollar amounts in thousands of U.S. dollars):

	December 31, 2025	December 31, 2024
Revolver	$ 190,400	$ 195,400
Less: unamortized debt discount and issuance costs	(869)	(974)
Total Syndicated Revolver, long-term portion	$ 189,531	$ 194,426

The following table summarizes our scheduled principal repayments as of December 31, 2025 (Dollar amounts in thousands of U.S. dollars):

2026	$ -
2027	190,400
	$ 190,400

8. Notes Payable:

2024 Term Notes

On August 20, 2024, Tucows Inc., through its indirect and wholly owned subsidiaries, including Ting Fiber, LLC, entered into a definitive agreement relating to a securitized financing facility related to a privately placed securitization transaction. On August 20, 2024, the Issuer, a limited purpose, bankruptcy-remote, indirect wholly owned subsidiary of the Company, issued: (i) $55,000,000 of its 5.63% Secured Fiber Revenue Notes, Series 2024-1, Class A-2 (the “2024 Class A-2 Notes”), (ii) $8,000,000 of its 6.85% Secured Fiber Revenue Notes, Series 2024-1, Class B (the “2024 Class B Notes”), and (iii) $16,000,000 initial principal amount of 9.15% Secured Fiber Revenue Notes, Series 2024-1, (the “Class C Notes” together with the 2024 Class A-2 Notes and the 2024 Class B Notes, the “2024 Term Notes”). The Tranche C notes were not sold in this transaction, and they remain available for future sale depending on market conditions. The net proceeds from the issuance of the 2024 Term Notes were $61.0 million, after deducting a debt discount of Nil and issuance costs of $2.0 million.

The 2024 Term Notes were issued under the Base Indenture dated May 4, 2023, and the related Series 2024-1 Supplement (the “Series 2024- 1 Supplement”), dated August 20, 2024, by and between the Issuer, the asset parties thereto, and the Indenture Trustee Citibank, N.A., and securities intermediary. The Base Indenture and the Series 2024-1 Supplement allow the Issuer to issue additional series of notes in the future, subject to certain conditions set forth therein. Interest payments on the 2024 Term Notes are payable on a monthly basis. The legal final maturity date of the 2024 Term Notes is in August of 2054, but, unless earlier prepaid to the extent permitted under the Indenture, the anticipated repayment date of the 2024 Term Notes will be in August 2029.

The debt discount and issuance costs of the 2024 Term Notes are being amortized using the straight-line method over a five-year period between August 20, 2024 and the anticipated repayment date.

The 2023 Term Notes and 2024 Term Notes are secured by certain of the Company’s revenue-generating assets, consisting principally of fiber-network related agreements, fiber-network assets and customer contracts (collectively, the “Securitized Assets”) that are owned by certain other limited-purpose, bankruptcy-remote, wholly owned indirect subsidiaries of the Company that act as the Guarantors (collectively with the Issuer, the “Obligor”) under the Base Indenture. The 2023 Term Notes and 2024 Term Notes are subject to a series of covenants, restrictions and other investor protections including (i) that the Issuer maintains specified reserve accounts to be used to make required payments in respect of the 2023 Term Notes and 2024 Term Notes, (ii) provisions relating to optional and mandatory prepayments and the related payment of specified amounts, (iii) certain indemnification payments, (iv) the guarantors comply with standard bankruptcy-remoteness covenants, including not guaranteeing or being liable for other affiliates debts or liabilities, and (v) covenants relating to recordkeeping, access to information, and similar matters.

As of December 31, 2025, the Company was in compliance with all required covenants. As of December 31, 2025, the Company's scheduled principal repayment of $238.5 million on the 2023 Term Notes is due in April 2028 and the repayment of $63.0 million on the 2024 Term Notes is due in August 2029.

During the twelve months ended December 31, 2025, the Company recognized $4.0 million of interest expense related to the amortization of the debt discount and issuance costs of the 2023 Term Notes and 2024 Term Notes. During the twelve months ended December 31, 2024, the Company recognized $3.7 million of interest expense related to the amortization of the debt discount and issuance costs of the 2023 Term Notes and 2024 Term Notes.

The following table summarizes Ting Issuer LLC. borrowings under the 2023 Term Notes and 2024 Term Notes (Dollar amounts in thousands of U.S. dollars):

	December 31, 2025	December 31, 2024
Principal	$ 301,505	$ 301,505
Less: unamortized issuance costs	(4,589)	(6,341)
Less: unamortized discount	(5,270)	(7,518)
Note payable, long-term portion(1)	$ 291,646	$ 287,646

(1) The Company capitalizes interest expenses directly attributable to the development of qualifying assets. Qualifying assets include internal use software (IUS), assets under construction (AUC), equipment, or other long-lived assets that meet the capitalization criteria prescribed by ASC 350. During the year ended December 31, 2025, the Company capitalized $0.2 million of interest pertaining to the 2023 and 2024 Notes that were directly attributable to the development of certain AUC assets. During the year ended December 31, 2024, the Company capitalized $1.2 million of interest expenses pertaining to the 2023 and 2024 Term Notes that were directly attributable to the development of certain AUC assets

Restricted Cash

Under the terms of the Indenture, revenues generated from the Securitized Assets are deposited into accounts controlled by the Indenture Trustee within two business days of receipt. The Company has no access to or control of the funds held in trust until they are disbursed by the Indenture Trustee on the 20th day of each calendar month (the "Payment Date"). In accordance with the Indenture, on each Payment Date the Indenture Trustee disburses, on behalf of the Obligor, administration fees to service providers, interest payments to the noteholders, liquidity reserve top-ups (if required), and the remaining funds to accounts controlled by the Obligor. Funds held in trust with the Indenture Trustee at the reporting date are presented as "Restricted cash" on the Company's Consolidated Balance Sheet.

As of December 31, 2025 and December 31, 2024, Restricted cash totaled $5.3 million and $4.6 million, respectively.

Under the terms of the Indenture, the Company is also required to maintain a liquidity reserve fund equal to the sum of (A) six times the total amount of fund administration fees payable on each payment date after May 20, 2023 and (B) six times the total amount of monthly interest on the 2023 and 2024 Term Notes due and payable on each payment date after May 20, 2023. The liquidity reserve is maintained with the Indenture Trustee until the maturity of the 2023 and 2024 Term Notes and the balance is presented as "Secured notes reserve funds" on the Company's Consolidated Balance Sheet.

As of December 31, 2025 and December 31, 2024, Secured notes reserve funds totaled $12.2 million and $11.7 million, respectively.

9. Income Taxes:

Income (loss) Before Taxes by Jurisdiction

Income (loss) before taxes by tax jurisdiction for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, consisted of the following (Dollar amounts in thousands of U.S. dollars):

| | Year ended December 31, | | |
	2025	2024	2023
United States	$ (97,552)	$ (119,526)	$ (121,527)
Canada	27,555	16,511	17,567
Other	2,687	1,141	890
	$ (67,310)	(101,874)	(103,070)

Income Tax Expense (Recovery) by Jurisdiction

Income tax expense (recovery) by tax jurisdiction for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, consisted of the following (Dollar amounts in thousands of U.S. dollars):

| | Year ended December 31, | | |
	2025	2024	2023
Current income tax expense (recovery):			
Federal	$ 952	$ 649	$ 829
State	224	485	336
Canada	6,528	5,196	4,377
Other	1,094	802	625
	8,798	7,132	6,167
Deferred income tax expense (recovery):			
Federal	(8)	1,443	(8,368)
State	21	168	(4,006)
Canada	147	(323)	(172)
Other	(449)	(434)	(494)
	(289)	854	(13,040)
Income tax expense (recovery)	$ 8,509	$ 7,986	$ (6,873)

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 21% to income before income taxes for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, as a result of the following (Dollar amounts in thousands of U.S. dollars):

	Year ended December 31,					
	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
Income (loss) for the year before income taxes	$ (67,310)		$ (101,874)		$ (103,070)	
U.S. federal statutory tax rate	(14,135)	21.0%	(21,394)	21.0%	(21,644)	21.0%
State and local income taxes, net of federal income tax effect(1)	287	(0.4%)	251	(0.2%)	(837)	0.8%
Foreign tax effects	-	0.0%	-	0.0%	-	0.0%
Canada	6,580	(9.8%)	5,678	(5.6%)	5,033	(4.9%)
Other foreign jurisdiction	557	(0.8%)	257	(0.3%)	99	(0.1%)
Effect of changes in tax laws or rates enacted in the current period	-	0.0%	-	0.0%	-	0.0%
Effect of cross-border tax laws	(1,752)	2.6%	(1,301)	1.3%	(1,558)	1.5%
Tax credits	-	0.0%	-	0.0%	-	0.0%
Changes in valuation allowances	13,924	(20.7%)	19,558	(19.2%)	8,632	(8.4%)
Nontaxable or nondeductible items	-	0.0%	-	0.0%	-	0.0%
Changes in unrecognized tax benefits	573	(0.9%)	-	0.0%	-	0.0%
Other adjustments	2,475	(3.7%)	4,937	(4.8%)	3,402	(3.3%)
Effective tax rate	$ 8,509	(12.7%)	$ 7,986	(7.8%)	$ (6,873)	7.0%

(1) In 2025, state and local taxes in North Carolina made up the majority of the tax effect in this category.

Our effective tax rate is impacted by an increase in valuation allowances on net operating losses and interest expense limitations that we are not expected to realize in future years, and the tax owing on foreign earnings.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2025, and December 31, 2024 are presented below (Dollar amounts in thousands of U.S. dollars):

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Net operating losses	$ 74,093	$ 71,429
Foreign tax credits	12,534	12,534
Share based compensation	7,035	6,093
Contract liabilities	5,129	5,086
Interest expense limitation	16,022	10,723
Limited life intangible assets	3,226	629
Fixed assets	-	-
Accruals, including foreign exchange and other	1,568	1,442
Total deferred tax assets	119,607	107,936
Valuation allowance	(68,144)	(51,653)
Total deferred tax assets, net	$ 51,463	$ 56,283
Deferred tax liabilities:		
Investment in partnership	$ (28,853)	$ (33,436)
Prepaid registry fees and expenses	(19,115)	(20,640)
Indefinite life intangible assets	(2,962)	(2,965)
Fixed assets	(3,495)	(2,205)
Limited life intangible assets	-	-
Foreign branch deferred tax liabilities	-	-
Total deferred tax liabilities	$ (54,425)	$ (59,246)
Net deferred tax liabilities	$ (2,962)	$ (2,963)

In assessing the need for a valuation allowance, historical and future levels of income, expectations, and risks associated with estimates of future taxable income and tax planning strategies are considered. In 2025, we believe that it is more likely than not that the tax benefit from deferred tax assets will not be realized. As of December 31, 2025, a valuation allowance of $68.1 million is recorded against net deferred tax assets. The increase in the valuation allowance was primarily attributable to an increase in deferred tax assets resulting from net operating losses and interest expense limitations.

As of December 31, 2025, the Company had net federal and state operating loss carryforwards of approximately $306.7 million and interest expense carryforwards of $66.1 million. The majority of the net operating loss and interest expense carryforwards can be carried forward indefinitely.

As of December 31, 2025, the Company had foreign tax credit carryforwards of $12.5 million. Foreign tax credits will start to expire beginning in the year ending December 31, 2027 if not otherwise utilized.

The Company had $0.1 million total gross unrecognized tax benefits as of December 31, 2025 and nil total gross unrecognized tax benefits as of December 31, 2024.

The Company recognizes interest and penalties related to income tax matters within the provision for income taxes. As of December 31, 2025, the Company recorded $0.8 million of interest in income taxes, primarily due to Internal Revenue Code Sec. 453A interest on deferred tax liability for U.S. tax purposes. No other material interest and penalties were recognized as of December 31, 2025.

Income Taxes Paid by Jurisdiction

	Year ended December 31,					
		2025		2024		2023
United States	$	739	$	735	$	580
State		170		(234)		(903)
Canada		4,004		6,158		4,797
Denmark		518		679		(86)
Germany		93		315		541
Other foreign		127		-		-
	$	5,651		7,653		4,929

10. Revenue:

Significant accounting policy

The Company's revenues are derived from (a) the provisioning of retail fiber Internet services and the design and construction of Fiber Optic Networks for specific customer contracts through Ting, (b) Communication Service Providers ("CSP") solutions and professional services through Wavelo; and from (c) domain name registration contracts, other domain related value-added services, domain sale contracts, other advertising revenue, and registry services through Tucows Domains Services. Certain revenues are disclosed under Corporate and all other as they are considered non-core business activities including retail mobile services, Transition Services Agreement ("TSA") revenue and eliminations of intercompany revenue. Amounts received in advance of meeting the revenue recognition criteria described below are recorded as contract liabilities. All products are generally sold without the right of return or refund.

Revenue is measured based on the consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Nature of goods and services

The following is a description of principal activities – separated by reportable segments – from which the Company generates its revenue. For more detailed information about reportable segments See "Note 20. Segment Reporting".

(a) Ting

The Company generates Ting revenues primarily through the provisioning of fixed high-speed Internet access, Ting Internet, and the design and construction of fiber optic network assets for a specific customer.

Ting Internet contracts provide customers Internet access at their home or business through the installation and use of our fiber optic network. Ting Internet contracts are generally prepaid and grant customers with unlimited bandwidth based on a fixed price per month basis. Because consideration is collected before the service period, revenue is initially deferred and recognized as the Company performs its obligation to provide Internet access. Though the Company does not consider the installation of fixed Internet access to be a distinct performance obligation, the fees related to installation are immaterial and therefore revenue is recognized as billed.

Ting Internet access services are primarily contracted through the Ting website, for one month at a time and contain no commitment to renew the contract following each customer's monthly billing cycle. The Company's billing cycle for all Ting Internet customers is computed based on the customer's activation date. In addition, revenue from the sale of internet hardware to subscribers is recognized when control transfers, which occurs upon shipment. Incentive marketing credits given to customers are recorded as a reduction of revenue.

In those cases where payment is not received at the time of sale, revenue is not recognized at contract inception unless the collection of the related accounts receivable is reasonably assured. The Company records expected refunds, rebates and credit card charge-backs as a reduction of revenues at the time of the sale based on historical experiences and current expectations.

Our construction services relates to revenue earned from the design, construction and installation of a fiber optic network for a specific customer contract. Control of the network infrastructure transfers to the customer as it is constructed.

Revenue from network construction is recognized over time, as Ting's performance creates or enhances an asset that the customer controls as it is being constructed. Progress toward completion is measured using an output method, based primarily on network build milestones such as served addresses completed and accepted by the customer. Amounts billed in advance of revenue recognition are recorded as contract liabilities, while amounts recognized in excess of billings are recorded as contract assets.

The Company has determined that it acts as principal in providing construction services, as it is primarily responsible for fulfilling the contract, controls construction inputs, and bears the risk associated with design, materials procurement, and subcontracted construction activities. Accordingly, construction revenue is recognized on a gross basis.

(b) Wavelo

The Company generates Wavelo revenues by providing billing and provisioning platform services to CSPs to whom we also provide other professional services.

Platform service agreements contain both platform services and professional services. Platform services offer a variety of solutions that support CSPs, including subscription and billing management, network orchestration and provisioning, and individual developer tools through a single, cloud based service. Professional services provided under platform service arrangements can include implementation, training, consulting or software development/modification services. Platform services and professional services are considered to be separate performance obligations.

Consideration under platform service arrangements includes both a variable component that changes each month depending on the number of subscribers hosted on the platform, as well as a fixed component of platform payments and credits.

Platform payments and the associated credits are allocated between the platform services and professional services performance obligations by estimating the standalone selling price ("SSP") of each performance obligation.

The Company estimates the SSP of professional services based on observable standalone sales. The SSP of platform services is derived using the residual approach by estimating the total contract consideration and subtracting the SSP of professional services.

Each month of providing access to the platform is substantially the same and the customer simultaneously receives and consumes the benefits as access is provided, therefore, the performance obligation consists of a series of distinct service periods. Accordingly, the platform services represent a single promise to provide continuous access (i.e. a stand-ready performance obligation) to the platform. Accordingly, the platform payment revenue allocated to platform services is recognized evenly over the term of the contract. Variable subscriber fees are allocated to the platform services and are recognized as the fees are invoiced.

Revenues related to professional services are distinct from the other promises in the contract(s) and are recognized as the related services are performed, on the basis of hours consumed.

Other professional services consist of professional service arrangements with platform services customers which are billed based on separate Statement of Work ("SOW") arrangements for bespoke feature development. Revenues for professional services contracted through separate SOWs are recognized at a point-in-time when the final acceptance criteria have been met.

(c) Tucows Domains

Domain registration contracts, which can be purchased for terms of one to ten years, provide our resellers and retail registrant customers with the exclusive right to a personalized internet address from which to build an online presence. The Company enters into domain registration contracts in connection with each new, renewed and transferred-in domain registration. At the inception of the contract, the Company charges and collects the registration fee for the entire registration period. Although fees are collected upfront, revenue from domain registrations is recognized ratably over the registration period as the Company provides the customer with a domain registration service, which represents a distinct performance obligation satisfied over time. The registration period begins once the Company has confirmed that the requested domain name has been appropriately recorded in the registry under contractual performance standards.

Domain related value-added services like digital certifications, WHOIS privacy, website hosting and hosted email provide our resellers and retail registrant customers with tools and additional functionality to be used in conjunction with domain registrations. All domain related value-added services are considered distinct performance obligations which transfer the promised service to the customer over the contracted term. Fees charged to customers for domain related value-added services are collected at the inception of the contract, and revenue is recognized on a straight-line basis over the contracted term, consistent with the satisfaction of the performance obligations.

The Company is an ICANN accredited registrar. Thus, the Company is the primary obligor with our reseller and retail registrant customers and is responsible for the fulfillment of our registrar services to those parties. As a result, the Company reports revenue in the amount of the fees we receive directly from our reseller and retail registrant customers. Our reseller customers maintain the primary obligor relationship with their retail customers, establish pricing and retain credit risk to those customers. Accordingly, the Company does not recognize any revenue related to transactions between our reseller customers and their ultimate retail customers.

The Company also sells the rights to the Company's portfolio domains or names acquired through the Company's domain expiry stream. The domain expiry stream involves domain names whose registration has expired and as per ICANN regulations are placed into a 40-day grace period. Though the domain names do not belong to the Registrant during the 40-day grace period, the Company is restricted from allowing others to register them. The Company monetizes its domain expiry stream both through the sale of names and by allowing advertisers to place parked pages advertisements on the domains. Revenue generated from sale of domain name contracts, containing a distinct performance obligation to transfer the domain name rights under the Company's control, is generally recognized once the rights have been transferred and payment has been received in full.

Advertising revenue is derived through domain parking monetization, whereby the Company contracts with third-party Internet advertising publishers to direct web traffic from the Company's domain expiry stream domains, surname domains and direct navigation domains to advertising websites. Compensation from Internet advertising publishers is calculated variably on a cost-per-action basis based on the number of advertising links that have been visited in a given month. Given that the variable consideration is calculated and paid on a monthly basis, no estimation of variable consideration is required.

Tucows Registry Services ("TRS") provides registry platform and related technical services to operators of generic top-level domains ("gTLDs"), branded top-level domains, and country code top-level domains. These services include processing domain name transactions and maintaining the related infrastructure and support systems required to operate the registry. Revenue is primarily transaction-based and is calculated as a fixed fee per financial transaction processed during the month. Because customers simultaneously receive and consume the benefits of the registry services as they are provided, revenue is recognized in the period in which the transactions occur. Service level credits are treated as variable consideration and are recorded as a reduction of revenue in the period in which they are incurred.

Disaggregation of Revenue

The following is a summary of the Company's revenue earned from each significant revenue stream (Dollar amounts in thousands of U.S. dollars):

	2025	2024	2023
Ting:			
Fiber Internet Services	$ 66,178	$ 59,732	$ 50,937
Construction services	2,044	-	-
Total Ting	68,222	59,732	50,937
Wavelo:			
Platform Services	47,623	39,824	37,082
Other professional services	-	37	1,588
Total Wavelo	47,623	39,861	38,670
Tucows Domains:			
Wholesale			
Domain Services	204,150	197,113	189,013
Value-Added Services	24,047	19,882	17,712
Total Wholesale	228,197	216,995	206,725
Retail	38,902	37,644	35,372
Total Tucows Domains	267,099	254,639	242,097
Corporate and all other*:			
Mobile Services and eliminations	7,356	8,043	7,633
	$ 390,300	$ 362,275	$ 339,337

*Corporate and all other includes revenues from Ting Mobile, corporate overhead functions, and other activities that do not meet the criteria for separate reportable segment disclosure under ASC 280. Ting Mobile is not managed as a separate reportable segment and is included within Corporate and all other for purposes of segment reporting. Intersegment revenues and expenses are eliminated in consolidation.

As of December 31, 2025, one customer represented 44% of total accounts receivable. As of December 31, 2024 one customer represented 56% of total accounts receivable.

During the years ended December 31, 2025, December 31, 2024 and December 31, 2023, one customer within the Wavelo segment accounted for 11.7%, 10.7% and 10.7% of revenue, amounting to $45.5 million, $38.8 million and $36.2 million, respectively.

The following is a summary of the Company's cost of revenue from each significant revenue stream (Dollar amounts in thousands of U.S. dollars):

	2025	2024	2023
Ting:			
Fiber Internet Services	$ 27,306	$ 18,754	$ 20,151
Construction services	1,016	-	-
Total Ting	28,322	18,754	20,151
Wavelo:			
Platform Services	1,111	1,248	1,337
Other professional services	-	25	1,289
Total Wavelo	1,111	1,273	2,626
Tucows Domains:			
Wholesale			
Domain Services	163,951	158,383	150,664
Value-Added Services	1,828	2,075	2,249
Total Wholesale	165,779	160,458	152,913
Retail	17,205	16,625	16,501
Total Tucows Domains	182,984	177,083	169,414
Corporate and all other*:			
Mobile Services and eliminations	18,176	12,637	10,065
Network Expenses:			
Network, other costs	23,032	28,164	33,044
Network, depreciation and amortization costs	42,721	41,335	37,370
Total Network Expenses	65,753	69,499	70,414
	$ 296,346	$ 279,246	$ 272,670

*Corporate and all other includes cost of revenues from Ting Mobile, corporate overhead functions, and other activities that do not meet the criteria for separate reportable segment disclosure under ASC 280. Ting Mobile is not managed as a separate reportable segment and is included within Corporate and all other for purposes of segment reporting. Intersegment revenues and expenses are eliminated in consolidation.

Contract Balances

The following table provides information about contract liabilities from contracts with customers. The Company accounts for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Some of the Company's long-term contracts with customers are billed in advance of service, such as domain contracts, construction services and some professional service contracts. Consideration received from customers related to performance obligations which have not yet been satisfied are recorded as contract liabilities.

Contract liabilities primarily relate to the portion of the transaction price received in advance related to the unexpired term of domain name registrations and other domain related value-added services, on both a wholesale and retail basis, net of external commissions.

Significant changes in contract liabilities for the years ended December 31, 2025 and December 31, 2024 were as follows (Dollar amounts in thousands of U.S. dollars):

	Year ended December 31, 2025		Year ended December 31, 2024	
Balance, beginning of period	$	156,804	$	148,083
Contract liabilities		275,540		241,863
Recognized revenue		(279,409)		(233,142)
Balance, end of period	$	152,935	$	156,804

Remaining Performance Obligations:

As the Company fulfills its performance obligations, the following table includes revenues expected to be recognized in the future related performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2025 (Dollar amounts in thousands of U.S. dollars)

	December 31, 2025	
2026	$	128,491
2027		10,485
2028		4,523
2029		2,534
2030		1,539
Thereafter		2,273
Total	$	149,845

For retail mobile and internet access services, where the performance obligation is part of contracts that have an original expected duration of one year or less (typically one month), the Company has elected to apply a practical expedient to not disclose revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied).

Although domain registration contracts are deferred over the lives of the individual contracts, which can range from one to ten years, approximately 86 percent of our contract liabilities balance related to domain contracts is expected to be recognized within the next twelve months.

Professional services revenue related to platform services agreements is deferred and recognized as hours are incurred over the contract term. Any revenue for unused professional service hours is recognized as revenue at the end of the contract period.

11. Costs to obtain and fulfill a contract:

(a)   Deferred costs of acquisition

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the period of benefit of those costs to be longer than one year and those costs are expected to be recoverable under the term of the contract. We have identified certain sales incentive programs and other customer acquisition fees that meet the requirements to be capitalized, and therefore, capitalized them as contract costs in the amount of $2.3 million at December 31, 2025.

Capitalized contract acquisition costs are amortized into operating expense typically over three years, based on the transfer of goods or services to which the assets relate. The breakdown of the movement in the deferred costs of acquisition balance for the year ended December 31, 2025 and December 31, 2024 is as follows (Dollar amounts in thousands of U.S. dollars):

	Year ended December 31, 2025		Year ended December 31, 2024	
Balance, beginning of period	$	2,333	$	2,581
Capitalization of costs		1,777		1,451
Amortization of costs		(1,858)		(1,699)
Balance, end of period	$	2,252	$	2,333

When the amortization period for costs incurred to obtain a contract with a customer is less than one year, we have elected to apply a practical expedient to expense the costs as incurred. These costs include our internal sales compensation program, certain partner sales incentive programs and other customer acquisition fees.

(b)   Deferred costs of fulfillment

Deferred costs to fulfill contracts primarily consist of domain registration costs which have been paid to a domain registry, and are capitalized as deferred costs of fulfillment. These costs are deferred and amortized over the life of the domain which generally ranges from one to ten years. The Company also defers certain technology design and data migration costs it incurs to fulfil its performance obligations contained in our platform services arrangements. There were no impairment losses recognized in relation to the costs capitalized during the year ended December 31, 2025. Amortization expense is primarily included in cost of revenue. The breakdown of the movement in the deferred costs of fulfillment balance for the year ended December 31, 2025 and December 31, 2024 is as follows (Dollar amounts in thousands of U.S. dollars):

	Year ended December 31, 2025		Year ended December 31, 2024	
Balance, beginning of period	$	116,975	$	111,068
Deferral of costs		188,420		185,174
Recognized costs		(192,361)		(179,267)
Balance, end of period	$	113,034	$	116,975

12. Leases:

We lease datacenters, corporate offices, antenna towers and fiber-optic cables under operating leases. The Company does not have any leases classified as finance leases.

Our leases have remaining lease terms of 1 year to 20 years, some of which may include options to extend the leases for up to 5 years, and some of which may include options to terminate the leases within 1 year.

The components of lease expense were as follows (Dollar amounts in thousands of U.S. dollars):

	Year Ended December 31, 2025		Year Ended December 31, 2024	
Operating lease expense (leases with a total term greater than 12 months)	$	10,553	$	7,134
Short-term lease expense (leases with a total term of 12 months or less)		47		34
Variable lease expense		1,840		2,343
Total lease expense	$	12,440	$	9,511

Lease expense is presented in general and administrative expenses and direct cost of revenues within our Consolidated Statements of Operations and Comprehensive Income (Loss).

Variable lease payments are determined based on specific terms and conditions outlined in the lease agreements. These may include payments for utilities, which are based on actual usage, and maintenance costs, which are determined based on expenses incurred.

Information related to leases was as follows (Dollar amounts in thousands of U.S. dollars):

	Year Ended December 31, 2025		Year Ended December 31, 2024	
Supplemental cashflow information:				
Operating lease - operating cash flows (fixed payments)	$	9,395	$	7,623
Operating lease - operating cash flows (liability reduction)	$	5,916	$	5,940
New right of use assets - operating leases	$	39,059	$	14,206

	December 31, 2025	December 31, 2024
Supplemental balance sheet information related to leases:		
Weighted average discount rate	8.79%	8.09%
Weighted average remaining lease term	15.32 yrs	14.60 yrs

Maturity of lease liability as of December 31, 2025 (Dollar amounts in thousands of U.S. dollars):

	December 31, 2025	
2026	$	10,902
2027		10,118
2028		9,673
2029		10,307
2030		5,434
Thereafter		73,459
Total future lease payments		119,893
Less: interest		56,299
Total	$	63,594

Operating lease payments include payments under the non-cancellable term, without any additional amounts related to options to extend lease terms that are not reasonably certain of being exercised.

We have agreements with several third-party network partners who construct and operate fiber networks used to deliver our internet services. Under these arrangements, the partners build and activate new serviceable addresses each month. The financial terms of these arrangements may include fixed fees, variable fees, or a combination of both. The partners control and manage the construction. We do not control the construction process and are therefore not considered the owner during buildout. The leases for these addresses will commence once the lessor makes the underlying assets available for our use, to deliver services to our customers.

During the second quarter of Fiscal 2025, the Company identified an immaterial error in the application of lease accounting for a long-term fiber network access agreement. Upon reassessment, the Company determined that only the initial three-year exclusive-use period under the agreement met the definition of a lease under ASC 842. The remaining term represents a service arrangement and should not have been included in the ROU asset or operating lease liability calculation. As a result, the Company recorded a cumulative adjustment in the second quarter of Fiscal 2025 to reduce previously recognized ROU assets and operating lease liabilities, and to recognize a catch-up lease expense totaling $3.0 million with a corresponding reduction in the ROU asset. The adjustment was recorded in the current period as the error was not material to previously issued financial statements.

As of December 31, 2025, we have not entered into any lease agreements that have not yet commenced, and therefore are not included in the lease liability.

Impairment of ROU asset

During the year ended December 31, 2025, the Company recognized an impairment loss of $0.7 million related to two warehouse-related ROU assets. The impairment was triggered by management's decision to cease use of the two warehouses and to implement a plan of abandonment for those locations.

In accordance with ASC 842 and the impairment guidance in ASC 360, the Company performed a recoverability assessment and determined that the carrying amounts of the ROU assets were not recoverable. The ROU assets were written down to their estimated fair value. In accordance with ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The impairment loss is recorded within "Impairment of property and equipment" in the Consolidated Statement of Operations and Comprehensive Income (Loss) and the related lease liabilities remain on the balance sheet and continue to be measured using the effective interest method.

13. Redeemable preferred units:

On August 8, 2022 (the "Effective Date"), Ting Fiber, LLC ("Ting") entered into a Series A Preferred Unit Purchase Agreement (the "Unit Purchase Agreement") with Generate, and closed the transaction on August 11, 2022 (the "Transaction Close"). Ting issued and sold 10,000,000 Series A Preferred Units to Generate at $6.00 per unit, resulting in gross proceeds of $60.0 million. The investment provided an additional $140 million of capital commitments available to Ting over the subsequent three-year period, if certain milestones were achieved.

On December 5, 2022, Ting issued and sold an additional 4,583,333 Series A Preferred Units for gross proceeds of $27.5 million. During the year ended December 31, 2023, Ting issued an aggregate of 5,833,333 additional Series A Preferred Units for gross proceeds of $35.0 million.

On May 4, 2023, Ting redeemed 5,173,067 Series A Preferred Units for $45.7 million, including a make-whole premium of $14.7 million. The redemption was accounted for as a debt extinguishment, and the associated loss was recognized in other income (expense).

As of December 31, 2025, the redeemable preferred units have an aggregate liquidation preference of $91.5 million, plus a make-whole premium should redemption occur before the fourth anniversary of the Transaction Close and are senior to the Ting Fiber, LLC common units with respect to sale, dissolution, liquidation or winding up of the Company.

Ting had the option to issue additional Series A Preferred Units through August 8, 2025, subject to milestone achievement. Until this date, Ting was required to pay a standby fee of 0.50% per annum on the undrawn commitment, payable quarterly.

The Series A Preferred Units accrue a preferred return at 15% per annum, subject to adjustment between 13% and 17% based on certain project approval and contribution conditions. The preferred return accrues daily and compounds quarterly. The preferred return accrued during the first two years is not payable unless and until the Series A Preferred Units are redeemed. The preferred return accrued after the second anniversary of the Transaction Close is payable by the Company quarterly.

Ting incurred $0.8 million of legal fees related to the redeemable preferred unit issuance, which have been reflected as a reduction to the carrying amount of the redeemable preferred unit balance and will be amortized to interest expense, net in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) over the expected six-year term of the instrument.

The liability was initially recorded at fair value and subsequently recorded at the present value of the settlement amount, which includes the preferred return payments required until the instrument's expected maturity on the sixth anniversary of the Transaction Close, August 10, 2028 using the implicit rate of return of the instrument, 15%. Ting recorded an interest expense of $19.3 million, of which $14.7 million was accreted, for the year ended December 31, 2025. Ting recorded an interest expense of $18.3 million, of which $10.7 million was accreted, for the year ended December 31, 2024. Interest expense related to amortization of issuance costs was $0.1 million in each of those years.

Commencing in the second quarter of 2025, Ting has not paid the quarterly preferred return. The unpaid amount as of December 31, 2025 is $14.7 million and has been added to the redeemable preferred units balance in the Consolidated Balance Sheets. The impact of this failure to pay is outlined below under Return Breach and Trigger Event.

The following table summarizes the Company's borrowings under the preferred unit agreement (Dollar amounts in thousands of U.S. dollars):

	December 31, 2025		December 31, 2024	
Opening Balance	$	122,556	$	111,899
Add: Accretion of redeemable preferred units[1]		14,696		10,657
Redeemable preferred units balance		137,252		122,556
Less: Deferred preferred financing costs		(289)		(400)
Total Redeemable preferred units	$	136,963	$	122,156

(1) The Company capitalizes interest expenses directly attributable to the development of qualifying assets. Qualifying assets include internal use software (IUS), assets under construction (AUC), equipment, or other long-lived assets that meet the capitalization criteria prescribed by ASC 350. During the years ended December 31, 2025, and December 31, 2024 the Company capitalized $0.2 million and $1.3 million of interest expenses pertaining to the redeemable preferred units directly attributable to the development of certain AUC assets, respectively.

Return Breach and Trigger Event

On December 1, 2025, Ting received written notice from Generate asserting that a Return Breach had occurred due to Ting's failure to pay the quarterly preferred return for the second and third quarter of 2025 and to cure such nonpayment within 60 days. Generate further asserted that such Return Breach constituted a Trigger Event under the Ting Fiber LLC Amended and Restated Limited Liability Company Agreement, dated as of August 11, 2022 (the "LLC Agreement") and reserved its rights to pursue available remedies under the LLC Agreement and applicable law. Such remedies include the right to elect conversion of the Series A Preferred Units into common units of Ting or a call right to purchase certain fiber network assets of Ting at the lower of the fair market value of such assets, and the aggregate invested capital in such assets plus 10%. Generate has not exercised either of these rights as of December 31, 2025.

Additionally, as a result of the Return Breach and related Trigger Event asserted by Generate on December 1, 2025, Generate has the ability, at its option, to make a request for redemption of all Series A Preferred Units, requiring Ting redeem all outstanding Series A Preferred Units within 30 days of such request (a "Redemption Request"). The redemption price under such a request includes the original issue price, any unsatisfied preferred return, as well as a make-whole premium. As Ting would be required to settle the obligation within 30 days of a Redemption Request being submitted, the redeemable preferred units were reclassified from long-term to current liabilities in the Consolidated Balance Sheet as of December 31, 2025. If Ting did receive a Redemption Request from Generate, Ting would be required to pay Generate an estimated $204.9 million, representing the redemption price. As of December 31, 2025, Generate had not submitted a redemption request, and payment of the Redemption Price was due.

The rights asserted by Generate in connection with the Return Breach relate to Ting and its subsidiaries, and such rights under the LLC Agreement do not extend to, or otherwise impose any liability upon, Tucows Inc. or its other subsidiaries. Under the LLC Agreement, the remedies available to Generate following a Return Breach are limited to the equity interests and assets of Ting and its subsidiaries, and are subordinate to the rights of the secured noteholders under Ting's asset-backed securitization facilities. Accordingly, the occurrence of the Return Breach and any exercise of rights by Generate do not affect Ting's securitized debt structure and have no impact on the ABS facilities or the collateral securing them. Further, there is no impact of the Return Breach or Trigger Event on the Company's 2023 Credit Facility described in "Note 7. Syndicated Revolver."

14. Common Shares:

The Company's authorized common share capital is 250 million shares of common stock without nominal or par value. On December 31, 2025, there were 11,111,453 shares of common stock outstanding (December 31, 2024: 11,014,655).

Repurchase of common shares:

(a) Normal Course Issuer Bids:

2026 Stock Buyback Program

On February 12, 2026, the Company announced that its Board of Directors ("Board") had approved a stock buyback program to repurchase up to $40 million of its common stock in the open market. The $40 million buyback program commenced on February 13, 2026 and is expected to terminate on or before February 12, 2027.

2025 Stock Buyback Program

On February 13 2025, the Company announced that its Board had approved a stock buyback program to repurchase up to $40 million of its common stock in the open market. The $40 million buyback program commenced on February 14, 2025 and terminated on February 12, 2026. The Company did not repurchase shares under this program.

2024 Stock Buyback Program

On February 22, 2024, the Company announced that its Board had approved a stock buyback program to repurchase up to $40 million of its common stock in the open market. The $40 million buyback program commenced on February 23, 2024 and terminated on February 13, 2025. The Company did not repurchase shares under this program.

(b) Net Exercise of Stock Options

Our current equity-based compensation plans include provisions that allow for the "net exercise" of stock options by all plan participants. In a net exercise, any required payroll taxes, federal withholding taxes and exercise price of the shares due from the option holder can be paid for by having the option holder tender back to the Company a number of shares at fair value equal to the amounts due. These transactions are accounted for by the Company as a purchase and retirement of shares and are included in the table on the following page as common stock received in connection with share-based compensation.

The Company did not repurchase any shares of common stock during the years ended December 31, 2025, 2024, or 2023. In addition, no common stock was received in connection with share-based compensation during any of these periods.

15. Stock Option Plans:

2006 Tucows Equity Compensation Plan

On November 22, 2006, the shareholders of the Company approved the Company's 2006 Equity Compensation Plan (the "2006 Plan"), which was amended and restated effective July 29, 2010 and which serves as a successor to the 1996 Plan. The 2006 Plan has been established for the benefit of the employees, officers, directors and certain consultants of the Company. The maximum number of common shares which had initially been set aside for issuance under the 2006 Plan is 1.25 million shares. On October 8, 2010, the 2006 Plan was amended to increase the number of shares set aside for issuance by an additional 0.475 million shares to 1.725 million shares. In September 2015, the 2006 Plan was amended to increase the number of shares set aside for issuance by an additional 0.75 million shares to 2.475 million shares. In November 2020, the 2006 Plan was amended to increase the number of shares set aside for issuance by an additional 1.53 million shares to 4.0 million shares. Generally, options issued under the 2006 Plan vest over a four-year period and have a term not exceeding seven years, except for automatic formula grants of nonqualified stock options, which vest after one year and have a five-year term. Prior to the September 2015 amendment to the 2006 Plan, automatic formula grants of nonqualified stock options vested immediately upon grant.

Our current equity-based compensation plans include provisions that allow for the "net exercise" of stock options by all plan participants. In a net exercise, any required payroll taxes, federal withholding taxes and exercise price of the shares due from the option holder can be paid for by having the option holder tender back to the Company a number of shares at fair value equal to the amounts due. These transactions are accounted for by the Company as a purchase and retirement of shares.

The fair value of each option grant ("Company Option") is estimated on the date of grant using the Black-Scholes option-pricing model. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The Company calculates expected volatility based on historical volatility of the Company's common shares. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on historical exercise experience. The Company evaluated historical exercise behavior when determining the expected term assumptions. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The Company determines the expected dividend yield percentage by dividing the expected annual dividend by the market price of Tucows Inc. common shares at the date of grant.

The fair value of Company Options granted during the years ended December 31, 2025, December 31, 2024 and December 31, 2023 was estimated using the following weighted average assumptions:

	Year Ended December 31,		
	2025	2024	2023
Volatility	56.2%	48.4%	42.6%
Risk-free interest rate	3.9%	4.2%	4.2%
Expected life (in years)	4.75	4.45	4.46
Dividend yield	0.0%	0.0%	0.0%
The weighted average grant date fair value for options issued, with the exercise price equal to market value on the date of grant	$ 9.14	9.61 $	10.34

Details of Company Option transactions are as follows:

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023	
	Number of shares	Weighted average exercise price per share	Number of shares	Weighted average exercise price per share	Number of shares	Weighted average exercise price per share
Outstanding, beginning of period	1,122,700	$ 45.86	1,132,632	54.61	1,036,748	59.97
Granted	149,814	19.29	323,358	21.02	172,305	25.04
Exercised	-	-	-	-	-	-
Forfeited	(51,033)	29.32	(135,098)	27.76	(41,126)	58.89
Expired	(260,105)	56.76	(198,192)	56.86	(35,295)	68.58
Outstanding, end of period	961,376	39.65	1,122,700	45.86	1,132,632	54.61
Options exercisable, end of period	564,616	$ 51.47	602,505	58.58	731,945	61.05

As of December 31, 2025, the exercise prices, weighted average remaining contractual life of outstanding options and intrinsic values were for Company Options were as follows:

	Options outstanding				Options exercisable			
Exercise price	Number outstanding	Weighted average exercise price per share	Weighted average remaining contractual life (years)	Aggregate intrinsic value	Number exercisable	Weighted average exercise price per share	Weighted average remaining contractual life (years)	Aggregate intrinsic value
$16.47 - $19.93	146,937	$ 18.96	6.2	$ 508	23,875	$ 19.27	4.6	$ 75
$20.25 - $28.37	374,111	22.71	5.3	302	131,706	23.34	5.1	96
$30.70 - $30.74	5,000	30.74	3.9	-	3,750	30.74	3.9	-
$40.04 - $48.00	127,914	42.00	3.5	-	98,371	42.02	3.5	-
$51.82 - $59.98	13,350	55.53	1.0	-	13,350	55.53	1.0	-
$60.01 - $68.41	143,891	60.93	1.0	-	143,891	60.93	1.0	-
$70.13 - $79.51	141,173	78.46	2.1	-	140,673	78.48	2.1	-
$80.61 - $82.07	9,000	80.61	2.8	-	9,000	80.61	2.8	-
	961,376	$ 39.65	4.0	$ 810	564,616	$ 51.47	2.8	$ 171

Total unrecognized compensation cost relating to unvested Company Options at December 31, 2025, prior to the consideration of expected forfeitures, is approximately $3.0 million and is expected to be recognized over a weighted average period of 2.6 years.

There were no exercises of Company Options during the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

The Company recorded stock-based compensation for Company options amounting to $4.1 million, $5.2 million and $6.0 million for the years ended December 31, 2025, 2024 and 2023 respectively. Stock-based compensation for the Company stock has been included in operating expenses as follows (Dollar amounts in thousands of U.S. dollars):

	Year Ended December 31,					
		2025		2024		2023
Network, other costs	$	223	$	395	$	399
Sales and marketing		749		962		1,423
Technical operations and development		455		601		634
General and administrative		2,640		3,235		3,577
	$	4,067	$	5,193	$	6,033

2022 Wavelo Equity Compensation Plan

On November 9, 2022 the Board of Wavelo approved Wavelo's Equity Compensation Plan (Wavelo ECP), which has been established for the benefit of the employees, officers, directors and certain consultants of Wavelo or Tucows. The Wavelo stock options were introduced in order to provide variable compensation that helps retain executives and ensures that our executives' interests are aligned with those stakeholders of the business to grow long-term value. Wavelo is a wholly owned subsidiary of Tucows. The maximum number of Wavelo common shares which have been set aside for issuance under the 2022 Plan is 20 million shares, currently there are 100 million shares outstanding. The options issued under the ECP primarily vest over a period of three years and have a 7-year term. For the initial grants under the plan, the first 25% became exercisable within three months and vesting ratably monthly thereafter, subsequently for three years. Compensation costs for awards of stock-based compensation settled in shares are determined based on the fair value of the share-based instrument at the time of the grant and are recognized as expense over the vesting period of the share-based instrument. The Company recognizes forfeitures as they occur.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The Company calculates expected volatility based on the actual volatility of comparable publicly traded companies. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The Company assumes the expected dividend yield to be zero.

The fair value of stock options granted during the year ended December 31, 2025 was estimated using the following weighted average assumptions:

	Year Ended December 31,		
	2025	2024	2023
Volatility	40.3%	42.7%	40.6%
Risk-free interest rate	4.3%	4.6%	4.3%
Expected life (in years)	4.11	4.38	4.17
Dividend yield	0.0%	0.0%	0.0%
The weighted average grant date fair value for options issued, with the exercise price equal to market value on the date of grant	$ 0.50	$ 0.52	$ 0.49

Details of Wavelo's stock option transactions are as follows:

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023	
	Number of shares	Weighted average exercise price per share	Number of shares	Weighted average exercise price per share	Number of shares	Weighted average exercise price per share
Outstanding, beginning of period	15,887,997	$ 1.28	16,333,233	$ 1.28	15,975,528	$ 1.27
Granted	783,250	1.80	1,415,000	1.75	865,000	1.37
Exercised	(24,420)	1.27	(33,750)	1.27	-	-
Forfeited	(319,299)	1.57	(1,430,832)	1.28	(451,708)	1.27
Expired	(1,021,814)	1.29	(395,654)	1.27	(55,587)	1.27
Outstanding, end of period	15,305,714	1.34	15,887,997	1.28	16,333,233	1.28
Options exercisable, end of period	13,442,199	$ 1.29	11,009,285	$ 1.27	7,752,114	$ 1.27

During the year ended December 31, 2025 and December 31, 2024, the total intrinsic value of the Wavelo stock options exercised was $0.1 million, and the cash received from the exercise of those stock options was $0.1 million, respectively.

As of December 31, 2025, the exercise prices, weighted average remaining contractual life of outstanding options and intrinsic values were for Wavelo stock options were as follows:

	Options outstanding				Options exercisable			
Exercise price	Number outstanding	Weighted average exercise price per share	Weighted average remaining contractual life (years)	Aggregate intrinsic value	Number exercisable	Weighted average exercise price per share	Weighted average remaining contractual life (years)	Aggregate intrinsic value
$0 - $1.81	15,305,714	$ 1.34	3.8	$ 7,200	13,442,199	$ 1.29	3.8	$ 7,037
	15,305,714	$ 1.34	3.8	$ 7,200	13,442,199	$ 1.29	3.8	$ 7,037

Total unrecognized compensation cost relating to unvested Wavelo stock options at December 31, 2025, prior to the consideration of expected forfeitures, is approximately $2.2 million and is expected to be recognized over a weighted average period of 2.9 years.

The Company recorded stock-based compensation for Wavelo options amounting to $1.6 million, $1.6 million and $1.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. Stock-based compensation for the Wavelo stock has been included in operating expenses as follows (Dollar amounts in thousands of U.S. dollars):

	Year Ended December 31,		
	2025	2024	2023
Network, other costs	$ 114	$ 104	$ 131
Sales and marketing	307	950	931
Technical operations and development	312	261	259
General and administrative	838	325	434
	$ 1,571	$ 1,640	$ 1,755

2022 Ting Equity Compensation Plan

On January 16, 2023, the Board of Ting Fiber, LLC approved Ting's Equity Compensation Plan (Ting ECP), which has been established for the benefit of the employees, officers, directors and certain consultants of Ting or Tucows. The Ting stock options were introduced in order to provide variable compensation that helps retain executives and ensure that our executives' interests are aligned with those stakeholders of the business to grow the long-term value. The maximum number of Ting common units that have been set aside for issuance under the plan is 10 million units, currently there are 100 million common units outstanding. Generally, options issued under the ECP vest over a four-year period and have a term not exceeding seven years. Compensation costs for awards of stock-based compensation settled in shares are determined based on the fair value of the share-based instrument at the time of the grant and are recognized as expense over the vesting period of the share based instrument.

The Company calculates expected volatility based on the actual volatility of comparable publicly traded companies. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The Company assumes the expected dividend yield to be zero.

The fair value of stock options granted during the year ended December 31, 2025 was estimated using the following weighted average assumptions:

	Year Ended December 31,		
	2025	2024	2023
Volatility	35.8%	36.3%	35.8%
Risk-free interest rate	3.8%	3.8%	3.8%
Expected life (in years)	4.29	4.36	4.18
Dividend yield	0.0%	0.0%	0.0%
The weighted average grant date fair value for options issued, with the exercise price equal to market value on the date of grant	$ 0.13	$ 0.13	$ 0.11

Details of Ting's stock option transactions are as follows:

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023	
	Number of shares	Weighted average exercise price per share	Number of shares	Weighted average exercise price per share	Number of shares	Weighted average exercise price per share
Outstanding, beginning of period	5,959,660	$ 6.00	7,504,269	$ 6.00	-	$ -
Granted	-	-	123,000	6.00	8,044,000	6.00
Exercised	-	-	-	-	-	-
Forfeited	(104,081)	6.00	(1,382,845)	6.00	(438,381)	6.00
Expired	(1,209,567)	6.00	(284,764)	6.00	(101,350)	6.00
Outstanding, end of period	4,646,012	6.00	5,959,660	6.00	7,504,269	6.00
Options exercisable, end of period	4,431,538	$ 6.00	4,462,430	$ 6.00	3,156,281	6.00

As of December 31, 2025, the exercise prices, weighted average remaining contractual life of outstanding options and intrinsic values were for Ting stock options were as follows:

	Options outstanding				Options exercisable			
Exercise price	Number outstanding	Weighted average exercise price per share	Weighted average remaining contractual life (years)	Aggregate intrinsic value	Number exercisable	Weighted average exercise price per share	Weighted average remaining contractual life (years)	Aggregate intrinsic value
$0 - $6.00	4,646,012	$ 6.00	4.3	$ -	4,431,538	$ 6.00	4.3	$ -
	4,646,012	$ 6.00	4.3	$ -	4,431,538	$ 6.00	4.3	$ -

Total unrecognized compensation cost relating to unvested stock options at December 31, 2025, prior to the consideration of expected forfeitures, is approximately $0.4 million and is expected to be recognized over a weighted average period of 1.2 years.

The Company recorded stock-based compensation for Ting options amounting to $1.5 million, $0.2 million and $0.3 million for the years ended December 31, 2025, 2024 and 2023 respectively. Stock-based compensation for the Ting stock has been included in operating expenses as follows (Dollar amounts in thousands of U.S. dollars):

	Year Ended December 31,		
	2025	2024	2023
Network, other costs	$ 14	$ 34	$ 45
Sales and marketing	1,402	71	139
Technical operations and development	-	-	6
General and administrative	85	83	156
	$ 1,501	$ 188	$ 346

The Company recorded stock-based compensation expense of $7.1 million for year ended December 31, 2025 and $7.0 million and $8.1 million for the years ended December 31, 2024 and December 31, 2023, respectively. The Company details of the stock-based compensation expense are as follows:

	Year Ended December 31,		
	2025	2024	2023
Company options	$ 4,108	$ 5,288	$ 6,060
Wavelo options	1,749	1,858	2,065
Ting options	1,501	188	346
Capitalized stock-based compensation	(219)	(313)	(337)
Total Stock Based-Compensation expense	$ 7,139	$ 7,021	$ 8,134

The Company capitalizes stock-based compensation costs directly attributable to the development of qualifying assets. Qualifying assets include internal use software (IUS), assets under construction (AUC), equipment, or other long-lived assets that meet the capitalization criteria prescribed by ASC 350. During the year ended December 31, 2025 and December 31, 2024, the Company capitalized $0.2 million and $0.3 million of stock-based compensation respectively, directly attributable to the development of certain IUS assets.

During the fourth quarter of Fiscal 2025, the Company identified an immaterial error in stock-based compensation expense related to the omission from the financial statements of a stock-based compensation arrangement. The Company determined that this stock-based compensation agreement should have been accounted for under ASC 718 as a liability measured as of each reporting period at fair value, with a corresponding stock-based compensation expense recorded in the Consolidated Statements of Comprehensive Loss over the service period to June 2027. As a result, the Company recorded a cumulative adjustment in the fourth quarter of Fiscal 2025 to recognize a catch-up expense totaling $1.4 million, with a corresponding long-term liability on the balance sheet. The adjustment was recorded in the current period as the error was not material to previously issued financial statements.

16. Foreign Exchange:

A foreign exchange loss amounting to $0.1 million has been recorded in general and administrative expenses during the year ended December 31, 2025, 2024 and 2023, respectively.

17. Other Income (Expenses):

On August 1, 2020, the Company entered into an Asset Purchase Agreement (the "Purchase Agreement"), by and between the Company and DISH Wireless L.L.C. ("EchoStar", DISH's post-merger parent). Under the Purchase Agreement and in accordance with the terms and conditions set forth therein, the Company sold to EchoStar its mobile customer accounts that are marketed and sold under the Ting brand (other than certain customer accounts associated with one network operator) ("Transferred Assets"). For a period of 10 years following the execution of the Purchase Agreement, EchoStar will pay a monthly fee to the Company generally equal to an amount of net revenue received by EchoStar in connection with the transferred customer accounts minus certain fees and expenses, as further set forth in the Purchase Agreement.

The Company accounts for investment in entities over which it has the ability to exert significant influence, but does not control and is not the primary beneficiary of, using the equity method of accounting. The Company includes the proportionate share of earnings (loss) of the equity method investees in Other Income.

The Company earned the amounts noted in the table below during the years ended December 31, 2025, December 31, 2024 and December 31, 2023 (Dollar amounts in thousands of U.S. dollars.)

| | Year Ended December 31, | | |
	2025	2024	2023
Income earned on sale of transferred assets	$ 11,644	$ 13,978	$ 17,033
Equity in earnings (loss) of unconsolidated businesses	(197)	258	-
Other income	-	178	-
Total other income	$ 11,447	$ 14,414	$ 17,033

The following table provides additional information relating to Interest expense, net (Dollar amounts in thousands of U.S. dollars):

| | Year Ended December 31, | | |
	2025	2024	2023
Interest expense	$ (57,181)	$ (54,433)	$ (46,256)
Interest income	1,907	3,158	4,485
Interest expense, net	$ (55,274)	$ (51,275)	$ (41,771)

18. Earnings Per Common Share:

The following table reconciles the numerators and denominators of the basic and diluted loss per common share computation (Dollar amounts in thousands of U.S. dollars, except for share data):

	Year ended December 31,		
	2025	**2024**	**2023**
Numerator for basic and diluted loss per common share:			
Net loss for the period	$ (75,819)	$ (109,860)	$ (96,197)
Denominator for basic and diluted loss per common share:			
Basic weighted average number of common shares outstanding	11,065,708	10,967,581	10,864,086
Effect of outstanding stock options	-	-	-
Diluted weighted average number of shares outstanding	11,065,708	10,967,581	10,864,086
Basic and diluted loss per common share	$ (6.85)	$ (10.02)	$ (8.85)

For the year ended December 31, 2025, December 31, 2024 and December 31, 2023 the Company recorded a net loss, thus all outstanding options were considered anti-dilutive and excluded from the computation of diluted income per common share.

19. Commitments and Contingencies:

(a)   The Company has several non-cancelable purchase obligations primarily for service contracts for mobile telephone services and equipment that expire over the next ten years. Future minimum payments under these agreements are as follows (Dollar amounts in thousands of U.S. dollars):

Contractual Obligations for the year ending December 31,	Capital Purchase Obligations	Purchase Obligations [1][2]	Total Obligations
2026	$ 3,535	$ 3,176	$ 6,711
2027	-	1,121	1,121
2028	-	752	752
2029	-	635	635
2030	-	433	433
Thereafter	-	1,005	1,005
	3,535	$ 7,121	$ 10,656

[1] Purchase obligations include all other legally binding service contracts for mobile telephone services and other operational agreements to be delivered during Fiscal 2026 and subsequent years.
[2] Purchase obligations include minimum revenue commitments of $0.9 million with the Company's Mobile Network Operator partner for 2026.

(b)   On February 9, 2015 Ting, entered into a lease and network operation agreement with the City of Westminster, Maryland (the "City") relating to the deployment of a new fiber network throughout the Westminster area ("WFN").

Under the agreement, the City will finance, construct, and maintain the WFN which will be leased to Ting for a period of ten years. The network will be constructed in phases, the scope and timing of which shall be determined by the City, in cooperation with Ting.

Under the terms of the agreement, Ting may be required to advance funds to the City in the event of a quarterly shortfall between the City's revenue from leasing the network to Ting and the City's debt service requirements relating to financing of the network. Ting could be responsible for shortfalls between $50,000 and $150,000 per quarter. In Fiscal 2016, the City has entered into financing for the construction of the WFN which allows the City to draw up to $21.0 million from their lenders over the next five years with interest only payments during that period with a loan maturity of 30 years. As of December 31, 2025, the City has drawn $16.2 million and the City's revenues from Ting exceed the City's debt service requirements. The Company does not believe it will be responsible for any shortfall in Fiscal 2026.

(c)   On September 17, 2018 Ting entered into a non-exclusive access and use agreement with SiFi Networks Fullerton, LLC ("SiFi"). The agreement established a fifteen-year term during which Ting has the non-exclusive right to act as an Internet service provider for a fiber-optic network to be constructed in the city of Fullerton, California. Under the terms of the agreement, SiFi is fully responsible for constructing, operating and maintaining a wholesale fiber-optic network, as well as the financing of those activities.

Ting is responsible for paying a fee per subscriber to SiFi. Through a "take or pay" arrangement, Ting has agreed to certain minimum charges based on minimum subscriber rates. These minimum fees are variable based on the percentage completion of the fiber optic network, and thus have not been considered an unconditional purchase obligation for the purposes of the table in Note 19 (a). Ting is currently disputing certain charges from SiFi and has ceased accruing for these amounts which amount to $2.0 million as of December 31, 2025, as it believes payment is unlikely. The commitment amounts disclosed in the schedule reflect only the charges that Ting continues to accrue. Given the ongoing dispute, these amounts may be subject to change.

(d)   On November 4, 2019 Ting entered into an access and use agreement with Netly, LLC ("Netly"). The agreement establishes twelve-year term wherein Ting will be granted the right to act as an Internet service provider for fiber-optic networks to be constructed in and around the cities of Solana Beach, California. Under the terms of the agreement, Ting will have a 3-year "Headstart" period over each completed segment of the network, whereby Ting shall be the exclusive provider of services to subscribers during the "Headstart" period. Netly is fully responsible for constructing, operating and maintaining a wholesale fiber optic network, as well as the financing of those activities.

Ting is responsible for paying a fee per subscriber to Netly, as well as an unlit door fee for each serviceable address not subscribed. Through a "take or pay" arrangement, Ting has agreed to certain minimum charges based on minimum subscriber rates. To the extent that construction of the fiber optic network is complete, our minimum commitments have been included in the contractual lease obligations in "Note 12. Leases". The Company has an ongoing billing dispute with Netly regarding the rates and methodology under which it can invoice our Ting Fiber division for our operations. The Company reflected its future commitment under this agreement consistent with the amounts it has historically accrued in accordance with ASC 450-20 and, in accordance with the definition of probable loss described therein, and paid. At this time the Company believes that the probability that this dispute will have a material adverse effect on the business, operating results or financial condition is remote.

(e)   On January 7, 2022, Ting Fiber, Inc., entered into a 25-year lease agreement with Colorado Springs Utilities ("CSU"), a municipally owned utility. The lease agreement named Ting Fiber the anchor tenant on a city-wide fiber network that is intended to pass a maximum of 275,000 homes in Colorado Springs, Colorado. CSU began construction in Q2 of 2023. The lease obligates Ting, and its ultimate parent Tucows, Inc., to pay a per month fee for addresses passed by the network (as they are passed and become serviceable for customers to connect to the network) and for certain fiber infrastructure, including co-location space. Based on the Company's current projection of approximately 150,000 homes to be passed, total lease costs over the twenty-five-year term are estimated at approximately $327.6 million, however the minimum fees are variable based on the percentage completion of the fiber optic network and these costs may be higher should the timing of delivery or amount of addresses passed be different from our estimate. Future committed fees associated with completed portions of the network have been included in the contractual lease obligations. Future fees associated with portions of the network that have yet to be constructed have not been considered an unconditional purchase obligation.

(f)   On May 11, 2022, Ting Fiber, LLC, entered into a "Rights-of-Way" agreement with the City of Alexandria, Virginia whereby the City granted Ting Fiber the obligation to install, place, construct, maintain, operate, upgrade, repair, and replace a Communications System to provide Broadband Services within the Public Rights-of-Way (a space in, upon, above, along, across, over and below the public and City-owned property that is used as a public rights-of-way) for a fee. Per the agreement, Ting Fiber is to pay the City throughout the 20-year term of the agreement, an amount equal to 3% of Ting Fiber's Broadband Revenues once the network is live, and subscribers are obtained, and this fee is to be paid on a quarterly basis. The agreement commenced once Ting Fiber launched its network in Alexandria in March 2023. Since these fees are currently variable in nature, they have not been considered an unconditional purchase obligation for the purposes of the table in Note 19(a).

(g)   On November 1, 2023, the Company, entered into a Network Access and Use Agreement with Blue Suede Networks, LLC, which granted Ting Fiber the right to use the fiber communications network to be constructed by Blue Suede Networks, LLC to provide high-speed broadband Internet Access services to end-user residential and small and medium sized business customers in the city of Memphis, Tennessee. The agreement grants the Company an exclusivity period of 5 years. The agreement requires the Company to pay the greater of a minimum revenue commitment based on minimum subscriber rates and a revenue share. Future fees associated with portions of the network have not been considered an unconditional purchase obligation.

(h)   In the normal course of its operations, the Company becomes involved in various legal claims and lawsuits. The Company intends to vigorously defend these claims. While the final outcome with respect to any actions or claims outstanding or pending as of December 31, 2025 cannot be predicted with certainty, management does not believe that the resolution of these claims, individually or in the aggregate, will have a material adverse effect on the Company's financial position.

20. Segment Reporting:

Reportable operating segments:

We are organized and managed based on three reportable segments which are differentiated primarily by their services, the markets they serve and the regulatory environments in which they operate. No operating segments have been aggregated to determine our reportable segments.

Our reportable operating segments and their principal activities consist of the following:

1. Ting - This segment derives revenue from the retail high speed Internet access to individuals and small businesses primarily through the Ting website. Revenues are generated in the United States.

2. Wavelo – This segment derives revenue from platform and other professional services related to communication service providers, including Mobile Network Operators and Internet Service Providers, and are primarily generated in the United States.

3. Tucows Domains – This segment includes wholesale and retail domain name registration services, value-added services and portfolio services. The Company primarily earns revenues from the registration fees charged to resellers in connection with new, renewed and transferred domain name registrations; the sale of retail Internet domain name registration and email services to individuals and small businesses. Domain Services revenues are attributed to the country in which the contract originates, primarily Canada and the United States.

Our segmented results include shared services allocations to the operating segments, including a profit margin, for Finance, Human Resources and other technical services. In addition, Wavelo charges Ting a subscriber based monthly charge service rendered. Financial impacts from these allocations and cross segment charges are eliminated as part of the consolidation.

Key measure of segment performance:

The CEO, as the chief operating decision maker, regularly reviews the operations and performance by segment. The CEO reviews Segment Adjusted EBITDA (as defined below) as (i) a key measure of performance for each segment and (ii) to make decisions about the allocation of resources. Depreciation of property and equipment, amortization of intangible assets, impairment of indefinite life intangible assets, gain on currency forward contracts and other expense net are organized along functional lines and are not included in the measurement of segment profitability. Total assets and total liabilities are centrally managed and are not reviewed at the segment level by the CEO.

Our key measure of segment performance is Segment Adjusted EBITDA.

We calculate this as segment revenue together with recurring income earned on sale of transferred assets, less cost of revenue, network expenses and certain operating expenses attributable to each segment, such as sales and marketing, technical operations and development, general and administration expenses. Segment Adjusted EBITDA excludes unrealized gains (losses) on foreign exchange, stock-based compensation and transactions that are not indicative of ongoing performance, including acquisition and transition costs. Certain revenues and expenses are excluded from segment Adjusted EBITDA results as they are centrally managed and not monitored by or reported to our CEO by segment, including mobile retail services, eliminations of intercompany transactions, portions of Finance and Human Resources that are centrally managed, Legal and Corporate IT.

The Company believes that Adjusted EBITDA is an important indicator of the operational strength and performance of its segments, by identifying those items that are not directly a reflection of each segment's performance or indicative of ongoing operational and profitability trends.

The Chief Operating Decision Maker ("CODM") uses Adjusted EBITDA to evaluate the overall recurring profitability of each operating segment after accounting for overhead costs. Adjusted EBITDA is evaluated by the CODM by comparing current period to historical and forecasted results and is used to inform strategic decisions over segment profitability, operational efficiency, pricing strategies, cost optimization, customer churn, competitor benchmarking and cash flow.

Information by reportable segments (with the exception of disaggregated revenue, which is discussed in "Note 10. Revenue"), which is regularly reported to the chief operating decision maker, and the reconciliations thereof to our income before taxes, are set out in the following tables (Dollar amounts in thousands of U.S. dollars):

| | Year Ended December 31, 2025 | | | |
	Ting	Wavelo	Tucows Domain	Total Reportable Segments
Revenue from external customers	$ 68,222	$ 45,838	$ 267,099	$ 381,159
Intersegment revenue[1]	-	1,785	-	1,785
Total net revenues	68,222	47,623	267,099	382,944
Less:				
Cost of revenue	24,486	1,111	182,984	208,581
Network, other cost[2]	9,009	9,416	7,134	25,559
Sales and marketing	21,064	10,197	15,147	46,408
Technical operations and development	1,937	7,721	7,787	17,445
General and administrative	19,652	4,219	5,973	29,844
Other segment items[3]	(1,678)	(2,526)	(601)	(4,805)
Segment Adjusted EBITDA	$ **(6,248)**	$ **17,485**	$ **48,675**	$ **59,912**

| | Year Ended December 31, 2024 | | | |
	Ting	Wavelo	Tucows Domain	Total Reportable Segments
Revenue from external customers	$ 59,732	$ 39,003	$ 254,639	$ 353,374
Intersegment revenue[1]	-	858	-	858
Total net revenues	59,732	39,861	254,639	354,232
Less:				
Cost of revenue	11,162	1,273	177,083	189,518
Network, other cost[2]	16,918	9,710	6,974	33,602
Sales and marketing	35,502	7,585	13,776	56,863
Technical operations and development	3,230	6,826	7,106	17,162
General and administrative	16,550	3,395	5,686	25,631
Other segment items[3]	(1,113)	(2,734)	(376)	(4,223)
Segment Adjusted EBITDA	$ **(22,517)**	$ **13,806**	$ **44,390**	$ **35,679**

| | Year Ended December 31, 2023 | | | |
	Ting	Wavelo	Tucows Domain	Total Reportable Segments
Revenue from external customers	$ 50,937	$ 35,979	$ 242,097	$ 329,013
Intersegment revenue[1]	-	2,691	-	2,691
Total net revenues	50,937	38,670	242,097	331,704
Less:				
Cost of revenue	12,727	2,626	169,414	184,767
Network, other cost[2]	17,872	9,649	6,123	33,644
Sales and marketing	44,823	7,012	13,586	65,421
Technical operations and development	3,792	8,124	6,371	18,287
General and administrative	16,567	3,080	4,576	24,223
Other segment items[3]	(693)	(2,394)	(596)	(3,683)
Segment Adjusted EBITDA	$ **(44,151)**	$ **10,573**	$ **42,623**	$ **9,045**

(1) Intercompany revenues earned for provision of services on the ISOS and SM platforms between Wavelo and Ting are included in Wavelo's segment revenues for purposes of segment analysis, but are ultimately eliminated upon consolidation.
(2) Network Costs in segment reports provided to the CODM include certain construction expenses for Ting, which are reported as Direct Costs of Revenue in the Consolidated Statements of Operations and Comprehensive Loss.

(3) Other segment items for each reportable segment includes other income, as well as adjustments to add back (deduct): gains and losses from unrealized foreign currency, stock-based compensation expense and acquisition and transition costs, which are included in other line items but are excluded from our definition of Segment Adjusted EBITDA.

The following table reconciles Segment Adjusted EBITDA for the period to Net loss before tax for the years ended December 31, 2025, 2024 and 2023.

Reconciliation of Net loss to Segment Adjusted EBITDA (In Thousands of U.S. Dollars)	Year ended December 31,		
	2025	2024	2023
Segment Adjusted EBITDA	$ 59,912	$ 35,679	$ 9,045
Reconciling items:			
Corporate and other[1]	(9,314)	(762)	6,406
Depreciation of property and equipment	(41,580)	(40,323)	(36,431)
Impairment of property and equipment	(11,533)	(19,167)	(4,822)
Loss (gain) on disposition of property and equipment	5,882		
Amortization of intangible assets	(4,667)	(5,297)	(10,829)
Interest expense, net	(55,274)	(51,275)	(41,771)
Loss on debt extinguishment	-	-	(14,680)
Accretion of contingent liability	-	-	-
Stock-based compensation	(7,139)	(7,021)	(8,134)
Unrealized loss (gain) on foreign exchange revaluation of foreign denominated monetary assets and liabilities	391	167	62
Acquisition and other costs[2]	(3,988)	(13,875)	(1,916)
Net loss before tax	$ (67,310)	$ (101,874)	$ (103,070)

(1) Items that are centrally managed and not monitored by or reported to our CEO by segment, including retail mobile services, eliminations of intercompany transactions, portions of Finance and Human Resources that are centrally managed, Legal and Corporate IT.

(2) Acquisition and other costs represent transaction-related expenses and transitional expenses. Expenses include severance or transitional costs associated with department, operational or overall company restructuring efforts, including geographic alignments.

Revenue from sources outside of Canada and The United States of America comprises less than 10% of our total operating revenue.

(b)   The following is a summary of the Company's property and equipment by geographic region (Dollar amounts in thousands of U.S. dollars):

	December 31, 2025	December 31, 2024
Canada	$ 797	$ 897
United States	281,158	330,148
Europe	-	4
	$ 281,955	$ 331,049

(c)   The following is a summary of the Company's amortizable intangible assets by geographic region (Dollar amounts in thousands of U.S. dollars):

	December 31, 2025	December 31, 2024
Canada	$ 695	$ 1,258
United States	6,745	11,225
	$ 7,440	$ 12,483

Under ASC 326, the Company assesses the adequacy of its allowance for expected credit losses based on historical loss experience, current economic conditions and reasonable forecasts. Our evaluation considers the short-term nature of our receivables and the high credit quality of our customer base, which mitigates significant credit risk exposure.

(d)   The following table summarizes our expected credit losses (Dollar amounts in thousands of U.S. dollars):

Expected credit losses	Balance at beginning of period	Charged to costs and expenses	Write-offs during period	Balance at end of period
Year Ended December 31, 2025	$ 923	$ 370	$ (34)	$ 1,259
Year Ended December 31, 2024	$ 511	$ 412	$ -	$ 923

21. Restructuring Costs:

February 2024 Workforce Reduction

On February 7, 2024, Ting committed to the February 2024 workforce reduction ("February 2024 Workforce Reduction") which aimed to realign the Company's operational structure within the Ting operating segment and reduce Ting's workforce by 13%, or 7% of the Company's total workforce, to better align with strategic objectives. The February 2024 Workforce Reduction was designed to streamline operations and reduce operating expenses within the Ting operating segment. Substantially all of the employees impacted by the workforce reduction were notified on February 7, 2024 and have since exited the Company.

During the year ended December 31, 2025, and December 31, 2024, the Company incurred NIL and $3.2 million, respectively, in costs related to the February 2024 Workforce Reduction, which were accounted for under *ASC 420 - Exit or Disposal Cost Obligations.* These costs associated with the February 2024 Workforce Reduction predominantly consisted of termination benefits for the terminated employees associated with the restructuring, and to a lesser extent, continuation of benefits and outplacement costs.

2024 Capital Efficiency Plan

On October 30, 2024, the Company expanded its cost-reduction efforts with the implementation of a 2024 Capital Efficiency Plan (the "2024 Capital Efficiency Plan"). The Plan was designed to further align operations with strategic priorities, improve operational efficiency, and reduce operating expenses within Ting.

In connection with the 2024 Capital Efficiency Plan, the Company incurred restructuring charges of NIL and $7.7 million during the years ended December 31, 2025 and December 31, 2024, respectively. These charges primarily consisted of termination benefits for the terminated employees associated with the restructuring, continuation of benefits, outplacement costs and professional services.

The components of the restructuring charges were as follows (Dollar amounts in thousands of U.S. dollars):

Cost Description	For the year ended December 31, 2025	For the year ended December 31, 2024
One-time pay	$ -	$ 6,566
Continuation of benefits	-	2,601
Outplacement costs	-	641
Professional service fees	-	1,146
Total restructuring charges	$ -	$ 10,954

The liability for the February 2024 Workforce Reduction and 2024 Capital Efficiency Plan were included in "Accounts Payable and Accrued liabilities" in the consolidated balance sheet, and the following tables summarize the related activity for the February 2024 workforce reduction and 2024 Capital Efficiency Plan for the years ended December 31, 2024 and December 31, 2025 (Dollar amounts in thousands of U.S. dollars):

Cost Description	As of December 31, 2024	Charges for the year ended December 31, 2025	Cash payments/adjustments made for the year ended December 31, 2025	Balances as of December 31, 2025
One-time pay	$ 591	$ -	$ (591)	$ -
Outplacement costs	118	-	(118)	-
Professional service fees	420	-	(420)	-
Total	$ 1,129	$ -	$ (1,129)	$ -

22. Additional Financial Information:

The following tables provide additional financial information related to our Consolidated Financial Statements (Dollar amounts in thousands of U.S dollars):

Balance Sheet Information

Prepaid expenses and other	December 31, 2025	December 31, 2024
Prepaid expenses and deposits	$ 24,177	$ 17,314
Income tax receivable	111	217
Inventory	3,872	3,975
Other assets	1,004	-
Assets held for sale	211	-
Prepaid expenses and other	$ 29,375	$ 21,506

Other Assets		
Investments	$ 2,012	$ 2,012
Contract costs	2,252	2,333
Contract asset - long term	114	-
Total other assets	$ 4,378	$ 4,345

Accounts payable and accrued liabilities		
Accounts payable	$ 9,898	$ 9,009
Accrued liabilities	25,374	31,227
Total accounts payable and accrued liabilities	$ 35,272	$ 40,236

Other Current Liabilities		
Customer deposits	$ 17,369	$ 16,660
Accreditation fees payable	594	623
Income taxes payable	2,802	263
Total other current liabilities	$ 20,765	$ 17,546

Inventories

The components of the inventories as of December 31, 2025 and December 31, 2024 were as follows (Dollar amounts in thousands of U.S dollars):

	December 31, 2025	December 31, 2024
Raw materials	$ 1,923	$ 2,051
Finished goods	1,949	1,924
Total Inventories	$ 3,872	$ 3,975

F-51

23. Subsequent Events:

2026 Stock Buyback Program

On February 12, 2026, the Company announced that its Board of Directors ("Board") has approved a stock buyback program to repurchase up to $40 million of its common stock in the open market. The $40 million buyback program commenced on February 13, 2026 and is expected to terminate on February 12, 2027. The previously announced $40 million buyback program for the period February 13, 2025 to February 12, 2026 was terminated.

CONDENSED FINANCIAL STATEMENTS OF TUCOWS INC.

(PARENT COMPANY)

All operating activities of Tucows Inc. (the "Parent Company") are primarily conducted by its operating subsidiaries, Tucows.com Co ("Tucows.com Co"), Enom LLC ("Enom"), EPAG Domainservices GmbH ("EPAG"), Ascio Technologies, Corp ("Ascio"), Ting Inc. ("Ting Inc"), Wavelo, Inc. ("Wavelo") and Ting Fiber, LLC ("Ting Fiber"), Ting Internet, LLC ("Ting Internet"), Simply Bits, LLC ("Simply Bits"), Zippytech, LLC ("Zippytech"), Ting-Memphis Co, ("Ting Memphis").

The Parent Company holds a direct 100% ownership interest in Tucows (Delaware) Inc. ("Tucows Delaware"), which holds the Parent Company's interest in its operating subsidiaries. The Parent Company is a holding company that does not conduct any substantive business operations and does not have any assets or liabilities other than cash and cash equivalents, accounts receivables, prepaid expenses, intangible assets, derivative instruments, accounts payables, accrued liabilities, investments in its subsidiaries and due to related party. The operations of Ting Fiber, LLC are partially funded through Redeemable preferred units which have restrictions on the ability to pay dividends, loan funds and make other upstream distributions to the Parent Company without prior approval by the holder of the Redeemable preferred units.

These Condensed Parent Company financial statements have been prepared using the same accounting principles and policies described in the notes to the Consolidated Financial Statements. Refer to the Consolidated Financial Statements and notes presented above for additional information and disclosures with respect to these condensed financial statements.

PARENT COMPANY INFORMATION

TUCOWS INC

SCHEDULE I - CONDENSED BALANCE SHEETS
(Dollar amounts in thousands of U.S. dollars)

	December 31, 2025	December 31, 2024
Assets		
Cash and cash equivalents	$ 19,350	$ 7,634
Prepaid expenses and deposits	582	711
Income taxes recoverable	714	571
Investment in non-controlled entities	2,012	2,012
Intangible assets	-	59
Total Assets	22,658	10,987
Liabilities		
Accrued liabilities	1,483	1,611
Income taxes payable	143	-
Customer deposits	-	188
Equity in net deficit of subsidiaries	84,666	20,373
Due to related parties	88,520	72,370
Deferred tax liability	12,046	11,745
Total Liabilities	186,858	106,287
Equity		
Share capital	38,308	36,581
Additional paid-in capital	23,526	19,241
Accumulated surplus (deficit)	(225,977)	(150,158)
Accumulated other comprehensive Income	(57)	(964)
Total Equity	(164,200)	(95,300)
Total Liabilities and Equity	$ 22,658	$ 10,987

The accompanying notes to the condensed financial statements are an integral part of these financial statements

TUCOWS INC

SCHEDULE I - CONDENSED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Dollar amounts in thousands of U.S. dollars)

	For the year ended December 31,		
	2025	**2024**	**2023**
Income (loss) of equity method investments	$ (67,105)	$ (99,393)	$ (101,352)
Operating expenses	(8,487)	(8,726)	(8,192)
Interest income (expense)	-	1	1,016
Income tax recovery	(227)	(1,742)	12,331
Net income (loss)	(75,819)	(109,860)	(96,197)
Other comprehensive income (loss) - Parent Company	-	-	(848)
Other comprehensive income (loss) - Subsidiaries	907	(2,692)	1,792
Comprehensive income (loss)	$ (74,912)	$ (112,552)	$ (95,253)

The accompanying notes to the condensed financial statements are an integral part of these financial statements

F-54

TUCOWS INC

SCHEDULE I - CONDENSED STATEMENTS OF CASH FLOWS
(Dollar amounts in thousands of U.S. dollars)

	For the year ended December 31,		
	2025	**2024**	**2023**
Operating activities			
Net income (loss)	$ (75,819)	$ (109,860)	$ (96,197)
Non-cash items affecting net income			
Stock-based compensation	4,107	5,288	6,035
Deferred income taxes (recovery)	301	755	(11,804)
Amortization of discontinued cash flow hedge from Accumulated other income	-	-	(1,144)
Loss (gain) on change in the fair value of forward contracts	-	-	1,624
Undistributed earnings of equity method investments	67,105	99,393	101,352
Changes in non-cash balances related to operations			
Accounts receivable	-	-	381
Prepaid expenses and deposits	128	(99)	(82)
Income taxes recoverable	(143)	(63)	1,208
Income taxes payable	143	-	-
Accounts payable	-	(147)	(492)
Accrued liabilities	(127)	1,151	195
Customer deposits	(188)	187	-
Cash from operating activities	(4,493)	(3,395)	1,076
Financing activities			
Net proceeds received from (paid to) subsidiaries	16,150	3,978	2,078
Cash from financing activities	16,150	3,978	2,078
Investing activities			
Transfer of intangible assets	59	-	-
Cash from investing activities	59	-	-
Increase (decrease) in cash and cash equivalents	11,716	583	3,154
Cash and cash equivalents, beginning of period	7,634	7,051	3,897
Cash and cash equivalents, end of year	$ 19,350	$ 7,634	$ 7,051

The accompanying notes to the condensed financial statements are an integral part of these financial statements

SCHEDULE I - NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

Tucows Inc. (the "Parent Company") is a holding company that conducts substantially all of its business operations through its subsidiaries. The Parent Company holds a direct 100% ownership interest in Tucows (Delaware) Inc., which holds the Parent Company's interest in Tucows.com Co ("Tucows.com Co"), Enom LLC ("Enom"), EPAG Domainservices GmbH ("EPAG"), Ascio Technologies, Corp ("Ascio"), Ting Inc. ("Ting Inc"), Wavelo, Inc. ("Wavelo") and Ting Fiber, LLC ("Ting Fiber").

The Parent Company was incorporated under the laws of the Commonwealth of Pennsylvania in November 1992 under the name Infonautics, Inc. In August 2001, we completed our acquisition of Tucows Inc., a Delaware corporation, and we changed our name from Infonautics, Inc. to Tucows Inc.

The Parent Company was established to allocate capital and manage internet and telecom infrastructure businesses. Through its operating subsidiaries, the Parent Company offers a broad range of services including fixed Internet access, billing and subscription management platform services for communication service providers and distribution of global internet services through the provision of domain name registrations, digital certificates and email services.

As of December 31, 2025, Ting Fiber LLC, had restricted net assets of $(120.3) million. These restrictions primarily limit our ability to transfer funds from our subsidiaries without violating contractual agreements. The Company continuously evaluates the impact of these restrictions on liquidity and capital resource planning.

The Company operates within a consolidated tax group, comprising the Parent Company and its wholly-owned subsidiaries. Deferred taxes are not separately identified and recorded at the parent level.

No dividends have been received from any of our subsidiaries in the past three years.

Change in basis of presentation for Investments in non controlled entities account and adjustment of prior period reported amounts

Certain immaterial amounts in the 2024 Parent Company Condensed Financial Statements have been adjusted to change the basis of presentation of the Investments in non-controlled entities. These changes had no impact on total net income and total shareholders' equity previously reported in the comparative figures presented in the Parent Company Condensed Financial Statements.

NOTE 2. COMMITMENTS AND CONTINGENCIES

The Parent Company and its subsidiaries, excluding Ting Fiber, LLC, have revolving credit facilities through third-party financial institutions. The total available amount on the credit facilities is $240 million, and as of December 31, 2025, $190.4 million was drawn on the credit facilities. The Parent Company had no other material commitments or contingencies during the reported periods.

NOTE 3. SHARE CAPITAL

The Company's authorized common share capital is 250 million shares of common stock without nominal or par value. As of December 31, 2025, and 2024, the number of outstanding shares of common stock was 11,111,453 and 11,014,655, respectively. The Parent Company issued 96,798, 111,250, and 86,295 common stock during the twelve months ended December 31, 2025, December 31, 2024 and December 31, 2023, respectively related to stock-based compensation. The Parent Company retired NIL common stock during each of the twelve months ended December 31, 2025, December 31, 2024 and December 31, 2023, related to stock options exercised.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: March 12, 2026

Tucows Inc.

By: /s/ DAVID WOROCH

Name: David Woroch
Title: *Chief Executive Officer and President*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons of behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID WOROCH David Woroch	President, Chief Executive Officer (Principal Executive Officer) and Director	March 12, 2026
/s/ Ivan IVANOV Ivan Ivanov	Chief Financial Officer (Principal Financial and Accounting Officer)	March 12, 2026
/s/ ALLEN TAYLOR Allen Taylor	Director	March 12, 2026
/s/ MARLENE CARL Marlene Carl	Director	March 12, 2026
/s/ STEPHAN UHRENBACHER Stephan Uhrenbacher	Director	March 12, 2026
/s/ LAURENZ MALTE NIENABER Laurenz Malte Nienaber	Director	March 12, 2026
/s/ SANDRA MATZ Sandra Matz	Director	March 12, 2026
/s/ ELLIOT NOSS Elliot Noss	Director	March 12, 2026
/s/ LEE MATHESON Lee Matheson	Director	March 12, 2026
/s/ JEFFREY TORY Jeffrey Tory	Director	March 12, 2026

Exhibit 4.1

**DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934**

The following summary describes the common stock, no par value per share, of Tucows Inc. (the "Company", "our", "us", or "we"), which are the only securities of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The following is a summary and does not purport to be complete. The summary is subject to and qualified by the provisions of our Fourth Amended and Restated Articles of Incorporation (the "Articles"), Second Amended and Restated Bylaws (the "Bylaws"), and the Pennsylvania Business Corporation Law ("PBCL").

Authorized Capital Stock

Our authorized capital stock consists of 250,000,000 shares of common stock, no par value per share, and 1,250,000 shares of preferred stock, no par value per share, all of which shares of preferred stock are undesignated.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, and will be entitled to receive dividends and other distributions when and if declared by our Board of Directors at any regular or special meeting, subject to the rights of the holders of shares of any series of preferred stock.

If we are liquidated, subject to the rights, if any, of the holders of any outstanding shares of preferred stock, the holders of shares of our common stock will be entitled to share, ratably according to the number of shares of common stock held by them, in our remaining assets available for distribution to our stock.

The holders of shares of our common stock will not have preemptive rights to purchase or subscribe for any stock or any other of our securities. There are no conversion, redemption, or sinking fund provisions applicable to our common stock.

Preferred Stock

Under the terms of the Articles, our Board of Directors is authorized to issue shares of preferred stock from time to time in one or more series without shareholder approval. Our Board of Directors has the full authority to fix by resolution full, limited, fractional, or no voting rights, and such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of any series of preferred stock. This authority is subject to the limitation that no shares of preferred stock may have more than one vote per share with respect to any matter on which shares of preferred stock vote together with shares of our common stock.

Anti-takeover Provisions of the Articles, Bylaws, and Pennsylvania Law

The provisions of the PBCL, the Articles, and Bylaws may have the effect of delaying, deferring, or discouraging another person from acquiring control of the Company.

Pennsylvania Law

The PBCL has several anti-takeover provisions which apply to registered corporations. A registered corporation is generally a corporation that has a class or series of shares entitled to vote in the election of directors registered under the Exchange Act.

We are a registered corporation, however, we have elected to opt-out of substantially all of the anti-takeover provisions of the PBCL, specifically Subchapters 25E, G, H and Section 2538 of Subchapter 25D. These provisions do not apply to us.

We are subject to the provisions of Subchapter 25F of the PBCL prohibiting business combination transactions with a person that becomes a beneficial owner of shares representing 20% or more of the voting power in an election of our directors unless:

- the business combination or the acquisition of the 20% interest is approved by our Board of Directors before the 20% interest is acquired;
- the person beneficially owns at least 80% of the outstanding shares and the business combination is approved by a majority vote of the disinterested shareholders, and satisfies minimum price and other conditions prescribed in the PBCL;
- the business combination is approved by a majority vote of the disinterested shareholders at a meeting called no earlier than five years after the date the 20% interest is acquired; or
- the business combination is approved by shareholder vote at a meeting called no earlier than five years after the date the 20% interest is acquired, and satisfies minimum price and other conditions prescribed in the PBCL.

A "business combination" includes mergers, consolidations, asset sales, share exchanges, divisions of a registered corporation or any subsidiary thereof and other transactions resulting in a disproportionate financial benefit to an interested shareholder.

The above description of Subchapter 25F of the PBCL merely summarizes the material anti-takeover provisions applicable to us that are contained in the PBCL, but are not a complete discussion of those provisions.

The PBCL contains other provisions applicable to us that may have an anti-takeover effect. For instance, under Section 1715 of the PBCL, our directors are not required to consider the interests of the shareholders as being dominant or controlling in considering our best interests. Our directors may consider, to the extent they consider appropriate, such factors as:

- the effects of any action upon any group affected by such action, including our shareholders, employees, suppliers, customers and creditors and upon communities in which we have offices or other establishments;
- our short-term and long-term interests, including benefits that may accrue to us from our long term plans and the possibility that these interests may be best served by our continued independence;
- the resources, intent and conduct of any person seeking to acquire control of us; and
- all other pertinent factors

Section 1715 further provides that any act of our Board of Directors, a committee of the Board of Directors or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of our disinterested directors have assented will be presumed to satisfy the standard of care set forth in the PBCL, unless it is proven by clear and convincing evidence that our disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of Section 1715, our directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

Fourth Amended and Restated Articles of Incorporation

Shareholders of the Company do not have the right to cumulate their votes with respect to the election of directors.

Second Amended and Restated Bylaws

Board of Director Vacancies

The Bylaws provide that vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority vote of the remaining members of the Board of Directors though less than a quorum, or by a sole remaining director.

Shareholder Action; Special Meeting of Shareholders

The Bylaws provide that shareholders may not take any action by unanimous written consent or partial consent in lieu of a meeting. The Bylaws further provide that a special meeting of shareholders may only be called by the Chief Executive Officer, the Chairman of the Board of Directors, or the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

The Bylaws provide advance notice procedures for shareholders seeking to bring business before our annual meeting of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders. To be timely, a shareholder's notice must be delivered, in writing, to the Secretary at our principal executive offices not more than 90 days nor less than 60 days prior to the date on which the Company first mailed its proxy materials for the preceding year's annual meeting if the date of the annual meeting is not more than 30 days before and not more than 30 days after the first anniversary of the preceding year's annual meeting. If the date of the annual meeting is more than 30 days before or more than 30 days after the first anniversary of the preceding year's annual meeting, a shareholder's notice must be delivered not more than 120 days nor less than 90 days prior to such annual meeting, or no later than the tenth day following the public announcement of the annual meeting.

For a special meeting, to be timely, a shareholder notice must be delivered, in writing, to the Secretary at our principal executive offices not more than 90 days nor less than 60 days prior to the date of such special meeting, and no later than the tenth day following the public announcement of a special meeting.

The Bylaws also specify certain requirements regarding the form and content of the shareholder's notice.

These provisions might preclude our shareholders from bringing matters before our annual meeting of shareholders or special meetings or making nominations for directors at our annual meetings or special meetings.

Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol "TCX" and on the TSX Exchange under the symbol "TC".

Exhibit 10.21

MUTUAL SEPARATION AGREEMENT

BETWEEN:

TUCOWS INC.

("**Employer**")

- and -

ELLIOT NOSS

("**Executive**")

WHEREAS:

(a)   Executive is employed in the position of Chief Executive Officer of Employer pursuant to an employment agreement dated January 22, 2003 (the "**Employment Agreement**") and in the position of Chief Executive Officer of its wholly-owned subsidiary, Ting Fiber LLC ("**Ting**"); and

(b)   Employer and Executive have mutually agreed to fully and finally resolve all matters, whether known or unknown, arising from Executive's employment with Employer and/or Ting and the cessation thereof.

NOW THEREFORE, in consideration of the mutual covenants and promises contained herein, which the parties acknowledge and agree are good and sufficient, the parties agree as follows:

1.   Executive's employment with each of Employer and Ting shall cease effective as of 5:00 pm Eastern Standard Time ("**EST**") on November 6, 2025 (the "**Cessation Date**"). The cessation of Executive's employment extends and applies to all positions, directorships and offices held by Executive with Employer and all related or affiliated entities of Employer effective as of 5:00 pm EST on the Cessation Date, except for Executive's position as Director on the Board of Directors of the Employer (the "**Tucows Board**"), which shall continue, subject to and in accordance with the Second Amended and Restated By-Laws, as amended, on the terms and conditions provided to other Directors of the Tucows Board.

2.   During the period between the date on which the Executive returns an original signed copy of this Mutual Separation Agreement to Employer and the Cessation Date, Executive shall (i) conduct himself in a manner consistent with (a) his job duties and responsibilities and fiduciary obligations as Chief Executive Officer and (b) the best interests of Employer, Ting and their respective affiliated and related entities, (ii) follow all reasonable directions from Employer, including the Tucows Board, Ting, and their respective affiliated and related entities in the course of his employment, (iii) not interfere with the operations of Employer, Ting or their affiliated and related entities, (iv) facilitate the transition of his role(s), and (v) not incur any business expenses without the prior authorization of Employer.

3.   The terms and conditions of this Mutual Separation Agreement will be null and void and of no further force and effect in the event that Executive's employment with Employer terminates for any reason prior to the Cessation Date, other than termination of his employment by Employer without cause.

4.   Within thirty (30) days following the Cessation Date, Employer shall pay Executive all base salary and vacation pay that is accrued and unpaid up to and including the Cessation Date. A Record of Employment shall be issued by Employer in the normal course.

5.   Within thirty (30) days following the later of the Cessation Date or the date on which Executive provides a lawful written direction and all necessary information and documentation to effect his requested allocation, or if Executive elects to split the payment, on the schedule agreed to by the parties, Employer shall pay Executive an all-inclusive lump sum amount in the gross amount of $2,500,000 USD (the "**Lump-Sum Payment**"), less applicable deductions and withholdings, which may be allocated in a lawful way as between a retiring allowance, a personal RRSP direction, wages and legal fees, and/or, at the Executive's election, to split the Lump-Sum Payment into two separate payments to be paid in December 2025 and January 2026, subject to the provision of a lawful written direction to be provided by Executive to the Employer by no later than seven (7) days following the Cessation Date as well as the provision of any information and documentation required by Employer to effect the same. The Lump-Sum Payment shall be paid in Canadian dollars, with such payments being converted

from United States dollars using the most recent closing exchange rate of the Bank of Canada available before the date of payment (or if Executive elects to split the payment, before the date of payment of the first installment).

6. Employer will reimburse Executive for his legal fees incurred by the Executive in connection with the negotiation of this Mutual Separation Agreement, to a maximum of $15,000 CAD, inclusive of HST and disbursements, subject to provision of a lawful written direction from Executive and an invoice from Executive's counsel confirming that such allocated amount has been properly incurred.

7. Employer shall continue Executive's (and his dependent(s), as applicable) participation in Employer's group health and dental benefits plan between the Cessation Date and the first to occur of (i) November 6, 2027, (ii) the date on which such plan(s) require cessation of such benefit(s) at the insistence of the insurer, in which case compensation in lieu will be provided (calculated based on the value of the applicable premium paid by Employer), or (iii) the date on which Executive begins participating in a comparable benefits plan as the primary user through another source. Continuance of any such coverage is subject to and in accordance with the terms and conditions of the applicable plan(s) in place and as amended from time to time, and is conditional upon Executive immediately advising Employer of his coverage through another source, if any.

8. Executive acknowledges and agrees that the payments and benefits continuation set out in paragraphs 4, 4, 6 and 7, above, are in full and final satisfaction of any entitlements or claims that he may have in connection with his employment and/or the cessation of his employment with Employer (including any claims under statute, contract, or at common law), and that other than as set out in paragraphs 4, 4, 6 and 7, above, no other or further payments or benefits are due or owing to him or will become due or owing to him at any time in the future in relation to his employment and/or the cessation of his employment with the Employer. Without limiting the generality of the foregoing, Executive acknowledges and agrees that the payments and benefits continuation provided for herein are in lieu of any contractual termination or severance-related entitlements arising in the Employment Agreement (and not in addition to the same) and as such, that he has no further or other entitlements arising under the Employment Agreement.

9. As a condition of this Mutual Separation Agreement, Executive shall:

    (a) execute a copy of this Mutual Separation Agreement and shall return an original signed copy of the same to the Employer, following which this Mutual Separation Agreement shall be countersigned by Employer;

    (b) on or after the Cessation Date but before 5:00 p.m. EST on the day immediately following the Cessation Date, execute the Release and Indemnity attached hereto as Schedule "A", which is incorporated into and forms part of this Mutual Separation Agreement, and shall return an original signed copy of the same to Employer, following which the Release and Indemnity shall be countersigned by Employer; and,

    (c) return all Employer property in his possession or control within seven (7) days of the Cessation Date, unless Employer expressly agrees that he may retain certain property in connection with the transition assistance described in paragraph 2 above, or his performance of his role as a Director on the Tucows Board, or otherwise as approved by the Employer or the Tucows Board. Notwithstanding the foregoing, Employer agrees that Executive will maintain access to his Employer email and Google Workspace (G Suite) accounts for a period of up to six (6) months following the Cessation Date, for the sole purpose of transitioning his personal content and information (which he acknowledges must be done in collaboration with Employer and its IT team (and in compliance with any directions provided by Employer or its IT team) to ensure information security protocols are adhered to). For clarity, unless expressly authorized by the Employer or the Tucows Board, Executive agrees he will not otherwise have access to confidential Employer information, other than to fulfil his role as a Director on the Tucows Board, after he has returned all Employer property described above.

10. The Employer agrees to confer with Executive on the preparation of mutually agreeable press releases and internal communications concerning the cessation of Executive's employment. As a condition of this Mutual Separation Agreement, Executive agrees not to disclose the fact of his departure and/or the cessation of his employment with Employer to any party without the express authorization of the Board of Directors of the Employer, except to his immediate family, his respective legal and financial advisors, or as may be required by applicable law. Any disclosure to such permitted persons by Executive must be done in a confidential manner and any further disclosure by such parties constitutes a breach of this provision by Executive. Executive agrees that any communications concerning the departure and/or cessation of Executive's employment which Executive may make must be authorized in advance by Employer and be consistent with similar Employer communications.

11. Except as modified in this Mutual Separation Agreement, Executive shall comply with all post-employment restrictive covenants as set out in the Employment Agreement with Employer dated, including but not limited to the confidentiality and non-solicitation provisions contained therein. Without limiting the generality of the foregoing, Executive acknowledges, and

shall at all times following the Cessation Date continue to comply with, his ongoing obligations with respect to the proprietary and confidential information and trade secrets of Employer and its related and affiliated entities. In this regard, Executive agrees and acknowledges that he shall not, at any time following the Cessation Date: (i) use or disclose any proprietary or confidential information or intellectual property or trade secrets of Employer and its related and affiliated entities for any purpose, either for his benefit, whether directly or indirectly, or for the benefit of any third party; or (ii) disclose any such proprietary or confidential information or intellectual property or trade secrets of Employer and its related and affiliated entities to any third party.

12. The Employer agrees to waive the requirements of the non-competition provision contained in Section 7(a) of the Employment Agreement. For greater clarity, the other portions of Section 7, including Section 7(b), remain in effect and the Executive agrees, at all times following the Cessation Date, to comply with such Section, unless specifically provided for otherwise in this Mutual Separation Agreement.

13. Subject to and in accordance with the terms and conditions of such plan(s) in place and as amended from time to time, Employer confirms that the fact of the cessation of Executive's employment shall not alter the application of its current D&O insurance to actions or inactions taken by Executive during the course of his employment with Employer up to and including the Cessation Date.

14. The unvested and unexercisable portion of the stock options to purchase common stock of Tucows, Inc., Wavelo and Ting that Executive holds immediately prior to the Cessation Date ("**Outstanding Options**") will become fully vested and exercisable as of the Cessation Date. The vested and exercisable Outstanding Options will remain exercisable until the end of the respective term of each Outstanding Option.

15. Executive and Employer each agree that they will keep the terms of this Mutual Separation Agreement (apart from a statement that all matters between the parties have been resolved to their mutual satisfaction), including any discussions leading up to this Mutual Separation Agreement and the attachments to this Mutual Separation Agreement, completely confidential, and that they will not disclose any information concerning the terms of this Mutual Separation Agreement, including any discussions leading up to the same, to anyone other than their respective legal and financial advisors, in Executive's case, to his immediate family, in Employer's case, to its Board of Directors, its direct and ultimate shareholders (to the extent required by law or any constating documents or shareholder agreements) and those required to implement the terms of this Mutual Separation Agreement, or otherwise as required by law. It should be noted that any disclosure to such permitted persons by Executive or Employer must be done in a confidential manner and any further disclosure by such parties constitutes a breach of this provision by Executive or Employer, as applicable.

16. Executive acknowledges and agrees that he will not make any disparaging or derogatory remarks, comments or statements to anyone, whether written or verbal, about Employer or Employer's parent, subsidiary, affiliated, associated or related entities and their respective officers, directors, employees, shareholders and agents, or his relationship with any of them. Employer acknowledges and agrees that it will not authorize or permit its management representatives to make any disparaging or derogatory remarks, comments or statements, whether written or verbal, regarding Executive in the course of their employment with Employer.

17. Executive represents and agrees that there are no actions, applications, complaints or claims outstanding by or on behalf of Executive against Employer and/or its related or affiliated entities, or the respective directors, officers, partners, shareholders, employees or agents thereof, that no actions relating to or arising out of the facts and allegations underlying the discussions leading to this Mutual Separation Agreement will be filed by or on behalf of Executive in the future and that this Mutual Separation Agreement will serve as a full and complete defence to any such actions as may be filed by or on behalf of Executive in the future.

18. Executive and Employer hereby declare, represent and warrant that they have obtained, or had the reasonable opportunity to obtain, independent legal advice with respect to the terms set forth in this Mutual Separation Agreement and the attachments hereto and that they have each read and fully understand them. Executive and Employer hereby declare and confirm that they are each entering into this Mutual Separation Agreement voluntarily for the purpose of making full and final settlement of all claims as aforesaid and for no other purpose.

19. In agreeing to this Mutual Separation Agreement, Employer makes no admission of and expressly denies any liability or wrongdoing.

20. This Mutual Separation Agreement set forth the sole and entire settlement between the parties, and fully supersedes any and all discussions, prior settlements or understandings between the parties hereto, whether verbal or written, pertaining to the subject matter of this Mutual Separation Agreement.

21.   The terms and conditions of this Mutual Separation Agreement are governed by and shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

22.   The parties agree that this Mutual Separation Agreement may be executed electronically and in counterpart.

EXECUTED on 11/6/2025 (Date):

Signed in the presence of:
/s/ Bret Fausett

_____   _____
Witness   Elliot Noss
    Bret A. Fausett

/s/ Elliot Noss

EXECUTED on 11/6/2025   (Date):

TUCOWS INC.

/s/ Laurenz M. Nienaber

Per:
    Laurenz M. Nienaber
    Chair, Tucows, Inc. Board of Directors

RELEASE AND INDEMNITY

WHEREAS:

(a)   the employment of Elliot Noss ("**Executive**") with Tucows Inc. ("**Employer**") and its affiliated and related entities, including but not limited to Ting Fiber LLC ("**Ting**"), ceased on November 6, 2025;

(b)   Executive has agreed to accept the terms of settlement outlined in the Mutual Separation Agreement to which this Release and Indemnity is attached as Schedule "A" (the "**Terms of Settlement**") in full settlement of all Claims (as defined below) which he may have relating to his employment with Employer and Ting or the cessation of such employment;

NOW THEREFORE THIS RELEASE AND INDEMNITY WITNESSES that, in consideration of the Terms of Settlement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Executive agrees as follows:

1.   Release and Indemnity

Executive hereby:

(a)   releases and forever discharges:

(i)   Employer, its current and former directors, officers, trustees, shareholders, employees, contractors and agents;

(ii)   all corporations and entities associated or affiliated with Employer, including but not limited to Ting, and their respective current and former directors, officers, trustees, shareholders, employees, contractors and agents; and

(iii)   the respective heirs, executors, administrators, other legal representatives, successors and assigns of the aforesaid corporations, individuals and other entities

(individually, a "**Releasee**" and, collectively, the "**Releasees**") from any and all actions, causes of action, claims, proceedings, Actions, complaints and demands whatsoever, whether known or unknown, that have arisen or that may arise at any time in the future (individually, a "**Claim**" and, collectively, the "**Claims**") arising from the employment of Executive with Employer or Ting or the cessation of such employment, including all Claims, contractual, statutory or otherwise, under any benefit plan in which Executive participated or may have been entitled to participate during his employment, and all Claims for salary, wages, commissions, incentive compensation, bonuses, stock options, shares or other securities, benefits, overtime pay, vacation pay, holiday pay, any other form of remuneration, benefit or perquisite, termination pay, severance pay, compensation in lieu of notice, damages for wrongful dismissal, any other forms of damage and reinstatement in employment, and including any express or implied right under any contract of employment, the common law, the *Employment Standards Act, 2000* (Ontario), the *Occupational Health and Safety Act* (Ontario), the *Labour Relations Act* (Ontario) or any other applicable statute, law, or regulation in any jurisdictions where the Releasees operate;

(b)   agrees that he is aware of his rights under the *Human Rights Code* (Ontario) (or any comparable statute, law or regulation in any jurisdictions where the Releasees operate), confirms that he is not and does not intend to assert such rights or advance a Claim under the *Human Rights Code* (Ontario) (or any comparable statute, law or regulation in any jurisdictions where the Releasees operate) relating to his employment with Employer or Ting or the cessation of such employment, and hereby releases and forever discharges the Releasees from any such Claims;

(c)   agrees, for the benefit of the Releasees, not to make any Claim or take any proceeding in any jurisdiction with respect to any matter released and discharged herein that may result in any Claim arising against any Releasee for contribution or indemnity or other relief;

(d)   agrees to indemnify and save harmless the Releasees from and against all Claims asserted against and all losses, damages, fines, penalties, deficiencies, losses, liabilities (whether accrued, actual, contingent, latent or otherwise), costs, fees and expenses (including but not limited to interest, court costs and reasonable fees and expenses of lawyers, accountants and other experts and professionals) (collectively, the "**Losses**") incurred by any of the

Releasees directly or indirectly arising out of or resulting from any of the Claims described in Sections 1(a) and (b) or any breach of the covenant contained in Section 1(c);

(e)   agrees to indemnify and save harmless the Releasees from and against any and all Claims under the *Income Tax Act* (Canada), the *Income Tax Act* (Ontario), the *Canada Pension Plan Act*, the *Employment Insurance Act* (Canada), including any regulations made thereunder, and any other statute, law or regulations in any jurisdictions where the Releasees operate, for or in respect of any failure on the part of the Releasees to withhold income tax, Canada Pension Plan premiums, employment insurance premiums or benefit overpayments or any other tax, premium, payment or levy from all or any part of the said consideration and any Losses arising from any such Claims;

(f)   agrees to keep the terms of this Release and Indemnity and the Terms of Settlement and the discussions leading up to them completely confidential, and not to disclose the terms of this Release and Indemnity, the Terms of Settlement and the discussions leading up to them except to immediate family members properly cautioned, legal and financial advisors, or to the extent that disclosure is required by law;

(g)   agrees that he will not at any time make or publish any statements or comments that are directly or indirectly disparaging or defamatory of any of the Releasees;

(h)   acknowledges and agrees that the Releasees other than Employer are intended to be third party beneficiaries of this Release and Indemnity and, as such, each of such Releasees are entitled to enjoy the benefits of this Release and Indemnity and have the right to independently enforce the terms of this Release and Indemnity directly against Executive; and

(i)   to the extent necessary to entitle the Releasees to enjoy the benefits of this Release and Indemnity, appoints Employer as the trustee for such Releasees of the provisions of this Release and Indemnity that are for their benefit.

2.   Independent Legal Advice

Executive declares that he has obtained independent legal advice with respect to the Terms of Settlement as well as this Release and Indemnity and fully understands them. Executive hereby voluntarily accepts the Terms of Settlement for the purpose of making full and final compromise, adjustment and settlement of all Claims referred to above.

3.   Compliance with the Terms of Settlement

This Release and Indemnity will not apply to any Claims that Executive or Employer may have relating to the failure or the refusal of the other party to comply with the Terms of Settlement.

4.   No Admission of Liability

Executive understands and agrees that neither the Terms of Settlement nor anything contained herein nor the payment of the said consideration will be construed as an admission of liability by the Releasees.

5.   Governing Law

This Release and Indemnity is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

6.   Benefit

This Release and Indemnity will enure to the benefit of and be binding upon Executive and the Releasees and their respective heirs, executors, administrators, other legal representatives, successors and assigns.

7.   Entire Agreement

This Release and Indemnity along with the Terms of Settlement constitute the entire agreement between Executive and Employer with respect to the subject matter hereof. The Terms of Settlement are contractual and not a mere recital.

IN WITNESS WHEREOF Elliot Noss has executed this Release and Indemnity at _{11/6/2025} , Ontario on November   ,
2025.

SIGNED AND DELIVERED
Signed in the presence of:
/s/ Bret Fausett

_____   /s/ Elliot Noss

_____

Witness   Elliot Noss

Exhibit 10.22



96 Mowat Avenue
Toronto, Ontario, Canada M6K 3M1

INDEPENDENT CONTRACTOR CONSULTING AGREEMENT

THIS AGREEMENT is made as of November 7, 2025

B E T W E E N:

Ting Fiber, LLC, a subsidiary of Tucows Inc. (Hereinafter referred to as "Ting")

- and -

Elliot Noss

(Hereinafter referred to as the "Consultant")

WHEREAS:

A.   Ting wishes to receive consulting and advisory services from the Consultant in relation to the current process for the sale of the Ting business (the "Services") and the Consultant agrees to perform such Services for Ting in accordance with the terms and conditions of this Independent Contractor Consulting Agreement (the "Agreement");

B.   the Consultant has indicated to Ting that it has the necessary expertise and experience to perform the Services required by Ting;

C.   the Consultant represents and warrants that there are no restrictive covenants or potential or existing conflicts of interest preventing the Consultant from entering into or performing the Services under this Agreement;

D.   the Consultant is carrying out its activity as a self-employed worker in full legality with the appropriate permits, its activity is declared with the local trade, tax and social insurance administration and registered with the appropriate authorities or on the local trade register, and the Consultant is up to date with the payment of its social insurance contributions and taxes.

IT IS AGREED AS FOLLOWS:

1.   Term: This Agreement shall be effective on November 7, 2025 ("Effective Date") and shall continue to be in effect until the earlier of (a) the completion of a transaction for the sale of Ting or substantially all of its assets, or (b) in accordance with Section 11 below (the "Term").

2.   Provision of Consulting Services: During the Term, the Consultant shall perform the Services for the fee described in Section 3 below. The Consultant shall devote all such time and attention as may be required to perform and complete all Services hereunder to the highest standard attainable.

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3.   Consulting Fee/Expenses: In exchange for the Services, Ting will pay to the Consultant a monthly fee at a monthly rate of $25,000 USD for the Services, with no further or other amounts (other than Authorized Expenses, as defined below) being due or payable to the Consultant unless Ting approves the same in writing (including by email). Invoices must be provided by the Consultant to Ting, with information provided on such invoice as may be requested by Ting from time to time. Fees for services rendered are payable within 30 days of Ting receiving an invoice from the Consultant in respect of the same, provided that such fees and the form of the invoice are authorized by Ting.

Upon the submission of appropriate receipts, Ting will reimburse the Consultant for reasonable business related expenses incurred in providing the Services, provided that such expenses comply with any Ting expense policy in place, and/or direction provided to the Consultant with respect to expenses, from time to time, and receive all required approvals or pre-authorizations, as applicable ("Authorized Expenses").

4.   Services: Ting reserves the right to request such reports (progress, financial or otherwise) as may be considered reasonably necessary to demonstrate that the Services performed by the Consultant under this Agreement satisfy Ting's objectives and professional standards as notified to the Consultant by Ting from time to time.

5.   Consulting Services: The Consultant shall provide the Services to Ting on a non-exclusive basis and shall be free to provide its services to third parties, provided that such services are not provided in a manner inconsistent with any of the provisions of this Agreement. The Consultant undertakes not to subcontract the Services to third parties without prior written authorization from Ting.

6.   Obligations:

    I.   The Consultant undertakes to perform the Services in accordance with the terms and conditions set out in this Agreement, under the conditions jointly agreed by the Parties and any instructions and deadlines that may be given by Ting from time to time.

    II.   The Consultant shall perform the Services with the high degree of care, skill and prudence reasonably expected of a professional and experienced service provider working in this sector of activity.

    III.   The Consultant shall determine the means by which it performs the Services for Ting.

    IV.   The Consultant shall furnish, at its own expense, the equipment, supplies, tools, and other materials used to perform the Services.

    V.   In the event of illness, accident or force majeure preventing the Consultant from performing the Services, the Consultant shall inform Ting immediately in writing.

7.   Confidentiality:

    I.   The Consultant shall not disclose or use, either during the term of this Agreement or thereafter, any confidential information of Ting or its related or affiliated entities, or other non-public information relating to Ting, financial, technical or other business information of Ting or its related or affiliated entities, except as requested by Ting in connection with the Consultant's performance of this Agreement or as required by law.

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In particular, but without limiting the generality of the foregoing, the Consultant shall maintain the confidentiality of all intellectual property rights disclosed by Ting and which become known during the term of this Agreement or which it develops or helps to develop in the course of providing the Services to Ting. The Consultant agrees not to make any statement or do any act which may in any way damage the reputation or business of Ting, its affiliates or Ting's clients or associates.

II. The Consultant shall not disclose to third parties the results of the work carried out as part of the Services; disclose to third parties Ting's know-how and other confidential information, provided by Ting to the Consultant for the purpose of performing the Services, except to the extent that disclosure is necessary in the proper performance of the Services and provided that the third party has entered into a confidentiality agreement that is no less stringent than as set forth in this Agreement.

III. The Consultant agrees to immediately notify Ting in writing if it becomes aware of any disclosure that violates the obligations of this Agreement. The Consultant shall be responsible for any breach of these obligations by its employees, agents or sub-contractors. The Consultant shall take all necessary steps to prevent further disclosure.

IV. The Parties expressly agree that the provisions of this Clause 7 shall survive the termination of this Agreement.

8. Ownership of Results: All memoranda, notes, correspondence, files, documents and other tangible items produced by the Consultant in connection with the performance of the Services shall be and shall remain at all times the property of Ting. At all times, including after termination of this Agreement, the Consultant shall, upon the written request of Ting, promptly deliver to Ting all such tangible items in its possession or control relating to Ting, its business affairs, its clients and the Services.

9. Non-Solicitation: The Consultant agrees not to solicit the services or employment, directly or indirectly, of any of Ting's consultants or employees with whom the Consultant has had material contact while performing the Services, either during the term of this Agreement or for a period of one year from termination of this Agreement.

10. Intellectual Property: All intellectual property, including but not limited to inventions, creations, and works of authorship, developed or conceived by the Consultant for Ting and pursuant to this Agreement shall be considered the exclusive property of Ting. The independent contractor hereby assigns and transfers all rights, title, and interest in and to such intellectual property to Ting, and agrees to take all necessary actions to perfect and enforce such assignment.

11. Termination: This Agreement may be terminated by Consultant immediately upon written notice to Ting. This Agreement may be terminated by Ting either for cause effective immediately or, if no cause exists, upon the provision of either thirty (30) days' written notice of termination to Consultant or effective immediately upon the provision of written notice plus one (1) month's fees (i.e. $25,000 USD) in lieu of notice (or a combination of the two, in which case the fees in lieu of notice shall be pro-rated).

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Upon expiration or earlier termination of this Agreement, the Consultant agrees to deliver to Ting, or destroy, all documents, equipment, business tools, records, reports and copies thereof which are in its possession and which relate in any way to Ting, its affiliates, or the customers, clients or associates of Ting during the term of this Agreement. Upon termination of this agreement, Ting shall not be obligated to make any further payment to the Consultant beyond the amount of such fees and Authorized Expenses actually accrued (and pro-rated) to the date of such termination, plus any fees in lieu of notice of termination, if applicable. The Consultant expressly releases Ting, its related and affiliated entities, and their respective current and former directors, officers, employees, agents and contractors from any and all actions, causes of action, claims, demands, of whatever nature arising out of or in any way connected with this Agreement or the termination of this Agreement, except claims to enforce the terms of this Agreement.

Any notice required or permitted to be given hereunder shall be in writing and shall be effectively given if (i) delivered personally, (ii) sent by electronic delivery (e-mail), or (iii) sent by prepaid courier service addressed, in the case of notice to Ting, as follows:

> **Bret Fausett**
> CLO, Tucows, Inc.
> bfausett@tucows.com
> 96 Mowat Avenue Toronto, Ontario M6K 3M1

and in the case of notice to the Consultant, as follows:

> Elliot Noss
> elliot@noss.org
> 51 Roxborough Drive, Toronto, ON M4W 1X2

Any notice so given shall be deemed conclusively to have been given and received when so personally delivered or sent by prepaid courier service. Any party hereto may change any particulars of its address for notice by providing written notice of change of address.

12. Ting Email Address and System Access: Ting agrees to provide the Consultant with a company email address for the duration of the Term. Ting agrees to provide the Consultant access to relevant communication and collaboration systems, including work email and google sheet access, necessary for the effective performance of the Services. The Consultant agrees to use the provided email address and system access solely for the purpose of performing the agreed-upon Services and related authorized activities. Any information, data, or communication accessed through these means shall be treated confidentially and in accordance with the confidentiality provisions outlined in this Agreement. Upon the termination or completion of the consulting services, Ting shall promptly revoke the Consultant's access to the provided email address and communication systems. The Consultant will return any access credentials, devices, or materials provided by the Client for the purpose of this Agreement.

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13. Injunctive Relief: The Consultant agrees that the remedy at law for any breach by it of the confidentiality provisions of this Agreement will be inadequate and that Ting, on any application to a Court, shall be entitled to temporary and permanent injunctive relief against the Consultant without the necessity of proving actual damage.

14. Reasonable Restrictions: The Consultant agrees that all restrictions contained in this Agreement are reasonable and valid and hereby waives all defenses to the strict enforcement of this Agreement by Ting.

15. Acknowledgement: The Parties hereto expressly acknowledge and agree that in performing the Services pursuant to this Agreement, the Consultant shall be acting and shall act at all times as an independent contractor and consultant only and that this Agreement shall not constitute the Consultant an employee, agent, partner or joint venturer of or with Ting and that no such relationship shall arise or subsist between the Consultant and Ting during the Term including any extension or renewal thereof.

Consultant also acknowledges and agrees that it is its sole obligation to report as self-employment income all compensation received from Ting for services rendered as a consultant. Ting shall have no liability or responsibility for the withholding, collection or payment of personal taxes, social insurance payments, employment insurance remittances, vacation pay, statutory holiday pay, overtime pay, benefits premiums, workers' compensation premiums, or statutory or other taxes or payments of any other nature on behalf of, in respect of, or for the benefit of, Consultant or any other person employed by Consultant. Consultant also agrees that by entering into this Agreement, Consultant holds Ting, its related and affiliated entities, and their respective current and former directors, officers, employees, agents and contractors harmless and will indemnify Ting, its related and affiliated entities, and their respective current and former directors, officers, employees, agents and contractors from and against any order, penalty, interest or tax that may be assessed or levied against any of them as a result of Consultant's failure or delay to make such payments or to file any return or information required by any law, ordinance or regulation or as a result of any challenge to or adverse finding in respect of Consultant's status as an independent contractor.

Due to the unique nature of the Services that Consultant will be providing, Consultant agrees that Consultant may not delegate its duties under this Agreement.

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Ting agrees: (i) to hold the Consultant harmless from and against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the Consultant in respect of any civil, criminal, administrative, investigative or other proceeding in which the Consultant is involved because of the Consultant being or having been a consultant to Ting, provided that the Consultant has acted honestly and in good faith, with a view to the best interests of Ting and in a manner consistent with any lawful direction provided to him by Ting and/or its Board of Directors, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Consultant had reasonable grounds for believing that his conduct was lawful; and (ii) that if the by-laws or policies of Ting contain Company indemnification obligations that apply to independent contractors in the normal course, those obligations apply to the benefit of the Consultant in addition to but not in place of subsection (i).

16. Entire Agreement: This Agreement constitutes the entire agreement between Consultant and Ting with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between Consultant and Ting in respect of the provision of the Services and the terms and conditions set forth herein. There are no representations, warranties, forms, conditions, undertakings or collateral agreements, express implied or statutory between Consultant and Ting in respect of the provision of the Services and the terms and conditions set forth herein other than as expressly set forth in this Agreement.

17. Amendments: No amendment, waiver or termination of this Agreement shall be binding unless executed in writing by the parties and no such amendment or waiver shall extend to anything other than the specific subject matter thereof. The failure at any time of any party to insist on strict performance of any provision of this Agreement shall not limit the ability of that party to insist at any future time whatsoever on the performance of the same or any other provision (except and insofar as that party may have given a valid and effective written waiver or release).

18. Governing Law: The performance and interpretation of this Agreement shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date first above written.

Dated: 11/6/2025   By: /s/ Elliot Noss

                                                              Consultant

Dated: 11/6/2025   By: /s/ Bret Fausett

                                                              Ting Fiber, LLC
                                                              Per: Chief Legal Officer and Authorized
                                                              Signatory

6

Exhibit 10.24



EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement"), dated November 5, 2025, BETWEEN:

TUCOWS Inc. (the "Corporation") and **David Woroch** (the "Executive"), (collectively, the "Parties");

WHEREAS the Executive is employed with the Corporation as the Chief Executive Officer of Domains, and has held other roles previously with the Corporation, with an original start date of March 27, 2000;

AND WHEREAS the Parties have agreed upon terms and conditions for the Executive's continuing employment with the Corporation, as set forth in this Agreement;

NOW, THEREFORE, in consideration of the promises and mutual obligations set forth herein and for other good and valuable consideration, the sufficiency of which is acknowledged, the Parties agree as follows:

1. TERM

The employment of the Executive under terms and conditions in this Agreement shall commence on November 6, 2025, at 5:01 p.m. ET, or as otherwise mutually agreed ("the Effective Date"), and shall end on November 30, 2029 (the "End Date"), unless it is terminated earlier in accordance with Section 6 of this Agreement. This Agreement replaces and supersedes all previous agreements between the Parties.

2. DUTIES

The Executive shall serve the Corporation in the capacity of Chief Executive Officer ("CEO") of the Corporation beginning the Effective Date. The Executive will report directly to the Board of Directors of the Corporation (the "Board"), and shall perform such duties and exercise such powers of the position of CEO, as defined by the Board from time to time. The Executive shall perform these duties in accordance with all of the charter documents, the by-laws of the Corporation, the instructions of the Board, the policies, rules and procedures of the Corporation, and all applicable laws and regulations.



Without limitation of the foregoing, the Executive shall:
  i.   devote their best efforts commensurate with those of a CEO, and the senior-most executive of the Corporation, to the business and affairs of the Corporation,
  ii. perform those duties that may reasonably be assigned by the Board diligently and faithfully to the best of the Executive's abilities and in the best interests of the Corporation, and
  iii. use their best efforts commensurate with those of a CEO to promote the interests and goodwill of the Corporation.

The Corporation reserves the right to reassign the Executive to a comparable or senior executive position, and Executive shall then have the right to resign and treat such reassignment as involuntary termination ("Constructive Termination"), in such case, the Executive's entitlements shall be limited to those set forth in Section 6 (iv) of this Agreement.

The Executive shall avoid all actual, potential or perceived conflicts of interest, and shall proactively take all reasonable steps to prevent themselves from being in any actual, potential or perceived conflicts of interest. In case of any actual, potential or perceived conflict of interest, the Executive shall promptly make a full disclosure to the Board. The Executive shall abide by all reasonable directions of the Board in resolving any conflicts of interest.

The Executive may serve as a member of the board of directors of another company only with the prior written approval of the Board. Such approval shall be granted only in the event that the Board determines, in its sole discretion, that such membership is not adverse to the interests of the Corporation.

3. REMUNERATION

The intent of this Agreement is to entitle the Executive to an annual compensation package for their services considering the role and performance of the Executive. Such compensation is in addition to and exclusive of share dividends and other corporate benefits which the Executive may receive in their capacity as a shareholder.



(i) **Base Salary**

The annual base salary payable to the Executive for their services hereunder shall initially be at a rate of $650,000 (CAD), less applicable withholdings and deductions. The Base Salary shall be paid as per the normal payroll practices of the Corporation.

(ii) **Bonus Structure**

In addition, the Executive will be eligible to earn such discretionary bonuses as determined by the Board from time to time ("Bonuses"). Such Bonuses may, in the aggregate, equate to up to 100% of the Base Salary, as of the Effective Date, annually and may be prorated for any partial year of employment.

(iii) **Employee Benefits**

The Executive shall be eligible to participate in all of the Corporation's benefit plans made generally available to its senior executive employees in accordance with the terms thereof. The Corporation may amend, replace or remove the benefit plans or benefit provider without prior notice.

(iv) **Vacation**

During the term of this Agreement, the Executive shall be entitled to five (5) weeks' paid vacation each calendar year, prorated for any partial year of employment. Such vacation shall be taken at a time or times acceptable to the Corporation having regard to its operations. The Executive and the Corporation acknowledge that adequate time away from the workplace contributes to health and productivity. Accordingly, the Executive is encouraged to utilize their full entitlement of five (5) weeks' paid vacation time off in each calendar year. Vacation cannot be carried forth from one calendar year to another except (and only to the minimum extent) as required by the Ontario *Employment Standards Act*, 2000, and its regulations, as amended (the "ESA").

(v) **Stock Options**

The Executive shall be eligible to participate in the Corporation's employee stock option plan ("ESOP"), subject to the terms and conditions of the ESOP, as amended from time to time. Stock option ("Stock Option") grants shall be made at the discretion of the Board. The Executive's anticipated grant for the year 2025 will be 20,000 Stock Options with a 4-year vesting period, subject to the approval of the Board, and issued on such date as determined by the Board.



(vi) **D&O Insurance and Indemnity**

The Corporation shall include the Executive as an Officer of the Corporation for the purposes of receiving coverage under the Corporation's D&O insurance policy. To the extent that the insurance policy does not fully provide such coverage, the Corporation agrees that it shall indemnify the Executive with regard to legal defense costs and liability for all claims that arise as a result of lawful actions taken by the Executive in good faith, within the scope of his employment, that are reasonably necessary for the performance of his duties. Under such circumstances, the Corporation shall retain the right to choose whether or not to defend a claim, when and if to pursue settlement discussions and settle the claim, and to retain counsel of its choice.

4. **EXPENSES**

The Executive shall be reimbursed for all reasonable travel and other out-of-pocket expenses actually and properly incurred by the Executive from time to time in connection with carrying out their duties hereunder. For all such expenses, the Executive shall furnish to the Corporation originals of all invoices or statements in respect of which the Executive seeks reimbursement.

6. **TERMINATION OF EMPLOYMENT**

This Agreement shall automatically terminate on the End Date, unless it is terminated earlier in accordance with the following provisions.

(i) Termination by Death

This Agreement and the Executive's employment shall automatically terminate upon the death of the Executive, which shall be the "Date of Termination" for the purposes of this sub-section. In the event of termination by death, the Corporation shall pay the Executive's estate an amount equal to the base salary, vacation pay and any other accrued and unpaid compensation (including pro-rated Bonuses earned and vested Stock Options) earned by and payable to the Executive up to the Date of Termination, as well as any minimum statutory entitlements to payments, benefits or other entitlements required by the *ESA*. For clarity, under no circumstances will the Executive or their estate have any further or additional entitlements upon termination by death under this Agreement or at common law.



(ii) Termination by Permanent Disability

The parties recognize and agree that the Executive is employed in a single occupancy, high-level position in which the dependable performance of their duties and responsibilities is critical to the employment relationship. Accordingly, in the event of a Permanent Disability (defined below) of the Executive, the parties agree that this Agreement will be deemed to have been automatically terminated without the action or fault of either Party.

The parties agree that the Executive will be deemed to have a "Permanent Disability" when:

a) The Executive has been unable or unwilling or has failed to fully perform their duties for six consecutive weeks, because of ill health, physical or mental disability, or for other causes beyond the control of the Executive; or

b) If a determination is made by a physician chosen by the Corporation, that there is no reasonable prospect of the Executive's return to work, or no reasonable likelihood of recovery, for the next six months. The Executive hereby consents to any and all such medical examinations.

In case of termination due to Permanent Disability, the "Date of Termination" shall be the date on which the Executive receives written notice that the Corporation is relying on this Section of the Agreement.

Upon termination of this Agreement due to Permanent Disability, the Executive's entitlements shall be limited to those under "Termination by the Corporation" (without Cause, as defined below) under subsection (iv) of this Section. For clarity, under no circumstances will the Executive or their Estate have any further or additional entitlements under this Agreement or at common law.

(iii) Termination by the Executive

The Executive may terminate this Agreement upon providing the Corporation with three (3) months' notice in writing of their intention to do so ("Resignation Notice Period"). The Executive shall continue to devote their best efforts to the business and affairs of the Corporation and shall perform those duties diligently and faithfully to the best of their ability during the Resignation Notice Period. The Corporation may waive all or any part of Resignation Notice Period by providing



the Executive all their wages, benefits, and other entitlements to the end of the three (3) month Resignation Notice Period required by this Section. Executive acknowledges and agrees that such a waiver does not constitute a termination of employment by the Corporation. In case of a termination by the Executive, the "Date of Termination" will be the later of the last day worked by the Executive, or the end of the Resignation Notice Period.

In the event of the termination of this Agreement by the Executive prior to the End Date, the Executive will not have any entitlement to any Base Salary, pro-rata Bonus or vesting of Stock Options after the Resignation Notice Period.

(iv) Termination by the Corporation

If the Corporation terminates the Executive's employment prior to the End Date, with or without Cause (as defined below), the Executive will be provided with only the minimum statutory payments, benefits and other entitlements, if any, owed in the circumstances under the ESA, including but not limited to outstanding wages, vacation pay, statutory holiday pay, and minimum statutory entitlements, if any, to notice of termination (or termination pay), severance pay and benefit continuation. The Executive understands and agrees that, in accordance with the ESA, there are circumstances in which the Executive may have no entitlement to notice of termination, termination pay, severance pay or benefit continuation.

The Executive understands and agrees that compliance with the minimum requirements of the ESA satisfies any common law or contractual entitlement the Executive may have to notice of termination of employment or pay in lieu thereof, and as such, subject only to the Enhanced Severance provisions below, that the Executive shall have no further or other entitlements to common law notice or pay in lieu thereof. The Executive further understands and agrees that this provision shall apply throughout the Executive's employment with the Corporation, regardless of its duration or any changes to the Executive's position, responsibilities, or compensation.

In the event of termination of employment by the Corporation, the "Date of Termination" will be the later of (i) the last day worked by the Executive, or (ii) the last day of the statutory notice period under the ESA.



Enhanced Severance Package

Subject to Section 12 below, in the event the Corporation terminates the Executive's employment prior to the End Date without Cause (as defined below), or in case of termination due to Permanent Disability (as defined in sub-section (ii) above), the Corporation will provide the Executive with an "Enhanced Severance Package", subject to the terms and conditions herein, and in exchange for the Executive signing and returning a Full and Final Release and Indemnity in favour of the Corporation, in a form to be provided by the Corporation at the time of termination, releasing all claims against the Corporation, including but not limited to all claims relating to the Executive's employment and the termination thereof.

In the event of a termination without Cause (as defined below), the Enhanced Severance Package will consist of Base Salary until the End Date, continuation of extended health and dental benefits until the earlier of the End Date or the date on which Executive secures alternate coverage through another source (subject to and in accordance with the terms and conditions of the applicable plan(s) in place and as amended from time to time, with all other coverages ceasing at the end of the statutory notice period under the ESA), pro-rata Bonus payments until the End Date (calculated at 100% of Base Salary and pro-rated for partial years), and vesting of Stock Options until the End Date. For clarity, the Executive will not be eligible for an Enhanced Severance Package in the event that their employment is terminated by the Corporation with Cause (in which case, they will be eligible only for the minimum statutory entitlements under the ESA, as noted above, if such entitlements apply in the circumstances).

For the purposes of this Enhanced Severance Package, "Cause" includes:

a) any material breach of the provisions of the terms and conditions herein by the Executive;
b) consistent poor performance on the part of the Executive, after being advised as to the standard required;
c) any intentional or negligent disclosure of any Confidential Information by the Executive;
d) violation by the Executive of any local, provincial/state or federal statute, including, without limitation, an act of dishonesty such as embezzlement or theft;



e) conduct on the part of the Executive that is materially detrimental to the business or the financial position of the Corporation;

f) any intentional or negligent breach of the Corporation's rules, policies and procedures relating to its finances or accounts, or any ethical impropriety or conflict of interest, regardless of the monetary value of any such breach, impropriety or conflict; and

g) any personal or off-duty conduct on the part of the Executive which is of such a nature that it is reasonably likely to cause harm to the reputation of the Corporation if the Executive were retained as an employee.

In the event of a Change of Control (as defined below), the Enhanced Severance Package will consist of Base Salary until the End Date, continuation of extended health and dental benefits until the End Date, pro-rata Bonus payments until the End Date (calculated at 100% of Base Salary and pro-rated for partial years), as well as a full acceleration of all unvested Stock Options.

For the purposes of this Section, "Change of Control" shall mean:

a) The sale, lease, exchange, or other disposition (in one transaction or a series of related transactions) of all or substantially all of the Corporation's assets for cash proceeds, including assets related to Tucows's products and services, to a person or entity that is not an affiliate of the Corporation; or,

b) Any person, entity, or group (as defined in Section 13(d)(3) of the *Securities Exchange Act,* 1934) becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing more than fifty percent (50%) of the combined voting power of the Corporation's then outstanding securities for cash proceeds; or,

c) The consummation of a merger, consolidation, reorganization, or similar transaction for cash proceeds to the Corporations shareholders, unless the Corporation's shareholders immediately prior to the transaction continue to hold more than fifty percent (50%) of the voting power of the surviving entity in substantially the same proportions as before the transaction.



All entitlements under the Enhanced Severance Package are subject to applicable withholdings and deductions, and all amounts owed shall be payable by salary continuance as per the normal payroll practices of the Corporation, with Base Salary amounts calculated at the salary rate in place as of the Date of Termination.

The Enhanced Severance Package shall be inclusive and exhaustive of all of the Executive's entitlements upon the termination of their employment, whether pursuant to the ESA, this Agreement or at common law.

Regardless of whether the Executive accepts the Enhanced Severance Package in exchange for the full and final Release, the Executive will receive all their entitlements under the ESA.

For clarity, nothing in this Section has the effect of creating or extending any contractual or common law entitlement to notice of termination or pay in lieu thereof beyond the End Date.

7. **NON-COMPETITION**

Without the prior written consent of the Corporation, the Executive will not at any time during the twelve-month period immediately following the termination or cessation of their employment (the "Non-Compete Period"), either individually, or in partnership, or jointly, or in conjunction with any person as principal, agent, trustee, employee, shareholder (other than a minor holding of shares listed on a recognized Canadian or United States stock exchange that does not exceed 5% of the outstanding shares so listed) or in any other manner whatsoever carry on, be engaged in, be concerned with, be interested in, advise, lend money to, guarantee the debts or obligations of, permit their name or any part thereof to be used in, be employed by or otherwise provide services to, (directly or indirectly) any person, business or activity that manufactures, distributes, sells, leases or rents any product in Canada or the United States that is the same as, substantially similar to, or competitive with, any of the Corporation's products or services (the "Competitive Business"), unless that other business or activity does not (directly or indirectly) conduct the Competitive Business in Canada or the United States.



8. **NON-SOLICITATION**

Without the prior written consent of the Corporation, the Executive shall not, during the twelve-month period immediately following the termination or cessation of their employment:

a) Solicit or attempt to solicit any customer of the Corporation with whom the Executive had direct dealings during the twenty-four months prior to termination.

b) Solicit or attempt to solicit any prospective customer actively pursued by the Corporation during the twenty-four months prior to termination or cessation of the Executive's employment, with whom the Executive had direct dealings, provided the Corporation has not ceased such pursuit.

c) Solicit or attempt to solicit any individual who is an officer, director, employee, or agent of the Corporation during the twenty-four months prior to termination, with whom the Executive personally interacted.

This provision shall not restrict in any way the right of the Executive, either personally or through another employer or contractor, to solicit generally in the media or through other public means for required personnel, and shall not restrict officers, directors, employees, or agents of the Corporation from pursuing on their own initiative employment opportunities from or with the Executive.

9. **CONFIDENTIALITY AND OTHER POST-EMPLOYMENT OBLIGATIONS**

a) Confidentiality: The Executive acknowledges that, during their employment with the Corporation, they may have access to confidential information ("Confidential Information") that is the exclusive property of the Corporation. Confidential Information includes, but is not limited to:

- Trade secrets
- Staff information and lists
- Customer and supplier lists
- Purchase requirements, pricing, and sales policies
- Financial information
- Business plans, forecasts, and market strategies
- Discoveries, designs, inventions, research and development, formulas, technology, techniques, improvements, and software development



The Executive agrees to keep all Confidential Information confidential and not disclose it to any third party, except as required in the course of their duties or with the Corporation's written permission.

b) Non-Disclosure: The Executive agrees to execute and abide by the Corporation's Employee Non-Disclosure Agreement (NDA) as a term and condition of this Agreement.

c) Non-Disparagement: The Executive agrees, for the duration of the Agreement and following the termination or cessation of their employment, to refrain from engaging in any conduct or making any comments, whether verbal or in writing, which are intended to be, or reasonably likely to be interpreted as being, disparaging of the Corporation, or its directors, officers, management, employees or clients.

d) Fiduciary: The Executive agrees that due to their position, they are in a position of a fiduciary towards the Corporation, and they owe fiduciary duties at common law to the Corporation during and after the termination or cessation of their employment.

e) Return of Property: The Executive agrees that upon the termination or cessation of their employment. they will immediately deliver to the Corporation all equipment, books, reports, documents, effects, money, securities and other property belonging to the Corporation that are in their possession or under their control, including but not limited to all electronic documents, access to servers, emails, computers, passwords, PINs and other electronic property belonging to the Corporation.

f) Duty to Cooperate: The Executive agrees that upon the termination or cessation of their employment, they will provide all such information, cooperation and support to the Board and the incoming CEO or other senior executives, upon the request of the Board, to enable a smooth transition to a successor, and shall do so diligently and faithfully to the best of their ability.



10. REASONABLENESS AND SURVIVAL

The Executive acknowledges and agrees that the obligations contained in Sections 7, 8 and 9 of this Agreement are reasonable in scope, area and duration, and are reasonable, valid and properly required for the adequate protection of the Corporation. The Executive hereby waives all defenses to the enforcement by the Corporation of the obligations contained in Sections 7, 8 and 9 of this Agreement. The obligations set out in Sections 7, 8 and 9 shall survive and remain in effect, notwithstanding the termination or cessation of the Executive's employment, whether such termination or cessation is initiated by the Executive, by the Corporation, on a with or without cause basis, or by mutual agreement, or whether the termination or cessation is lawful or unlawful.

11. MATERIAL & IRREPARABLE HARM

The Executive acknowledges and agrees that material and irreparable harm could be caused to the Corporation, which could not be adequately compensated by monetary damages, if the Executive breaches any of the obligations in Sections 7, 8 and 9 of this Agreement. Without intending to limit the remedies available to the Corporation, the Executive further acknowledges and agrees that, since damages at law would be an insufficient remedy to the Corporation in light of the material and irreparable harm that it could suffer, the Corporation may apply for and have injunctive relief in any court of competent jurisdiction specifically to enforce any such obligation upon the breach or threatened breach of any such obligations, or otherwise specifically to enforce any such obligations.

12. LEGAL CAUSE TO END ENHANCED SEVERANCE PACKAGE

Without intending to limit the remedies available to the Corporation, the Executive further acknowledges and agrees that, in the event of any breach or threatened breach by the Executive of any of the obligations in Sections 7, 8 or 9 of this Agreement, the Corporation will not be obliged to make any payments as a part of the Enhanced Severance Package (described in Section 6) that are in excess of the Executive's entitlements under the ESA. If any payments (or any parts thereof) in excess of the Executive's entitlements under the ESA have already been made to the Executive, it is a fundamental term and condition of this Agreement that the Executive must immediately repay to the Corporation the full amount of any such payment made to them in excess of their statutory entitlements under the ESA. A loss of entitlement to any part of the Enhanced Severance Package due to a breach or threatened breach by the Executive of any of the obligations in Sections 7, 8 or 9 of this Agreement, shall not affect the ability of the Corporation to rely upon the Full and Final Release and Indemnity signed by the Executive.



13. **ASSIGNMENT**

The Executive may not assign, pledge or encumber the Executive's interest in this Agreement nor assign any of the rights or duties of the Executive under this Agreement without the prior written consent of the Corporation. The Corporation may assign the Agreement to any subsidiary, affiliate or other entity related to the Corporation, or in the event of a sale of business or Change of Control. In the event of such assignment, the assignee shall fulfill all of the Corporations obligations under this Agreement.

14. **SUCCESSORS**

This Agreement shall be binding on and inure to benefit of the successors and assigns of the Corporation and their heirs, executors, personal legal representatives, and the permitted assigns of the Executive.

15. **SEVERABILITY**

If any provision of this Agreement, including the breadth or scope of such provision, is held by an arbitrator or court of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity or enforceability of the remaining provisions of this Agreement. The remaining provisions, or parts thereof, shall remain enforceable and binding.

16. **GOVERNING LAW**

This Agreement shall be governed in accordance with the laws of Ontario.

17. **MANDATORY ARBITRATION**

Any dispute, controversy or claim arising out of or relating to this Agreement, including any question regarding its existence, interpretation, validity, breach or termination, shall be referred to and finally resolved by a sole arbitrator at ADR Chambers under the ADR Chambers Arbitration Rules. The place of the arbitration shall be Toronto and the language of arbitration shall be English. If the parties cannot agree on an arbitrator within 30 days of the delivery of written notice of dispute, the parties agree that ADR Chambers shall act as the Appointing Authority. Each party shall bear their own costs for arbitration, and shall split equally the arbitrator's fees. For clarity, this Section ousts the jurisdiction of the Superior Court, except as may be required under Section 11.



18. NOTICES

Any notice or other communication required or permitted to be given hereunder shall be in writing and either delivered by hand or mailed by prepaid registered mail. At any time other than during a general discontinuance of postal service due to strike, lock-out or otherwise, a notice so mailed shall be deemed to have been received three business days after the postmarked date thereof or, if delivered by hand, shall be deemed to have been received at the time it is delivered. If there is a general discontinuance of postal service due to strike, lock-out or otherwise, a notice sent by prepaid registered mail shall be deemed to have been received three business days after the resumption of postal service. Notices shall be addressed as follows:

If to the Corporation:
> Tucows Board (Attn: Laurenz Malte Nienaber / Chair)
> Via email

If to the Executive:
> David Woroch
> 45 FLEMING CRES, EAST YORK, M4G 2B1, CANADA

19. LEGAL ADVICE

The Executive hereby represents and warrants to the Corporation and acknowledges and agrees that he had the opportunity to seek, and was encouraged by the Corporation to seek, independent legal advice, prior to the execution and delivery of this Agreement and that, in the event that he did not avail himself of that opportunity prior to signing this Agreement, he did so voluntarily without any undue pressure and he agrees that any failure to obtain independent legal advice shall not be used by his as a defense to the enforcement of his obligations under this Agreement.



IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first above written.

    TUCOWS Inc.
   Per: Laurenz Malte Nienaber
/s/ Laurenz Malte Nienaber
Chair of the Tucows Board 11/6/2025
I/We have the authority to bind the corporation

/s/ David Woroch
DAVID WOROCH 11/6/2025

Exhibit 19.1

Last updated: December 2025
Version Number: 1.3



Tucows Insider Trading Policy

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Tucows, Inc. ("Tucows" or "Company") is a public company, accountable to shareholders and, therefore, subject to federal securities laws that impose certain obligations on all Company employees. These obligations relate primarily to the disclosure of information to the public—basically, what you are allowed to say and not allowed to say about your work at Tucows. "Tucows" as used in this policy statement refers to all of the Tucows subsidiaries and brands, including but not limited to Tucows Domains, Ting, Wavelo, OpenSRS, Enom, Ascio, EPAG, Hover and Simply Bits.

It is important to read and understand the rules and regulations in this document. This document applies to every Tucows Employee, regardless of where you reside and regardless of whether you have options or shares in the Company.

The rules, in summary, are as follows:

- Employees are to maintain confidentiality about Tucows' business and are not to communicate any internal information about the Company—or respond to rumours about the Company—if that information has not already been made public in a press release.
- Only a Designated Officer can speak on behalf of the Company. The "Designated Officers" are Ivan Ivanov, CFO and David Woroch, CEO. Refer all outside requests for information about the company, no matter how casual the request, (from a customer, shareholder, journalist or friend) to Ivan Ivanov (iivanov@tucows.com), or redirect inquiries to Investor Relations, Monica Webb (mwebb@tucows.com).
- Employees may not buy or sell the Tucows stock or the stock of other public companies based on Insider Information. Note that Employees might have Insider Information about Tucows or about other publicly-traded that Tucows has business dealings with.
- Employees are not to buy or sell Tucows' stock based on "insider" information that has not yet been made public in a press release, or to disclose such information to another person.
- Officers, Directors and Employees who are designated as Insiders may only buy and sell stock when both (a) the trading window is open; and, (b) the member is not in possession of material non-public information.

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Tucows Corporate Policy Statement Regarding Disclosure and Confidentiality

Tucows is involved from time to time in matters that are sensitive in nature and important to the Company, its Employees and its shareholders. The federal securities laws impose certain obligations on Tucows regarding the disclosure of information to the investing public. To comply with these laws, Tucows has established the following policies and procedures that are applicable to all of its Employees.

Maintaining Confidentiality: In order to ensure that the Company does not break the law with regard to disclosure, Employees must not disclose to any outsider any internal information that a reasonable person would consider important in making the decision to buy or sell Tucows' stock.

Designated Spokesperson: The Company has designated David Woroch, Chief Executive Officer, and Ivan Ivanov, Chief Financial Officer, as Designated Officers for Tucows Inc. No other Employees of Tucows are authorized to speak on behalf of the Company with respect to corporate actions affecting the Company; therefore, unless you have been expressly authorized to make such disclosure, if you receive any inquiry from a third party (whether a securities analyst, a member of the media or another person) regarding the Company, you must immediately refer the inquiry to one of the Designated Officers named above or redirect inquiries to Investor Relations, Monica Webb (mwebb@tucows.com).

Trading of Securities: Federal securities laws prohibit any person from buying or selling shares in Tucows' or another public company's securities while in possession of material information concerning Tucows or another publicly traded company with which Tucows has business dealings that have not already been disclosed to the investing public, or from disclosing such information to another person who is likely to trade in the Company's stocks.

Responding to Rumors: Rumours concerning the business affairs of the Company may circulate from time to time. It is the Company's general policy not to comment upon such rumours. Individual Employees, too, should refrain from commenting upon or responding to rumours and should refer any requests for comments or responses to Ivan Ivanov, Chief Financial Officer, as the Designated Officer.

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Any questions regarding these policies in general or how they would apply to the facts of a specific case should be directed to Ivan Ivanov, Chief Financial Officer. Failure to observe these policies can be the basis for discipline or discharge.

Policy Statement on Securities Trading by Tucows, Inc. Directors, Officers and Other Employees

Introduction

Since the Common Stock of Tucows Inc. (the "Company") is publicly traded, all Directors, Officers and other Employees of the Company must be aware of and scrupulously observe the various laws and rules prohibiting what is commonly referred to as "insider trading."
This Policy Statement ("Policy") is designed to protect the Company's reputation for integrity and ethical conduct that we have all worked hard to achieve. This Policy applies to all Directors, Officers and other Employees of the Company. It also affects members of your family as well as your friends and associates.

At the outset, it should be made clear that an investment in the Company's publicly traded securities by Directors and Employees is encouraged. Nonetheless, it is also important to advise you of certain restrictions on purchases or sales as required by the Company and under U.S. securities laws. The securities laws are comprehensive and far-reaching. Accordingly, this Policy Statement, which is primarily concerned with insider trading, points out only the more common problems relevant to that subject and does not attempt to deal with all of the prohibitions and restrictions that may be applicable to transactions in securities by a Director, Officer, or other Employee of the Company or their relatives or friends. Please also note that this Policy Statement is not intended to replace the primary responsibility of each Director, Officer, and other Employee to understand and comply with the prohibition on insider trading under U.S. federal securities laws. Specific questions should be addressed to Ivan Ivanov, Chief Financial Officer.

Please remember that you have the ultimate responsibility for complying with insider trading laws and should therefore not simply and completely rely on the procedures and policies set forth in this Policy Statement but rather obtain additional guidance whenever possible.

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Failure to comply with this Policy or Insider Trading Laws may result in the loss of your job or position as well as substantial civil and criminal penalties. Because you will be asked to certify as to your understanding and intention to comply (as well as to your actual compliance) with this Policy, you should read this Policy carefully and contact Ivan Ivanov, Chief Financial Officer, if you have any questions. The Company may also require you to confirm from time to time that you have reviewed this Policy Statement and are in compliance.

Policy Statement

It is the Company's general Policy that a Director, Officer, or other Employee of the Company (or a related person with respect to any of the foregoing) who has material, non-public information relating to the Company may not buy or sell securities of the Company or engage in any other action to take advantage of, or pass on to others, such information.

This Policy applies regardless of whether any Director, Officer, or other Employee of the Company (or a related person with respect to any of the foregoing) is a resident of the United States. This Policy also applies to non-public information about any other company including without limitation any information concerning customers or suppliers, that is obtained either in the course of employment with the Company or while acting on behalf of the Company.

Further, a Director, Officer, or other Employee should avoid discussing or disclosing non-public information about the Company or its activities that may have an impact on the value of the Company's business. To enforce this Policy, the Company has adopted the procedures for securities trading outlined in the Insider Trading FAQ document (below).

In addition, the following transactions are prohibited for Directors, Officers and Employees of the Company (even if you are not in the possession of material non-public information):
- "Short" sales of the Company's stock (i.e., where a person borrows the Company's stock, sells it and then buys the Company's stock at a later date to replace the borrowed shares or where a person already has sufficient shares of the Company's stock to sell but does not deliver them until a later date).

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- Buying or selling puts or calls on the Company's shares. A "put" is an option or right to sell a specific stock at a specific price prior to a set date and a "call" is an option or right to buy a specific stock at a specific price prior to a set date. Call options are purchased when a person believes that the price of a stock will rise, whereas put options are purchased when a person believes that the price of a stock will fall.
- Participating in hedging transactions involving Company stock. These transactions involve negotiated contracts generally designed to transfer the risk of ownership of Company shares to third parties, although not constituting a "sale" in the conventional sense. For example, one form of hedging transaction is an equity swap that involves a contract under which a holder of Company stock agrees to exchange, or "swap," the return on the Company stock for the return on an equity index, a basket of equities, or an interest rate–based cash flow.

In addition, the Company may, from time to time, issue instructions advising some or all Directors, Officers and Employees for designated periods that they may not buy or sell securities of the Company or that no such securities may be traded without the prior approval of the officer or officers designated in such instructions.

Transactions that may be necessary for independent reasons (such as the need to raise money for an emergency) are no exception. Even the appearance of an improper transaction must be avoided. Directors, Officers and other Employees are responsible for ensuring that members of their households and their immediate families comply with this Policy.

If insider information is inadvertently disclosed—no matter what the circumstances—the person making or discovering that disclosure should immediately report the disclosure to Bret Fausett, Chief Legal Officer.

Trading Window

Employees without insider information may trade in Tucows' stock at any time, in or outside a trading window. See the FAQ below for a definition of an "Insider."



Officers, Directors, and Employees who work on the Company's quarterly financials may only buy and sell the Company's stock inside a designated trading window. The trading window generally corresponds to two trading days following the release of quarterly financials until the end of the month of each quarter in which the financial disclosure will be made.

Officers, Directors, and Employees with inside information may not trade in the Company's stock until the confidential information they hold ceases to be confidential or becomes irrelevant. Employees who have questions about their trading status should seek advice on trading in the Company's stock from the Company's Chief Legal Officer and/or Chief Financial Officer.

Insider Trading FAQ

Tucows is a public company, accountable to shareholders, and therefore subject to federal securities laws that will impose certain obligations on all Company Employees. These obligations relate primarily to the disclosure of information to the public—basically, what you are allowed to say, and not allowed to say, about your work at Tucows. "Tucows" as used in this policy statement refers to all of the Tucows subsidiaries and brands, including Tucows Domains, Ting, Wavelo, OpenSRS, Enom, Ascio, EPAG, Hover and Simply Bits.

What is Insider Trading?

Insider trading occurs when a person buys or sells the Company's securities while in the possession of material non-public information about the Company. Insider trading is not confined to the Company's securities. If, for example, an Employee learns that a contract is about to be entered into with another public company, trading in the securities of that other company also is prohibited if the information is material to that other company and not yet disclosed to the public.

Liability also can occur if this kind of information is passed on to another person (a practice known as "tipping") who then trades the security. Intent generally is not relevant. A casual comment made to another person could be a "tip," even without knowledge or intent that the other person will trade in the securities. In essence, being in possession of material inside information imposes an obligation not to disclose that information to an unauthorized person. This non-disclosure obligation is in addition to any confidentiality responsibilities you may have to the Company.


Who is an Insider?

Any person (including but not limited to Directors, Officers, and Employees) who is in possession of material, non-public information is an "insider" for purposes of these restrictions.

In most instances, if you are asked to work on a special project that has not been publicly announced by the Company, the leader of the project will inform you whether the project is one that involves material non-public information that would make you an insider for the duration of the project until its existence is publicly disclosed.

If you wish to trade in Tucows stock and you have questions about whether you might have material non-public information, you are encouraged to seek pre-clearance by contacting Bret Fausett, Chief Legal Officer (bfausett@tucows.com) or Ivan Ivanov, Chief Financial Officer (iivanov@tucows.com), who will be able to tell you whether you are in possession of information the Company deems material.

What is Material Information?

Information that is material, as used in this context, is any fact or circumstances which, if known to a reasonable investor, would have a reasonable likelihood of influencing the decision to invest or sell. Both good and bad news can be material, and information may be material even though it would not be significant enough to change the investor's decision. It is sufficient that the information would be part of the total mix of information available to an investor, for purposes of making a decision. In simple terms, material information is anything that is likely to affect the price of the stock. Examples of material information include, without limitation, knowledge of:

- projections of future earnings or losses (including but not limited to internal financial information that departs from what the market would expect);


- a pending or proposed merger, tender offer for the Company's securities, or purchase and/or sale of substantial assets;
- a significant expansion or cutback of operations;
- changes in dividend policies;
- a default or anticipated default under debt instruments or important contracts;
- the acquisition or termination of important payer/customer or supplier arrangements;
- the declaration of a stock split or the offering of additional securities;
- the introduction of new products or technologies
- an earnings estimate or revision of a previously released earnings estimate;
- major litigation or the threat of major litigation;
- liquidity problems; and
- significant management developments.

Please remember, either positive or negative information may be material. Please also note that the above list is not exhaustive; if in doubt about whether information is material, do not seek approval to trade in the Company's securities and do not discuss the information outside the Company unless and until the information has properly become public through proper channels. Bear in mind that your conduct will be viewed, and perhaps acted upon, by a regulatory agency and others.

What is Non-Public Information?

An insider may trade only when they he or she is are certain that official announcements of material information have been sufficiently publicized so that the public has had the opportunity to evaluate the information. Thus, insider trading is not made permissible merely because material information is reflected in rumors or other unofficial statements in the press or marketplace. An insider may not attempt to "beat the market" by trading simultaneously with, or shortly after, the official release of such information. As a normal rule, information is released by the Company to a national wire service. For example, if an announcement is made on a Monday, trading should not occur until Thursday. Ivan Ivanov will know when information has been released to the public.

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What are the Penalties for Insider Trading?

The consequences of insider trading violations can be enormous.

The maximum prison sentence for an insider trading violation is now 20 years. The maximum criminal fine for individuals is now $5,000,000 and the maximum fine for non-natural persons (such as an entity whose securities are publicly traded) is now $25,000,000.

Individuals also may be prohibited from serving as a director or officer of the Company or any other public company.

These penalties are in addition to any actions the Company itself may impose, including dismissal for cause.

Procedures for Securities Trading by Directors, Officers and Other Employees

All Directors, Officers and other Employees may trade only during the period starting from two full trading days following the release (and dissemination) of the Company's quarterly or annual financial results and continuing for thirty (30) calendar days thereafter.

From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions, or new product developments) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special Blackout Periods during which Directors, Officers and other Employees are prohibited from trading in the Company's securities. If the Company imposes a special Blackout Period, it will notify those affected.

Directors, Officers and other Employees also are reminded to be aware of the various restrictions on securities trading imposed under Section 16 of the Exchange Act of 1934, as amended, and the applicable reporting requirements.


The Company in its sole discretion may agree to your entering into an arrangement relating to the purchase or sale of securities of the Company under circumstances where you have no control over the timing of the transaction. If such an arrangement is established, and you entered into the arrangement with the prior approval of the Company and when you were not aware of material, non-public information, you may purchase or sell securities pursuant to such arrangement without regard whether you are aware of material, non-public information and without requiring prior approval of such transaction. Specifically, you may purchase or sell securities pursuant to such a binding contract or plan, or irrevocable instructions to purchase or sell securities on a future date, if all of the following conditions are met:

- You were not aware of material, non-public information when you entered into a binding contract to purchase or sell the security, provided written instructions to another person to execute the trade for your account, or adopted a written plan for trading securities.
- The contract, instructions or plan (1) expressly specifies the amount and price of the securities to be bought or sold and the date of the transaction; (2) provides a written formula or algorithm, or computer program, for determining the amount, price, and date for the transaction; or (3) does not permit you to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who did exercise such influence was not aware of material non-public information when doing so.
- The purchase or sale that occurs is pursuant to the prior contract, instruction or plan. A purchase or sale is not pursuant to a contract, instructions or plan if, among other things, you altered or deviated from the contract, instruction or plan or entered into or altered a corresponding or hedging transaction or position with respect to those securities, or the contract, instruction or plan to purchase or sell securities was given or entered into other than in good faith or as a part of a plan or scheme to evade the prohibition on insider trading.

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Exhibit 21.1

Subsidiaries of Tucows Inc., a Pennsylvania corporation

1. Tucows (Delaware) Inc., a Delaware corporation, is a wholly owned subsidiary of Tucows Inc.

2. Tucows Domains Services, Inc., a Delaware corporation, is a wholly owned subsidiary of Tucows (Delaware) Inc.

3. Tucows.com Co., a Nova Scotia corporation, is a wholly owned subsidiary of Tucows Domains Services, Inc.

4. Wavelo, Inc., a Delaware corporation, is a wholly owned subsidiary of Tucows (Delaware) Inc.

5. Tucows (UK) Limited, a company incorporated in England and Wales, is a wholly owned subsidiary of Tucows.com Co.

6. Tucows (Australia) Pty Limited, a Victoria corporation, is a wholly owned subsidiary of Tucows.com Co.

7. EPAG Domainservices GmbH, a Bonn corporation, is a wholly owned subsidiary of Tucows.com Co.

8. Ting Inc., a Delaware corporation, is a wholly owned subsidiary of Tucows (Delaware) Inc.

9. Tucows Domains Inc., an Ontario corporation, is a wholly owned subsidiary of Tucows.com Co.

10. Contact Privacy Inc., an Ontario corporation, is a wholly owned subsidiary of Tucows.com Co.

11. Tucows Fiber, Inc, a Delaware corporation, is a wholly owned subsidiary of Tucows (Delaware) Inc.

12. Ting Fiber, LLC., a Delaware limited liability company, is a wholly owned subsidiary of Tucows Fiber, Inc.

13. Ting Virginia, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Ting Issuer, LLC.

14. Blue Ridge Websoft, LLC, a Virginia limited liability company, is a wholly owned subsidiary of Ting Fiber, LLC.

15. Fiber Roads, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Ting Virginia, LLC.

16. Navigator Network Services, LLC, a Virginia limited liability company, is a wholly owned subsidiary of Ting Fiber, LLC.

17. Tucows (Emerald), LLC, a Delaware limited liability company, is a wholly owned subsidiary of Tucows Domains Services, Inc.

18. eNom, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Tucows (Emerald), LLC.

19. eNom Canada Corp. a Nova Scotia corporation, is a wholly owned subsidiary of eNom, LLC.

20. Whois Privacy Protection Services, Inc, a Nevada corporation, is a wholly owned subsidiary of eNom, LLC.

21. Secure Business Services, Inc., a Nevada corporation, is a wholly owned subsidiary of eNom, LLC.

22. Ascio Technologies, Corp., a Nova Scotia corporation, is a wholly owned subsidiary of Tucows.com Co.

23. Cedar Holdings Group, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Ting Issuer, LLC.

24. Zippytech, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Cedar Holdings Group, LLC.

25. Ting Telecom California LLC, a Delaware limited liability company, is a wholly owned subsidiary of Ting Fiber, LLC.

26. Simply Bits, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Ting Issuer, LLC.

27. Ting Holdco LLC, a Delaware limited liability company, is a wholly owned subsidiary of Ting Fiber, LLC.

28. Ting Issuer LLC, a Delaware limited liability company, is a wholly owned subsidiary of Ting Holdco, LLC.

29. Ting Internet LLC, a Delaware limited liability company, is a wholly owned subsidiary of Ting Issuer, LLC.

31. Ting-Memphis Co, a Delaware limited partnership, is a wholly owned subsidiary of Ting Fiber, LLC.

32. Tucows Domains (India) Pvt Ltd, an Indian Private Limited Company, is a wholly owned subsidiary of Tucows.com Co.

33. Tucows Domains (India) Pvt Ltd., an Indian Private Limited Company, is a wholly owned subsidiary of Tucows.com Co.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-285252 on Form S-8 of our reports dated March 12, 2026, relating to the financial statements of Tucows Inc. (the "Company"), and the effectiveness of the Company's internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 12, 2026

Exhibit 31.1

**Certification Pursuant to
Rules 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as Amended**

I, David Woroch, certify that:

1.   I have reviewed this annual report on Form 10-K of Tucows Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13-a15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a15(f) and 15d-15(f)) for the registrant and have:

  a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent function):

  a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

  b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2026

/s/ DAVID WOROCH
David Woroch
Chief Executive Officer

Exhibit 31.2

Certification Pursuant to
Rules 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as Amended

I, Ivan Ivanov, certify that:

1.   I have reviewed this annual report on Form 10-K of Tucows Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13-a15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a15(f) and 15d-15(f)) for the registrant and have:

     a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent function):

     a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2026

                                          /s/ Ivan Ivanov
                                          Ivan Ivanov
                                          Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C SECTION 1350

In connection with the Annual Report of Tucows Inc. (the "Company") on Form 10-K for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Elliot Noss, Chief Executive Officer and President of the Company, hereby certify to my knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 12, 2026

/s/ DAVID WOROCH
David Woroch
Chief Executive Officer and President

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C SECTION 1350

In connection with the Annual Report of Tucows Inc. (the "Company") on Form 10-K for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ivan Ivanov, Chief Financial Officer of the Company, hereby certify to my knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 12, 2026

/s/ Ivan Ivanov
Ivan Ivanov
Chief Financial Officer

.

BOARD OF DIRECTORS

Laurenz Malte Nienaber
Board Chairperson: Tucows Inc.
Founder: LMN Capital GmbH

Marlene Carl
Chief Financial Officer: CHAPTERS group AG

Lee Matheson
Partner: Edgepoint Wealth Management

Sandra Matz
Lulu Chow Wang Professor of Business:
Columbia Business School

Elliot Noss
Former President and
Chief Executive Officer: Tucows Inc.

Allen Taylor
President: GTD Partners

Jeffrey Tory
Chair, Partner, Director, Portfolio Manager:
Pembroke Management Ltd.

Stephan Uhrenbacher
Founder and Managing Director:
Density Ventures GmbH

NAMED EXECUTIVE OFFICERS

David Woroch
President and Chief Executive Officer:
Tucows Inc. and Chief Executive Officer:
Tucows Domains

Ivan Ivanov
Chief Financial Officer, Secretary and
Treasurer: Tucows Inc. and
Chief Executive Officer: Ting

Justin Reilly
Chief Executive Officer: Wavelo

Bret Fausett
Chief Legal Officer & General Counsel:
Tucows Inc.

ANNUAL MEETING
June 2, 2026 at 1:00 PM (ET)

Register for Virtual AGM at
https://register.proxypush.com/TCX

COMMON STOCK

NASDAQ (TCX)
Toronto Stock Exchange (TC)

TRANSFER AGENT AND REGISTRAR

Odyssey Transfer and Trust Company
860 Blue Gentian Rd, Suite 320
Eagan, MN 55121

INDEPENDENT ACCOUNTANTS

Deloitte LLP
Toronto, Canada

CORPORATE OFFICE

96 Mowat Avenue
Toronto, ON Canada M6K 3M1
Telephone: (416) 535-0123

OTHER FINANCIAL INFORMATION

Requests for Company information and other
shareholder inquiries should be directed to:

Attention: Investor Relations
c/o Monica Webb
Telephone: (647) 898-9924
Email: mwebb@tucows.com